UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

Item
Print Announcement in the NCR Handelsblad, Amsterdam, The Netherlands, on May 26, 2008

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2008

Attendance Form for Annual General Meeting of Shareholders

Proxy for Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2007

QIAGEN N.V. IFRS Financial Reports 2007

Signatures

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 26, 2008

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2007 (“Fiscal Year 2007”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2007;

4.	Adoption of the Annual Accounts for Fiscal Year 2007;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007;

8.	Reappointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2009;

9.	Reappointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2009;

10.	Cash remuneration of the Supervisory Board;

11.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2008;

12.	Authorization of the Managing Board, until December 26, 2009, to acquire shares in the Company’s own share capital;

13.	Approval of an amendment to the Company’s Articles of Association;

14.	Questions;

15.	Closing.

Copies of the Annual Accounts for Fiscal Year 2007, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for reappointment to the Supervisory Board and the Managing Board, the complete text of the proposed amendment to the Articles of Association and the information referred to under 2:142 paragraph 3 Dutch Civil Code can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the website of the Company.

A proxy statement, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about May 26, 2008. Registered shareholders wishing to exercise their shareholder rights in person are obliged to complete, sign and send the attendance form, such that the attendance form will be received by no later than close of business (New York time) on June 19, 2008 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Registered shareholders wishing to exercise their shareholder rights by proxy, are obliged to complete, sign and send the proxy card, such that the proxy card will be received by no later than close of business (New York time) on June 23, 2008 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the Annual Meeting.

As in prior years the official language of the Annual General Meeting shall be the English language.

The Managing Board

Venlo, The Netherlands

May 26, 2008

DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and an attendance form and proxy card for use in connection with the meeting.

The Company’s 2007 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2007.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than the close of business on June 19, 2008 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than the close of business on June 23, 2008 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 26, 2008

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 26, 2008

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2007 (“Fiscal Year 2007”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2007;

4.	Adoption of the Annual Accounts for Fiscal Year 2007;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007;

8.	Reappointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2009;

9.	Reappointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2009;

10.	Cash remuneration of the Supervisory Board;

11.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2008;

12.	Authorization of the Managing Board, until December 26, 2009, to acquire shares in the Company’s own share capital;

13.	Approval of an amendment to the Company’s Articles of Association;

14.	Questions;

15.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2007, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board, the complete text of the proposed amendment to the Articles of Association and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Tuesday, May 13, 2008 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. However, in accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 26, 2008

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.	General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

These proxy solicitation materials were mailed on or about May 26, 2008 to all holders of record of registered shares as of Tuesday, May 13, 2008. The Company’s 2007 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2007.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2007 (“Fiscal Year 2007”), the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the complete text of the proposed amendment to the Articles of Association can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.	Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, holders of record of registered shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. In accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

As of May 13, 2008, there were 196,410,510 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. Proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.	Explanatory Notes to Agenda Items

Explanatory Note to Items 2, 3, 4, 6 and 7—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2007. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company. As described at the Annual General Meeting held in 2004, on December 9, 2003 the Dutch Corporate Governance Committee published the Dutch Corporate Governance Code (the “Code”) containing the principles of good corporate governance and best practice provisions. The Code includes general principles and specific best practice provisions to be observed by Dutch listed companies, including their managing board members and supervisory board members, and their shareholders in relation to one another. In accordance with the Code, a listed company has to state in its Annual Report for Fiscal Year 2007 any best practice provisions of the Code with which it does not fully comply and to explain why and to what extent it does not comply with such provisions. Please see the “Corporate Governance” section of our Annual Report for further information.

Additionally, the shareholders of the Company are being asked to approve the performance of the Managing Board and the Supervisory Board, including a discharge from liability with respect to the exercise of their duties, for Fiscal Year 2007.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2007 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2007 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Items 8 and 9—Reappointment of the Supervisory Directors and the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the reelection of all current members of the Supervisory Board and all current members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of six members. The Supervisory Directors are elected by vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of four members. Managing Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital.

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated as of April 29, 2008, the Joint Meeting resolved to make a binding nomination for six members of the Supervisory Board and four members of the Managing Board. The six binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for reelection:

•	Nominations for position no. 1: a. Dr. Werner Brandt and b. Dr. Metin Colpan;

•	Nominations for position no. 2: a. Dr. Metin Colpan and b. Mr. Erik Hornnaess;

•	Nominations for position no. 3: a. Mr. Erik Hornnaess and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 4: a. Prof. Dr. Manfred Karobath and b. Mr. Heino von Prondzynski;

•	Nominations for position no. 5: a. Mr. Heino von Prondzynski and b. Prof. Dr. Detlev H. Riesner; and

•	Nominations for position no. 6: a. Prof. Dr. Detlev H. Riesner and b. Prof. Dr. Carsten P. Claussen.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by a resolution adopted by the Supervisory Board on May 3, 2006 and set forth on the Company’s website, and that they will make significant contributions to the Supervisory Board.

The binding nominations for each of the four Managing Board positions are as follows, each nominee listed under “a” below has been proposed for reelection:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Dr. Joachim Schorr;

•	Nominations for position no. 2: a. Dr. Joachim Schorr and b. Mr. Bernd Uder;

•	Nominations for position no. 3: a. Mr. Bernd Uder and b. Mr. Roland Sackers; and

•	Nominations for position no. 4: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 42, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Supervisory Director, Vice Chairman and Audit Committee

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Chairman of Evotec AG and acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 39, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2008, Mr. Sackers has served as QIAGEN’s representative observer of the board of Eurofins Genomics BV.

Dr. Joachim Schorr, 47, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 50, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of the Company’s global distribution network.

Professor Dr. Detlev H. Riesner, 66, is a co-founder of the Company. He has been on the Company’s Supervisory Board since 1984, was appointed Chairman of the Supervisory Board in 1999 and joined the Selection and Appointment Committee in 2005. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne, Neuraxo GmbH, Düsseldorf and Direvo AG, Köln. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems and PrioNet, Canada.

Dr. Werner Brandt, 54, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now

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PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany.

Dr. Metin Colpan, 53, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 70, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 58, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche (SWX: RO) where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. He brings to QIAGEN a wealth of experience as a leader in the diagnostics industry and has played key roles in building the molecular diagnostics industry. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of BBMedtech, Koninklijke Philips Electronics NV and Epigenomics.

Professor Dr. jur. Carsten P. Claussen, 80, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of

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the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Birgit Bergfried, 42, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR REAPPOINTMENT. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Cash Remuneration of the Supervisory Board

QIAGEN’s Articles of Association stipulate that the shareholders at the Annual General Meeting, upon the non-binding proposal of the Compensation Committee, determine the remuneration of the members of the Supervisory Board. The shareholders of the Company are hereby being asked to adopt the cash remuneration of the members of the Supervisory Board. The Compensation Committee proposes the following cash remuneration.

Cash remuneration of members of the Supervisory Board:

The objective of QIAGEN’s remuneration policy for Supervisory Board members is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and U. S. companies of similar size and complexity in a similar industry. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Supervisory Board. Based on its review of multiple compensation surveys, the Compensation Committee recommends that the remuneration of our Supervisory Board members be increased beginning in fiscal 2008 to align such remuneration with that paid to directors by other companies comparable to QIAGEN. Between 2005 and 2007, QIAGEN has grown considerably, while the Supervisory Board members’ cash compensation has not changed. In particular, according to the U.S. company director compensation surveys, the compensation of directors of U.S. companies comparable to QIAGEN as well as the compensation paid by companies with which QIAGEN competes for Supervisory Board members is significantly higher than that of QIAGEN’s Supervisory Board members. The Compensation Committee believes that this information is of particular significance because of QIAGEN’s substantial share of operations, revenues and number of employees in the United States. Furthermore, QIAGEN’s revenues have doubled since the last significant increase in remuneration of the Supervisory Board members in 2002, and QIAGEN expects to continue its growth over the next five to seven years. In addition, the responsibilities, workload and liabilities of our Supervisory Board members have continued to increase following the restructuring of their cash remuneration in 2005. In light of the above, the Compensation Committee and the Supervisory Board believe that an increase in remuneration of the Supervisory Board members is necessary to retain the current Supervisory Board members and to attract new, experienced Supervisory Board members in the future.

6

The members of the Supervisory Board shall receive fixed as well as performance-related compensation in the form of stock options or other equity-based compensation. The level of equity-based compensation of our Supervisory Board members will remain consistent with the equity-based compensation approved by our shareholders at the 2005 Annual General Meeting. Individual compensation will take into account the scope of responsibilities of each member of the Supervisory Board, as well as the economic situation and performance of the Company. In determining individual compensation, the Supervisory Board will also consider positions of Chair and Deputy Chair, as well as the chair and membership positions on the committees held by the members of the Supervisory Board. Compensation for each member of the Supervisory Board individually and for all members of the Supervisory Board in the aggregate shall be reported and explained in the Notes to our Consolidated Financial Statements and the Corporate Governance Report and subdivided into appropriate categories.

Annual cash remuneration of the Supervisory Board members shall be as follows:

Fee payable to each member of the Supervisory Board	EUR 30,000
Additional compensation payable to members holding the following positions:
– Chairman of the Supervisory Board	EUR 20,000
– Vice Chairman of the Supervisory Board	EUR 5,000
– Fee payable to member of the Audit Committee	EUR 7,500
– Fee payable to Chairman of the Audit Committee	EUR 15,000
– Fee payable to member of the Compensation Committee	EUR 5,000
– Fee payable to Chairman of the Compensation Committee	EUR 10,000

Members of the Supervisory Board receive EUR 1,000 for attending the Annual General Meeting.

Members of the Supervisory Board receive EUR 1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1,000 for attending each meeting of any subcommittees.

In addition to the fixed compensation described above, Supervisory Directors shall receive variable compensation to be determined annually by the Compensation Committee if the following target is met by the Company with respect to Earnings Per Share, excluding acquisition, integration, restructuring and related costs, acquisition-related amortization, and compensation cost due to equity-based compensation in accordance with the Statement of Financial Accounting Standards No. 123 (Revised) (“EPS”) over the next three fiscal years, beginning in 2008:

Each Supervisory Director shall receive annually EUR 1,500 for each 100 basis points by which the compound annual growth rate of the EPS over this three-year period, as compared to the EPS reported for the Fiscal Year 2007, exceeds 15%, provided that such remuneration shall not exceed EUR 5,000 per year.

Supervisory Directors shall continue to receive variable compensation outlined above beyond the next three fiscal years, in 2011 and following years.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

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Explanatory Note to Item 11—Reappointment of Auditors

On April 29, 2008, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2008. Ernst & Young Accountants audited the Company’s financial statements for Fiscal Year 2007.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by a general meeting of shareholders for this purpose.

On June 20, 2007, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 20, 2008.

At the Annual General Meeting, the shareholders are being asked to authorize the Managing Board to acquire shares in the Company’s own share capital, subject to approval of the Supervisory Board, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization shall be valid for a period of no more than eighteen months, up to and including December 26, 2009. Subject to the effectiveness of the amendment to the Articles of Association being presented to the Company’s shareholders for approval at the Annual General Meeting, as described below under Explanatory Note to Item 13, and in accordance with any applicable legislation and the provisions of the Articles of Association, the maximum number of shares in the Company’s own share capital that the Company, together with its affiliate companies, may acquire pursuant to this authorization is limited to 20% of the issued share capital of the Company at the time of the acquisition.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 13—Amendment to the Company’s Articles of Association

The Supervisory Board has proposed that the shareholders of the Company adopt an amendment to the Company’s Articles of Association, substantially in the form attached hereto as Appendix I, at the Annual General Meeting. The Supervisory Board also proposed to authorize all lawyers of De Brauw Blackstone Westbroek, Dutch counsel to the Company, and each of them acting individually, to cause such amendment to the Articles of Association to become effective and to apply for Dutch regularly approval. This amendment to the Articles of Association is being proposed in response to Dutch (corporate law) legislation, which became effective in 1998 and 2004 (see proposed changes to article 44.5 and article 31.2 of the Articles of Association, respectively) and the proposed changes to Dutch (corporate law) legislation (see proposed changes to article 6 of the Articles of Association), as well as in response to the implementation of the Transparency Directive (see proposed changes to article 38.6 of the Articles of Association), which is expected to take effect in 2008.

8

A complete text of the proposed amendment to the Articles of Association and explanatory notes thereto is available at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

9

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND SHAREHOLDER

COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2007, there were five (5) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of nineteen (19) times. No supervisory director attended fewer than 75% of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2007. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board attend each Annual General Meeting if possible.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered independent due to his former position as our Chief Executive Officer and member of our Managing Board. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee. The Audit Committee, which met six (6) times in Fiscal Year 2007, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the general meeting of shareholders. The independent registered public accounting firm audits the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting

10

policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and the Code.

Compensation Committee. The Compensation Committee, which met thirteen (13) times in Fiscal Year 2007, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews, approves and proposes to the Supervisory Board and/or the general meeting of shareholders, as applicable, all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, Managing Board members and Supervisory Board members and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which did not meet in Fiscal Year 2007, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes to the Joint Meeting the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

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ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in a similar industry. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board.

Compensation of the members of the Managing Board was within the compensation ranges set forth in the remuneration policy adopted by the General Meeting in 2005 and consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, as well as pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN’s objectives.

To ensure overall competitiveness of the remuneration provided to the Managing Board, the Compensation Committee assessed the remuneration levels of the Managing Board members against those at other companies of similar size and complexity in similar industries (biotechnology, life sciences supplies, diagnostics and pharmaceuticals) in Europe and the United States, and German companies listed on the MDAX and TecDAX.

Each annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. The bonus was based on overall financial goals of QIAGEN, the individual performance of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on net sales and operating income, adjusted for the impact of transactions, such as acquisitions. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the employer’s contribution. Generally, each plan participant is entitled to a one-time pension payment upon retirement after his 65th birthday. In the event of death prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2007 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the second and third tables below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including incentive stock options, stock grants and restricted stock units. In 2007, members of the Managing Board were granted stock options to purchase 183,895 Common Shares and 510,801 restricted stock units, in the aggregate. Awards to each Managing Director are set forth in the second table below.

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The employment agreements between the Company and the Managing Board members have an indefinite term, but can be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. All members of the Managing Board have additional employment agreements with QIAGEN affiliates with terms of employment ranging from 24 to 36 months. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions, including a merger, consolidation or a transfer of shares to a third party, each member of the Managing Board shall be entitled to receive a change of control bonus payment commensurate to a multiple of his then-current annual salary, including annual bonus, paid by the Company and QIAGEN affiliates in accordance with applicable employment agreements.

Year ended December 31, 2007	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:

Peer M. Schatz	$1,059,000	$437,000	$11,000	$1,507,000

Roland Sackers	$452,000	$162,000	$53,000	$667,000

Dr. Joachim Schorr	$291,000	$122,000	$27,000	$440,000

Bernd Uder	$311,000	$121,000	$20,000	$452,000

(1)	Amounts include, among others, inventor bonus and relocation costs. The Company also occasionally reimburses its Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2007 for the officer.

Managing Board members also receive a variable component, in the form of equity-based compensation. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Company’s Common Shares at the time of grant. During 2007, members of the Managing Board were granted stock options to purchase 183,895 Common Shares and 510,801 restricted stock units, in the aggregate.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:

Peer M. Schatz	$80,000	114,551	318,175

Roland Sackers	$72,000	35,019	97,285

Dr. Joachim Schorr	$25,000	17,049	47,355

Bernd Uder	$47,000	17,276	47,986

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The following table sets forth the vested and unvested stock options of our Managing Directors as of January 25, 2008:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,359,876	114,551	5/2009 to 2/2017	$4.590 to $20.563	318,175

Roland Sackers	347,598	23,346	9/2009 to 2/2017	$10.610 to $20.563	97,285

Dr. Joachim Schorr	201,444	17,049	10/2011 to 2/2017	$8.940 to $17.900	47,355

Bernd Uder	120,000	17,276	3/2011 to 2/2017	$11.985 to $20.563	47,986

(1)	During 2005 and 2004, the vesting of certain stock options was accelerated. A sales restriction was imposed on the accelerated stock options, such that any shares obtained upon exercise of an accelerated option could not be sold prior to the original vesting date of such option.

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Appendix I

DRAFT

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION

QIAGEN N.V.

On **             two thousand and eight appears before me, **             , notaris (civil-law notary) practising in Amsterdam:

**

The person appearing declares that on **             two thousand and eight the general meeting of shareholders of QIAGEN N.V., a public limited company, with corporate seat in Venlo, the Netherlands, and address at: 5911 KJ Venlo, Spoorstraat 50, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association as follows:

I. Article 6 paragraph 1 shall read as follows:

6.1.	Subject to authorisation by the general meeting and with due observance of the other provisions of Section 2:98 Civil Code, the managing board may cause the company to acquire for consideration fully paid up shares in its own share capital.

(Explanation: The amendments to this article are made in connection with the implementation of the EU directive 2006/68/EG.

This amendment will contain, amongst others, an extension in the possibility of the repurchase of shares.

The margin for the repurchase of shares (currently, an N.V. can only repurchase shares up to 10% of the issued share capital) shall be abolished.

Due to the amendment of the articles of association by “with due observance of the other provisions of Section 2:98 Civil Code”, the articles of association will anticipate on the contemplated changes in the Dutch Civil Code and will not be in breach with the law.

Furthermore the amendment of the Dutch Civil Code contains an extension of the 18 months period of which the board can be authorized by the general meeting to repurchase shares, to a period of maximum 5 years. Anticipating on this amendment, the 18 months period is removed from the articles of association.)

II. Article 31 paragraph 2 shall read as follows:

31.2.	The agenda shall contain such subjects to be considered at the meeting as the person(s) convening the meeting or requesting the meeting pursuant to article 29, paragraph 1 shall decide.

Furthermore the agenda shall contain such business as one or more shareholders, who are entitled thereto pursuant to the law, have requested the supervisory board and the managing board in writing to place on the agenda, at least sixty days before the date of the meeting, unless there is a compelling reason for the company for not placing such business on the agenda.

The agenda shall further specify that resolutions regarding such subjects can only be validly adopted in accordance with article 43, paragraph 1. No valid resolutions can be adopted at a general meeting of shareholders in respect of subjects which are not mentioned in the agenda.

A-1

(Explanation: The current statutory threshold for shareholders to put items on the agenda for a general meeting has been abolished with the introduction of the “Wet aanpassing structuurregeling” on 1 October 2004. By making a reference to the Dutch Civil Code, the articles of association are once again in line with the relevant provisions of the Dutch Civil Code.)

III. Article 38 paragraph 6 shall read as follows:

38.6.	The managing board shall, within the provisions of the law, make available: the annual accounts, the annual report, the accountant(s) declaration and all other documents pursuant to the law.

(Explanation: The amendment to the articles of association is associated with the contemplated changes to the law due to the implementation of the Transparency directive 2001/34/EG. The terminology of this amendment is in line with the Directive. This wording shall enhance flexibility with regards to any required applicable legislation following the implementation of this directive and applicable stock rules.)

IV. Article 44 paragraph 5 shall read as follows:

44.5.	After the company has ceased to exist, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators during a seven-year period.

(Explanation: Due to the changes to the Dutch Civil Code on 1 June 1998, the ten-year custody period for books and records of the Company after it has ceased to exist has been changed into a seven-year period.)

The required ministerial declaration of no-objection was granted on **             two thousand and eight, number N.V. **            .

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

A-2

ATTENDANCE	FORM TO: QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 26, 2008

The undersigned, holder of                          registered shares (with share certificate number                  through                 ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2008.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on June 19, 2008 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 26, 2008

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints Mr. Peer M. Schatz, Dr. Joachim Schorr, Mr. Bernd Uder and Mr. Roland Sackers, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs Mr. Peer M. Schatz, Dr. Joachim Schorr, Mr. Bernd Uder and Mr. Roland Sackers, to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6, 7, 8 and 9.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 26, 2008

Please mark, sign, date

and mail your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided.i

■ 00033030303333300000 4	062608

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.		1. Proposal to adopt the Annual Accounts for the year ended December 31, 2007 (“Fiscal Year 2007”).	☐	☐	☐
		2. Proposal to approve the performance of the Managing Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007.	☐	☐	☐

		3. Proposal to approve the performance of the Supervisory Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007.	☐	☐	☐

		4. Proposal to reappoint six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2009.	☐	☐	☐

		5. Proposal to reappoint four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2009.	☐	☐	☐

		6. Proposal to approve the cash remuneration of the Supervisory Board.	☐	☐	☐

		7. Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2008.	☐	☐	☐

		8. Proposal to authorize the Managing Board, until December 26, 2009, to acquire shares in the Company’s own share capital.	☐	☐	☐

		9. Proposal to approve an amendment to the Company’s Articles of Association.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.

QIAGEN

ANNUAL REPORT 2007

Delivering Innovation – to Science and to People

CONSOLIDATED STATEMENTS OF INCOME DATA

Years ended December 31

1,000 US$	2007	2006	2005	2004	2003
Net sales	649,774	465,778	398,395	380,629	351,404
Cost of sales	189,773	139,122	122,755	125,658	118,786
Cost of sales – acquisition and restructuring related	2,839	2,046	439	1,454	3,618
Cost of sales – acquisition related intangible amortization	23,615	6,135	3,319	1,416	1,096

Gross profit	433,547	318,475	271,882	252,101	227,904

Operating expenses
Research and development	64,935	41,560	35,780	34,351	31,068
Sales and marketing	164,690	115,942	94,312	87,506	83,005
General and administrative	71,932	48,574	40,123	41,715	41,894
Purchased in-process research and development	25,900	2,200	3,239	—	—
Acquisition, integration and related costs	14,708	6,061	3,213	572	—
Acquisition related intangible amortization	7,711	2,085	378	—	—
Relocation and restructuring costs	538	1,452	—	3,817	3,048

Total operating expenses	350,414	217,874	177,045	167,961	159,015

Income from operations	83,133	100,601	94,837	84,140	68,889

Other income (expense), net	(7,407)	5,467	2,427	(11,453)	(1,634)

Income before provision for income taxes and minority interest	75,726	106,068	97,264	72,687	67,255
Provision for income taxes	25,555	35,529	35,039	23,982	24,405

Minority interest	49	—	—	—	—

Net income	50,122	70,539	62,225	48,705	42,850

US $ per share
Basic net income per Common Share [1]	0.30	0.47	0.42	0.33	0.29

Diluted net income per Common Share [1]	0.28	0.46	0.41	0.33	0.29

Number of shares
Weighted average number of common shares used to compute basic net income per Common Share	168,457	149,504	147,837	146,658	145,832

Weighted average number of common shares used to compute diluted net income per Common Share	175,959	153,517	150,172	148,519	147,173

[1]	See Note 3 of the “Notes to Consolidated Financial Statements” included in our Form 20-F enclosed with this Annual Report for the computation of the weighted average number of Common Shares.

CONSOLIDATED BALANCE SHEET DATA

Years ended December 31

1,000 US$	2007	2006	2005	2004	2003
Cash and cash equivalents	347,320	430,357	191,700	196,375	98,993
Working capital	482,215	566,660	278,586	299,029	163,583
Total assets	2,775,174	1,212,012	765,298	714,599	551,930
Total long-term liabilities, including current portion	1,220,084	536,738	230,086	234,138	131,095
Total shareholders’ equity	1,391,575	566,165	450,457	400,376	334,786
Number of shares

Shares outstanding	195,335	150,168	148,456	147,020	146,218

NET SALES	NET INCOME, ADJUSTED	DILUTED EARNINGS PER SHARE, ADJUSTED

Net sales including the synthetic DNA business unit, sold in Q2 2004	Excluding acquisition, integration and restructuring related charges as well as amortization of acquired IP and equity- based compensation (SFAS 123R) of US$ 3.6 million in 2003, US$ 9.8 million in 2004, US$ 7.0 million in 2005, US$ 14.8 million in 2006 and US$ 61.3 million in 2007.	Excluding acquisition, integration and restructuring related charges as well as amortization of acquired IP and equity- based compensation (SFAS 123R) of US$ 0.03 per share in 2003, US$ 0.06 in 2004, US$ 0.05 per share in 2005, US$ 0.10 in 2006 and US$ 0.35 per share in 2007.

1,000 US$	1,000 US$	US$ per share

CAGR = compound annual growth rate

FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

Years ended December 31

1,000 US$	2007	2006	2005	2004	2003
Net income	50,122	70,539	62,225	48,705	42,850
Net Cash provided by operations	84,811	101,479	91,237	53,798	64,060
Net Cash used in investing activities	(659,671)	(165,472)	(98,501)	(51,149)	(14,057)
Net Cash provided by (used in) financing activities	494,054	303,160	2,955	95,623	(1,884)
Cash and Cash equivalents beginning of the year	430,357	191,700	196,375	98,993	44,893
Cash and Cash equivalents end of year	347,320	430,357	191,700	196,375	98,993
Depreciation and amortization	62,583	30,038	24,955	22,961	25,788
Purchases of property, plant and equipment	34,492	28,995	13,728	12,621	19,558
US$ per share

Cash EPS (operating CF/diluted shares)	0.48	0.66	0.61	0.36	0.44
1,000 US$
Free Cash flow

(Net Cash provided by operations less capital expenditures)	50,319	72,484	77,509	41,177	44,502

Sample & Assay Technologies

QIAGEN is the world’s leading provider of sample and assay technologies – tools that enable the extraction of DNA, RNA and proteins and the subsequent analysis of nucleic acids to reveal the information hidden within. QIAGEN is uniquely focused on what is one of the most exciting segments in the industrial revolution created by molecular biology.

QIAGEN’s products set standards in molecular diagnostics, applied testing, life science research and the pharmaceutical industry. Ranging from universities where new exciting ideas are born and industry laboratories transforming these ideas into tangible applications, up to the medical practice where health professionals benefit from new diagnostics, facilitating the detection of diseases and the development of personalized treatments – QIAGEN disseminates the application of molecular biology into daily life for the benefit of individual patients and our society as a whole.

The Form 20-F

is an integral part of this Annual Report. It contains detailed financial information about QIAGEN as well as other information, including information about the markets and risks and about QIAGEN’s Directors, Management and Advisors. It also contains a summary of the Company’s Code of Ethics as well as descriptions of securities other than equity securities, and information about controls and procedures.

If the Form 20-F is missing from this Annual Report, it can be requested from QIAGEN or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

Contents

02 06 10	Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Shares

16 26 36	An Exciting Idea A Reliable System A Proven Concept

46 66 69	Financial Statements Report of the Supervisory Board Corporate Governance Report

84	Glossary
87	Disclaimers and Trademarks
88	Financial Calendar / Investor Relations Contacts

Cover

Financial Highlights 2007

QIAGEN Global Contacts

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

Dear Shareholder,

2007 was a very exciting year for our company. We have taken a great step forward to expand our leadership in sample and assay technologies and have not only further strengthened our position in life sciences, applied testing markets and the pharmaceutical industry, but have also become the top player in molecular diagnostics, which today accounts for almost 50% of our revenues.

We were pleased to report many successes in 2007, including new products, partnerships, acquisitions and expansions. All of these events added momentum to our growth by significantly increasing our capabilities to deliver outstanding innovations – to science and to people.

We are also proud that the consistent and focused execution of our strategy has resulted in industry-leading financial performance. We achieved consolidated net sales of US$650 million for the year ending December 31, 2007 – a 40% increase in net sales compared to 2006. Our innovation engine continues to deliver impressive performance and contributed

02

already 4% to our organic revenue growth rate of 12%. Including charges, mainly related to the acquisition of Digene Corporation in July 2007, reported net income in 2007 decreased 29% to US$ 50.1million from US$70.5million and diluted earnings per share decreased to US$0.28 from US$0.46 in 2006. However, excluding these charges 1, adjusted net income increased 31% to US$111.5 million from US$85.3 million and diluted earnings per share increased 13% to US$0.63 per share from US$0.56 per share in 2006.

Our financial performance is a testimony to our dedicated work leveraging our strengths and capabilities in sample and assay technologies across all customer segments, ranging from research laboratories in academia, biotechnology companies and the pharmaceutical industry to the applied testing markets and human molecular diagnostics. Through our presence in all of these markets, QIAGEN’s products play a vital role in the entire process of bringing innovations from laboratories to medical practice and in transforming ingenious ideas to practical applications which improve our lives and increase our safety.

QIAGEN spans the continuum from invention to healthcare, from science to people. Today, we are also closer to the patient than we ever were. Our strategic acquisition of Digene Corporation in 2007, which was the largest transaction in the history of QIAGEN, was a tremendously important step towards this end and a paradigm of our strategy of achieving market leadership in all customer segments for sample and assay technologies. This acquisition brought together two exciting positions in molecular diagnostics, QIAGEN’s and Digene’s. The two companies’ global sales into molecular diagnostics were about the same size and ranked in about fourth and third position in their market, respectively. By combining these two franchises, we have built a fast-growing global leader in the extremely exciting area of molecular diagnostics.

Our value proposition for diagnostic laboratories, hospitals, physicians and patients is unique and very powerful. We market more than 100 molecular diagnostic tests, helping to detect and to fight a wide range of diseases and pathogens such as tuberculosis, human immunodeficiency virus (HIV) and, following the acquisition of Digene, also human papillomavirus (HPV). We continuously strive to further widen our panel and scope by developing new products and seeking regulatory approval from health authorities.

As a leader, we are taking a very active role in educating health professionals and individual patients about the benefits of molecular diagnostics. One such example is our test for high-risk strains of HPV, the primary cause of cervical cancer, a terrible disease to which approximately 300,000 women succumb every year. QIAGEN offers the only broadly validated HPV test approved by the US Food and Drug Administration (FDA), and currently we are developing a version of this test which is specially designed to allow women in areas with scarce healthcare resources to benefit from the advanced technology of HPV testing. We are actively marketing the benefits of this test through advocacy efforts, direct to consumer advertising and through our marketing and sales channels to health care professionals including doctors, laboratories and hospitals.

¹	Charges in fiscal 2007 included acquisition, integration and related expenses of US$17.6 million (US$11.3 million net of tax), purchased in-process research and development of US$25.9 million (US$25.9 million net of tax), relocation and restructuring charges of US$0.6 million (US$0.4 million net of tax), amortization on acquisition-related intangibles of US$31.1 million (US$20.0 million net of tax) as well as equity-based compensation cost according to SFAS 123R of US$5.8 million (US$3.8 million net of tax). Charges in fiscal 2006 included acquisition, integration and related costs of US$8.1 million (US$6.1 million net of tax), purchased in-process research and development of US$2.2 million (US$2.2 million net of tax), relocation and restructuring costs of US$1.5 million (US$1.0 million net of tax), amortization on acquisition-related intangibles of US$8.2 million (US$5.3 million net of tax), as well as equity-based compensation cost according to SFAS 123R of US$325,000 (US$213,000 net of tax).

03

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN also continues to play a major role in the development of treatments of diseases. We supply our sample and assay technologies to all phases of drug discovery, development and post-launch marketing. Increasingly, sample and assay technologies are used in combination with the development or use of drugs, in order to select or monitor patients, increasing safety and at the same time enabling personalized medicine. Being able to interact and deliver at any stage of the drug development process, QIAGEN has an unrivalled value proposition for customers in the pharmaceutical industry. Today, even with personalized medicine still in its early stages, almost all major drug development programs are incorporating molecular sample and assay technologies. In 2007, we started to significantly expand our targeted efforts in this area and focused on solutions such as biological sample collection, storage and sample management systems, automation, development-targeted assays, the promotion of our pharmacogenomic assay portfolio and tailored service partnerships.

Likewise, significant improvements have been achieved in the area of applied testing. As a key driver of standardization in molecular biology, QIAGEN advanced the dissemination of its products into many application areas such as veterinary medicine, forensics, food testing and bio security. Today, QIAGEN’s products are used to screen and eradicate veterinary diseases, give access to evidence in criminal cases and trials, and test for biowarfare agents or the quality and safety of food or water.

Our presence in academic research is extremely important for all the above and we continue to focus on this market. While other customer segments might be growing more rapidly, this segment is still of high relevance for QIAGEN. It continuously challenges us to deliver state-of-the-art and the most reliable solutions in sample and assay technologies, forming the foundation for ongoing invention and innovation in all markets we serve.

Overall, once again a blend of innovation-driven organic growth, active partnering and highly synergistic acquisitions has proven to be a winning formula to achieve our growth targets and to outperform our industry. In 2007, QIAGEN launched 72 new products, entered into six collaborations and acquired two companies – Digene and eGene.

These acquisitions were highly synergistic. The acquisition of Digene significantly expanded QIAGEN’s leadership position in molecular diagnostics and women’s health. The joint franchises link virology with oncology, thereby creating an exceptional platform to add next-generation and high-value molecular diagnostic products and strategically position the company for future growth. eGene has developed a multi-channel sample preparation and analysis technology for nucleic acids based on capillary electrophoresis including an affordable and robust instrument designed for applications in the molecular diagnostic and research markets. This expertise was very attractive as an expansion of our sample and assay technologies. The instrument incorporates many capabilities into one convenient platform, integrating automatic sample loading, separation and data analysis. We expect such instruments to generate significant growth, as our customers increasingly demand automated solutions that replace tedious lab work, enable highly efficient workflows and reduce the risks for errors.

In 2007, QIAGEN further extended its automated solutions portfolio by introducing the QIAcube – a revolutionary platform allowing for the automated processing of virtually all our spin-column based sample technologies. Recognized with prestigious industry accolades such as the Association for Laboratory Automation (ALA) Best New Product and the Red Dot Design Awards, the QIAcube enjoys highest success among customers in low- to medium-throughput laboratories and has established itself as our best selling instrument ever. In January of 2008, the Company also announced the launch of QIAsymphony, the result of one of the largest R& D programs ever undertaken at QIAGEN. QIAsymphony is a novel, modular automated platform designed to cover entire laboratory workflows from sample to result. The QIAsymphony platform offers

04

a new level of flexibility, convenience and safety in automated processing of molecular sample and assay technologies in a broad spectrum of throughput settings. Its first module for sample preparation, QIAsymphony SP, was successfully launched and also won the ALA Innovation Award within days of being introduced.

As a global innovation and market leader in sample and assay technologies, QIAGEN is well positioned to fully capitalize on the tremendous growth and profit opportunities which continue to distinguish us from our industry. In 2008, we will increase our investments in talent, infrastructure and presence to further enhance our record of innovation and superior service that define our company. Currently, more than 450 QIAGEN scientists work in research and development on over 220 different projects, which will add to our product portfolio and help to secure future growth.

We will also continue to expand our business into new geographic areas such as Asia, which is still one of the fastest growing regions for QIAGEN. In this effort, we not only strive to provide first-class service for our customers, but also to capitalize on the excellent research opportunities which abound in these markets. In late 2007 we entered a partnership with the investment management company Bio*One Capital to establish Dx Assays – one of the first Singapore based centers for assay development focusing on molecular diagnostics for infectious and genetic diseases. This state-of-the-art research facility employs more than 30 scientists and is already fully operational. Overall, our business in Asia contributes approximately 11% to QIAGEN’s total sales and is growing very rapidly.

I would like to thank you, our shareholders, for the continuous support and trust you have given QIAGEN in the past. I am pleased to report that we have very attractive value and growth opportunities in the future. The foundation of our success has been the dedicated work of our almost 2,700 employees in 18 different countries. Their ideas, passion and knowledge help QIAGEN to build on its leading position and to address future growth opportunities in a rapidly evolving industry.

I would also like to express my gratitude and respect for what each member of QIAGEN has accomplished this past year, and see it as one of our main tasks at QIAGEN to provide each person with the best possible working conditions in the industry. We take pride in being awarded the designation as one of the “Best Companies to Work For” in a number of contests.

However, the biggest reward for QIAGEN and our employees remains the “good confidence” that we can provide to people who know that everything possible has been done to ensure safety and health as a result of our work – Delivering Innovation – to Science and to People.

For us at QIAGEN this is a mission, an obligation and the basis for a great future!

Yours Sincerely,

/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

05

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN – The Executive Committee

The Executive Committee forms the most senior global management team responsible for decisions that have a material or global impact on QIAGEN’s business, future, and employees. QIAGEN’s Executive Committee combines unique expert knowledge from the diagnostic and pharmaceutical industries and is led by Peer M. Schatz as Chief Executive Officer.

Roland Sackers

Chief Financial Officer

Member of the Managing Board

Peer M. Schatz

Chief Executive Officer

Member of the Managing Board

Dr. Ulrich Schriek

Vice President

Corporate Business Development

06

Douglas Liu

Vice President

Global Operations

Dr. Michael Collasius

Vice President

Automated Systems

Dr. Joachim Schorr

Senior Vice President Global

Research & Development

Member of the Managing Board

Bernd Uder

Senior Vice President

Global Sales

Member of the Managing Board

Dr. Thomas Schweins

Vice President

Marketing & Strategy

07

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

The Executive Committee – Resumes

DR. MICHAEL COLLASIUS

Vice President Automated Systems, joined QIAGEN in 1992 and was responsible for the integration and the development of QIAGEN’s instrumentation business as General Manager of QIAGEN Instruments since its acquisition in 1998. Dr. Collasius became Vice President Automated Systems in 2001. During his time being with QIAGEN Dr. Collasius developed a series of automated systems for nucleic acid purification and handling. Dr. Collasius graduated from the Institut für Genetik in Cologne with a Diploma (M.Sc.) and obtained his Dr. rer. nat in Chemistry from the Max-Planck-Institute of Biochemistry in Martinsried, Germany.

DOUGLAS LIU

Vice President Global Operations, joined the Company in 2005 as Vice President Global Operations. Mr. Liu has an M.B.A. from Boston University and Science degree from the University of Illinois. Before joining QIAGEN, Mr. Liu worked at Bayer Healthcare as Head of Operations for Nucleic Acid Diagnostics in the US, and in Strategic Planning and Consulting at Bayer AG, Leverkusen. Prior to these positions, Mr. Liu worked at Abbott Diagnostics and Chiron Diagnostics.

ROLAND SACKERS

Managing Director, Chief Financial Officer, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2008, Mr. Sackers serves as QIAGEN’s representative observer of the board of Eurofins Genomics BV.

PEER M. SCHATZ

Managing Director, Chief Executive Officer, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Supervisory Director, Vice Chairman and Audit Committee Chairman of Evotec AG and also serves as a member of the German Corporate Governance Commission.

08

DR. JOACHIM SCHORR

Managing Director, Senior Vice President Research and Development, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the worldwide QIAGEN R & D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

DR. ULRICH SCHRIEK

Vice President Corporate Business Development, joined QIAGEN in 1997 and has been Vice President Corporate Business Development since 2000. Prior to joining QIAGEN, Dr. Schriek held several sales and marketing positions at Pharmacia Biotech, where he left as Global Marketing Director. Dr. Schriek graduated with a Master’s degree in science and obtained his Ph.D. in biochemistry from the Ruhruniversität Bochum in Germany.

DR. THOMAS SCHWEINS

Vice President Marketing & Strategy, joined the Company in 2004 as Vice President Corporate Strategy. With completion of the restructuring of QIAGEN’s Sales & Marketing organisation Dr. Thomas Schweins became Vice President Marketing & Strategy in 2005. Dr. Schweins joined QIAGEN from The Boston Consulting Group, Düsseldorf, where he was a core team member of the Pharma/ Health Care as well as the Corporate Development Practice Area. Before this, Dr. Schweins worked as Technology Manager and later as Assistant to the Board with Hoechst/Aventis. Dr. Schweins has a Biochemistry degree from the University of Hanover. He obtained his Ph.D. at the Max-Planck-Society and received a M.Sc from the University of Southern California, LA where he studied Business Administration and Chemistry.

BERND UDER

Managing Director, Senior Vice President Global Sales, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating worldwide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

09

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN’s Common Shares

QIAGEN’s common shares, traded as global shares, are registered and traded in the United States on the NASDAQ Global Select Market (the NASDAQ National Market prior to July 2006) since June 1996 and on the Frankfurt Stock Exchange in Germany since 1997, where its shares are traded in the Prime Standard segment, a premium segment created by the Frankfurt Stock Exchange in January 2003.

NASDAQ
Market	NASDAQ
Segment	NASDAQ Global Select Market
Ticker	QGEN
ISIN	NL0000240000

LISTING INFORMATION

We believe that the dual listing on NASDAQ and the Frankfurt Stock Exchange provides significant advantages for QIAGEN, our shareholders and our employees. Such advantages include increased visibility of QIAGEN in both Europe and the USA, which can positively impact sales and other aspects of our business. We also believe that our dual listing enlarges the trading market for our securities and thereby increases liquidity. This liquidity is also facilitated by the fact that the equity security traded on both exchanges is QIAGEN’s common shares (Global Share Program).

German Stock Exchange
Market	Frankfurt Stock Exchange
Segment	Prime Standard
Ticker	QIA
WKN	901626

TRADING INFORMATION

With a daily average trading volume of approximately 1.7 million shares during 2007 (more than 750,000 shares being traded on the NASDAQ, more than 850,000 shares in the Prime Standard segment of the Frankfurt Stock Exchange and approximately 50,000 shares on other German markets) QIAGEN common shares offered high liquidity. As of December 31, 2007, the free float, affecting the weighting of QIAGEN’s common shares in various indexes, was approximately 83.0%. Members of the Managing Board and the Supervisory Board hold approximately 5.0% of the outstanding shares. We believe that the majority of QIAGEN’s common shares are held by institutional investors in Europe and in the United States.

Capitalization (Dec. 31, 2007)
Market capitalization	US$4,112 million
Shares outstanding	195,335,076
Free float	approx. 83%

At the end of July 2007, QIAGEN closed the acquisition of Digene Corporation. The transaction was effected as an exchange offer, followed by a merger of Digene into a subsidiary of QIAGEN. The acquisition consideration consisted of 55% cash and 45% QIAGEN common shares. QIAGEN issued approximately 39.6 million shares in the Digene acquisition.

10

11

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN’s common shares are registered and traded on the Frankfurt Stock Exchange in Germany, one of the world’s largest trading centers for securities and on the NASDAQ Global Select Market, the world’s first electronic stock market and with approximately 3,200 listed companies today, the largest stock exchange in the United States.

PERFORMANCE INFORMATION

In 2007 QIAGEN stock continued its positive trend and showed an overall performance of approximately 36%. This made it one of the top performers on NASDAQ which rose approximately 9% in the same period.

This strong performance was primarily fueled by QIAGEN’s strong operational and financial results and news flow.

In Germany, the TecDAX index, in which QIAGEN is a major component, stayed very solid in 2007 despite the turbulent market environment. Apart from a brief dip in February 2007 – caused by weak U.S. economic data and fears that the Chinese equity market could be overheating – the TecDAX rose 22% in the first half of the year to around 932 points. In the summer, the subprime crisis in the United States unsettled investors and caused share prices to drop in Germany as well. However, the TecDAX subsequently rallied in response to the generally favorable business climate and good corporate results, finishing the year at 974 points, up 28% from the end of 2006.

12

In early 2008, the effects of the subprime and banking crises and its effects on the equity markets also impacted QIAGEN’s share performance. Between January 1 and January 23, our shares lost approximately 14% in value as the TecDAX declined by 33% in the same period.

INVESTOR RELATIONS INFORMATION

QIAGEN is committed to ensuring that individual and institutional shareholders, analysts and journalists are provided with a regular flow of transparent, comprehensive and readily accessible information on our strategy, business and results. During 2007, QIAGEN’s management presented at 23 national and international institutional conferences. Additional meetings during these conferences, more than 45 roadshows and in-house visits in Europe and the United States provided the opportunity for more than 600 direct discussions with investors and analysts. In 2007, QIAGEN shares were followed by more than 20 analysts from most major institutions and were recommended with a predominantly positive rating on the shares during the year.

13

An Exciting Idea

Exciting ideas are the roots of scientific breakthroughs. Every day researchers in academic, biomedical, pharmaceutical and biotechnological laboratories around the world are expanding the frontiers of science by finding the answers to elementary questions of life. To translate unique ideas into scientific breakthroughs, researchers need flexible and reliable solutions and state-of-the-art technologies which provide the greatest freedom in devising and conducting scientific experiments. QIAGEN is the world leader in developing and commercializing standard-setting sample and assay technologies for the life science research markets to enable researchers to transform exciting ideas into improvements for people’s lives.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

An Exciting Idea

Today, many of the great achievements in the history of mankind are often taken for granted. Inventions like telephones, airplanes and computers have spread rapidly and forever altered the way we live, work and see the world. All of these great innovations started with an idea – a vision to improve the quality of life, a search to find solutions for pestering problems or simply a quest to push the boundaries of human knowledge.

FROM VISION TO REALITY

One of the next frontiers for innovation is molecular biology. Although the discovery of DNA dates back to 1953, only recently did researchers start to fully understand such areas as the processes that determine the expression of genes, the vast variations within the genome, or the molecular causes of disease. Every day progress is made in key disciplines in vast and interdisciplinary fields all linked to molecular biology.

These advancements are enabled by new technologies which allow researchers to obtain exciting insights into the fundamental principles of life. With its sample and assay technologies, QIAGEN plays a vital role in this process and helped spark the generation of some of the most exciting ideas.

For example, in what led to the 2006 Nobel Prize in Physiology or Medicine, Craig Mello and Andrew Z. Fire used QIAGEN’s products in their discovery of RNA interference (RNAi), a natural mechanism for switching genes “on” and “off” and thus also known as “gene silencing”. Likewise, the work of 2007 Nobel laureates Mario R. Capecchi, Sir Martin J. Evans and Oliver Smithies would have been impossible without the incorporation of molecular sample and assay technologies. The team used stem cells to introduce gene modification in organisms and created the first ever “knockout mouse” – an animal model in which individual target genes have been switched off to study their function.

WHAT IS RNAi ?

RNAi is one of the most exciting areas of research that has emerged in recent years. Also known as “gene silencing”, the technique prevents the normal action of genes. Its initial discovery paved the way for further research showing that the mechanism widely occurs in plants, animals and humans. RNAi is now widely used in research to determine the function of genes and identify potential drug targets.

16

With more than 400,000 researchers in an estimated 45,000 research laboratories worldwide, ranging from leading academic institutions, diagnostics companies to biotechnology companies, the discovery of new scientific innovations is just a question of time. Each year, private and public institutions worldwide spend more than US$ 100 billion to advance our understanding of the molecular basis of life. QIAGEN is a trusted partner in this work. So far, over one billion samples in labs around the world have been prepared using QIAGEN technologies.

Now that most individual components of biological systems and their principal function have been identified, scientists are shifting their focus to the complex interactions among molecules such as DNA, RNA, and proteins. This discipline is often called Systems Biology. Researchers have discovered that single variables within biological systems, for example genes or proteins, hardly ever determine the entire function or behavior in question. Also, both the function and the influence of individual molecules change under different conditions, for example in various tissue types or in the case of disease. Systems biology aims to understand the underlying principles of these phenomena.

About 26,000 human genes express to more than 80,000 different proteins.

In this context, proteomics – the study of protein structure and functions – is a central area of research. As the functional equivalent of genes, proteins participate in virtually every process within the body. Yet in contrast to the comparatively constant genome, protein molecules continuously change as the result of interaction with their environment and other molecules such as RNA or other proteins – therefore altering their function. Scientists estimate that about 26,000 human genes express to more than 80,000 different proteins before post-translational modification. Thus, one of the most thrilling questions for proteomics is how proteins interact and change within the organism under specific conditions. In this area, particular attention is paid to both metabolic and physiological pathways, such as the series of chemical reactions within cells to process, for example, active agents or nutrients.

Since the discovery of DNA, one major area of interest for researchers has been to link variations in the genetic makeup to observable differences between cells, organisms or populations, a field of research known as epigenetics. Lately scientists have observed that many phenomena which can be linked to the genome do not result from variations in or mutations of the DNA. A key variable identified by epigenetics is DNA methylation, a natural phenomenon where one of the DNA’s bases, cytosine, exists in a normal and a chemically modified, methylated state, acting like an “on” and “off” switch for genes. As different cells shut off different genes, each and every cell type has its unique DNA methylation “fingerprint” which changes in various normal biological processes or as a reaction to environmental conditions.

It is hard to overestimate the impact these areas will have and already have had on our daily life. The countless stimulating ideas these research disciplines have given birth to, will not only advance our understanding of the underlying principles of life, but also will lead to the development of new applications and technologies.

One major application is the diagnosis of diseases. By analyzing the human genome, its expression and the interaction among DNA, RNA, and proteins, scientists are not only capable of tracking

17

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

the emergence of complex diseases, but also of identifying specific characteristics or “biomarkers” of diseases on a molecular level. Once these biomarkers are found, molecular assays can be developed to detect the biomarkers in samples with unmatched sensitivity and specificity – enabling early treatment tailored to the specific characteristics of each individual patient. Here a significant contribution is made by epigenetics. As every cell has its specific DNA methylation pattern, this mechanism provides a rich source for highly specific biomarkers for organ-specific disease diagnosis, classification and also the prediction of response to therapeutic intervention. For example, highly sensitive detection methods allow the early diagnosis of cancer through the detection of tumor derived cancer-specific DNA methylation patterns from body fluids such as blood or urine. Currently, several such early detection tests for cancer, based on DNA methylation, are under development.

WHAT ARE BIOMARKERS?

Biomarkers are unique molecular, nucleic acid or protein signatures associated with specific physical conditions. Examples of biomarkers are proteins or DNA methylation patterns. Biomarkers can provide indication of patient profiles, disease or disease processes, and play a major role in modern drug development.

Taking this principle one step further, scientists can also predict the risk for certain illnesses even before the symptoms associated with that illness present themselves. Patients showing a certain genetic profile or risk factor can thus be monitored more closely or even treated with a targeted medication which eliminates the risk factor. One example is QIAGEN’s digene HPV test, which helps to identify cancer causing high-risk strains of human papillomavirus (HPV) in women before the infected cells become cancerous, offering the exciting potential of eliminating cervical cancer through early, predictive detection of the cause of the cancer.

Likewise, scientists or clinicians can use novel molecular tools to identify patients most likely to respond to a new treatment and tailor drugs exactly to their needs. This is not only beneficial for patients, but also for pharmaceutical companies, which may be able to profit from safer, faster and less expensive clinical trials. Indeed, health authorities in the United States and Europe have already approved some drugs that work only in specific groups of patients.

There are numerous examples of valuable contributions these areas have already made to life science research, molecular diagnostics, applied testing and the pharmaceutical industry – and the most exciting years are still to come. Fueled by further standardization, automation and simplification of tools for application in molecular biology, the future will see the advent of many new groundbreaking ideas uncovering answers to the questions that persist today.

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SAMPLE TECHNOLOGIES

High-quality sample preparation is crucial for any research area in molecular biology. Before scientists can start working with DNA, RNA and proteins, they have to collect, stabilize and extract the molecules from biological samples and then purify and again stabilize the analytes. The outcome of this very first step directly influences any further downstream applications and thus the scientific results. Not surprisingly, various fields of research have specific demands on sample preparation, often making this initial step the most challenging one in the entire research process.

Today QIAGEN sample technologies are standard in all areas of life sciences: academic research, molecular diagnostics, applied testing and the pharmaceutical industry.

As the world’s leading provider of sample and assay technologies, QIAGEN continuously aims to be at the forefront of scientific progress. Rooted in academic research, QIAGEN developed and significantly advanced tools that enable the handling, preparation, processing and analysis of any biological sample on a molecular level. Today, these tools are used not only in life science research, but are also the standard in molecular diagnostics, applied testing and the pharmaceutical industry.

In systems biology, researchers need to simultaneously prepare several analytes such as DNA, RNA, and proteins from the same – often very scarce and thus precious – sample, while preserving the “in vivo” characteristics of the sample. QIAGEN addresses these needs with its Allprotect and Allprep kits, an innovation introduced in 2007. The Allprotect Reagents immediately stabilize DNA, RNA and proteins in tissue preserving their in vivo profile and allowing for the long-term storage of the prepared samples without freezing. The Allprep kits allow the simultaneous purification of any of these analytes from a single sample. In contrast to conventional methods, this technology guarantees maximal recovery of DNA, RNA and protein, delivering optimal performance in all downstream applications.

The QIAGEN AllPrep DNA /RNA /Protein Mini Kit allows simultaneous purification of DNA, RNA, and protein from the same precious sample.

19

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

Similar challenges are faced by scientists in epigenetics, where sample preparation for DNA methylation analysis once used to be extremely demanding, inhibiting advancements in this key science. Here, it is imperative to preserve the natural status of DNA methylation. With the EpiTect Bisulfite Kit jointly developed with Epigenomics AG, QIAGEN finally gave researchers the first complete sample preparation tool to overcome these key challenges. Since 2007, both companies have been working to develop a complete and validated in vitro diagnostic preanalytical sample technology portfolio for molecular diagnostic tests based on DNA methylation. QIAGEN believes that this product portfolio will be of the highest value for our customers and partners in clinical research and molecular diagnostics.

Biological banks often store formalin-fixed paraffin embedded (FFPE) tissue samples from clinical patients with a well-documented medical history. These “Biobanks” enable new exciting research strategies, and tissue samples stored in biobanks are incorporated into drug and biomarker development, research of diseases and many other applications. Here, QIAGEN offers a wide range of products that help to overcome specific difficulties related to the storage of FFPE tissues. An example is QIAGEN’s miRNease FFPE kit that was launched last year – a tool to purify miRNA from FFPE tissue sections including laser capture microscopy samples. Unlike many other solutions, this technology reverses crosslinking of formalin-fixed RNA molecules which usually block downstream applications and thus QIAGEN’s miRNease FFPE kit efficiently releases RNA from tissue sections avoiding further degradation of the molecules.

QIAGEN sample and assay technologies are routinely used in more than 40,000 laboratories throughout the world.

QIAGEN has also recognized the growing need for simpler, more efficient and more standardized sample technology solutions. Launched in early 2007, an answer to these demands is QIAcube, a revolutionary automated sample processing platform for low- to medium-throughput applications. The QIAcube allows users to fully automate the processing of almost all QIAGEN consumable products that are used manually in over 40,000 laboratories throughout the world. Thus the QIAcube creates a new dimension of utility and opportunities to free up time, reduce costs and increase performance in sample preparation. Already, this innovative product has received

QIAxcel – Multi channel sample separation and analysis technology based on capillary electrophoresis.

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several prestigious industry awards such as the Association for Laboratory Automation (ALA) New Product Award or the Red Dot Design Award and is extraordinarily popular with customers in laboratories in research, applied testing and molecular diagnostics.

During 2007, QIAGEN launched 72 new sample and assay solutions.

With 72 new sample and assay solutions launched during 2007 and with a total of more than 500 products, QIAGEN has remained focused on the further advancement, standardization and improvement of sample technologies for molecular biology applications. Employing more than 450 scientists, QIAGEN groups its R&D activities in several competence centers which focus on specific application areas. For example, our portfolio teams are working on new, partially automated solutions for research in DNA applications, gene function including gene silencing and gene expression and proteins. Collaborations with external partners further broaden our product pipeline.

To address the needs of biotechnology and pharmaceutical industries in biomarker development, QIAGEN entered into a partnership with Pathway Diagnostics. We believe that combining QIAGEN’s broad portfolio of sample and assay technologies for biomarker development with Pathway’s clinical development and testing service capabilities will help customers in the pharmaceutical industry to establish the clinical utility of new biomarkers through comprehensive assay development, sample-to-result qualification and clinical validation of different biomarkers in their drug development programs.

Likewise, announced in May of 2007, a license and marketing agreement with Biomatrica Inc. significantly expanded QIAGEN’s ability to provide complete solutions for biological sample storage and sample management systems. By forming a protective seal around biomolecules, Biomatrica’s SampleMatrix technology simplifies collection, processing and storage of biological samples at room temperature. The protective seal can be dissolved within minutes allowing total recovery of the biological material for use in any downstream application in genomic research, forensics, biobanking, pharmacogenomics and molecular testing without purification. In addition, the product offering includes affordable sample management software, offering scalable solutions for customers in low and high-throughput laboratories and biobanking databases.

At the same time, QIAGEN is further developing its portfolio of automated solutions for sample preparation. Our automation business saw a revenue growth rate of 40% in 2007, and we believe that the growing need for standardization of processes, as well as for faster, easier and more costefficient solutions, which can be operated by less experienced lab personal, will further increase demand for lab automation. With last summer’s acquisition of eGene, which developed a multichannel sample separation and analysis technology for nucleic acids based on capillary electrophoresis, QIAGEN further strengthened its automation pipeline. Next generation products will most likely include an expanded menu of products targeting use in research, applied testing and molecular diagnostics and may be combined with QIAGEN’s latest QIAplex technology.

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

ASSAY TECHNOLOGIES

Once biological samples have been prepared and the analytes of interest have been isolated, assay technologies are used to make information contained in the isolated molecules visible. QIAGEN provides a broad portfolio of different assay technologies enabling the analysis of all kind of molecules from virtually any biological sample. And again, various areas of research need different assay solutions that enable progress and the development of new ideas.

In many cases, scientists need to amplify DNA and RNA obtained from scarce biological samples to prepare it for further downstream analysis. This challenge is often encountered in the analysis of gene expression. QIAGEN’s technologies for the amplification of the whole genome and the whole transcriptome, meaning all genes transcribed into RNA, solve this problem by providing high yields of DNA and RNA even from small samples, while guaranteeing minimal bias in the amplified sequence.

siRNA – synthetic molecules to reliable knock out individual genes to study their functions.

Another challenge encountered by researchers occupied with the analysis of gene expression and regulation is the reliable knockout of individual genes in order to study their function. Here, QIAGEN offers comprehensive sets of so called siRNAs – synthetic molecules capable of inhibiting gene expression. In 2007, we further expanded this portfolio with a set of siRNAs for the knockdown of about 6,000 rat genes which correspond to human genes of potential therapeutic value. QIAGEN was the first company which fully disclosed the sequence of the siRNAs that have a guaranteed gene knockdown efficiency of at least 70% and thus enable scientists to focus on their main task.

A related area of research is the study of RNA interference related to miRNAs, which have been found to play a major role in this process. Usually, researchers trying to detect miRNA molecules did so by creating a copy of DNA (cDNA) based upon the RNA molecules, which then could be used for further tests. As this cDNA had to be created for each target miRNA molecule, this process was not only very time-consuming, but also led to inconsistent results and often a waste of scarce samples, such as cancer and tissue cells. In contrast, QIAGEN’s miRNA assay technology that was launched in 2007 allows for the sensitive, specific and simultaneous detection of hundreds of different miRNAs as well as other RNAs from only one cDNA reaction.

WHAT IS miRNA ?

miRNAs are a newly discovered class of RNA molecules which have been found to play a significant role in the regulation of gene expression. Recent discoveries indicate that miRNAs can correlate with cancer and other diseases, sparking significant interest in today’s life science and molecular diagnostics research. siRNA are the synthetic cousin molecules of miRNA. siRNA molecules act to silence specific genes in research of gene functions.

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Polymerase Chain Reaction (PCR) – one of the most widely used technologies in molecular biology.

Major improvements have also been achieved in polymerase chain reaction (PCR), which is one of the most widely used technologies in molecular biology, incorporating the detection and quantification of DNA and RNA targets. Of importance to researchers is the ability to achieve accurate real-time PCR with the minimum of time and effort. Last year, QIAGEN introduced several products incorporating the principles of PCR technology, yet taking them to a new level of efficiency. Using our QuantiFast kits, researchers can speed up assay applications on existing hardware by up to 60%. Additionally, the kits enable the accurate quantification of even low numbers of copy material. Assays based upon QIAGEN’s QIAplex PCR multiplex technology are capable of the highly sensitive detection of multiple molecular targets in one test. Compared to single-target assays, this technology allows for the testing of up to 20 multiple pathogens or disease markers in only one test using the same sample.

From 2005 to 2007, QIAGEN launched 170 new products, which already contribute approximately 17% its revenues.

The next years will bring further improvements in assay technologies, enabling the development of new, exciting ideas. Working closely with our customers, we are able to anticipate and address future trends, endowing us with a competitive edge and fueling our innovation engine. From 2005 to 2007, we launched 170 new products, which already contribute approximately 17% to our revenues. Currently, our R&D teams are working on more than 220 different projects which will continue to add to our extensive IP and technology portfolio.

The latest examples of QIAGEN’s innovative strength are the QIAsymphony and the QIAxcel. QIAsymphony is a novel modular platform for the automated processing of a broad range of molecular sample and assay applications. The result of the largest development program ever undertaken at QIAGEN, the QIAsymphony offers laboratories a new level of flexibility, convenience and safety. The first module, QIAsymphony SP, allows users to load samples in many formats and of many types and to isolate, purify and prepare target analytes for further analysis. Further modules for downstream applications are to follow.

The simultaneously introduced QIAxcel replaces tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. The system is designed to take the place of traditional agarose gel electrophoresis, which is widely used either for quality control or as an analytical tool, in such applications as the determination of the size of DNA fragments or obtaining more information on an organism’s genetic composition. QIAxcel overcomes the bottlenecks of manual gel preparation, making nucleic acid separation easier and faster than ever.

Providing the right tools for even the most sophisticated research applications, these innovations will help to achieve new breakthroughs improving our understanding of life and thus enabling a wide range of highly beneficial and in many cases yet unforeseeable applications. However, while technology can enable the development of new ideas, it cannot replace the ingenious researcher. That’s why the needs and requirements of individual scientists will remain QIAGEN’s foremost directive for the development of future sample and assay technologies.

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A Reliable System

Molecular diagnostic and applied testing laboratories often perform thousands of different tests every day – and usually from a broad menu. Reliable systems spanning entire workflows from sample preparation to result are essential for all commercial test services. QIAGEN’s portfolio of integrated diagnostic and test solutions, encompassing standardized preanalytical solutions, optimized assays and dedicated automated platforms, addresses the essential needs in speed, reliability and highest sensitivity of nucleic acid testing in molecular diagnostics and applied testing markets.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

A Reliable System

Gene-based molecular diagnostics are changing the way we approach health and science and will continue to do so for the foreseeable future. Significant opportunities abound in human and veterinary molecular diagnostic testing, tissue typing, identity testing, forensic testing, biosecurity, food and environmental testing.

QIAGEN is considered the global market and technology leader in sample and assay technologies for molecular diagnostics, providing customers with complete solutions and reliable systems. QIAGEN’s products serve the needs of two distinct markets within the commercial use of molecular sample and assay technologies – human molecular diagnostics (MDx) and applied testing. The first market includes all molecular testing for human healthcare, such as infectious disease diagnosis, predisposition, disease monitoring (such as viral load monitoring), protein or gene expression profiling. The latter encompasses areas which are not related to human healthcare, such as veterinary testing, forensic testing, bio security, food quality control and environmental testing.

Despite the differences between these two markets, both share many common features. First and foremost, users in both markets need to have complete confidence in the reliability and reproducibility of their systems from samples to results. These users demand systems offering rapid turn around times as well as sensitive and specific assays. Applications in both markets start with complex sample preparation, often looking to isolate the same type of molecules or analytes. Further, both markets use the same assay technologies to analyze samples, and they both require solutions with high-throughput capabilities, automated instruments and significant ease of use, systems which can produce specific, sensitive results in a rapid manner.

Today, the molecular diagnostics markets are estimated to be about US$3.0 billion.

Compared to the total market for in vitro diagnostic products, which today is estimated to be around US $35 billion, the approximately US$3.0 billion market for molecular diagnostic products is still relatively small. However, with a growth rate of 15% - 20%, this segment is growing faster than any other in vitro diagnostic area. This growth can be attributed to the fact that more and more physicians are demanding faster and more reliable methods for the detection and identification of diseases. While in the past, large reference laboratories and academic teaching hospitals were the driving force for molecular diagnostics, today, the customer base is increasingly made up of smaller diagnostic labs and clinics.

With today approximately 50% of sales generated from molecular diagnostics markets, QIAGEN is one of the world’s leading players in this field, leveraging its core technologies and capabilities throughout the entire value chain: from sample collection to diagnostic result.

The most common molecular assay technology used in medical and biological research labs today is Polymerase Chain Reaction (PCR) and real-time PCR which is based on the detection of

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Compared to the total market for in vitro diagnostic products, which today is estimated to be around US$35 billion, the approximately US$3.0 billion market for molecular diagnostics products is still relatively small but shows highest growth rates of estimated 15% - 20%.

DNA or RNA by amplification. As such, PCR has many fundamental advantages over traditional diagnostic technologies such as immunoassays and cytology, providing higher sensitivity with the ability to detect minute amounts of pathogens in a sample and providing higher specificity to eliminate false negative or positive results. These benefits over traditional technologies avoid uncertainties or ambiguities in decisions about the best course of therapy needed. In addition molecular diagnostic technologies provide faster delivery of results and ensure consistent predictive diagnosis and earliest treatment of diseases.

Molecular diagnostics continue to yield an abundance of new opportunities for potential test applications. By searching for specific DNA or RNA sequences, molecular diagnostic technologies today are routinely used throughout healthcare in such areas as viral and non-viral infectious disease diagnosis, human leucocyte antigen (HLA) typing for bone marrow and organ transplantation or in genetic testing for predisposition to cancers.

With the QIAGEN digene HPV test, laboratories and physicians can test for the viral cause of cervical cancer, the human papillomavirus (HPV).

For example, the traditional Pap test has been an icon in the diagnostic industry, but this test identifies the cellular manifestation of cervical cancer, meaning it identifies women with cancer today. With the QIAGEN digene HPV test, laboratories and physicians can test for the viral cause of cervical cancer, the human papillomavirus (HPV). Therefore, HPV testing identifies not only women showing the disease today, but also women at risk for developing this disease in the future.

Similarily, molecular diagnostics enable the potential to test even unborn babies for their risk of the development of a number of severe diseases just by drawing a blood sample from a pregnant mother. Molecular sample technologies enable the isolation, purification and amplification

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

of the baby’s nucleic acid fragments usually found in maternal blood. Assay technologies then help researchers to perform non-invasive tests for already existent diseases or existing predispositions.

As a result, molecular diagnostics are creating a fundamental shift in both the practice of medicine and the economics of the healthcare and diagnostic industries at large. Molecular-based diagnostic tests are further expected to increase emphasis on preventative and predictive molecular medicine. In the foreseeable future, physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing the physician to select the most effective therapy with the fewest side effects for the patient. In addition, the relatively straight-forward format and significant automation capabilities of QIAGEN’s tests allow ease of laboratory use, reducing overall processing costs.

Beyond the multitude of prospects in the human molecular diagnostics markets, the applied testing market, which includes forensics, biodefense, veterinary testing in livestock and quality control testing in food production, also offers significant opportunities for the implementation of standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, outbreaks of diseases threatening the poultry livestock industries such as avian flu, bluetongue disease and bovine viral diarrhea (BVD), public debates about genetically modified organisms (GMO) and food safety as well as bioterrorism risks, have vastly increased the value of molecular-based methods. These methods are performed by well-trained researchers in fully-equipped laboratories as well as by personnel working in the field, with both groups calling for easy-to-use, reproducible and standardized methods and systems.

SAMPLE TECHNOLOGIES IN MOLECULAR DIAGNOSTICS

In the molecular diagnostics markets, customers demand the highest possible accuracy and reliability of results. This process starts with sample preparation, the quality which directly influences the quality any downstream applications. Only if the target information hidden in the sample is isolated, purified and stabilized in a correct manner, can the subsequent assay applications produce reliable and accurate results. In this respect, QIAGEN’s solutions are the cornerstone of molecular diagnostics and personalized medicine, as they set the industry standards for sample preparation.

QIAGEN provides an unparalleled range of integrated sample technologies which are standard in the molecular diagnostics industry.

QIAGEN provides an unparalleled range of integrated sample technologies which are used as standards in the molecular diagnostics industry to ensure that a sample is processed and the target analyte isolated to the highest quality and accuracy before entering the analysis phase. Our products are used, for instance, to prepare bacterial or viral DNA from a wide range of clinical samples or to stabilize RNA in freshly-drawn blood or fresh tissue samples to stop these rare analytes from degrading before they can be tested.

As an Original Equipment Manufacturer (OEM) partner, we also develop integrated solutions for and together with leading partners in the diagnostics industry such as Roche Molecular Diagnostics and Abbott, who both incorporate our sample and / or assay technologies into the products they market. Additionally, QIAGEN enters into collaborations with external partners; as such partnerships are an important means for QIAGEN to move into emerging areas with new applications for its technologies.

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WHAT IS DNA ENRICHMENT?

Fetal DNA enrichment is accomplished by increasing the concentration of fetal DNA relative to maternal DNA from blood plasma or serum obtained from a simple blood draw from a pregnant woman. While robust enrichment of fetal DNA is not necessary for many non-invasive prenatal nucleic acid tests, such as tests for Rhesus D incompatibility, it is required for quantitative genomic tests such as tests for Down syndrome, cystic fibrosis, and other phenotypes, conditions, or disease states.

In early 2007, QIAGEN announced a cooperation with Sequenom Inc., combining QIAGEN’s world-class expertise in sample preparation technologies for life sciences and molecular diagnostics with Sequenom’s capabilities in genetic analysis technology. The primary goal of this collaboration is to develop products to increase the concentration of fetal DNA in maternal samples such as blood or serum. This enrichment process is crucial for many non-invasive prenatal molecular diagnostic tests, such as for Down syndrome, cystic fibrosis, and other conditions or disease states.

QIAGEN expects DNA methylation technologies to play an important role in key segments of molecular diagnostics markets such as cancer screening.

In May of 2007, QIAGEN further expanded an existing strategic partnership with Epigenomics AG, providing QIAGEN with the exclusive worldwide rights to Epigenomics’ DNA methylation sample technologies. QIAGEN expects DNA methylation technologies to play an important role in key segments of the fast growing molecular diagnostics markets such as cancer screening and will now be able to offer a complete portfolio of standardized technologies and solutions for epigenetic testing including sample and assay technologies.

At the same time, QIAGEN continues to expand its portfolio of automated instruments for molecular diagnostics. With EZ1 Advanced DSP and BioRobot MDx DSP QIAGEN already offers reliable systems for the automated purification of nucleic acids for in vitro diagnostic purposes. Both systems fully comply with the in vitro diagnostics directive of the European Union and are CE-marked. In early 2008, QIAGEN has further advanced this market through the launch of QIAsymphony SP as the first system of a novel modular automation platform intended to cover the entire workflow from sample to result. Currently, the system is designed to meet users’ needs in the areas of applied testing, pharmaceutical and life science research. As the next step, QIAGEN will further expand the use of the platform into the molecular diagnostics markets following the validations and filings required in the respective countries.

ASSAY TECHNOLOGIES IN MOLECULAR DIAGNOSTICS

QIAGEN complements its sample technology by offering the broadest portfolio of assays in the molecular diagnostics industry. In addition to a broad range of open PCR reagent kits, QIAGEN provides over 100 closed kits, or molecular tests with predefined target analytes. This portfolio includes a growing number of assays approved by health authorities in the United States, European Union and China.

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

In addition to a broad range of open PCR reagent kits, QIAGEN provides over 100 closed assays or molecular diagnostic tests with predefined target analytes, including a growing number of assays approved by health authorities in the U.S., Europe and Asia.

BREADTH AND DEPTH IN MOLECULAR DIAGNOSTICS

	INFECTIOUS DISEASE		GENETIC TESTING	ONCOLOGY	BLOOD SCREENING
	Viral	Non-Viral

Sample technologies	—	—	—	—	—

Open assay technologies	—	—	—	—	—

Closed assays	—	—	— HLA, PGx	— inkl. HPV	Asia direct, rest of the world distributed by partners

QIAGEN’s assays cover an unmatched spectrum of real-time PCR tests for major bacteria and viral detection, including products for the quantitative detection of Hepatitis A (HepA) and Hepatitis B virus (HepB), Herpes Simplex virus (HSV), and human immunodeficiency virus (HIV). They also comprise molecular tests for niche pathogens such as the Epstein-Barr-virus (EBV), the Parvovirus and the Varicella Zoster virus (VZV). Few companies offer this breadth of assays and in some cases QIAGEN is the only market source.

Multiplexed molecular tests – simultaneously probe a panel of up to 20 different pathogens.

Multiplexing is another increasingly relevant molecular diagnostic technology where QIAGEN is able to offer market leading solutions. In June 2007 QIAGEN launched the first assays based on its breakthrough QIAplex PCR multiplex technology. The multiplexing approach allows screening for several different targets in one single test. Multiplex assays are typically applied in situations in which one or more of several pathogens or disease markers could be present in one sample. This technology addresses the growing need for rapid, cost-effective solutions.

QIAplex-based multiplexing has significant advantages compared with single-target assays, since up to 20 targets can be detected in a single test using the same sample. Multiplexed molecular tests are widely adopted in genetic and HLA testing, which assess donor/recipient compatibility in transplantations. Newer applications include testing for viral and bacterial panels, hospital-acquired infections and bacterial-drug-resistant mutations.

QIAGEN’s digene HPV test, the only FDA approved and CE marked test today which screens for the presence of high-risk HPV viruses that cause cervical cancer.

During 2007, QIAGEN significantly increased its presence in the global molecular diagnostics markets through its acquisition of Digene, providing QIAGEN with a molecular diagnostics portfolio which included the QIAGEN digene HPV test, the only US Food and Drug Administration (FDA) approved and CE marked test which screens for the presence of high-risk HPV viruses that cause cervical cancer.

While about 70% of all women become infected with HPV over the course of their lifetime, the vast majority of these women will clear the virus naturally through their immune system. However,

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a subset of the women infected with HPV will not clear the virus, instead remaining persistently HPV positive, and at a significant risk of developing cervical cancer. With the use of HPV testing in cervical cancer screening programs, no woman should die from cervical cancer.

HPV testing is one of the fastest growing segments in molecular diagnostics with a potential market of over $1 billion worldwide.

As such, HPV testing is one of the fastest growing segments in molecular diagnostics with a potential market of over US$1 billion worldwide. QIAGEN is the global leader in HPV testing with the QIAGEN digene HPV test, the gold standard in HPV testing. In the United States, currently routine HPV testing in combination with a Pap test is recommended for routine cervical cancer screening for women age 30 and older by many major preeminent physician guidelines including the American College of Obstetricians and Gynecologists, the American Society of Colposcopy and Cervical Pathology, and the American Cancer Society. In other countries such as the Netherlands, HPV testing is soon anticipated to be approved for use as the primary tool for cervical cancer screening.

The QIAGEN digene HPV test is based upon QIAGEN’s Hybrid Capture signal amplification assay technology, creating a superior test with high-throughput capabilities. Further, laboratories using the HPV test have the flexibility to run the assay manually, or use our Rapid Capture System to automate the processing of HPV tests for high volume testing.

QIAGEN continues to revolutionize the HPV testing market, with the introduction of our next generation HPV testing system, providing complete automation in various, scaleable throughput versions. In its ultra high-throughput format, our new systems process specimens from sample to result with the capability of running up to 2,000 samples in a single eight hour lab shift. This is about 5 times faster than the fastest existing systems. Further, this system screens for a broader mix of HPV subtypes and requires less sample input volume than the current QIAGEN digene HPV test. The Ensemble system leverages the strengths of the current assay to produce unprecedented levels of throughput, setting the stage for continued HPV market leadership and laying the foundation for QIAGEN to build a broad based menu driven women’s health testing franchise.

In addition, to extend our leadership in the HPV screening business, QIAGEN is developing two genotyping tests to be used to validate positive HPV screening results to the correct follow-up algorithm. The QIAplex HPV genotyping test will offer full HPV genotyping following a positive HPV screening result. The second genotyping test, the Ensemble probe set, will run seamlessly on the Ensemble system, bringing full automation from sample to result for HPV screening and genotyping.

Also, QIAGEN is working on an additional HPV testing system, called Fast HPV, addressing the unique needs of cervical cancer screening in developing countries. This product leverages the strengths of the QIAGEN digene HPV test, and is uniquely tailored for environments where running water or even electricity may not be available. Even under these extreme conditions, QIAGEN continues to provide reliable systems, with all necessary reagents including water and a battery powered instrument to run the assay.

In addition, QIAGEN has initiated or expanded a number of other programs in this important field of diagnostic testing and is committed to significantly expand its product portfolio, capabilities and presence.

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN currently employs a large and very experienced team of assay developers in three sites worldwide. To further broaden its large assay portfolio, QIAGEN entered into a joint venture with the biomedical investment management company Bio*One Capital in late 2007 to establish a center for the development of molecular diagnostics for infectious and genetic diseases. Located in Singapore and equipped with state-of-the-art technology, the new center is already fully operational and employs more than 30 scientists.

With the establishment of the Singapore competence center, QIAGEN now has four molecular diagnostic competence centers, spanning three continents: Gaithersburg, Maryland USA; Hamburg, Germany; and Shenzhen, China. These centers serve as incubators for new ideas focused on the development of new assays for QIAGEN.

Throughout the R&D process we ensure that all of our assays are developed to the highest international regulatory standards. Our customers expect the highest quality product and look for validation that comes with the seal of regulatory approval. We are in the process of completing clinical studies so that 510(k) applications to the FDA can be submitted for the artus CMV and EBV assays, as well as for our HLA solutions. Submission of Ensemble HPV tests and associated systems are planned in late 2009. Throughout 2008 and 2009, we will be seeking CE marking for a number of infectious disease panels.

QIAGEN has extensive experience in processing complex samples, an urgent need within the applied testing market.

SAMPLE TECHNOLOGIES IN APPLIED TESTING

Whether a drop of blood from a crime scene, a piece of spinach in a food processing plant or a swab taken from livestock, complex sample collection and processing are critical steps in the analysis process for applied testing. QIAGEN has extensive experience in processing complex samples, a requirement in meeting the needs of the varied sectors within the applied testing market. Building on our leadership position in sample technologies for applied testing, in May of 2007 QIAGEN announced a distribution agreement with Whatman, a global leader in separation and life science enabling technologies. Whatman’s FTA® technology has created a standard in the field of collection, storage and release of DNA and has a wide range of potential applied testing applications including forensics and DNA databanking.

Whatman’s FTA technology is highly synergistic with QIAGEN’s sample preparation product portfolio. The addition of FTA has the potential to broaden QIAGEN’s value proposition for our customers in key markets. Nucleic acids stored on FTA and purified with QIAGEN’s sample preparation products are well suited for most downstream applications in applied testing and also in the molecular diagnostics business.

Similar to the molecular diagnostics markets, QIAGEN sees a growing demand for automated solutions in the applied testing market and early on started developing and marketing appropriate instruments. Introduced in 2003, QIAGEN’s BioRobot EZ1 has been a success story from the start. The EZ1 developed the low throughput automation market, becoming a role model for ease of use, and is now the accepted standard in human DNA identification.

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QIAsymphony – a modular automated platform, designed to cover entire laboratory workflows from sample to result.

The EZ1 Advanced, launched in January 2008, builds on and extends the functionality of the well-established and highly successful BioRobot®EZ1. The improved workstation provides the convenience and reliability laboratories worldwide have come to depend on together with a new design and new functions – ensuring effortless data management and improved safety. The new instrument uses proven EZ1 Kits enabling purification of highly pure nucleic acids from a wide range of samples relevant for genetic identity testing, forensics, biomedical research, and gene expression analysis. In addition, the EZ1 Advanced adds ultraviolet decontamination for a safe working environment.

The self-contained EZ1 Advanced ensures optimal ease of use and walkaway automation. All processing steps are performed by the workstation – from piercing reagent cartridges to elution of pure nucleic acids. No separate computer is required to operate the EZ1 Advanced, and EZ1 Kits include all reagents and accessories required to process samples. EZ1 Kits provide pre-filled, foil-sealed reagent cartridges that remain sealed until the instrument door is closed and the protocol run started, reducing the risk of contamination during workstation setup.

ASSAY TECHNOLOGIES IN APPLIED TESTING

Success in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of molecular based analyses in applied testing. These analyses are performed by a range of researchers and personnel with varying degrees of expertise and training, calling for easy-to-use, reproducible and standardized methods. Many assays in applied testing are the results of the strong collaboration QIAGEN has with industry as well as government entities.

Bovine Viral Diarrhea (BVD) is a pest virus that affects cattle leading to infertility and congenital defects in calves, costing the US and EU approximately $200 million annually.

A clear example demonstrating the core capabilities of QIAGEN to develop sample and assay technologies is the discovery and commercialization of QIAGEN’s Bovine Viral Diarrhea (BVD) product offerings. BVD is a pest virus that affects cattle leading to infertility and congenital defects in calves, costing the US and EU approximately US$200 million annually. QIAGEN sample technologies serve as the front end to QIAGEN’s BVD Assay, offering a complete solution from sample to result, enabling the potential eradication of this troublesome virus.

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A Proven Concept

Physicians in clinics, medical centers or doctors’ practices need a proven concept of reliable diagnostic tools to detect their patients’ diseases, decide on most efficient therapies and reduce medical risks through preventive medical checkups. QIAGEN’s assay technologies include what is considered to be the broadest panel of molecular diagnostic tests available worldwide. This portfolio also provides numerous certified tests fulfilling requirements in safety and reliability of different regulatory authorities including the only FDA-approved test for the human papillomavirus (HPV), the primary cause of cervical cancer.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

A Proven Concept

Diseases have been with us since the dawn of mankind – and with disease came the art of healing, making the search for cures one of the first sciences to evolve. Ancient cultures developed different approaches to alleviate the symptoms of common maladies, often based upon natural resources available such as plants or animals. Over the years, these methods were continuously refined and eventually scientists discovered new therapeutic cures, which not only treated the symptoms of disease, but actually cured the disease, helping to save millions of lives. Finally, medicine has become the hightech science it is today by incorporating the latest findings from several pinnacle areas of research such as biology, chemistry, physics and information technology.

Diagnostics have always been at the core of the advancement of medicine. Enabling physicians to correctly identify a condition and then match the condition with the appropriate treatment, diagnostics are an indispensable part of medicine, and heavily influence the potential success of treatments. Some estimate that 80% of all treatment decisions are made following a diagnostic procedure. A physician will only be able to make the right therapeutic choice, if his or her diagnosis of illness is correct. Thus, the development of new diagnostic methods brings medicine to a new level of efficiency.

Modern diagnostics have gone far beyond the mere confirmation of the presence of a particular disease in an organism. New methods in molecular diagnostics not only enable the identification of certain conditions with the highest possible sensitivity and specificity, but also aid in the discovery of risks and of the actual causes of disease. Diagnostics, and in particular molecular diagnostics which can analyze genetic information, now also allow for the identification of persons who are at risk of a specific disease before it manifests within the organism and help determine the most suitable therapy for an individual person. As a result, molecular diagnostics empower physicians to adapt new, effective strategies to fight even some of the most severe conditions.

THE MOLECULAR REVOLUTION

Indeed, the introduction of molecular biology methods to the in vitro diagnostic industry signaled the start of a revolution. Compared to traditional methods such as cytology or immunological assays, molecular diagnostics make the detection and identification of diseases faster, more reliable and more accurate.

A clear example of the potential of molecular diagnostics is the story of Tuberculosis. Each year, about eight million people develop the disease and two to three million die from it, making Tuberculosis the most deadly, yet curable infectious disease in the world. The fast and

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reliable diagnosis of the mycobacteria that cause Tuberculosis is the necessary first step for a successful treatment, because if the disease is left untreated, patients are at a significant risk of developing forms of the disease that are resistant to treatment.

Leveraging core competencies into all areas of life sciences.

However, for a long time, the two most common methods of Tuberculosis detection were time consuming bacterial cultures or relatively insensitive sputum microscopy examinations. While the cultures show sensitivities close to 100% and are able to detect even a few bacteria, it takes up to ten weeks to produce a definitive diagnosis. In contrast, sputum microscopy examinations produce almost immediate results. However, the sensitivity of this method is rather low, meaning that the sample has to contain several thousand bacteria to produce positive results. In the end, many cases of Tuberculosis remain untreated because patients either do not return for the final diagnosis or the illness simply remains unrecognized, leading to further infections.

Molecular diagnostics methods combine the advantages of both testing methods and provide both high sensitivity and rapid results. Molecular diagnostics only need a small amount of bacteria to produce highly specific, positive results in just two to five hours – allowing efficient patient management and immediate treatment. As a global leader in molecular diagnostics, QIAGEN continues to revolutionize the diagnostic paradigm by offering multiplex assays, screening not only for the presence of a single type of mycobacteria, but also for several additional, different pathogens, which often occur in weakened Tuberculosis patients.

Likewise, molecular diagnostics may even enable the detection and identification of diseases before the symptoms of disease manifest themselves. With QIAGEN’s digene HPV test, for example,

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

gynecologists can identify women who are at risk of developing cervical cancer, and with early treatment and careful monitoring, physicians may prevent these women from ever developing the cancer.

Every single day many similar molecular assays are developed, as researchers around the globe work on the identification of highly specific biomarkers signalizing the imminent emergence of many diseases.

KEY TO PERSONALIZED MEDICINE

Molecular diagnostics are not only of great value for the initial detection of a disease or the corresponding risk, but molecular assay technologies also enable the detailed profiling of detected diseases, thereby laying the foundation for “personalized medicine.”

In personalized medicine, physicians use molecular diagnostics to determine the exact onset and type of a particular disease and examine the patient’s unique genetic make-up. This knowledge allows doctors to develop individualized approaches for the most effective treatment with the fewest adverse effects.

An important application of personalized medicine is in the treatment of cancer. At the initial phase of the treatment, molecular diagnostics enable physicians to examine the character of the tumor, yielding important clues about the expected course of the disease and the most effective treatment. For example, researchers just recently discovered a gene controlling the creation of

Today, QIAGEN generates approximately 50% of its revenues in molecular diagnostics.

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metastases in patients afflicted with breast cancer. By examining the expression of this gene, doctors can now make predictions of the likely progression of the disease. Subsequently, molecular diagnostics can also be used to choose the most effective therapy. A prominent example is the drug Herceptin targeting HER2, a protein found in about 20% to 25% of women suffering from breast cancer. Only in women with the HER2 protein, does Herceptin have the potential to increase the survival rate by 40% as compared to traditional treatment methods.

Similarly, molecular assays can make the treatment of patients suffering from acquired immune deficiency syndrome (AIDS) more effective. AIDS results from infections with the human immunodeficiency virus (HIV), which has a very high mutation rate and therefore genetic variability. For the more dangerous HIV-1 species alone, researchers have identified three different virus types each further divided into several clades. By determining the species, type and clade of the virus persistent in a patient, a physician can align the medication to achieve the best possible results.

It is estimated that the most frequently prescribed drugs in the United States have effect in less than 60 percent of patients.

A further step in personalized medicine is the choice of the proper medication depending on the genetic make-up of an individual patient, a process known as pharmacogenomics. Physicians have known for years that patients show different reactions to drugs independent of typical influencing factors such as age or weight. A highly effective treatment for one particular group of patients could have almost no effect in another group, or could even cause adverse reactions. It is estimated that the most frequently prescribed drugs in the United States have effect in less than 60% of patients. Additionally, every year more than two million patients in U.S. hospitals experience serious adverse drug reactions. And in Germany alone, estimates suggest that up to 58,000 deaths annually are caused by incorrect drugs. Ironically, this doesn’t mean that these drugs are deficient – in most cases, they are simply applied to the wrong patients.

Again, molecular diagnostics can provide a solution to this problem as well. By testing for genetic components influencing the metabolism of particular drugs, physicians are able to predict the effectiveness and safety of the drugs. A prominent example is Warfarin, a blood clotting inhibitor. The efficiency of Warfarin not only varies in patients with differing genetic make-ups, but in some cases, the drug itself may cause severe, life-threatening adverse effects. Here, molecular assays enable physicians to decide whether Warfarin should be applied at all and to determine the dose best suited for an individual patient.

In the future, experts predict the number of drugs targeted at specific sub-populations will dramatically increase, as molecular assays make the development of such drugs not only more effective but also less expensive due to minimized risks in clinical trials. One day, even the self-testing for specific genetic characteristics before drug intake to determine the individual dosage may become as common as taking one’s temperature.

Molecular diagnostics already play a critical role in tissue transplants such as bone marrow or solid organs. Using a method called human leucocyte antigen (HLA) typing – which aims at the classification of the HLA system that influences important characteristics of the cell surface – physicians can link donors to the best recipients according to the closest genetic match, reducing the risk of adverse immune response to the transplants.

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

For the worldwide health market, the savings potential for personalized medicine in conjunction with molecular diagnostics is estimated to exceed US$380 billion.

Overall, molecular diagnostics as the basis for personalized medicine bear enormous potential for the further improvement of health services and the reduction of associated costs. From the physician’s and patient’s point of view, molecular diagnostics promise better treatment results at lower risk: diseases can be identified faster and more precisely, and the subsequent therapy can be tailored to the individual physiology of the patient. From an economic point of view, molecular diagnostics promise a significant reduction in healthcare costs: less money is spent on ineffective drugs and patients are more likely to recover from serious diseases. For the worldwide health market, the consultant group Booz Allen Hamilton estimates the savings potential for personalized medicine to exceed US$380 billion.

QIAGEN SAMPLE AND ASSAY TECHNOLOGIES

As the global leader in sample and assay technologies, QIAGEN has a strong footprint in molecular diagnostics. Everyday, our products are used to help physicians correctly detect and identify diseases and to make the right therapeutic choices for the benefit of the patient. In 2007 alone, QIAGEN sold about 15 million diagnostic assays and on an annualized basis, generated almost 50% of its sales in the molecular diagnostics markets.

In 2007, QIAGEN sold about 15 million diagnostic assays, generating almost 50% of its sales in the molecular diagnostics markets.

With our extensive diagnostic portfolio, doctors are able to identify several infectious diseases, prevent cervical cancer, match appropriate donors and recipients in transplantations and determine the best possible medication for their patients. By reliably providing fast answers to questions determining the possible success of medical treatments, QIAGEN products have increasingly established themselves as standards in molecular diagnostics. For physicians, proof of safety stems not only from the availability of the vast clinical data for our assays, but also from official approvals from health regulatory bodies in the Unites States, European Union and China.

When a patient presents symptoms of a disease, the first task for a physician is to determine the underlying condition and to isolate the condition from other possible diseases. The physician’s diagnosis not only has to be fast, but at the same time very reliable. In fact, the immediate initiation of the wrong therapy because of an incorrect diagnosis, can sometimes pose an even bigger threat to the patient than to perform additional tests to back-up the doctor’s initial assumptions. However, in the case of many diseases such as cancer neither patients nor physicians have the luxury of time, putting a premium on solutions that guarantee both fast and reliable results.

Every year, worldwide over 500,000 women develop cervical cancer and more than 300,000 die because of it.

An example of a molecular diagnostic solution meeting such demands is QIAGEN’s digene HPV test. The test screens for “high-risk” types of the human papillomavirus, the primary cause of cervical cancer. Every year, worldwide over 500,000 women develop cervical cancer and more than 300,000 die because of it. This molecular assay is the only FDA approved and CE-marked test for HPV and enables the highly specific and sensitive identification of women who are likely to develop or who already suffer from cervical cancer.

A striking feature of QIAGEN’s digene HPV test is its exceptional high clinical sensitivity in contrast to mere analytical sensitivity. When testing for viral diseases, high analytical sensitivity

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Most of the women who come into contact with HPV in their 20s, in fact 80 percent, spontaneously clear the infection over two years. Only women with long-term, persistent HPV are at risk for significant precancerous conditions that may progress to cervical cancer. While cervical cancer does occasionally occur in women younger than age 30, it is much more frequent in women aged thirty and over.

means that a test reliably detects the presence of the virus which causes the particular disease. However, the clinical endpoint of HPV testing is not the detection of the virus itself but cervical cancer detection. Detecting cervical cancer at its preliminary stages, not just the presence of HPV, early and accurately translates directly into lives saved.

The QIAGEN digene HPV test – clinical relevance proven in more than 100 studies published in peer-reviewed journals and clinical trials involving more than 350,000 women.

For an HPV test to be clinically relevant, it must use HPV infection as a proxy for cervical cancer detection. In fact, absolute analytic sensitivity is not a desirable result in HPV testing, since many patients, especially those under 30, have HPV infections that are detectable by molecular analyses but in whom no clinical evidence of disease can ever be demonstrated. The QIAGEN digene HPV test has demonstrated clinical detection of cervical disease and cancer in more than 100 studies published in peer-reviewed journals and clinical trials involving more than 350,000 women. This body of validation is of greatest value for QIAGEN’s HPV franchise.

The test is already marketed in several countries and helps doctors accurately identify women at risk of developing cervical cancer. In order to fully utilize the potential benefits of HPV testing for patients, QIAGEN has also established a strong, clinical sales force, who educates physicians and nurses in the United States about the significant benefits of HPV screening.

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

Cervical cancer is currently the number two cancer in women and according to the WHO approximately 500,000 new cases are diagnosed each year globally, with 80% of these occurring in developing nations and resulting in about 275,000 deaths. Experts estimate that by 2050 there may be one million new cases a year.

Also, QIAGEN and the organization PATH (Program for Appropriate Technologies in Health) are working on the development of a new, low-resource version of the test for usage in developing countries.

Galvanizing our work on this low-resource HPV test, in November 2007 an economic modeling analysis found that in developing countries the test could reduce the incidence of cervical cancer by as much as 56% if given just three times over a woman’s life and combined with appropriate treatment. In addition, a clinical research study conducted by PATH concluded that the low-resource test version produces rapid, accurate results, yet is also simple to run, requires minimal infrastructure and can be affordable for public-health programs in those countries – thus bringing a new level of safety to women and physicians fighting cervical cancer.

QIAGEN also offers several tests for the detection of infectious diseases such as Tuberculosis, AIDS and SARS. Based upon our multiplexing technology, physicians can even search for multiple pathogens in one single test, thus further reducing the time to diagnosis.

However, QIAGEN is not only a reliable partner for health professionals when it comes to the detection of diseases. QIAGEN’s product portfolio for molecular diagnostics encompassing a total of more than 200 products also helps doctors choose the best possible treatment once a disease has been detected and identified. Examples are QIAGEN’s pharmacogenomic tests for cancer treatment. By testing the patients for certain variations in their DNA, these assays allow doctors to assess the potential benefits and the risk of side-effects induced by drugs such as Mercaptopurine, which is often used to treat Leukemia.

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Another case requiring the highest possible accuracy, reliability and speed of results is in transplantations. The main challenge in any transplantation is to avoid an immune response, which occurs when the recipient’s antigens fight the transplant, often a matter of life and death. The main reason for immune reactions is that individuals have unique cell surfaces, due to different genetic make-ups. In this context, a genetic test of the HLA system determining major characteristics of the cell surface has proven to deliver reliable results enabling physicians to safely and rapidly match recipients and donors. QIAGEN provides a range of CE-marked products for HLA-typing based on PCR, giving doctors a safe solution for successful transplantations.

The possibilities molecular diagnostics provide for modern medicine to treat patients and to improve therapies are vast and growing every day. In the future, we expect molecular diagnostics to further disseminate and make the treatment of patients even safer. With standardized and automated methods requiring less expert knowledge, molecular diagnostics are also likely to disseminate to the point-of-care, producing almost immediate results.

As a global leader in molecular diagnostics, QIAGEN will continue to drive this development through the invention and introduction of cutting-edge automated molecular sample and assay technologies, which patients and physicians can rely on. Benefiting from a close link to academic research, QIAGEN will continue to transfer the latest scientific breakthroughs from the academic bench to medical practice – giving physicians the right tools to effectively prevent, detect, identify and treat diseases and thus making improvements in life possible.

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A Good Confidence

As a global market and technology leader, QIAGEN will continue to drive developments through cutting-edge sample and assay technologies and enable scientific breakthroughs from academic and pharmaceutical research benches to be transformed into routine practice. By delivering physicians the right tools to effectively prevent, detect, identify and treat diseases and providing applied testing laboratories with sample and assay technologies for highest standards in quality control testing in food, environmental and home safety, QIAGEN makes improvements in life possible and contributes to a good confidence.

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

Financial Statements

DESCRIPTION OF OUR BUSINESS

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to collect, stabilize, isolate and purify deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). They ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of reagents and testing solutions.

Our assay technologies include reagents which enable the detection of such purified target analytes. We also provide closed assays, which have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV or herpes. QIAGEN holds a unique leadership position in HPV-testing, one of the largest and most rapidly expanding market segments in both women’s health testing and molecular diagnostics. The Company provides the only FDA approved and CE marked test which screens for the presence of high-risk HPV viruses that cause cervical cancer. QIAGEN plans to market the test worldwide through its dedicated sales force and to offer accompanying tests for Gonorrhea, Chlamydia, and other pathogens, which are expected to form the core of our new women’s health products portfolio.

OUR PRODUCTS

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

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CONSUMABLES: Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid DNA purification; DNA testing for HPV, RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. In 2007, we acquired Digene Corporation and began offering the HC2 HPV test, a signal amplified test for the human papillomavirus for use in cervical cancer screening programs. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

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INSTRUMENTATION: Our automated systems perform automated nucleic acid preparation of the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments

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to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

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OTHER: A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

In 2007, we launched 72 new products, including sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as platform solutions such as the very successful QIAcube.

RESEARCH AND DEVELOPMENT

By focusing our resources on our core expertise “Sample & Assay Technologies”, we can invest more in research and development than we believe is typical in our industry. Over 460 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Rapid, proven innovation cycles promise fast introductions of new technologies which meet the needs of today’s labs. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2007, 2006 and 2005 were approximately $64.9 million, $41.6 million, and $35.8 million, respectively. We have fast, proven innovation cycles, with four percent of 2007 revenue growth stemming from new products launched in 2007. Our comprehensive intellectual property portfolio spans over 630 granted patents and more than 600 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of pre-analytical processing applications and generate an increased demand for our consumable products.

SALES AND MARKETING

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential – including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 900 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using hybrid capture 2, or HC2, technology. Additionally, we have implemented direct-to-consumer (DTC) advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HC2 HPV test. We plan to continue the DTC campaign during 2008.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers

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Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our website (www.qiagen.com) contains a full online product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp). The information contained in, or that can be accessed through, our website is not part of this Annual Report.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

PRINCIPAL MARKETS

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing, and applied testing, such as forensics, veterinary diagnostics, testing of genetically modified organisms, or GMOs, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

RESEARCH MARKET

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

MOLECULAR DIAGNOSTICS MARKET

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible.

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Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence in the sample must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in biobanks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have the disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone initial test, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus Gesellschaft für molekular-biologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

APPLIED TESTING MARKET

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular based

49

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

SEASONALITY

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

REVENUE BY GEOGRAPHIC REGION

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all of our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. Additional information regarding to operations by geographic region can be found in Note 19 in “Financial Statements” included in Item 18, of our Form 20-F enclosed with this Annual Report.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We have made and may continue to make investments in intellectual property. In the years ended December 31, 2007, 2006 and 2005, our purchases of intangible assets have totaled approximately $24.1 million, $6.4 million, and $15.3 million, respectively. We do not depend solely on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 109 issued patents in the United States, 70 issued patents in Germany and 434 issued patents in other major industrialized countries, and have 619 pending patent applications. Worldwide, we own 613 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date

REVENUE BY GEOGRAPHIC REGION

Net Sales

US$	2007	2006	2005
North America ¹	465,878,000	318,865,000	285,242,000
Germany ¹	270,173,000	220,325,000	187,381,000
Switzerland ¹	56,615,000	40,044,000	36,957,000
Asia ¹	71,168,000	49,875,000	35,266,000
Rest of World ¹	148,082,000	109,025,000	88,924,000
Corporate ¹	350,000	525,000	985,000

Subtotal	1,012,266,000	738,659,000	634,755,000

Intersegment elimination ²	(362,492,000)	(272,881,000)	(236,360,000)

Total	649,774,000	465,778,000	398,395,000

¹	Includes net sales to affiliates.

²	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

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of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

Additional information with respect to risks related to our reliance on patents and proprietary rights can be found in “Risk Factors” included in Item 3 of our Form 20-F enclosed with this Annual Report.

COMPETITION

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid sep- aration and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp. for assay solutions; Invitrogen Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

We also face competition from well established diagnostic technologies, such as cytology and, particularly in Europe, from emerging alternative HPV testing approaches, such as research-based PCR, other indicators of disease and other “home-brew” testing methods developed by laboratories. With the increasing acceptance of the importance of HPV testing, we expect such competition will intensify. Our competitors include molecular diagnostic companies, such as Roche Diagnostics, Third Wave Technologies, Inc. and Gen-Probe, Inc., which are developing or marketing HPV products that have not been approved by the FDA, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging).

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability; ease of use; standardization; cost; proprietary position; the competitor’s share of the existing market; access to distribution channels; regulatory approvals; and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation – a field in which we have a unique market and leadership position – is a key prerequisite

51

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage because our HPV test products are FDA-approved for two indications and because, as clinical studies have shown, our HPV test products, used in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities due to high clinical sensitivity and high negative predictive value.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

SUPPLIERS

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

FISCAL YEAR ENDED

DECEMBER 31, 2007 COMPARED TO 2006

NET SALES

In 2007, net sales increased 40% to $649.8 million compared to $465.8 million in 2006. In 2007 compared to 2006, net sales in Germany increased 19%, net sales in Asia increased 41%, primarily driven by Singapore, China, and Korea, net sales in North America increased 53%, primarily due to the acquisition of Digene, and net sales in Rest of World increased 35%. The increase in sales in each of these regions was the result of an increase in our consumable and instrumentation products, which both experienced overall growth rates of 40% in 2007 as compared to 2006. The increase in consumable sales includes organic growth (12%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (6%). During 2007, sales from our instrumentation products increased primarily due to the launch of our new QIAcube system. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, increased 30% in 2007 as compared to 2006.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2007, we introduced 72 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as innovative platform solutions such as the QIAcube.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2007 as compared to 2006, using the 2006 foreign exchange rates for both periods, net sales would have increased approximately 34% as compared to the reported increase of 40%. Additional information regarding currency impacts can be found under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” which is included in our Form 20-F enclosed with this Annual Report.

GROSS PROFIT

Gross profit was $433.5 million, or 67% of net sales, in the year ended December 31, 2007 as compared to $318.5 million, or 68% of net sales, in 2006. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 67% in 2007 as compared to the gross margin of 68% in 2006 reflects the impact of an increase in acquisition related costs and instrumentation sales, partially offset by the increase in consumable product sales.

During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. Included within this amount is approximately $300,000 of inventory which has been written off as a result of the acquisitions as well as $2.5 million related to the write-up of acquired inventory to fair market value as a result of a business combination. In accordance with purchase accounting rules, acquired inventory was recorded at fair market value and subsequently expensed as the inventory was sold.

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In connection with our 2006 acquisitions, during the year ended December 31, 2006, we recorded a charge of $2.0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to $23.6 million in 2007 as compared to $6.1 million in 2006. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

We experienced increased instrument sales in 2007, including sales of our new QIAcube instrument which began shipping in April 2007. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During both 2007 and 2006, instrumentation sales represented approximately 10% of our total sales.

Our consumable sales in 2007 represent approximately 90% of our total sales and increased 40% over sales in 2006. In 2007, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 56% to $64.9 million (10% of net sales) in 2007 compared to $41.6 million (9% of net sales) in the same period of 2006. Using identical foreign exchange rates for both years, research and development expenses increased approximately 47%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510 (k) and CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

SALES AND MARKETING

Sales and marketing expenses increased 42% to $164.7 million (25% of net sales) in 2007 from $115.9 million (25% of net sales) in 2006. Using identical foreign exchange rates for both years, sales and marketing expenses increased 37%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2007 as compared to 2006 is primarily due to our third quarter acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 48% to $71.9 million (11% of net sales) in 2007 from $48.6 million (10% of net sales) in 2006. Using identical foreign exchange rates for both years, general and administrative expenses increased approximately 42%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth. The increase in general and administrative expenses in 2007 is primarily the result of expenses related to our newly acquired subsidiaries in North America, Digene and eGene. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with our acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development. This amount represents $900,000 related to the acquisition of eGene. and $25.0 million related to the acquisition of Digene Corporation and represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. Additional information

53

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

regarding purchased in-process research and development can be found in Note 4 in the Notes to Consolidated Financial Statements included in Item 18 of our Form 20-F enclosed with this Annual Report.

ACQUISITION, INTEGRATION AND RELATED COSTS

During 2007, we recorded costs of $14.7 million, related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations. During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. As we further integrate the acquired companies, we expect to continue to incur acquisition, integration and related costs in 2008.

Costs related to acquisition and integration activities during 2006 totaled $6.1 million, including $1.0 million in severance and employee-related costs, $2.5 million of costs related to acquisition integrations and $2.6 million for the impairment of assets.

ACQUISITION-RELATED INTANGIBLE AMORTIZATION

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2007, the amortization expense on acquisition-related intangibles within operating expense increased to $7.7 million compared to $2.1 million in 2006. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

RELOCATION AND RESTRUCTURING COSTS

Relocation and restructuring costs recorded in 2007 and 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The restructuring was completed in 2007 at total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In 2007, we commenced the restructuring of the Huntsville, Alabama facility. The restructuring is expected to be completed during 2008 at an estimated cost of $400,000.

OTHER INCOME (EXPENSE)

Other expense was $7.4 million in 2007 compared to other income of $5.5 million in 2006. This increase in expense was mainly due to higher interest expense.

For the year ended December 31, 2007, interest income increased to $19.5 million from $16.4 million in 2006. The increase in interest income was primarily the result of an increase in interest rates. At December 31, 2007, we had $347.3 million in cash and cash equivalents compared to $430.4 million at December 31, 2006. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Interest expense increased to $31.5 million in 2007 compared to $11.9 million in 2006. Interest costs relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2007 as compared to 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

In 2007, research and development grant income from European, as well as German, state and federal government grants increased to $1.8 million from $795,000 in 2006. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $2.0 million in 2007 as compared to a loss of $660,000 in 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies. Additional information regarding currency impacts can be found under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” which is included in our Form 20-F enclosed with this Annual Report.

In 2007, we recorded a net gain from equity method investees of $1.6 million compared to $1.3 million in 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments

54

in complementary businesses as the opportunities arise. During 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

PROVISION FOR INCOME TAXES

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2007 and 2006, our effective tax rate was 34%. The effective tax rates during 2007 and 2006 are impacted as a result of non-recurring acquisition related charges which were recorded without any related tax benefit. Further, effective January 1, 2007, The Nether-lands corporate tax rate decreased to 25.5% from 29.6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 18% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In addition, due to the expiration of the statute of limitations, $2.2 million of tax ben-efits have been recognized during 2007. In future periods, we expect that the adoption of FIN 48 may result in greater volatility in the effective tax rate. In 2008, the German tax rate decreased to 30% from 39% which will positively impact our 2008 consolidated effective tax rate.

FOREIGN CURRENCY

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income.

The net gain (loss) on foreign currency transactions in 2007, 2006 and 2005 was $2.0 million, ($660,000), and ($157,000), respectively, and is included in other income (expense), net.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2007 and 2006, we had cash and cash equivalents of $347.3 million and $430.4 million, respectively, and investments in current marketable securities of $2.3 million and $52.8 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2007, cash and cash equivalents had decreased by $83.0 million over December 31, 2006 primarily due to cash provided by operating activities of $84.8 million and financing activities of $494.1 million, offset by cash used in investing activities of $659.7 million. As of December 31, 2007 and 2006, we had working capital of $482.2 million and $566.7 million, respectively.

OPERATING ACTIVITIES

For the years ended December 31, 2007 and 2006, we generated net cash from operating activities of $84.8 million and $101.5 million, respectively. Cash provided by operating activities decreased in 2007 compared to 2006 primarily due to decreases in net income, accrued liabilities and an increase in accounts receivable. The decrease in net income is primarily due to $25.9 million in purchased in-process research and development and increased amortization on purchased intangible assets as a result of our 2007 acquisitions. The decrease in accrued liabilities in 2007 primarily reflects payment of liabilities assumed in connection with the acquisitions, while the increase in accounts receivable reflects our increasing sales. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, or significant technological advances of competitors would have a negative impact on our liquidity.

INVESTING ACTIVITIE S

Approximately $659.7 million of cash was used in investing activities during 2007, compared to $165.5 million during 2006. Investing activities during 2007 consisted principally of cash paid for the acquisitions of Digene and eGene, during the third quarter of 2007 along

55

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

with purchases of property and equipment, partially offset by proceeds from the sale and purchases of marketable securities. In addition, during 2007 we invested in a joint venture with BioOne*Capital in Singapore to establish Dx Assay Pte Ltd for the development of infectious and genetic disease assays.

In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility opened during 2007, and consists of approximately 61,000 square feet and cost approximately EUR 9.0 million. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $27.1 million based on the achievement of certain revenue and operating results milestones as follows: $10.1 million in 2008, $4.0 million in 2009, and $12.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

FINANCING ACTIVITIES

Financing activities provided $494.1 million in cash for the year ended December 31, 2007, compared to $303.2 million for 2006. Cash provided during the year was primarily due to proceeds from debt and the issuance of Common Shares in connection with our employee stock plans, tax benefits from stock-based compensation and proceeds received in connection with agreements to issue shares to QIAGEN Finance and Euro Finance partially offset by the repayment of debt and capital lease payments.

We have credit lines totaling $165.3 million at variable interest rates, $4,000 of which was utilized as of December 31, 2007. We also have capital lease obligations, including interest, in the amount of $35.8 million, and carry $950.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders have agreed to make available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement. The $150 million credit facility will also expire in five years from the date of the agreement. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

We have notes payable which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At December 31, 2007, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our Common Shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into shares of our common stock at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

At December 31, 2006, we had a note payable of EUR 30.0 million which bore interest at a variable interest rate of EURIBOR plus 0.75%, and was due in annual payments of EUR 5.0 million through June 2011, and a note payable of EUR 5.0 million which was due in June 2008. These notes were repaid in July 2007. In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately $3.1 million in short-term debt. The debt was due and paid in April 2006.

We expect that cash from financing activities will continue to be impacted by issuances of Common Shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

56

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

CONTRACTUAL OBLIGATIONS

As of December 31, 2007, our future contractual cash obligations are as shown in the table below.

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $27.1 million based on revenue and other milestones in 2008 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $11.3 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

REVENUE RECOGNITION

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

CONTRACTUAL OBLIGATIONS

Contractual obligations	Total	2008	2009	2010	2011	2012	Thereafter
(in thousands US$)
Long-term debt	950,000	—	25,000	50,000	225,000	650,000	—
Capital lease obligations	47,780	4,952	4,952	4,953	4,985	5,055	22,883
Operating leases	26,501	8,940	5,872	4,116	2,845	1,584	3,144
Purchase obligations	34,089	26,366	5,751	190	190	190	1,402
License and royalty payments	11,776	4,368	4,451	1,046	611	458	842
Other [1]	10,949	8,790	2,150	9	—	—	—

Total contractual cash obligations	1,081,095	53,416	48,176	60,314	233,631	657,287	28,271

¹	Includes amounts due under acquisition-related severance and retention arrangements.

57

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

ACCOUNTS RECEIVABLE

Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

INVESTMENTS

We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2007, goodwill and intangible assets totaled $1.1 billion and $639.1 million, respectively, and were included in the following segments as shown in the table below.

In the fourth quarter of 2007, we performed our annual impairment assessment of goodwill (using data as of October 1, 2007) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing

GOODWILL AND OTHER INTANGIBLE ASSETS

US$	Goodwill	Intangibles
North America	998,168,000	537,260,000
Germany	60,488,000	80,803,000
Switzerland	—	44,000
Asia	15,016,000	11,358,000
Rest of World	34,210,000	6,689,000
Corporate	—	2,953,000

Total	1,107,882,000	639,107,000

58

of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2007.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

SHARE-BASED COMPENSATION

Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

INCOME TAXES

The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL).

The utilization of NOL’s is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company adopted this provision beginning January 1, 2007. The net impact due to the adoption of FIN 48 was a $6.1 million decrease to retained earnings.

Further detailed financial information on the Company can be found in our Form 20-F, which is an integrated part of this Annual Report.

If the Form 20-F insert is missing from this Annual Report, it can be requested from the Company or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

59

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED BALANCE SHEETS ASSETS

As of December 31

US$	2007	2006
Assets
Current assets
Cash and cash equivalents	347,320,000	430,357,000
Marketable securities	2,313,000	52,782,000
Accounts receivable, net of allowance for doubtful accounts of $3.3 million and $2.6 million in 2007 and 2006, respectively	136,707,000	80,429,000
Notes receivable	5,139,000	4,247,000
Income taxes receivable	10,696,000	2,901,000
Inventories, net	88,346,000	64,085,000
Prepaid expenses and other	33,693,000	29,763,000
Deferred income taxes	23,732,000	18,627,000

Total current assets	647,946,000	683,191,000

Long-term Assets
Property, plant and equipment, net	283,491,000	221,277,000
Goodwill	1,107,882,000	160,141,000
Intangible assets, net of accumulated amortization of $65.1 million and $25.9 million in 2007 and 2006, respectively	639,107,000	118,492,000
Deferred income taxes	72,128,000	2,409,000
Other assets	24,620,000	26,502,000

Total long-term assets	2,127,228,000	528,821,000

Total assets	2,775,174,000	1,212,012,000

60

CONSOLIDATED BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY

As of December 31

US$	2007	2006
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	40,379,000	23,806,000
Accrued and other liabilities (of which $6.4 million due to related parties in 2007 and 2006)	104,220,000	66,197,000
Income taxes payable	13,456,000	13,746,000
Line of credit	4,000	—
Current portion of long-term debt	—	6,599,000
Current portion of capital lease obligations	2,769,000	823,000
Deferred income taxes	4,903,000	5,360,000

Total current liabilities	165,731,000	116,531,000

Long-term liabilities
Long-term debt, net of current portion
(of which $450.0 million in 2007 and 2006 due to related parties)	950,000,000	489,592,000
Capital lease obligations, net of current portion	33,017,000	12,009,000
Deferred income taxes	225,893,000	21,705,000
Other	8,405,000	6,010,000

Total long-term liabilities	1,217,315,000	529,316,000

Minority interest	553,000	—

Commitments and contingencies
Shareholders’ equity
Preference shares, 0.01 EUR par value, authorized – 450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized – 40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized – 410,000,000 shares, issued and outstanding – 195,335,076 and 150,167,540 shares at December 31, 2007 and 2006, respectively	2,175,000	1,535,000
Additional paid-in capital	925,597,000	178,656,000
Retained earnings	388,779,000	344,739,000
Accumulated other comprehensive income	75,024,000	41,235,000

Total shareholders’ equity	1,391,575,000	566,165,000

Total liabilities and shareholders’ equity	2,775,174,000	1,212,012,000

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

61

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31

US$	2007	2006	2005
Net sales	649,774,000	465,778,000	398,395,000
Cost of sales	189,773,000	139,122,000	122,755,000
Cost of sales – acquisition related	2,839,000	2,046,000	439,000
Cost of sales – acquisition related intangible amortization	23,615,000	6,135,000	3,319,000

Gross profit	433,547,000	318,475,000	271,882,000

Operating expenses
Research and development	64,935,000	41,560,000	35,780,000
Sales and marketing	164,690,000	115,942,000	94,312,000
General and administrative	71,932,000	48,574,000	40,123,000
Purchased in-process research and development	25,900,000	2,200,000	3,239,000
Acquisition, integration and related costs	14,708,000	6,061,000	3,213,000
Acquisition related intangible amortization	7,711,000	2,085,000	378,000
Relocation, restructuring and related costs	538,000	1,452,000	—

Total operating expenses	350,414,000	217,874,000	177,045,000

Income from operations	83,133,000	100,601,000	94,837,000

Other income (expense)
Interest income	19,509,000	16,359,000	7,552,000
Interest expense	(31,455,000)	(11,918,000)	(5,940,000)
Other income, net	4,539,000	1,026,000	815,000

Total other (expense) income	(7,407,000)	5,467,000	2,427,000

Income before provision for income taxes and minority interest	75,726,000	106,068,000	97,264,000
Provision for income taxes	25,555,000	35,529,000	35,039,000
Minority interest	49,000	—	—

Net income	50,122,000	70,539,000	62,225,000

Basic net income per common share	0.30	0.47	0.42
Diluted net income per common share	0.28	0.46	0.41
Shares used in computing basic net income per common share	168,457,000	149,504,000	147,837,000

Shares used in computing diluted net income per common share	175,959,000	153,517,000	150,172,000

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

62

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
US$	Shares	Amount
Balance at December 31, 2004	147,020,207	1,495,000	146,231,000	211,975,000	40,675,000	400,376,000

Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on hedging contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)
Comprehensive income	—	—	—	—	—	38,498,000
Common stock issuances under employee stock plan	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit of employee stock plan	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000

Balance at December 31, 2005	148,455,864	1,513,000	157,796,000	274,200,000	16,948,000	450,457,000

Net income	—	—	—	70,539,000	—	70,539,000
Unrealized loss, net on hedging contracts	—	—	—	—	(539,000)	(539,000)
Realized loss, net on hedging contracts	—	—	—	—	2,122,000	2,122,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,565,000)	(1,565,000)
Translation adjustment	—	—	—	—	24,473,000	24,473,000
Comprehensive income	—	—	—	—	—	95,030,000
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204,000)	(204,000)
Stock issued for acquisitions	125,000	2,000	1,846,000	—	—	1,848,000
Common stock issuances under employee stock plan	1,586,676	20,000	10,986,000	—	—	11,006,000
Tax benefit of employee stock plan	—	—	7,385,000	—	—	7,385,000
Share-based compensation	—	—	326,000	—	—	326,000
Proceeds from subscription receivable	—	—	317,000	—	—	317,000

Balance at December 31, 2006	150,167,540	1,535,000	178,656,000	344,739,000	41,235,000	566,165,000

Net income	—	—	—	50,122,000	—	50,122,000
Unrealized gain, net on hedging contracts	—	—	—	—	903,000	903,000
Realized loss, net on hedging contracts	—	—	—	—	611,000	611,000
Unrealized loss, net on marketable securities	—	—	—	—	(504,000)	(504,000)
Realized gain, net on marketable securities	—	—	—	—	(1,000)	(1,000)
Unrealized gain, net on pension	—	—	—	—	47,000	47,000
Translation adjustment	—	—	—	—	32,733,000	32,733,000
Comprehensive income	—	—	—	—	—	83,911,000
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082,000)	—	(6,082,000)
Stock issued for the acquisition of eGene Inc	870,444	12,000	15,598,000	—	—	15,610,000
Stock issued for the acquisition of Digene Corporation	39,618,164	563,000	635,388,000	—	—	635,951,000
Equity awards issued in connection with the Digene acquisition	—	—	33,212,000	—	—	33,212,000
Common stock issuances under employee stock plans	4,678,928	65,000	42,217,000	—	—	42,282,000
Tax benefit of employee stock plans	—	—	9,944,000	—	—	9,944,000
Share-based compensation	—	—	8,982,000	—	—	8,982,000
Proceeds from subscription receivables	—	—	1,600,000	—	—	1,600,000

BALANCE AT DECEMBER 31, 2007	195,335,076	2,175,000	925,597,000	388,779,000	75,024,000	1,391,575,000

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

63

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

US$	2007	2006	2005
Cash Flows From Operating Activities
Net income	50,122,000	70,539,000	62,225,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	31,257,000	21,818,000	21,258,000
Acquisition related items:
Amortization of purchased intangible assets	31,326,000	8,220,000	3,697,000
Purchased in-process research and development	25,900,000	2,200,000	3,239,000
Non-cash acquisition and restructure costs	2,839,000	4,745,000	2,114,000
Share-based compensation:
Share-based compensation expense	8,982,000	326,000	—
Tax effect from share-based compensation	(9,944,000)	(7,385,000)	3,169,000
Provision for losses on accounts receivable	1,807,000	378,000	54,000
Deferred income taxes	(1,654,000)	5,210,000	(2,202,000)
Other	2,000	511,000	1,436,000
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(572,000)	346,000	(33,000)
Accounts receivable	(20,806,000)	(3,621,000)	(131,000)
Income taxes receivable	(7,598,000)	(5,385,000)	1,897,000
Inventories	(8,738,000)	(4,202,000)	3,764,000
Prepaid expenses and other	(4,604,000)	1,238,000	(9,778,000)
Other assets	(887,000)	(1,662,000)	934,000
Increase (decrease) in:
Accounts payable	956,000	2,720,000	(4,711,000)
Accrued and other liabilities	(23,539,000)	1,523,000	422,000
Income taxes payable	7,534,000	525,000	5,592,000
Other	2,428,000	3,435,000	(1,709,000)

Net cash provided by operating activities	84,811,000	101,479,000	91,237,000

64

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended December 31

US$	2007	2006	2005
Cash Flows From Investing Activities
Purchases of property, plant and equipment	(34,492,000)	(28,995,000)	(13,728,000)
Proceeds from sale of equipment	715,000	1,256,000	1,738,000
Purchases of intangible assets	(24,122,000)	(6,358,000)	(15,276,000)
Purchases of investments	(747,000)	—	(4,981,000)
Collections of note receivable in connection with disposed synthetic DNA business unit	5,106,000	652,000	757,000
Purchases of marketable securities	(45,444,000)	(56,606,000)	(40,445,000)
Sales of marketable securities	299,005,000	20,000,000	55,430,000
Investment in unconsolidated subsidiary	—	(42,000)	—
Cash paid for acquisitions, net of cash acquired	(859,692,000)	(95,379,000)	(81,996,000)

Net cash used in investing activities	(659,671,000)	(165,472,000)	(98,501,000)

Cash Flows From Financing Activities
Proceeds from debt	780,018,000	295,022,000	6,299,000
Repayment of debt	(337,811,000)	(9,825,000)	(10,705,000)
Principal payments on capital leases	(1,979,000)	(745,000)	(1,053,000)
Proceeds from subscription receivables	1,600,000	317,000	455,000
Excess tax benefits from share based compensation	9,944,000	7,385,000	—
Issuance of Common Shares under employee stock plans	42,282,000	11,006,000	7,959,000

Net cash provided by financing activities	494,054,000	303,160,000	2,955,000

Effect of exchange rate changes on cash and cash equivalents	(2,231,000)	(510,000)	(366,000)
Net increase (decrease) in cash and cash equivalents	(83,037,000)	238,657,000	(4,675,000)
Cash and cash equivalents, beginning of year	430,357,000	191,700,000	196,375,000

Cash and cash equivalents, end of year	347,320,000	430,357,000	191,700,000

Supplemental Cash Flow Disclosures
Cash paid for interest	30,531,000	24,289,000	5,238,000
Cash paid for income taxes	14,234,000	36,384,000	21,582,000
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	59,000	175,000	—

Issuance of common stock in connection with acquisitions	651,561,000	1,847,000	—

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

65

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

To our Shareholders

The Supervisory Board thanks QIAGEN’s Executive Committee and all our employees for their significant contributions to QIAGEN’s success in 2007. In addition we also would like to thank our partners and customers for their commitment and their trust in QIAGEN as well.

2007 was an exciting year for the Company where we significantly increased our technology and market leadership in sample and assay technologies in all our customer segments. One of the most important milestones was the acquisition of Digene which significantly strengthens our position in molecular diagnostics and women’s health. The successes reported in this annual report reflect how we further implemented our growth strategy which is based primarily on organic growth complemented by targeted acquisitions.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management.

In particular and as defined by the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy, the risks of the business and the result of the assessment by the Managing Board of the structure and operation of the internal risk management and control systems as well as any significant changes thereto.

In addition, the Supervisory Board discussed its current and desired profile, composition and competence as well as its performance and that of its individual members. In its discussions, the Supervisory Board came to the conclusion that the Managing Board and the Supervisory Board properly functioned and that its current profile, composition and the competence of its members are appropriate. The conclusions of these discussions were also considered by the Selection and Appointment (Nomination) Committee and the Supervisory Board in the selection process for two new Supervisory Board members after the resignation of Dr. Wirtz and Dr. Hornef in 2007. We are very pleased that Dr. Brandt and Mr. von Prondzynski joined our Supervisory Board. The Supervisory Board is convinced that both new members, Dr. Brandt as a financial and healthcare expert and Mr. von Prondzynski with his expertise in the in vitro diagnostics and the pharmaceutical industry, will strengthen the competence of the Supervisory Board in these areas significantly.

66

The Supervisory Board further reviewed the performance of the Managing Board and the performance of its individual members with and also in the absence of the members of the Managing Board. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005.

Compensation of the members of the Managing Board consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of the compensation of the Managing Board are described in greater detail in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Further detailed information on the composition of the Supervisory Board, the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in the Corporate Governance Report which is an integral part of this Annual Report.

We are pleased to report very high attendance at our meetings – none of the members of the Supervisory Board has been frequently absent from the Supervisory Board meetings in 2007. Because of the extraordinary seize of the Digene acquisition, the Supervisory Board had several additional meetings on this matter. The personal data and other board positions held by the members of the Supervisory Board are set forth in the Corporate Governance Report. All members of the Supervisory Board fulfil the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of the Company. Additional information on how the duties of the committees of the Supervisory Board have been carried out in the financial year 2007 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards.

67

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed disclosure regarding compliance with the German and the Dutch Corporate Governance Code in the Corporate Governance Report.

All Company operations are believed to be carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2007 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2007 are presented as prepared by the Managing Board, audited by Ernst&Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 26, 2008. Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt. Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath, and Heino von Prondzynski will stand for re-election. Prof. Dr. jur. Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposed during the joint meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 26, 2008.

Venlo, The Netherlands, April 2008

/s/ Prof. Dr. Detlev H. Riesner
Prof. Dr. Detlev H. Riesner,
Chairman of the Supervisory Board

68

Corporate Governance Report

In the Netherlands, the Dutch Corporate Governance Code (the “Code”) became effective on January 1, 2004. The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, The Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of the members of the Managing Board and the Supervisory Board and shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

CORPORATE STRUCTURE

QIAGEN is a ‘Naamloze Vennootschap’ (“N.V.”), a Dutch limited liability company similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board under the supervision of a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

MANAGING BOARD

The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

69

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

Currently, our Managing Board consists of the following individuals as listed in the table below:

MANAGING BOARD

NAME	AGE [1]	POSITION
Peer M. Schatz	42	Managing Director, Chief Executive Officer
Roland Sackers	39	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	47	Managing Director, Senior Vice President, Research and Development
Bernd Uder	50	Managing Director, Senior Vice President, Global Sales

[1]	Ages as of January 25, 2008

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and / or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2007.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, members of the Managing Board may be suspended (but not dismissed) by the Supervisory Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2007 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

70

MANAGING BOARD – COMPENSATION

Year ended December 31, 2007

	Annual Compensation
US$	Fixed Salary	Variable Cash Bonus	Other ¹	Total
Peer M. Schatz	1,059,000	437,000	11,000	1,507,000
Roland Sackers	452,000	162,000	53,000	667,000
Dr. Joachim Schorr	291,000	122,000	27,000	440,000
Bernd Uder	311,000	121,000	20,000	452,000

[1]

Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2007 for the officer.

MANAGING BOARD – LONG-TERM COMPENSATION

Year ended December 31, 2007

	Long-Term Compensation
	Defined Contribution Benefit Plan in US$	Stock Options	Restricted Stock Units
Peer M. Schatz	80,000	114,551	318,175
Roland Sackers	72,000	35,019	97,285
Dr. Joachim Schorr	25,000	17,049	47,355
Bernd Uder	47,000	17,276	47,986

Further details on the Remuneration Policy and its implementation during the fiscal year 2007 are disclosed in the Remuneration Report of the Compensation Committee which is published on the Company’s website at www.qiagen.com.

SUPERVISORY BOARD

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2007, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

71

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

Currently, the Supervisory Board consists of six members, listed in the table below.

SUPERVISORY BOARD

NAME	AGE	POSITION
Prof. Dr. Detlev H. Riesner	66	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	54	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	52	Supervisory Director
Erik Hornnaess	70	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	58	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

PROFESSOR DR.DETLEV H. RIESNER,

66, is a co-founder of the Company. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne, Neuraxo GmbH, Düsseldorf and Direvo AG, Köln. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

72

DR. WERNER BRANDT,

54, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany and SAP Systems Integration AG, Dresden, Germany.

DR. METIN COLPAN,

52, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide ex -perience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

ERIK HORNNAESS,

70, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

PROFESSOR DR. MANFRED KAROBATH,

67, has been a member of the Supervisory Board since 2000. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

HEINO VON PRONDZYNSKI,

58, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche (SWX: RO) where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative

73

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

and later worked in Austria, Brazil and Germany as General Manager. He studied mathematics, geography and history at the Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is Chairman of BBMedtech, Koninklijke Philips Electronics NV and Epigenomics.

PROFESSOR DR. JUR. CARSTEN P. C LAUSSEN,

80, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach&v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s website.

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as that term is defined in the provision III.3.2 and III 5.7 of the Code. The Audit Committee met six times in fiscal year 2007, whereof one meeting took place together with the external auditor without the members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with laws and policies such as the Code of Conduct; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports prepared under US-GAAP (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

74

The Compensation Committee consists of two members: Mr. Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met 13 times in fiscal year 2007. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application including stock rights or stock option grants on a monthly basis.

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board and the functioning of their individual members. The Selection and Appointment Committee is chaired by Professor Riesner with Mr. Hornnaess acting as vice chairman. The other members are individually involved on a case-by-case basis. The Selection and Appointment Committee did not convene in 2007 as there had been numerous discussions and meetings in 2006 which led to the appointment of Dr. Brandt and Mr. von Prondzynski as new members of the Supervisory Board.

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board $ 15,000

• Additional compensation payable to members holding the following positions:	• Chairman of the Supervisory Board $ 10,000
• Vice Chairman of the Supervisory Board $ 5,000
• Fee payable to each member of a committee $ 2,500
• Additional fee payable to a Chairman of a Committee $ 5,000

Members of the Supervisory Board also receive $ 1,000 for attending the General Meeting and $ 1,000 for attending each meeting of the Supervisory Board (not to exceed $ 5,000 in the aggregate). Members of the Audit Committee receive $ 1,000 for attending each meeting of the Audit Committee (not to exceed $ 5,000 in the aggregate).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. In detail, the compensation of the Supervisory Board Members for 2007 consists of the components as shown in the table below.

SUPERVISORY BOARD – COMPENSATION

US$	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Prof. Dr. Detlev H. Riesner	15,000	15,000	6,000	2,500	7,300	45,800
Dr. Werner Brandt ¹	7,500	2,500	6,500	1,250	3,700	21,450
Dr. Metin Colpan	15,000	—	5,000	—	7,300	27,300
Dr. Heinrich Hornef ¹	7,500	5,000	6,000	2,500	3,700	24,700
Erik Hornnaess	15,000	5,000	10,000	6,250	7,300	43,550
Prof. Dr. Manfred Karobath	15,000	—	5,000	2,500	7,300	29,800
Heino von Prondzynski ¹	7,500	—	4,500	1,250	3,700	16,950
Dr. Franz A. Wirtz ¹	7,500	2,500	4,500	2,500	3,700	20,700

[1]	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to stand for re-election for another term as Supervisory Board members in 2007.

Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Drs. Hornef and Wirtz on the Supervisory Board following our 2007 General Meeting of Shareholders.

75

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board as shown in the table below.

SUPERVISORY BOARD – SHARE-BASED COMPENSATION

	2007 Grants
Year ended December 31, 2007	Stock Options	Restricted Stock Units
Prof. Dr. Detlev H. Riesner	1,942	5,387
Dr. Werner Brandt	—	—
Dr. Metin Colpan	1,942	5,387
Dr. Heinrich Hornef	—	6,734
Erik Hornnaess	1,942	5,387
Prof. Dr. Manfred Karobath	1,942	5,387
Heino von Prondzynski	—	—
Dr. Franz A. Wirtz	—	6,734

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2007 QIAGEN paid approximately $471,000 to Dr. Colpan for scientific consulting services under this agreement.

SHARE OWNERSHIP

The following table sets forth certain information as of January 25, 2008 concerning the ownership of common shares by the members of the Managing Board and the Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

SHARE OWNERSHIP

Name and Country of Residence	Shares Beneficially Owned [1]		Percent Ownership [2]
Peer M. Schatz, Germany	1,482,064	[3]	*
Roland Sackers, Germany	0	[4]	*
Dr. Joachim Schorr, Germany	0	[5]	*
Bernd Uder, Germany	0	[6]	*
Prof. Dr. Detlev H. Riesner, Germany	1,952,068	[7]	1.00%
Dr. Werner Brandt, Germany	800		*
Dr. Metin Colpan, Germany	6,342,025	[8]	3.25%
Erik Hornnaess, Spain	10,000	[9]	*
Professor Dr. Manfred Karobath, UK	0	[10]	*
Heino von Prondzynski, Switzerland	—		*

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*	Indicates that the person beneficially owns less than 1% of the common shares issued and out-standing as of January 25, 2008.

[1]

The number of common shares issued and outstanding as of January 25, 2008 was 195,496,779. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to common shares.

[2]

Does not include common shares subject to options or awards held by such persons at January 25, 2008. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

[3]

Does not include 2,398,059 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $20.563 per share. Options expire in increments during the period between May 2009 and February 2017.

[4]

Does not include 347,598 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $10.610 to $20.563 per share. Options expire in increments during the period between September 2009 and February 2017.

[5]

Does not include 207,127 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.940 to $17.900 per share. Options expire in increments during the period between October 2011 and February 2017.

[6]

Does not include 125,758 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $20.563 per share. Options expire in increments during the period between March 2011 and February 2017.

[7]

Does not include 90,667 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2017. Prof. Riesner also has the option to purchase 82,302 common shares through Thomé Asset Management&Controlling. Includes 1,952,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

[8]

Does not include 976,150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between May 2009 and April 2017. Includes 5,088,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330,566 common shares through Thomé Asset Management & Controlling.

[9]

Does not include 112,000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2009 and April 2017.

[10]

Does not include 90,000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2017.

The following table sets forth the vested and unvested options of the Managing Board and Supervisory Board members as of January 25, 2008:

VESTED AND UNVESTED OPTIONS OF THE MANAGING BOARD AND SUPRVISORY BOARD MEMBERS AS OF

JANUARY 25, 2008

	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices in US$	Total Unvested Stock Awards
Peer M. Schatz	2,359,876	114,551	5/2009 to 2/2017	4.590 to 20.563	318,175
Roland Sackers	347,598	23,346	9/2009 to 2/2017	10.610 to 20.563	97,285
Dr. Joachim Schorr	201,444	17,049	10/2011 to 2/2017	8.940 to 17.900	47,355
Bernd Uder	120,000	17,276	3/2011 to 2/2017	11.985 to 20.563	47,986
Prof. Dr. Detlev H. Riesner	90,667	1,942	1/2010 to 4/2017	6.018 to 20.563	5,387
Dr. Metin Colpan	976,150	1,942	5/2009 to 4/2017	6.018 to 20.563	5,387
Erik Hornnaess	112,000	1,942	1/2009 to 4/2017	6.018 to 20.563	5,387
Prof. Dr. Manfred Karobath	90,000	1,942	1/2010 to 4/2017	6.018 to 20.563	5,387

SHAREHOLDERS

Our shareholders exercise their voting rights through the General Meeting. Resolutions are adopted by the General Meeting by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. At the General Meeting, each share confers the right to cast one vote, unless the law or the Articles of Association provide otherwise.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

77

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

The notice convening a General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

THE AUDIT OF FINANCIAL REPORTING

The external auditor is appointed at the General Meeting, based on a nomination drawn up by the Supervisory Board. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts.

SHARE-BASED COMPENSATION

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the “Plan”). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 18.1 million shares of common stock reserved and available for issuance under this plan at December 31, 2007.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 1.8 million shares of common stock reserved and available for issuance under these plans at December 31, 2007.

STOCK OPTIONS

During the year ended December 31, 2007 the Company granted 379,598 stock options. A summary of the status of the Company’s employee stock options as of December 31, 2007 and changes during the year then ended is presented below.

EMPLOYEE STOCK OPTIONS AS OF DECEMBER 31, 2007

	Number of Shares	Weighted Average Exercise Price in US$	Weighted Average Contractual Term	Aggregate Intrinsic Value in US$
Outstanding at January 1, 2007	11,716,539	13.427
Assumed in acquisition	4,139,854	9.238
Granted	379,598	17.012
Exercised	(4,551,655)	9.289
Forfeited and cancelled	(321,695)	15.162
Outstanding at December 31, 2007	11,362,641	13.633	5.31	97,059,373
Exercisable at December 31, 2007	10,865,363	13.494	5.14	94,879,323
Vested and expected to vest at December 31, 2007	11,330,389	13.622	0.05	96,919,786

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4,139,854 stock options in the Company’s common stock.

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RESTRICTED STOCK UNITS

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. A summary of the Company’s restricted stock units as of December 31, 2007 and changes during the year are presented below.

RESTRICTED STOCK UNITS

	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value in US$
Outstanding at January 1, 2007	—
Granted	864,855
Assumed in acquisition	857,445
Vested	(127,273)
Forfeited and cancelled	(9,469)
Outstanding at December 31, 2007	1,585,558	3.85	33,375,996
Vested and expected to vest at December 31, 2007	1,458,865	2.89	30,709,108

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s awards into 857,445 restricted stock units of the Company’s common stock.

RISK MANAGEMENT

The Company has identified various risk factors for its business which are set forth in detail in its Form 20-F for the year ended December 31, 2007. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are as follows.

RISK MANAGEMENT – GROUPS AND FUNCTIONS

Functional Group	Risk Management Focus

Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. – contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

79

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

As a publicly listed Company in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes-Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006 as described in more detail in item 15 of QIAGEN’s 2007 Annual Report on Form 20-F. In its report on its audit of the Company’s internal controls over financial reporting the independent registered public accounting firm Ernst & Young expressed the opinion that QIAGEN has maintained effective internal control over financial reporting as of December 31, 2007, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

WHISTLEBLOWER POLICY AND CODE OF CONDUCT

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

ANTI-TAKEOVER MEASURES

In 2004, the Company granted an option to a Foundation (Stichting) which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20 % of our issued share capital, or (ii) a person holding at least a 10 % interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders.

COMPLY OR EXPLAIN

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting.

Non application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The employment agreements of the Managing Directors with the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice

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by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to management board members, it shall apply performance criteria.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options.

3.	Best practice provision II.2.3 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

The members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent on the achievement of predefined performance goals. Restricted stock units are usually structured such that 40% of a grant is vested after three years, 50% after five years and the remaining 10 % after ten years.

4.	Best practice provision II.2.6 recommends that the supervisory board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by management board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A management board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in The Netherlands we do not see a conflict with potential trades by Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

5.	Pursuant to best practice provision II.2.7 the maximum remuneration in the event of dismissal of a management board member is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1. above (best practice provision II.1.1), our Managing Directors have, in addition to their employment agreement with the Company, entered into employment agreements with certain QIAGEN affiliates which have a term of 24 months and 36 months respectively. In case of a termination of such agreements without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate such Managing Board Member for the remaining term of his employment agreement.

81

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

An Exciting Idea

A Reliable System

A Proven Concept

Financial Statements

Report of the Supervisory Board

Corporate Governance

6.	Best practice provision III.7.1 recommends that a supervisory board member should not be granted any shares and / or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. Since 2007, members of the Supervisory Board were granted restricted stock units also. This practice is in compliance with international business practice in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

7.	Best practice provision III.7.3 recommends that the supervisory board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by supervisory board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A supervisory board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A supervisory board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement in item 1 above to best practice provision II.2.6.

8.	Pursuant to best practice provision IV.1.1, a general meeting of Shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting of Shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

9.	Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date. All of QIAGEN’s shares are registered shares and all shareholders are welcome to a shareholders meeting, provided that a shareholder needs to inform the Company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

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Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to § 161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1. ITEM 4.2.3 PARAGRAPH 3

In particular, company stocks with a multi-year blocking period, stock options or comparable instruments (e.g. phantom stocks) serve as variable compensation components with long-term incentive effect and risk elements. Stock options and comparable instruments shall be related to demanding, relevant comparison parameters. Changing such performance targets or comparison parameters retroactively shall be excluded. For extraordinary, unforeseen developments a possibility of limitation (Cap) shall be agreed for by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is 2% higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed to increase shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

2. ITEM 5.4.3 PARAGRAPH 1

Elections to the Supervisory Board shall be made on an individual basis.

Pursuant to QIAGEN’s Articles of Association, the members of its Supervisory Board stand for election every year. This is different to German Stock Corporations, where members of the Supervisory Board are appointed for a period of up to five years. Due to this difference between German and Dutch corporate law, we consider the election of Supervisory Board members on an individual basis as not appropriate for QIAGEN.

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Glossary

A

Agarose gel electrophoresis A method used in biochemistry and molecular biology to separate DNA, or RNA molecules by size. This is achieved by moving negatively charged nucleic acid molecules through an agarose matrix with an electric field (electrophoresis). Shorter molecules move faster and migrate farther than longer ones.

Amino acids The ‘building blocks’ (subunits) of proteins.

Amplification A mechanism leading to multiple copies of a chromosomal region within a chromosome arm. There are a lot of technologies being used to amplify genomics information. The most popular technology today is the Polymerase Chain Reaction (PCR) using heat-stable polymerase enzymes.

Avian flu “Avian influenza” (also known as bird flu, avian flu, influenza virus A flu, type A flu, genus A flu) is caused by an influenza A virus (subtype H5N1). It is hosted by birds, but may infect several species of mammals.

B

Biomarker Refers to e.g. proteins which indicate a relevant biological condition (e.g., disease or predisposition to a disease).

Biomedical research Involves thorough investigation of any matter related to the domain of living or biological systems. Usually biomedical denotes a greater stress on problems related to human health and diseases.

Bluetongue disease Also called catarrhal fever, is a non-contagious, insect-borne viral disease of ruminants, mainly sheep and less frequently of cattle, goats, buffalo, deer, dromedaries and antelope.

Bovine Viral Diarrhea BVD, a viral disease (caused by a pest virus), which, although it primarily affects cows, can also affect other ruminants (sheep, goats, wild ruminants). Worldwide, BVD causes considerable economic losses every year, therefore various countries have decided to actively fight or even eliminate the disease.

C

Capillar electrophoresis (CE) Also known as capillary zone electrophoresis (CZE), can be used to separate ionic species by their charge and frictional forces. In traditional electrophoresis, electrically charged analytes move in a conductive liquid medium under the influence of an electric field. Introduced in the 1960s, the technique of capillary electrophoresis (CE) was designed to separate species based on their size to charge ratio in the interior of a small capillary filled with an electrolyte.

cDNA or complementary DNA In genetics, complementary DNA (cDNA) is DNA synthesized from a mature mRNA template in a reaction catalyzed by the enzyme reverse transcriptase.

CE mark The CE mark (officially CE marking) is a mandatory safety mark on many products placed on the market in the European Economic Area (EEA).

Clinical trial Research studies. The most commonly performed clinical trials evaluate new drugs, medical devices, biologics, or other interventions to patients in strictly scientifically controlled settings, and are required for Food and Drug Administration approval of new therapies.

Cystic fibrosis Also known as CF, mucoviscoidosis, or mucoviscidosis is a hereditary disease that affects mainly the lungs and digestive system, causing progressive disability. Thick mucus production, as well as a less competent immune system, results in frequent lung infections.

Cytology The study of cells.

D

DNA Deoxyribonucleic acid. Macromolecule with a double helix structure built up from the four bases adenine, guanine, cytosine, and thymine. DNA transmits genetic information.

DNA methylation Type of chemical modification of DNA that can be inherited without changing the DNA sequence.

DNA sequencing The process used to obtain the sequential arrangement of nucleotides in the DNA.

Down syndrom Or trisomy 21 is a chromosomal disorder caused by the presence of all or part of an extra 21st chromosome.

Drug metabolism Drug metabolism is the chemical alteration of a drug by the body.

Drug target Target for clinically relevant or therapeutic molecules used to fight genetic disorders and disease.

E

Epigenetics A fundamental part of eukaryotic biology, and is perhaps most elegantly illustrated in the process of cellular differentiation, which allows cells to stably maintain different characteristics despite containing the same genomic material. The molecular basis of epigenetics involves modifications to DNA and the chromatin proteins that associate with it.

F

FDA The Food and Drug Administration (FDA) is an agency of the United States Department of Health and Human Services and is responsible for regulating food, dietary supplements, drugs, biological medical products,

84

blood products, medical devices, radiation-emitting devices, veterinary products, and cosmetics in the United States.

Functional genomics Study of the functions of genes.

G

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into protein (translation).

Gene expression profiling Determines which genetic information has been transferred to its active form.

Gene interaction The collaboration of several different genes in the production of one phenotypic character.

Gene silencing Repression of gene expression – especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Gene therapy Use of DNA to replace or modify the function of faulty genes in a living organism in order to cure or prevent disease and genetic disorders.

Genetic modification (GM) Genetic engineering, and the now-deprecated gene splicing are terms for the process of manipulating genes, usually outside the organism’s normal reproductive process.

Genome The entire genetic information of an organism. In most organisms consists of DNA, in some viruses can consist of RNA.

Genomic DNA A representative sample of all the DNA in a genome.

Genomics The scientific study of genes and their role in an organism’s structure, growth, health, disease (and/ or resistance to disease, etc.).

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling – Study or testing of variations in the genetic information among different individuals.

H

High-throughput screening Testing of large numbers of samples per day, often simultaneously.

HIV Human immunodeficiency virus (HIV) is a retro-virus that can lead to acquired immunodeficiency syndrome (AIDS), a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections.

HLA Human leucocyte antigen, a gene product of the major histocompatibility complex; these antigens have been shown to have a strong influence on human organ transplantation, transfusions in refractory patients, and certain disease associations.

HPV Papillomaviruses are a diverse group of DNA-based viruses that infect the skin and mucous membranes of humans and a variety of animals. Approximately 130 human papillomavirus (HPV) types have been identified, Persistent infection with one of the 15 “high-risk” subtypes of sexually transmitted may lead to potentially precancerous lesions and can progress to invasive cancer. HPV infection is a necessary factor in the development of nearly all cases of cervical cancer.

I

Immunoassay Biochemical test that measures the concentration of a specific antibody in a biological liquid, typically serum or urine, using the reaction of an antibody or antibodies to its antigen. The assay takes advantage of the specific binding of an antibody to its antigen.

M

Metabolic enzyme A protein that catalyzes biochemical reactions in processes for the synthesis, modification, and breakdown of molecules (e.g. drugs) within a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for the research of individual drug responses in patients.

Metabolic markers A molecular marker associated with a metabolic function.

Metabolic profiling The measurement of biochemical intermediates within a tissue in order to describe the functioning of metabolic pathways.

Metabolism The entire set of enzyme-catalyzed transformations of organic nutrient molecules (to sustain life) in living cells. Conversion of food and water into nutrients that can be used by the body’s cells, and the use of those nutrients by those cells (to sustain life, grow, etc.).

Metabolic pathway A series of chemical reactions occurring within a cell. In each pathway, a principal chemical is modified by chemical reactions. Enzymes catalyze these reactions, and often require dietary minerals, vitamins and other cofactors in order to function properly. Because of the many chemicals that may be involved, pathways can be quite elaborate. In addition, many pathways can exist within a cell. This collection of pathways is called the metabolic network.

Microarray Array of many macromolecules spotted onto a solid phase to allow interactions with target molecules in solution. For example, DNA oligonucleotides spotted onto a chip interact with target RNA molecules that hybridize to reveal the presence of certain species of RNA molecules in a mixed population.

Microfluidic assays Assays performed on an extremely small scale using very small flow systems of liquids.

microRNAs (miRNA) Single-stranded RNA molecules of about 21-23 nucleotides in length, which regulate gene expression. miRNAs are encoded by genes that are transcribed from DNA but not translated into protein (non-coding RNA).

85

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids and proteins.

Molecular diagnostics The use of DNA, RNA, and proteins to test for specific states of health or disease.

N

Nucleic acid Single or double-stranded polynucleotide. RNA or DNA.

P

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness to its host.

PCR Polymerase chain reaction. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes.

Pharmacogenetics The study of the association between genetics and response to drug therapy to select “the right medicine for the right patient”.

Pharmacogenomics Refers to the entire spectrum of genes that determine drug behavior and sensitivity. By analyzing the whole genome, pharmacogenomics is concerned with genetic effects on drugs themselves and with the genetic variances that contribute to the variable effects of drugs in different individuals.

Personalized medicine The use of information and data from a patient’s genotype, level of gene expression and / or other clinical information to stratify disease, select a medication, provide a therapy, or initiate a preventative measure that is particularly suited to that patient at the time of administration.

Posttranslational modification The chemical modification of a protein after its translation. The posttranslational modification extends the range of functions of the protein by attaching other biochemical functional groups to its amino acids, by changing the chemical nature of an amino acid or by making structural changes.

Polymerases An enzyme that catalyzes the production of a nucleic acid strand by using an existing strand as a template – used in PCR and RT-PCR.

Predisposition A genetic predisposition is a genetic effect which influences the phenotype of an organism but which can be modified by the environmental conditions. Genetic testing is able to identify individuals who are genetically predisposed to certain health problems.

Protein expression The translation and post-translational processing of proteins.

Proteome The entire set of proteins that an organism can produce.

Proteomics The scientific study of an organism’s proteins and their role in an organism’s structure, growth, health, disease (and / or the organism’s resistance to disease, etc.).

R

Real-time PCR Polymerase chain reaction in real time. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes. Often used to measure the amount of a specific DNA molecule in a sample.

RNA Ribonucleic acid. Includes many types of biologically relevant molecules, especially mRNA (messenger RNA) which is copied from DNA and encodes proteins.

RNAi RNA Interference, is one methodology to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction. A technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

S

SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus.

siRNA Short interfering RNA, a specific short sequences of double-stranded RNA (dsRNA) of less than 30 base pairs.

Sensitivity A statistical measure of how well a test correctly identifies a condition, whether this is medical screening tests picking up on a disease, or quality control in factories deciding if a new product is good enough to be sold. The results of the screening test are compared to some absolute (Gold standard); for example, for a medical test to determine if a person has a certain disease, the sensitivity to the disease is the probability that if the person has the disease, the test will be positive. High sensitivity is required when early diagnosis and treatment is beneficial, and when the disease is infectious.

Specificity A statistical measure of how well a test correctly identifies the negative cases, or those cases that do not meet the condition under study. For example, given a medical test that determines if a person has a certain disease, the specificity of the test to the disease is the probability that the test indicates ‘negative’ if the person does not have the disease. High specificity is important when the treatment or diagnosis is harmful to the patient mentally and / or physically.

Stem cells These kind of cells are found in most multi-cellular organisms. They are capable of retaining the ability to reinvigorate themselves through mitotic cell division and can differentiate into a diverse range of specialized cell types.

Systems biology Combination of analytical results of various analytes to understand basic biological principles and interactions on a cellular level.

T

Tissue typing A procedure in which the tissues of a prospective donor and recipient are tested for compatibility prior to transplantation.

Transcriptome The set of all messenger RNA (mRNA) molecules or “transcripts”, produced in one or a population of cells.

86

Disclaimers and Trademarks

Registered names, trademarks, etc. used in this document, even when not specifically marked as such, are not to be considered unprotected by law.

DISCLAIMER

QIAGEN Instruments (BioRobot product line, QIAcube, BioSprint) are intended for laboratory use. No claim or representation is intended for its use to provide information for the diagnosis, prevention, or treatment of a disease. The BioRobot MDx DSP system is intended for in-vitro diagnostic use in Europe. The BioRobot MDx DSP system is not available in all countries; please inquire. siRNA technology licensed to QIAGEN is covered by various patent applications, owned by the Massachusetts Institute of Technology, the Carnegie Institute of Washington, Alnylam Corporation, and others. Multiplex PCR Kits: Certain specific embodiments of the process of multiplex PCR may be covered by patents of third parties in certain countries and may require a license. Qproteome GlycoArray Analysis technology is subject to the proprietary rights of Procognia Ltd and sold under license.

TRADEMARKS

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alias: QIA®, QIAamp®, QIABRANE™, QIAcard™, QIAcube®, QIAEX®, QIAexpress®, QIAGEN Quality™, QIApack™, QIAplex™, QIAprep®, QIAquick®, QIAsymphony®, QIAwell®, QIAzol®, AllPrep®, Allprotector®, artus®, BioRobot®, BioSprint®, cador™, Catrimox®, CompactPrep®, CoralLoad™, DirectPrep®, DNeasy®, DoubleTag®, DyeEx®, EasyXpress®, EasyXtal®, Effectene®, EndoFree®, EpiTect™, EZ1®, FastLane™, FlexiGene®, FlexiTube™, GelPilot®, GeneGlobe®, Gentra®, HiPerFect™, HiSpeed®, HotStarTaq®, InhibitEX®, LabelStar®, LiquiChip®, LyseBlue®, MagAttract®, Mass·Spec·Focus®, Mass·Spec·Turbo®, MinElute®, NeXtal®, Oligotex®, Omniscript®, PlasmidAmp™, PolyFect®, ProofStart®, Puregene®, Q-Solution™, Qproteome™, QuantiFast®, Quantiscript®, QuantiProbe®, QuantiTect®, RCAT®, R.E.A.L.®, REPLI-g®, ResPlex™, RNAiFect®, RNAprotect®, RNeasy®, Sensiscript®, SPOC®, StaphPlex™, SuperFect®, T-Script®, TissueRuptor®, TopTaq™, TransMessenger®, TurboCapture™, TurboFilter®, UltraSens®.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2007 QIAGEN, all rights reserved.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Please refer to the section entitled “ Risk Factors” under Item 3 of our Form 20-F for the year ended December 31, 2007, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements contained in this Annual Report.

87

Financial Calendar / Investor Relations Contacts

FINANCIAL CALENDAR

FEB 11, 2008	Publication of quarterly results 4 / 07 and year end results 2007

MAY 5, 2008	Publication of quarterly results 1 / 08

JUN 26, 2008	Annual General Meeting

AUG 4, 2008	Publication of quarterly results 2 / 08

NOV 10, 2008	Publication of quarterly results 3 / 08

INVESTOR RELATIONS

CONTACT EUROPE

Dr. Solveigh Mähler

Director Investor Relations

Phone +49 (0) 2103 - 29 - 11710

QIAGEN GmbH

QIAGEN Strasse 1

40724 Hilden

Germany

CONTACT USA

Albert F. Fleury

Associate Director Investor Relations

North America

Phone +1 (301) 944 - 7028

QIAGEN Gaithersburg

1201 Clopper Road

Gaithersburg, Maryland 20787

USA

EMAIL

ir@QIAGEN.com

IMPRINT

CONCEPT AND DESIGN

3st kommunikation, Mainz

PHOTOGRAPHY

Michael Dannenmann (Düsseldorf),

Angelika Stehle (Mainz), Corbis,

dpa Picture-Alliance, Getty Images

88

QIAGEN GLOBAL CONTACTS

Copenhagen
Düsseldorf
Hamburg
Venlo
Stockholm
Helsiniki
London
Paris
Zurich
Madrid
Vienna
Milan
Beijing
Toronto
Tokyo
Seoul
Los Angeles
Shanghai
Shenzhen
Germantown /
Gaithersburg
Hong Kong
Kuala Lumpur
Singapore
Melbourne
Sao Paulo
QIAGEN Companies
QIAGEN Distributors
and Importers

QIAGEN Benelux B.V.
Spoorstraat 50
5911 KJ Venlo

Austria
QIAGEN Vertriebs GmbH
Löwengasse 47/6
1030 Vienna

Australia
QIAGEN Pty Ltd
PO Box 641
Doncaster
Victoria 3108

Brazil
Digene do Brazil
Rua Dr. Bacelar, 333
04026 001 São Paulo

Canada
QIAGEN, Inc.
2800 Argentia Road, Unit 7
Mississauga, Ontario L5N 8L2

Denmark
QIAGEN AB, Sverige
Lautruphøj 1-3
2750 Ballerup

Finland
QIAGEN AB, Sverige
PL 3810
00002 Helsinki France

France
QIAGEN S.A.
3 avenue du Canada
LP 809
91974 Courtaboeuf Cedex

Germany
QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden

QIAGEN Hamburg GmbH
Königstrasse 4a
22767 Hamburg

Italy
QIAGEN S.p.A.
Via Grosio, 10/10
20151 Milan

Japan
QIAGEN K.K.
Forefront Tower II
13-1, Kachidoki 3 Chome
Chuo-ku, Tokyo 104-0054

Malaysia
QIAGEN Sdn. Bhd.
Level 13, Wisma E&C
No. 2 Lorong Dungun Kiri
Damansara Heights
50490 Kuala Lumpur

P.R. China
QIAGEN China (Shanghai) Co., Ltd.
Suite 2506, POS Plaza
1600 Century Ave
Pudong, Shanghai 200122

QIAGEN Hong Kong Pte. Limited
(Silvercord Building, Tower 2)
Unit 1007B, 10/F
No.30 Canton Road,
Tsimshatsui, Kowloon

Tiangen Biotech (Beijing) Co., Ltd.
4th Floor, Beilu Building
35 Chengfu Road, Haidian District,
Beijing 100083

PGBiotech Co., Ltd.
F6, R3-B, High-Tech Industrial Park
Shen Nan Avenue
Shenzhen 518057

Singapore
Research Biolabs Pte Ltd
73 Ayer Rajah Crescent #04-05
Ayer Rajah Industrial Estate
Singapore 139952

South Korea
QIAGEN Korea Ltd.
#1012 C Bldg. Woolim-Lions Valley
371-28 Gasandong, Gumchungu
Seoul 153-786

Spain
QIAGEN Iberia, S.L.
Rosa de Lima, 1
Edificio Alba
28290 Las Matas, Madrid

Sweden
QIAGEN AB
Frösundaviks Allé 15
16970 Solna

Switzerland
QIAGEN AG
QIAGEN Instruments AG
Garstligweg 8
8634 Hombrechtikon

United Kingdom
QIAGEN Ltd.
QIAGEN House
Fleming Way
Crawley
West Sussex, RH10 9NQ

USA
QIAGEN North American Holdings, Inc.
19300 Germantown Rd
Germantown, MD 20874

QIAGEN Gaithersburg, Inc.
1201 Clopper Road
Gaithersburg, MD 20878

QIAGEN, Inc.
27220 Turnberry Lane
Suite 200
Valencia, CA 91355-1106

QIAGEN Sciences, Inc.
19300 Germantown Rd
Germantown, MD 20874

Egene, Inc.
17841 Fitch
Irvine, CA 92614

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 0-28564

QIAGEN N.V.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name in English)

The Netherlands

(Jurisdiction of incorporation or organization)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

011-31-77-320-8400

(Address of principal executive offices)

Roland Sackers, Tel: (240) 686-7700, Fax: (240) 686-7772

QIAGEN N.V., 19300 Germantown Rd. Germantown, Maryland 20874

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR 0.01 per share	Name of each exchange on which registered: NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding Common Shares as of December 31, 2007 was 195,335,076.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☒  Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress®, QIAwell®, QIAEX® , QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract® , DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, RNAprotect® and LiquiChip®, LabelStar®, EasyXpress® RNAiFect® BioSprint® ,TISSUERUPTOR® , THE SAMPLE & ASSAY COMPANY® , QIAGEN THE SAMPLE & ASSAY COMPANY®, QIAGEN SAMPLE & ASSAY TECHNOLGIES® , QIACUBE®, QIASYMPHONY®, ARRAY IN A DAY®, DIGENE®, DIGENE design®, DNA WITH PAP®, HC EXPRESSARRAY®, HC2 HIGH-RISK HPV DNA TEST®, HYBRID CAPTURE®, RAPID CAPTURE®, SHARP SIGNAL®, AND VIRATYPE®.

Registered trademarks in countries outside of the United States include: QIABRANE™, ProofTaq™, Easylabel™, Qproteome™, FastLane™, EpiTect™.

In 2007, 23 trademark applications were filed in Germany, Countries of the European Community, Japan, Canada and the United States of America such as QIAPLEX™, STOP RNASE®, TopTaq®, Q-Solution™, HIPERFECT™, GENESOLUTION™, FLEXITUBE™, and ENSEMBLE™. In addition, applications have been filed prior to 2007 in various jurisdictions for CAPTURA HYBRIDA, DNA PAP, and UCM.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

EXCHANGE RATES

QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR” or the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 19, 2008, was $1.5642 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetables

Not applicable.

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data at December 31, 2007 and 2006 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2007	2006	2005	2004	2003
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$649,774	$465,778	$398,395	$380,629	$351,404
Cost of sales	189,773	139,122	122,755	125,658	118,786
Cost of sales—acquisition and restructuring related	2,839	2,046	439	1,454	3,618
Cost of sales—acquisition related intangible amortization	23,615	6,135	3,319	1,416	1,096

Gross profit	433,547	318,475	271,882	252,101	227,904

Operating Expenses:
Research and development	64,935	41,560	35,780	34,351	31,068
Sales and marketing	164,690	115,942	94,312	87,506	83,005
General and administrative	71,932	48,574	40,123	41,715	41,894
Purchased in-process research and development	25,900	2,200	3,239	—	—
Acquisition, integration and related costs	14,708	6,061	3,213	572	—
Acquisition related intangible amortization	7,711	2,085	378	—	—
Relocation and restructuring costs	538	1,452	—	3,817	3,048

Total operating expenses	350,414	217,874	177,045	167,961	159,015

Income from operations	83,133	100,601	94,837	84,140	68,889

Other income (expense), net	(7,407)	5,467	2,427	(11,453)	(1,634)

Income before provision for income taxes and minority interest	75,726	106,068	97,264	72,687	67,255
Provision for income taxes	25,555	35,529	35,039	23,982	24,405
Minority interest	49	—	—	—	—

Net income	$50,122	$70,539	$62,225	$48,705	$42,850

Basic net income per Common Share(1)	$0.30	$0.47	$0.42	$0.33	$0.29

Diluted net income per Common Share(1)	$0.28	$0.46	$0.41	$0.33	$0.29

Weighted average number of Common Shares used to compute basic net income per Common Share	168,457	149,504	147,837	146,658	145,832
Weighted average number of Common Shares used to compute diluted net income per Common Share	175,959	153,517	150,172	148,519	147,173

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$347,320	$430,357	$191,700	$196,375	$98,993
Working capital	$482,215	$566,660	$278,586	$299,029	$163,583
Total assets	$2,775,174	$1,212,012	$765,298	$714,599	$551,930
Total long-term liabilities, including current portion	$1,220,084	$536,738	$230,086	$234,138	$131,095
Total shareholders’ equity	$1,391,575	$566,165	$450,457	$400,376	$334,786
Common Shares	$2,175	$1,535	$1,513	$1,495	$1,485
Shares outstanding	195,335	150,168	148,456	147,020	146,218

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $263.8 million in 2001 to $649.8 million in 2007. In 2007, we completed the construction of a new logistics facility in Germany. Additionally, we have made several acquisitions in the last few years, including our acquisition of Digene Corporation in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

Our earlier expansion of facilities in Maryland and Germany added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, including our acquisition of Digene Corporation in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Digene, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to implement and maintain uniform standards and effective controls and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in our markets. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	scientists’ opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2007, we owned 109 issued patents in the United States, 70 issued patents in Germany and 434 issued patents in other major industrialized countries. In addition, at December 31, 2007, we had 619 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

The patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

Although we have the only fully commercialized and FDA-approved test for the detection of the human Papillomavirus (HPV), a significant portion of our HPV-related intellectual property is in the public domain, subject to patents that will begin to expire in the next few years or are not licensed to us on a sole and exclusive basis. As a result, we believe other companies are developing or may develop HPV detection tests in the next few years.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license and as a result we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

Following our acquisition of Digene Corporation, we believe that revenue from sales of our HPV test product may represent as much as 20% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for substantially all of our revenues for that product. If there is a significant reduction in sales of this product that is not replaced by revenues from new products or customers or an increase in revenues from existing products or customers, then it will have a significant adverse impact on our earnings. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If we fail to diversify our product line and customer base for this product, we may continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV products and our ability to increase sales of HPV products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and, more specifically, of our HPV test products as a primary cervical cancer screening method, in conjunction with Pap tests, independent of Pap tests, and in conjunction with the implementation of HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we frequently need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer awareness marketing programs are used because a well educated female population will work with their health care providers to increase the use of the HPV Test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

Our products for the diagnosis of the presence of chlamydia and gonorrhea compete with other FDA-approved products that detect the presence of such infectious diseases. Our marketing activities focus on providing information regarding the accuracy and objective nature of these diagnostic tests, but such activities are time-consuming and expensive. We believe the best way to increase our revenues from these products is to educate laboratories and physicians about the ability to run such tests from the same patient sample collected for HPV testing. If we are not successful in executing our marketing strategy, we do not expect to significantly grow revenues from these products.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce sales.

Our primary competition stems from traditional methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed, or “home-brew,” molecular tests such as HPV tests. These tests, although not approved by the FDA or similar non-U.S. regulatory authorities, do offer an alternative to our products that could limit the laboratory customer base for our product. The success of our business depends in part on the continued conversion of current users of such traditional methods to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical products and other products competitive with our own. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotech industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We have encountered delays in receipt of some European reimbursement approvals and public health funding, which has impacted our ability to grow revenues in these markets.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests such as our HPV test products, that involve new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in numerous countries, including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China and Brazil. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European and Japanese subsidiaries.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including risks, arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2007 of approximately $500.0 million, of which $25.0 million will become due in July 2009, $50.0 million will become due in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2007, we also had additional long-term debt obligations of $450 million, of which $150 million becomes due in July 2011 and $300 million becomes due in November 2012. Furthermore, as of December 31, 2007, we have capital lease obligations, including the current portion, of $35.8 million, that expire in various years through 2018. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2007, our consolidated balance sheet reflected approximately $1.1 billion of goodwill and approximately $639.1 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles generally require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings with a correlative effect on partners’ equity and balance sheet leverage, as measured by debt to total capitalization.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors, such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness, among other things, could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

The key products and product candidates we acquired in our acquisition of Digene are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities previously performed by Digene (which are now performed by us), including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. With respect to our HPV test products, Digene was the first company to obtain approval of regulatory applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may also affect our ability to commercially distribute these products in the United States.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our self, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Our debt service obligations may adversely affect our cash flow.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business

Our Common Shares may have a volatile public trading price.

The market price of the Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the closing price of our Common Shares has ranged from a high of $23.55 to a low of $11.72 on the NASDAQ, and a high of EUR 16.24 to a low of EUR 9.55 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares is through the appreciation in value of such shares.

Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association as amended on October 11, 2007, our authorized share capital amounts to EUR

9.0 million, divided into 410.0 million Common Shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2007, we had outstanding 195.3 million Common Shares plus 12.9 million additional shares subject to outstanding stock options and awards, of which 11.2 million were vested. A total of approximately 19.9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. The resale of Common Shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.9 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Item 4.    Information on the Company

History and Development of the Company

QIAGEN N.V. is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company. Our legal seat is in Venlo, The Netherlands. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. As a holding company, we conduct our business through our subsidiaries located throughout the world, including subsidiaries in Europe, Japan, Australia, North America and East Asia. Further information about QIAGEN can be found at www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. Our objective is to expand our leadership position in all markets we serve. We have experienced significant growth in the past, with a five year compound annual growth through December 31, 2007 of approximately 17% in net sales and net income, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. Significant events in the development of our business in 2007 include:

•

In April 2007, our subsidiary QIAGEN North American Holdings, Inc. signed a definitive merger agreement with eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The acquisition was completed in July 2007 for approximately $30.3 million including cash and equity.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North

American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. In the aggregate, net of cash acquired, the consideration totaled approximately $1.5 billion including cash and equity. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In December 2007, we entered into a joint venture with BioOne* Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed.

•

In 2008, we were awarded an exclusive contract by the Singapore Ministry of Health to supply sample preparation solutions and molecular tests for the specific detection of Influenza H5N1 viruses (avian flu virus). The contract with the Singapore Ministry of Health is the latest supply agreement of QIAGEN with public and private institutions engaged in H5N1 surveillance. More than 80 institutes worldwide involved in the surveillance of avian flu infection use procedures and reagents developed and offered by QIAGEN.

•

Also in 2008, we introduced the QIAsymphony SP, the first system of a novel modular processing platform, which can be integrated to automate entire workflows—from sample to result. The QIAsymphony offers the highest flexibility, convenience and safety for a broad range of sample and assay applications.

Business Overview

Description of Our Business

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to collect, stabilize, isolate and purify deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). They ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of reagents and testing solutions.

Our assay technologies include reagents which enable the detection of such purified target analytes. We also provide closed assays, which have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV or herpes. QIAGEN holds a unique leadership position in HPV-testing, one of the largest and most rapidly expanding market segments in both women’s health testing and molecular diagnostics. The Company provides the only FDA approved and CE marked test which screens for the presence of high-risk HPV viruses that cause cervical cancer. QIAGEN plans to market the test worldwide through its dedicated sales force and to offer accompanying tests for Gonorrhea, Chlamydia, and other pathogens, which are expected to form the core of our new women’s health products portfolio.

Our Products

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•	Consumables:

Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid DNA purification; DNA testing for HPV, RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. In 2007, we acquired Digene Corporation and began offering the HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

•	Instrumentation:

Our automated systems perform automated nucleic acid preparation of the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

•	Other:

A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

In 2007, we launched 72 new products, including sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as platform solutions such as the very successful QIAcube.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies”, we can invest more in research and development than we believe is typical in our industry. Over 460 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Rapid, proven innovation cycles promise fast introductions of new technologies which meet the needs of today’s labs. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2007, 2006 and 2005 were approximately $64.9 million, $41.6 million, and $35.8 million, respectively. We have fast, proven innovation cycles, with four percent of 2007 revenue growth stemming from new products launched in 2007. Our comprehensive intellectual property portfolio spans over 630 granted patents and more than 600 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of pre-analytical processing applications and generate an increased demand for our consumable products.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 900 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using hybrid capture 2, or HC2, technology. Additionally, we have implemented direct-to-consumer (DTC) advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HC2 HPV Test. We plan to continue the DTC campaign during 2008.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp). The information contained in, or that can be accessed through, our website is not part of this Annual Report.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing, and applied testing, such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence in the sample must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone initial test, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all of our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 19 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales	2007	2006	2005
North America*	$465,878,000	$318,865,000	$285,242,000
Germany*	270,173,000	220,325,000	187,381,000
Switzerland*	56,615,000	40,044,000	36,957,000
Asia*	71,168,000	49,875,000	35,266,000
Rest of World*	148,082,000	109,025,000	88,924,000
Corporate*	350,000	525,000	985,000

Subtotal	1,012,266,000	738,659,000	634,755,000
Intersegment Elimination+	(362,492,000)	(272,881,000)	(236,360,000)

Total	$649,774,000	$465,778,000	$398,395,000

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We have made and may continue to make investments in intellectual property. In the years ended December 31, 2007, 2006 and 2005, our purchases of intangible assets have totaled approximately $24.1 million, $6.4 million, and $15.3 million, respectively. We do not depend solely on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license.

Therefore, we consider the protection of our proprietary technologies and products as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 109 issued patents in the United States, 70 issued patents in Germany and 434 issued patents in other major industrialized countries, and have 619 pending patent applications. Worldwide, we own 613 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics, including Roche Diagnostics, Abbott Laboratories and Siemens.

Competition

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp for assay solutions; Invitrogen Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

We also face competition from well established diagnostic technologies, such as cytology and, particularly in Europe, from emerging alternative HPV testing approaches, such as research-based PCR, other indicators of disease and other “home brew” testing methods developed by laboratories. With the increasing acceptance of the importance of HPV testing, we expect such competition will intensify. Our competitors include molecular diagnostic companies, such as Roche Diagnostics, Third Wave Technologies, Inc. and Gen-Probe, Inc., which are developing or marketing HPV products that have not been approved by the FDA, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging).

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability; ease of use; standardization; cost; proprietary position; the competitor’s share of the existing market; access to distribution channels; regulatory approvals; and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage because our HPV test products are FDA-approved for two indications and because, as clinical studies have shown, our HPV test products, used in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities due to high clinical sensitivity and high negative predictive value.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials as well as comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostic (IVD) medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

The Food and Drug Administration is responsible for the safety of food, drug, medical device, biological, animal feed and drugs, cosmetic, and radiation-emitting products sold in the United States. QIAGEN products sold to U.S. clinical labs are IVD medical devices subject to varying levels of FDA regulation based on their potential public health risk. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the related regulations, the FDA regulates product development, product testing, product labeling, product storage, pre-market clearance or approval, manufacturing, advertising, promotion, product sales and distribution of medical devices.

In the United States, IVD products are classified into 3 classes based on their potential health risk. Low risk products (e.g. QIAamp sample extraction products) are Class I. Typically exempt from FDA premarket submission requirements, manufacturers must document manufacturing/quality control procedures and testing data supporting product performance claims. Automated Class I products (e.g., BioRobot MDx DSP, EZ1 and BioRobot DSP) marketed to clinical labs also require design control documentation.

Moderate risk products (e.g., hybrid capture Chlamydia and Gonnorhea tests, PreAnalytix PaxGene Blood RNA Kit) are Class II, and most require FDA review of a premarket notification, or 510(k), submission prior to sale in the US. The intended use and technology principle must be substantially equivalent to another legally marketed U.S. product. Internal analytical and external clinical data supporting product performance claims are included in the submission. After a 90 day review, FDA may issue a 510(k) clearance letter stating that the product is substantially equivalent to another and the product can now be sold in the US. On average, two 90 day FDA review cycles are typically required after submission to obtain market clearance of a new Class II IVD product.

High risk products, such as our HC2 HPV test are Class III, and require FDA approval prior to product sale. The premarket approval application (PMA) includes analytical and external clinical data to prove product safety and effectiveness. PMA submissions also include the product handbook and description of manufacturing/quality control procedures. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

For Class I and II products, FDA may review manufacturing information during regular GMP audits of the manufacturing site. For Class III products, FDA conducts mandatory Quality System/Good Clinical Practice audits of the manufacturing and external clinical data collection sites during its 180 day review.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances and/or approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device that we manufacture or distribute.

The FDA enforces regulations prohibiting the promotion of devices for unapproved (or “off label”) uses and the promotion of devices for which pre-market clearance or approval has not been obtained. Any failure by us to comply with these requirements can result in regulatory enforcement action by the FDA and possible limitations on the promotion and/or sale of our products.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to our future success. In addition to seeking regulatory authorizations for our own products, we work with other companies to seek regulatory approval for use of their specimen collection products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product approvals by the FDA and foreign government authorities may be unpredictable and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or a failure to receive, such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

QIAGEN N.V. is the holding for more than 40 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facility is located in Switzerland. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Our production management personnel are highly qualified and many have engineering degrees. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Capital expenditures for property, plant and equipment totaled $34.5 million, $29.0 million and $13.7 million for the years ended December 31, 2007, 2006 and 2005.

We have established a quality program, including standard manufacturing and documentation procedures, intended to ensure that products are manufactured and tested in accordance with the FDA’s Quality System Regulations, which imposes current Good Manufacturing Practice (GMP) requirements. For GMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with GMP requirements.

The consumable products manufactured at QIAGEN GmbH and QIAGEN Hamburg GmbH, both in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive

98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art sample and assay technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility began in August 2006 and was completed in 2007. The new logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million). In 2008, we may make further investments in the logistics center of up to an additional EUR 1.0 million.

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 24-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. There is room for future expansion of up to 400,000 square feet of additional facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 140,000 square feet for manufacturing, warehousing, distribution and research operations. We are currently contemplating an expansion of our Germantown facility which would expand our warehousing and distribution center by approximately 32,500 square feet. We are still in the planning stage and construction could potentially begin in 2008 with completion in 2009. This new construction would be financed either through working capital or new borrowings.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe that our existing and planned production and distribution facilities can support our anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

Item 4A.    Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Forward-looking and Cautionary Statements” below.

Forward—looking and Cautionary Statements

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers. We employ more than 2,600 people in over 20 locations worldwide.

Since 2002, we have had a compound annual growth rate of approximately 17% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

•

In the fourth quarter of 2006, we completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with our portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. In the fourth quarter of 2006, we also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea, and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, we completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd., and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer, and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands our position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands our direct presence in one of the most dynamic regions of our global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, we completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer, and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, which we acquired in 2005, in Italy.

•

At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification, and amplification.

•

During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August, we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•

During the second quarter of 2005, we completed the acquisition of two companies. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. We also acquired Nextal Biotechnology, Inc. (Nextal), which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

•	Also during the second quarter of 2005, we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from

Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

During 2005, we purchased the previously leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden, Germany. Construction on the new facility began in August 2006 and was completed in 2007.

In 2006, we closed our facilities in Oslo, Norway and Fremont, California, and commenced the relocation and closure of a facility in Canada. In 2007 we started the closure of a facility in Huntsville, Alabama.

In 2007, on a consolidated basis, operating income decreased to $83.1 million compared to the operating income of $100.6 million in 2006. Our financial results include the contributions of our recent acquisitions, primarily Digene Corporation, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of certain of our facilities formerly located in Norway and North America. Our operating income was also impacted by growth in consumables and instrument product sales, both of which experienced growth of 40% during 2007.

In 2006, on a consolidated basis, operating income increased to $100.6 million, compared to $94.8 million in 2005. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of our facilities in Norway, Canada and Fremont, California. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as the financing vehicles for the issuance of convertible debt, are not consolidated.

The following table sets forth operating income by segment for the years ended December 31, 2007, 2006 and 2005. Further segment information can be found in Note 19 in the accompanying financial statements.

Operating Income (Loss)	2007	2006	2005
North America	$14,605,000	$31,414,000	$36,095,000
Germany	63,769,000	53,956,000	43,279,000
Switzerland	(391,000)	(1,558,000)	(305,000)
Asia	5,941,000	8,302,000	7,182,000
Rest of World	21,922,000	15,594,000	14,136,000
Corporate	(20,051,000)	(6,550,000)	(3,959,000)

Subtotal	85,795,000	101,158,000	96,428,000
Intersegment Elimination	(2,662,000)	(557,000)	(1,591,000)

Total	$83,133,000	$100,601,000	$94,837,000

In 2007, operating income in North America decreased compared to 2006. The United States experienced an increase in sales, however, operating expenses in the United States were also higher as a result of our recent acquisitions, in particular the third quarter 2007 acquisition of Digene, as well as integration and relocation efforts. In addition, $25.9 million of purchased in-process research and development was expensed in 2007 in connection with our acquisitions. Further discussion of purchased in-process research and development can be found in Note 4 in the accompanying financial statements.

In Germany, operating income was higher in 2007 primarily due to an increase in sales partially offset by an increase in research and development expense as a result of intercompany transfers of technology and license agreements.

In Switzerland, the decrease in operating loss in 2007 compared to 2006 was primarily due to an increase in instrumentation sales as well as a decrease in research and development expense as a result of intercompany transfers of technology and license agreements.

The net decrease in operating income in our Asia segment is primarily due to decreases in operating income from our Japanese subsidiary which, during 2007, experienced lower gross margins as compared to 2006 as a result of intercompany transfer prices, partially offset by results in China and our new expansions in Korea and Singapore.

The operating income increase in our Rest of World segment is primarily due to increased sales in 2007 as compared to 2006 as resulting from acquisitions and organic growth.

Fiscal Year Ended December 31, 2007 compared to 2006

Net Sales

In 2007, net sales increased 40% to $649.8 million compared to $465.8 million in 2006. In 2007 compared to 2006, net sales in Germany increased 19%, net sales in Asia increased 41%, primarily driven by Singapore, China, and Korea, net sales in North America increased 53%, primarily due to the acquisition of Digene, and net sales in Rest of World increased 35%. The increase in sales in each of these regions was the result of an increase in our consumable and instrumentation products, which both experienced overall growth rates of 40% in 2007 as compared to 2006. The increase in consumable sales includes organic growth (12%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (6%). During 2007, sales from our instrumentation products increased primarily due to the launch of our new QIAcube system. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, increased 30% in 2007 as compared to 2006.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2007, we introduced 72 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as innovative platform solutions such as the QIAcube.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2007 as compared to 2006, using the 2006 foreign exchange rates for both periods, net sales would have increased approximately 34% as compared to the reported increase of 40%.

Gross Profit

Gross profit was $433.5 million, or 67% of net sales, in the year ended December 31, 2007 as compared to $318.5 million, or 68% of net sales, in 2006. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 67% in 2007 as compared to the gross margin of 68% in 2006 reflects the impact of an increase in acquisition related costs and instrumentation sales, partially offset by the increase in consumable product sales.

During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. Included within this amount is approximately $300,000 of inventory which has been written off as a result of the acquisitions as well as $2.5 million related to the write-up of acquired inventory to fair market value as a result of a business combination. In accordance with purchase accounting rules, acquired inventory was recorded at fair market value and subsequently expensed as the inventory was sold.

In connection with our 2006 acquisitions, during the year ended December 31, 2006, we recorded a charge of $2.0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to $23.6 million in 2007 as compared to $6.1 million in 2006. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

We experienced increased instrument sales in 2007, including sales of our new QIAcube instrument which began shipping in April 2007. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During both 2007 and 2006, instrumentation sales represented approximately 10% of our total sales.

Our consumable sales in 2007 represent approximately 90% of our total sales and increased 40% over sales in 2006. In 2007, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

Research and Development

Research and development expenses increased 56% to $64.9 million (10% of net sales) in 2007 compared to $41.6 million (9% of net sales) in the same period of 2006. Using identical foreign exchange rates for both years, research and development expenses increased approximately 47%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 42% to $164.7 million (25% of net sales) in 2007 from $115.9 million (25% of net sales) in 2006. Using identical foreign exchange rates for both years, sales and marketing expenses increased 37%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2007 as compared to 2006 is primarily due to our third quarter acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 48% to $71.9 million (11% of net sales) in 2007 from $48.6 million (10% of net sales) in 2006. Using identical foreign exchange rates for both years, general and administrative expenses increased approximately 42%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth. The increase in general and administrative expenses in 2007 is primarily the result of expenses related to our newly acquired subsidiaries in North America, Digene and eGene. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Purchased In-Process Research and Development

In connection with our acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development. This amount represents $900,000 related to the acquisition of eGene. and $25.0 million related to the acquisition of Digene Corporation and represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Acquisition, Integration and Related Costs

During 2007, we recorded costs of $14.7 million, related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations. During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. As we further integrate the acquired companies, we expect to continue to incur acquisition, integration and related costs in 2008.

Costs related to acquisition and integration activities during 2006 totaled $6.1 million, including $1.0 million in severance and employee -related costs, $2.5 million of costs related to acquisition integrations and $2.6 million for the impairment of assets.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2007, the amortization expense on acquisition-related intangibles within operating expense increased to $7.7 million compared to $2.1 million in 2006. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Relocation and Restructuring Costs

Relocation and restructuring costs recorded in 2007 and 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The restructuring was completed in 2007 at total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In 2007, we commenced the restructuring of the Huntsville, Alabama facility. The restructuring is expected to be completed during 2008 at an estimated cost of $400,000.

Other Income (Expense)

Other expense was $7.4 million in 2007 compared to other income of $5.5 million in 2006. This increase in expense was mainly due to higher interest expense.

For the year ended December 31, 2007, interest income increased to $19.5 million from $16.4 million in 2006. The increase in interest income was primarily the result of an increase in interest rates. At December 31, 2007, we had $347.3 million in cash and cash equivalents compared to $430.4 million at December 31, 2006. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Interest expense increased to $31.5 million in 2007 compared to $11.9 million in 2006. Interest costs relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2007 as compared to 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

In 2007, research and development grant income from European, as well as German, state and federal government grants increased to $1.8 million from $795,000 in 2006. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $2.0 million in 2007 as compared to a loss of $660,000 in 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies. See “Currency Fluctuations”.

In 2007, we recorded a net gain from equity method investees of $1.6 million compared to $1.3 million in 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2007 and 2006, our effective tax rate was 34%. The effective tax rates during 2007 and 2006 are impacted as a result of non-recurring acquisition related charges which were recorded without any related tax benefit. Further, effective January 1, 2007, The Netherlands corporate tax rate decreased to 25.5% from 29.6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 18% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In addition, due to the expiration of the statute of limitations, $2.2 million of tax benefits have been recognized during 2007. In future periods, we expect that the adoption of FIN 48 may result in greater volatility in the effective tax rate. In 2008, the German tax rate decreased to 30% from 39% which will positively impact our 2008 consolidated effective tax rate.

Fiscal Year Ended December 31, 2006 compared to 2005

Net Sales

In 2006, net sales increased 17% to $465.8 million from $398.4 million in 2005. In 2006, net sales in North America increased 12%, net sales in Europe increased 17% and net sales in Asia increased 41%, primarily driven by China. The increase in net sales was primarily the result of an increase in our consumables products sales which experienced a growth rate of 17% in 2006 as compared to 2005. The increase in consumable sales included organic growth and sales from our recently acquired businesses. During 2006, sales from our instrumentation products increased 19% compared to 2005. Sales of our other offerings, primarily services, which represented 1% of our 2006 net sales, decreased 16% in 2006 as compared to 2005.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2006, we introduced more than 67 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, and molecular diagnostics.

A significant portion of our revenues is denominated in euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2006, using identical foreign exchange rates for both years, net sales would have increased approximately 17% as compared to the reported increase of 17% for the year ended December 31, 2006.

Gross Profit

Gross profit was $318.5 million or 68% of net sales, in the year ended December 31, 2006 as compared to $271.9 million or 68% of net sales in 2005. The absolute dollar increase in 2006 compared to 2005 is attributable to the increase in net sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During both 2006 and 2005, instrumentation sales represented approximately 10% of our total sales. In connection with our acquisitions in 2006 and 2005, we expensed $2.0 million and $439,000, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to $6.1 million in 2006 as compared to $3.3 million in 2005. The increase in amortization expense is the result of an increase in intangibles acquired in recent business combinations.

Research and Development

Research and development expenses increased 16% to $41.6 million (9% of net sales) in 2006 compared with $35.8 million (9% of net sales) in 2005. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 15%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and 5-Prime, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays and look to expand our sample and assay technology portfolio for research in applied testing and molecular diagnostics. We intend to significantly invest in clinical trials for a number of molecular diagnostic products with the goal of adding more regulated products to our portfolio. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 23% to $115.9 million (25% of net sales) in 2006 from $94.3 million (24% of net sales) in 2005. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 22%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2006 includes expenses related to creating separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics, as well as to sales organizations in our newly acquired or established subsidiaries. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 21% to $48.6 million (10% of net sales) in 2006 from $40.1 million (10% of net sales) in 2005. Using identical foreign exchange rates for both years, general and administrative expenses would have increased approximately 21%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, have continued to expand along with our growth. The increase in general and administrative expenses in 2006 includes expenses related to our newly acquired subsidiaries.

Acquisition, Integration and Related Costs

In connection with our acquisitions, we recorded charges in 2006 related to acquisition and integration activities totaling $6.1 million which included $1.0 million in severance and employee-related costs, $2.5 million of costs related to acquisition integrations and $2.6 million for the impairment of assets.

In connection with our acquisitions, we recorded charges in 2005 related to acquisition and integration activities totaling $3.2 million, including $2.1 million related to the impairment of fixed and other assets as a result of acquisitions.

Acquisition-Related Intangible Amortization

Acquisition related intangible amortization relates to intangible assets acquired in our business acquisitions. During 2006, the amortization expense on acquisition related intangibles increased to $2.1 million from $378,000 in 2005. The increase in expense is the result of an increase in the amount of intangibles acquired in our recent business acquisitions. During 2006, we completed seven acquisitions which have increased our intangible assets subject to amortization. We therefore expect that our acquisition related intangible amortization will increase as a result of the recent acquisitions, as well as any future acquisitions.

Relocation and Restructure Costs

Relocation and restructuring costs recorded in 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. Restructuring charges related to the 2006 closures and relocations totaled approximately $2.0 million, of which $1.5 million has been recorded as of December 31, 2006. These costs consisted primarily of relocation and severance costs of $669,000, lease and facility costs of $181,000 and other costs of $601,000.

Other Income (Expense)

Other income was $5.5 million in 2006 compared to other expense of $2.4 million in 2005. This increase in income was mainly due to higher interest income and gain from equity method investees, partially offset by higher interest expense, lower research and development grant income and a lower loss on foreign currency transactions.

For the year ended December 31, 2006, interest income increased to $16.4 million from $7.6 million in 2005. Interest income is derived mainly from interest bearing cash accounts and investments. The increase in interest income in 2006 over 2005 was primarily the result of an increase in amounts invested during the year along with an increase in interest rates. At December 31, 2006, we had $430.4 million in cash and cash equivalents compared to $191.7 million at December 31, 2005. As of December 31, 2006, we had $52.8 million invested in marketable securities, compared to $15.0 million in auction rate securities at December 31, 2005.

Interest expense increased to $11.9 million in 2006 compared to $5.9 million in 2005. Interest costs relate primarily to our long-term borrowings from QIAGEN Finance and Euro Finance.

In 2006, research and development grant income from European Union as well as German state and federal government grants decreased to $795,000 from $1.4 million in 2005. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $660,000 in 2006 as compared to a loss of $157,000 in 2005. The loss from foreign currency transactions reflects the net effect of conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the euro, the British pound, the Swedish krone, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Malaysian ringgit, the Chinese yuan, the Korean won, the Turkish lira and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

In 2006, we recorded a net gain from equity method investees of $1.3 million compared to a loss of $1.1 million in 2005. The gain/loss primarily represents our share of profits/losses from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Provision for Income Taxes

Our effective tax rate decreased to 34% in 2006 from 36% in 2005. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 0% to approximately 62%. Fluctuations in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2007, 2006 and 2005 was $2.0 million, ($660,000), and ($157,000), respectively, and is included in other income (expense), net.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2007 and 2006, we had cash and cash equivalents of $347.3 million and $430.4 million, respectively, and investments in current marketable securities of $2.3 million and $52.8 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2007, cash and cash equivalents had decreased by $83.0 million over December 31, 2006 primarily due to cash provided by operating activities of $84.8 million and financing activities of $494.1 million, offset by cash used in investing activities of $659.7 million. As of December 31, 2007 and 2006, we had working capital of $482.2 million and $566.7 million, respectively.

Operating Activities.    For the years ended December 31, 2007 and 2006, we generated net cash from operating activities of $84.8 million and $101.5 million, respectively. Cash provided by operating activities decreased in 2007 compared to 2006 primarily due to decreases in net income, accrued liabilities and an increase in accounts receivable. The decrease in net income is primarily due to $25.9 million in purchased in-process research and development and increased amortization on purchased intangible assets as a result of our 2007 acquisitions. The decrease in accrued liabilities in 2007 primarily reflects payment of liabilities assumed in connection with the acquisitions, while the increase in accounts receivable reflects our increasing sales. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $659.7 million of cash was used in investing activities during 2007, compared to $165.5 million during 2006. Investing activities during 2007 consisted principally of cash paid for the acquisitions of Digene and eGene, during the third quarter of 2007 along with purchases of property and equipment, partially offset by proceeds from the sale and purchases of marketable securities. In addition, during 2007 we invested in a joint venture with BioOne*Capital in Singapore to establish Dx Assay Pte Ltd for the development of infectious and genetic disease assays.

In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility opened during 2007, and consists of approximately 61,000 square feet and cost approximately EUR 9.0 million. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $27.1 million based on the achievement of certain revenue and operating results milestones as follows: $10.1 million in 2008, $4.0 million in 2009, and $12.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities.    Financing activities provided $494.1 million in cash for the year ended December 31, 2007, compared to $303.2 million for 2006. Cash provided during the year was primarily due to proceeds from debt and the issuance of Common Shares in connection with our employee stock plans, tax benefits from stock-based compensation and proceeds received in connection with agreements to issue shares to QIAGEN Finance and Euro Finance partially offset by the repayment of debt and capital lease payments.

We have credit lines totaling $165.3 million at variable interest rates, $4,000 of which was utilized as of December 31, 2007. We also have capital lease obligations, including interest, in the amount of $35.8 million, and carry $950.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders have agreed to make available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement. The $150 million credit facility will also expire in five years from the date of the agreement. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

We have notes payable which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At December 31, 2007, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our Common Shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into shares of our common stock at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

At December 31, 2006, we had a note payable of EUR 30.0 million which bore interest at a variable interest rate of EURIBOR plus 0.75%, and was due in annual payments of EUR 5.0 million through June 2011, and a note payable of EUR 5.0 million which was due in June 2008. These notes were repaid in July 2007. In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately $3.1 million in short-term debt. The debt was due and paid in April 2006.

We expect that cash from financing activities will continue to be impacted by issuances of Common Shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Contractual Obligations

As of December 31, 2007, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$950,000	$—	$25,000	$50,000	$225,000	$650,000	$—
Capital lease obligations	47,780	4,952	4,952	4,953	4,985	5,055	22,883
Operating leases	26,501	8,940	5,872	4,116	2,845	1,584	3,144
Purchase obligations	34,089	26,366	5,751	190	190	190	1,402
License and royalty payments	11,776	4,368	4,451	1,046	611	458	842
Other (1)	10,949	8,790	2,150	9	—	—	—

Total contractual cash obligations	$1,081,095	$53,416	$48,176	$60,314	$233,631	$657,287	$28,271

(1)	Includes amounts due under acquisition-related severance and retention arrangements.

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $27.1 million based on revenue and other milestones in 2008 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $11.3 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable.    Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments.    We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2007, goodwill and intangible assets totaled $1.1 billion and $639.1 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
North America	$998,168,000	$537,260,000
Germany	60,488,000	80,803,000
Switzerland	—	44,000
Asia	15,016,000	11,358,000
Rest of World	34,210,000	6,689,000
Corporate	—	2,953,000

Total	$1,107,882,000	$639,107,000

In the fourth quarter of 2007, we performed our annual impairment assessment of goodwill (using data as of October 1, 2007) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2007.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOL’s is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Purchase Price Allocation.    The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Consolidated Financial Statements included in Item 18.

Item 6.    Directors, Senior Management and Employees

Managing Directors and Supervisory Board Members are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of January 25, 2008, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	42	Managing Director, Chief Executive Officer
Roland Sackers	39	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	47	Managing Director, Senior Vice President, Research and Development
Bernd Uder	50	Managing Director, Senior Vice President, Global Sales

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	66	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Metin Colpan	52	Supervisory Director
Erik Hornnaess	70	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Dr. Werner Brandt	54	Supervisory Director and Chairman of the Audit Committee
Heino von Prondzynski	58	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 42, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Supervisory Director, Vice Chairman and Audit Committee Chairman of Evotec AG and acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 39, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2008, Mr. Sackers has served as QIAGEN’s representative observer of the board of Eurofins Genomics BV.

Dr. Joachim Schorr, 47, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 50, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner, 66, is a co-founder of the Company. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne, Neuraxo GmbH, Düsseldorf and Direvo AG, Köln. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Metin Colpan, 52, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 70, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. He was appointed Deputy Chairman of the Supervisory

Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Dr. Werner Brandt, 54, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany and SAP Systems Integration AG, Dresden, Germany.

Heino von Prondzynski, 58, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche (SWX: RO) where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of BBMedtech, Koninklijke Philips Electronics NV and Epigenomics.

Professor Dr. jur. Carsten P. Claussen, 80, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by our directors and officers in 2007. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2007 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2007	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,059,000	$437,000	$11,000	$1,507,000
Roland Sackers	$452,000	$162,000	$53,000	$667,000
Dr. Joachim Schorr	$291,000	$122,000	$27,000	$440,000
Bernd Uder	$311,000	$121,000	$20,000	$452,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2007 for the officer.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$80,000	114,551	318,175
Roland Sackers	$72,000	35,019	97,285
Dr. Joachim Schorr	$25,000	17,049	47,355
Bernd Uder	$47,000	17,276	47,986

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board $15,000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board $10,000

•	Vice Chairman of the Supervisory Board $5,000

•	Fee payable to each member of a committee $2,500

•	Additional fee payable to a Chairman of a Committee $5,000

Members of the Supervisory Board also receive $1,000 for attending the Annual General Meeting and $1,000 for attending each meeting of the Supervisory Board (not to exceed $5,000 in the aggregate). Members of the Audit Committee receive $1,000 for attending each meeting of the Audit Committee (not to exceed $5,000 in the aggregate).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $471,000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15,000	$15,000	$6,000	$2,500	$7,300	$45,800
Dr. Heinrich Hornef (1)	$7,500	$5,000	$6,000	$2,500	$3,700	$24,700
Dr. Metin Colpan	$15,000	—	$5,000	—	$7,300	$27,300
Dr. Franz A. Wirtz (1)	$7,500	$2,500	$4,500	$2,500	$3,700	$20,700
Erik Hornnaess	$15,000	$5,000	$10,000	$6,250	$7,300	$43,550
Prof. Dr. Manfred Karobath	$15,000	—	$5,000	$2,500	$7,300	$29,800
Dr. Werner Brandt (1)	$7,500	$2,500	$6,500	$1,250	$3,700	$21,450
Heino von Prondzynski (1)	$7,500	—	$4,500	$1,250	$3,700	$16,950

(1)	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to seek another term as Supervisory Board members in 2007. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Drs. Hornef and Wirtz on the Supervisory Board following our 2007 Annual General Meeting of Shareholders.

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,942	5,387
Dr. Heinrich Hornef	—	6,734
Dr. Metin Colpan	1,942	5,387
Dr. Franz A. Wirtz	—	6,734
Erik Hornnaess	1,942	5,387
Prof. Dr. Manfred Karobath	1,942	5,387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

The following table sets forth the vested and unvested options of our officers and directors as of January 25, 2008:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,359,876	114,551	5/2009 to 2/2017	$4.590 to $20.563	318,175
Roland Sackers	347,598	23,346	9/2009 to 2/2017	$10.610 to $20.563	97,285
Dr. Joachim Schorr	201,444	17,049	10/2011 to 2/2017	$8.940 to $17.900	47,355
Bernd Uder	120,000	17,276	3/2011 to 2/2017	$11.985 to $20.563	47,986
Prof. Dr. Detlev H. Riesner	90,667	1,942	1/2010 to 4/2017	$6.018 to $20.563	5,387
Dr. Metin Colpan	976,150	1,942	5/2009 to 4/2017	$6.018 to $20.563	5,387
Erik Hornnaess	112,000	1,942	1/2009 to 4/2017	$6.018 to $20.563	5,387
Prof. Dr. Manfred Karobath	90,000	1,942	1/2010 to 4/2017	$6.018 to $20.563	5,387

During 2005 and 2004, certain stock options were accelerated as discussed further below under “Stock Plan.”

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Mr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondynzski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible to review major financial risk exposures, pre-approve related-party transactions, and review any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Employees

As of December 31, 2007, we employed 2,662 individuals, 17% of whom worked in research and development, 35% in sales, 24% in production/logistics, 9% in marketing and 15% in administration. In July 2007 we acquired Digene and approximately 500 employees as a result.

Country	Research and Development	Sales	Production	Marketing	Administration	Total
North America	108	333	263	91	128	923
Europe	334	338	314	116	206	1,308
Asia	19	227	64	14	50	374
Rest of World	0	27	9	8	13	57
12/31/2007	461	925	650	229	397	2,662

At December 31, 2006 and 2005, we employed 1,954 and 1,589 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Share Ownership

The following table sets forth certain information as of January 25, 2008 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1)		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	*
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,952,068	(7)	1.00%
Dr. Metin Colpan, Germany	6,342,025	(8)	3.25%
Erik Hornnaess, Spain	10,000	(9)	*
Professor Dr. Manfred Karobath, UK	0	(10)	*
Dr. Werner Brandt, Germany	800		*
Heino von Prondzynski	—		*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of January 25, 2008.
(1)	The number of Common Shares issued and outstanding as of January 25, 2008 was 195,496,779. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 25, 2008. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 2,398,059 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $20.563 per share. Options expire in increments during the period between May 2009 and February 2017.
(4)	Does not include 347,598 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $10.610 to $20.563 per share. Options expire in increments during the period between September 2009 and February 2017.
(5)	Does not include 207,127 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.940 to $17.900 per share. Options expire in increments during the period between October 2011 and February 2017.
(6)	Does not include 125,758 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $20.563 per share. Options expire in increments during the period between March 2011 and February 2017.
(7)	Does not include 90,667 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2017. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,952,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 976,150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between May 2009 and April 2017. Includes 5,088,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330,566 Common Shares through Thomé Asset Management & Controlling.

(9)	Does not include 112,000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2009 and April 2017.
(10)	Does not include 90,000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2017.

Stock Plan

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the Plan and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the Plan in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Plan, the range of expiration dates of such options and the prices (in U.S. dollars) at which such options may be exercised, as of January 25, 2008. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
2005 Plan	11,245,361	2/2008 to 12/2017	$1.85 to $49.75

During the fourth quarters of 2005 and 2004 and considering the new accounting implications of SFAS No. 123(R), our Supervisory Board approved the acceleration of the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25,” the 2005 acceleration of vesting did not result in compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of our Common Shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, allowed us to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, we did not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and QIAGEN as it will reduce reported compensation expense in future periods. We have worked with equity-based compensation plan experts to evaluate our stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123(R). Our aim is to implement an equity-based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed above. As of January 25, 2008, options to purchase 4.5 million Common Shares were held by the officers and directors of QIAGEN, as a group.

Exemptions from Certain NASDAQ Corporate Governance Rules

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•

QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of shareholders.

•

QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. However, the laws of The Netherlands do not provide for a “record date” to be fixed in advance of a meeting of shareholders. As a result, the holder of the shares on the day of the meeting may vote the shares at the meeting. QIAGEN’s transfer agent has implemented procedures to check votes by proxy for validity on the day of the meeting.

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require stockholder approval prior to the establishment of a stock plan. The Articles of Association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. QIAGEN’s stockholders have granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further shareholder approval. QIAGEN plans to seek shareholder approval of stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2007, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	28,386,926	(2)	14.53%

(1)	The percentage ownership was calculated based on 195,335,076 Common Shares issued and outstanding as of December 31, 2007.
(2)	Of the 28,386,926 shares attributed to FMR LLC, it has sole voting power over 7,774,971 shares and sole dispositive power over all 28,386,926 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 15, 2007, which reported ownership as of December 31, 2007. FMR Corp. reported that it beneficially owned 18,425,233 shares representing 12.27% of the total Common Shares issued and outstanding at December 31, 2006 and 19,391,037 shares representing 13.06% of the total Common Shares issued and outstanding at December 31, 2005.

Our common stock is traded on the NASDAQ National Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 25, 2008, the officers and directors of QIAGEN as a group beneficially owned 9,786,957 Common Shares or 5.01% of the then outstanding Common Shares.

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. As of December 31, 2007 and 2006, we had accounts receivable from PreAnalytix of $670,000 and $20,000, and accounts payable to PreAnalytix of $116,000 and $219,000, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2007 and 2006, we had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million and $2.9 million, respectively. As of December 31, 2007 and 2006, we had a loan payable to Euro Finance of $300.0 million, amounts due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million and $1.9 million, respectively.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2007 and 2006 we paid approximately $471,000 and $524,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

Item 8.    Financial Information

See Item 18.

Legal Proceedings

While no assurances can be given regarding the outcome of the below matters, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (“Third Wave”) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (“the ‘715 patent”), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on May 13, 2008. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (Ventana) in the United States District Court for the District of Delaware. Digene alleged that Ventana infringed one or more claims of United States Patent No. 4,849,331 (the ‘331 patent) and United States Patent No. 4,849,332 (the ‘332 patent). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (Beckman) human Papillomavirus business. On December 10, 2002, Beckman was added as a co-defendant in the infringement action. Subsequently, Beckman filed a motion seeking to compel arbitration and the court granted its request. As a matter of judicial economy, the Court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (AAA) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible.

On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The Court, however, noted that there remained a substantial question as to whether Ventana had a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana was continued, and trial was set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana proceeded based upon patent infringement of Digene’s ‘331 and ‘332 patents (HPV 35). However, on December 15, 2007, the parties agreed to terms of a mutual settlement of all claims to be finalized on or before December 31, 2007. A stipulation of dismissal was filed with the Court on January 4, 2008 and the case was officially closed on the same day.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement. The parties have served discovery requests (requests for production of documents and things). The parties are evaluating discovery and following up on supplementation of requests.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied that motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration. Both motions are currently being briefed and no decision has been rendered as of this date. The trial before the panel is scheduled for October 27, 2008, to November 14, 2008. QIAGEN intends to vigorously pursue this case.

Statement of Dividend Policy

We have not paid any dividends on our Common Shares since our inception and do not intend to pay any dividends on our Common Shares in the foreseeable future. We intend to retain our earnings, if any, for the development of our business.

Item 9.    The Listing of QIAGEN’s Common Shares

Effective July 3, 2006, our Common Shares began trading on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our Common Shares on the NASDAQ National Market.

	High ($)	Low ($)
Annual
2003	12.85	5.20
2004	15.61	8.74
2005	13.77	10.56
2006	16.15	11.72
2007	23.55	15.32

	High ($)	Low ($)
Quarterly 2006:
First Quarter	15.42	11.72
Second Quarter	15.35	12.83
Third Quarter	15.85	13.42
Fourth Quarter	16.15	14.24

	High ($)	Low ($)
Quarterly 2007:
First Quarter	17.91	15.32
Second Quarter	18.14	15.58
Third Quarter	19.53	16.31
Fourth Quarter	23.55	19.26

Quarterly 2008:
First Quarter (through March 19, 2008)	23.39	18.41

	High ($)	Low ($)
Monthly
September 2007	19.53	16.89
October 2007	23.55	19.26
November 2007	23.37	20.04
December 2007	22.82	20.62
January 2008	23.39	19.21
February 2008	22.50	20.11

Since September 25, 1997, our Common Shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in

2004. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our Common Shares on the Neuer Markt or the Prime Standard, as applicable.

	High (EUR)	Low (EUR)
Annual
2003	12.23	4.93
2004	12.40	7.15
2005	11.43	8.20
2006	13.09	9.55
2007	16.24	11.67

	High (EUR)	Low (EUR)
Quarterly 2006:
First Quarter	13.09	9.55
Second Quarter	12.13	10.28
Third Quarter	12.35	10.58
Fourth Quarter	12.80	10.81

	High (EUR)	Low (EUR)
Quarterly 2007:
First Quarter	13.95	11.67
Second Quarter	13.61	11.97
Third Quarter	13.64	12.16
Fourth Quarter	16.24	13.49
Quarterly 2008:
First Quarter (through March 19, 2008)	15.58	11.69

	High (EUR)	Low (EUR)
Monthly:
September 2007	13.56	12.16
October 2007	16.24	13.55
November 2007	15.92	13.49
December 2007	15.68	14.37
January 2008	15.58	12.82
February 2008	14.77	13.80

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979.” Set forth is a summary of certain provisions of our Articles of Association, as amended on October 11, 2007, or the Articles, and Dutch law, where applicable. Furthermore, a Dutch Corporate Governance Code, or Code, has been published on December 9, 2003 including principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Code.

Our Objects

Our objects are found in Article 2 of the Articles. Our objects include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The majority view in Dutch law is that in managing QIAGEN, the Managing Directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our annual General Meeting on June 14, 2005.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the General Meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

Under Dutch law and the Code, the General Meeting determines the compensation of the members of the Supervisory Board upon the proposal of the Compensation Committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long term investments.

Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability Towards QIAGEN

Failure of a Managing or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing or Supervisory Director must be deemed to have been grossly negligent. Managing Directors and Supervising Directors are jointly and severally liable for failure of the Managing Board and Supervisory Board as a whole, respectively, but an individual Managing or Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

Liability for Misrepresentation in Annual Accounts

Managing and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, annual report or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing or Supervisory Directors.

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offence, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he played a reasonably active role in the criminal act.

Indemnification

Article 27 of our Articles provide that we shall indemnify every person who is or was a Managing Director or Supervisory Directors against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us.

Classes of Shares

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Common Shares

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in the shareholders register of QIAGEN with TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Financing Preference Shares

No Financing Preference Shares are outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the par value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.

Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects.

On August 2, 2004 we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect the interest of QIAGEN and its enterprise and the enterprises of companies which are linked to QIAGEN. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in the interest of QIAGEN and its stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members have been appointed. Board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by the board or by the chairman of the board.

Pre-emptive Rights

Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On July 20, 2007, the General Meeting of shareholders of QIAGEN resolved to authorize the Supervisory Board to issue Common Shares and Financing Preference Shares or grant rights to subscribe to those shares for a period of 5 years commencing on October 11, 2007 and for a maximum of Common Shares and Financing Preference Shares included in the authorized share capital (as included in the Articles as of October 11, 2007) of QIAGEN.

The General Meeting of shareholders subsequently resolved to grant the authority to exclude or limit any pre-emptive rights. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 50% of the aggregate number of Common Shares and Financing Preference Shares to be issued or rights to subscribe for those shares to be granted under the authorization previously mentioned. The authority to exclude or limit pre-emptive rights covers a period of 5 years commencing as of October 11, 2007.

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 20, 2007 the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital for an 18-month period from June 20, 2007 until December 20, 2008, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Capital Reduction

Subject to the provisions of Dutch law and the Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the par value of shares through an amendment of the Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Annual Accounts

We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the General Meeting has extended this period by a maximum period of six months on account of special circumstances, the Managing Board must submit to the shareholders a report with respect to such fiscal year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an independent accountant. The annual report is submitted to the annual General Meeting for adoption.

Dividends

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing

Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the “Financing Preference Share Dividend”) shall be paid on the Financing Preference Shares in a percentage (the “Financing Preference Share Dividend Percentage”) over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, they are at the free disposal of the General Meeting provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. The date of payment on Type I shares may differ from the date of payment on Type II shares. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions, provided that cash distributions in respect of Type II shares will, subject to certain exceptions, be paid in the currency of a country where our shares are listed or quoted for trading, converted at the close of business on a day to be determined for that purpose by the Supervisory Board.

Dutch law, making the declaration of dividends out of the profits that are at the free disposal of the General Meeting the exclusive right of the General Meeting, is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of our issued share capital or by one or more shareholders jointly representing at least 10% of our issued share capital as provided for and in accordance with the laws of The Netherlands.

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given to the shareholders by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at the offices of the Company.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or represents a value of at least EUR 50,000,000 may request the company not later than on the sixtieth day prior to the day of the General Meeting to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

General Meetings are presided over by the chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless the Articles require a greater majority or quorum. Our Articles do not provide for shareholders to act by written consent outside of a General Meeting.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than made public) are not available in this manner for shareholder review but an extract of the minutes of the General Meeting shall be made available.

According to Dutch law certain resolutions of the Managing Board regarding a significant change in the identity or nature of the company are subject to the approval of the General Meeting. The following resolutions of the Managing Board acquire the approval of the General Meeting in any event:

(i) The transfer of the enterprise or practically the entire enterprise to a third party;

(ii) To conclude or cancel any long lasting cooperation by the company or an affiliate (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company; and

(iii) To acquire or dispose of a participation interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or an affiliate (dochtermaatschappij).

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of or in our interest. Shareholders holding at least one-tenth of our issued capital or EUR 225,000 in nominal amount of our shares may inform the Managing Board and the Supervisory Board of their objections as to the policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

Liquidation Rights

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the par value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory board upon application in writing must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise the transfer will be deemed approved.

Limitations on Rights to Own Securities

Other than with respect to usufructuaries and pledges who have no voting rights, our Articles do not impose limitations on rights to own securities.

Provisions which may Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Pursuant to the Articles (and pursuant to the resolution adopted by our General Meeting on June 16, 2004), the Supervisory Board is authorized to issue Preference Shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued capital or (ii) a person holding at least a 10% interest in us has been designated as an “adverse person” by the Supervisory Board. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions mentioned in this paragraph.

If the Supervisory Board opposes an intended take-over and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Due to the implementation of the EC Directive or Takeover Bids, or 13th Directive, in Dutch legislation, shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the General Meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU (i.e. QIAGEN).

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed.

Exchange Controls

There are currently no limitations either under the laws of The Netherlands or in our Articles, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

Obligation of Shareholders to Disclose Major Holdings

Holders of our Common Shares or rights to acquire Common Shares (which include options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

Under Chapter 5.3 FMSA any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our capital or voting rights reaches or crosses a threshold percentage must notify the Netherlands Authority for the Financial Markets, or AFM: (a) immediately, if this is the result of an acquisition or disposal by it; (b) within 4 trading days after such reporting, if this is the result of a change in our share capital or votes reported in the AFM’s public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.

Furthermore persons holding 5 percent or more in our voting rights or capital interest must within 4 weeks after 31 December notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). Among others the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the shares; (vi) the votes which a person may exercise as a proxy but in his own discretion. Special rules apply to the attribution of the Common Shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of Common Shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on Common Shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of the Common Shares.

Under section 5:48 of the FMSA, each of our managing and supervisory directors must without delay notify the AFM of any changes in his interest or potential interest in our capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our General Meeting of shareholders (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our Common Shares or votes for a period of not more than five years.

Taxation

The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of our Common Shares (collectively, “U.S. Holders”) who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not discuss every aspect of such taxation that may be relevant to U.S. Holders. Therefore, all prospective purchasers of our Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders and Baker & McKenzie with respect to tax consequences under Netherlands law.

The statements of The Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or The Netherlands law, or in the double taxation conventions between the United States and The Netherlands, occurring after such date.

Netherlands Tax Considerations

The following describes the material tax consequences under Netherlands law of an investment in our Common Shares. Such description is based on current Netherlands law as interpreted under officially published case law, and is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder” or “Shareholder”).

Dividend Withholding Tax

General.    Upon distribution of dividends, we would be obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax derived from our paid-in share premium which is recognized for Netherlands tax purposes.

No withholding tax applies on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates.

A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and virtually all EU Member States.

U.S. Shareholders.    Under the Tax Convention between The Netherlands and the United States, or Convention, the withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) or 15% (in the case of other U.S. Shareholders), unless such U.S. shareholders have a permanent establishment in The Netherlands with which the shares are effectively connected.

A full exemption from Netherlands withholding tax may apply to certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution, again provided such U.S. shareholders do not have a permanent establishment in The Netherlands with which the shares are effectively connected.

Dividends we pay to U.S. pension funds and U.S. tax exempt organizations may be eligible for an exemption from dividend withholding tax. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the Convention.

Dividend Stripping.    A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between The Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping,” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

Income Tax and Corporate Income Tax

General.    A non-resident Shareholder will not be subject to Netherlands income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

(a) the non-resident Shareholder has not made an election for the application of the rules of The Netherlands 2001 Income Tax Act as they apply to residents of The Netherlands;

(b) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (“aanmerkelijk belang”) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the nominal paid-in capital of, or any class of our shares, does not have the right to acquire 5% or more of the nominal paid-in capital of, or any class of our shares (including a call option) and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

There is no all-encompassing definition of the term “business asset”; whether this determination can be made in general depends on the facts presented and in particular on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key interest of his investment in our Shares will not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.

U.S. Shareholders.    Pursuant to the Convention, the gain derived by a U.S. Shareholder from an alienation of our Common Shares constituting a substantial interest of the Shareholder in QIAGEN, not effectively connected or deemed connected with a permanent establishment or permanent representative of the Shareholder in The Netherlands, is not subject to Netherlands income tax or corporate income tax, provided that the gain from the alienation of our Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, at the time of the alienation, either alone or together with close relatives, at least 25% of any class of our shares.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder will generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom our Common Shares are attributable. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either The Netherlands or the United States.

United States Federal Income Tax Considerations

The following summarizes the material U.S. federal income tax consequences of the ownership of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers or holders that own, actually or constructively, 10% or more of our voting shares).

As used herein, references to a “U.S. Holder” are to a holder of our Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity otherwise subject to United States federal income taxation on a net income basis with respect to our Common Shares (including a non-resident alien or foreign corporation that holds, or is deemed to hold, our Common Shares in connection with the conduct of a U.S. trade or business); and references to a “non-U.S. Holder” are to a holder that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. For tax years beginning before 2011, such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends, For the purposes of computing the foreign tax credit, dividends paid on our Common Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or financial services income. Recently enacted legislation (the American Jobs Creation Act of 2004, or the “Act”) will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our Common Shares will generally constitute passive category income but could, in the case of certain US holders, constitute “general category income.” The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Dividends we pay in a currency other than the U.S. dollar will be included in the income of a U.S. Holder in a U.S. dollar amount based upon the exchange rate in effect on the date of receipt. A U.S. Holder will have a tax basis in such foreign currency for U.S. federal income tax purposes equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent disposition of such foreign currency (including a subsequent conversion into U.S. dollars) will be ordinary income or loss. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder, (and are attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from our Common Shares), in which case the non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of our Common Shares, as discussed below.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 15% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of our Common Shares unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of our Common Shares) or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Passive Foreign Investment Company Status

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the PFIC rules and their effect on an investment in our Common Shares, with particular regard to (i) the advisability of making the qualified election in the event that we notify the shareholders that we have become a PFIC in any taxable year, or (ii) the advisability of making the mark-to-market election provided in the tax law.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on our Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 28% for a non-corporate United States person and, who also:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that the individual has failed to report all interest or dividends required to be shown on the Federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

If a United States person sells our Common Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the individual can certify that they are a non-U.S. person, under penalties of perjury, or they otherwise establish an exemption. If a United States person sells our Common Shares through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to the person outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the United States person outside the United States, if the person sells our Common Shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

A Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s income tax liability by filing a refund claim with the United States Internal Revenue Service.

Foreign Currency Issues

If dividends are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. We have never paid cash dividends on our share capital and do not intend to do so for the foreseeable future.

Documents on Display

Documents referred to in this Annual Report may be inspected at our principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

At December 31, 2007, we had $347.3 million in cash and cash equivalents and $2.3 million in marketable equity securities. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately $224,000.

Borrowings against lines of credit are at variable interest rates. We had $4,000 outstanding against our lines of credit at December 31, 2007. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2007, we had $950.0 million in long-term debt, of which $500.0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately $1.8 million, based on the period-end interest rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2007 and 2006 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase financial instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At December 31, 2007 and 2006, we held contracts which effectively fix the exchange rate at which intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. We have determined that no ineffectiveness exists related to these derivatives.

We have entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007 and 2006, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and had fair market values at December 31, 2007 and 2006 of approximately $5.1 million and $2.8 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition in 2007 and 2006, we had forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for Canadian dollars 5.0 million which matured in February 2008 and had a fair market value of $788,000 at December 31, 2007 included in other liabilities. Additionally the Company held a contract for Japanese yen 160.0 million which matures in March 2008 and had a fair market value of $63,000 at December 31, 2007 which is included in prepaid and other assets at December 31, 2007.

At December 31, 2006, we held a contract for Canadian dollars 8.0 million which matured in February 2007 and had a fair market value of $126,000 at December 31, 2006. Additionally, we held a contract for Japanese yen 200.0 million which matured in April 2007 and had a fair market value of $190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

In the ordinary course of business, we purchase foreign currency exchange options to manage potential losses from foreign currency exposures. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize financial instruments for trading or other speculative purposes. The fair market values of these options were not significant at December 31, 2007 and 2006. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Item 12.    Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2007, our internal control over financial reporting is effective. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Digene, which is included in the 2007 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 57% of total assets as of December 31, 2007 and 15% of revenues for the year then ended. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2007, has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Supervisory Board has designated Dr. Werner Brandt as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Brandt is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B.    Code of Ethics

QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C.    Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2007 Annual General Meeting of Shareholders held on June 20, 2007, our shareholders appointed Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2007. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young AG and affiliates for 2007, and Ernst & Young LLP and affiliates for 2006, for providing audit and other professional services in each of the last two fiscal years:

	2007	2006
Audit fees	$2,576,000	$1,672,000
Audit related fees	773,000	349,000
Tax fees	88,000	196,000
All other fees	14,000	368,000

Total	$3,451,000	$2,585,000

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes Oxley Act of 2002.

Item 16D.    Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-48 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

*1.1	Articles of Association as confirmed by notorial deed as of October 11, 2007 (English translation)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (7)

*2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

*4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC

*4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation

4.5	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corporation, dated as of June 3, 2007 (Filed as Exhibit 2.1) (6).

4.6	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.7	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

4.8	QIAGEN N.V. Amended and Restated Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Omnibus Plan (Filed as Exhibit 99.2) (2)

4.10	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

4.11	Digene Corporation Amended and Restated Equity Incentive Plan (Filed as Exhibit 99.1) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Form F-4 (File No. 333-143791) of QIAGEN N.V. filed with the Securities and Exchange Commission on June 15, 2007.
(7)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 20, 2008
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2007, and the related consolidated statement of income, shareholders’ equity and comprehensive income and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2007 listed in the Index at Item 19(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for uncertainties in income taxes in 2007 upon adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 12, 2008

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the report of management on Internal Control Over Financial Reporting included in Item 15, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Digene Corporation, which is included in the 2007 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 57% of total assets as of December 31, 2007 and 15% of revenues for the year then ended. Our audit of internal control over financial reporting of QIAGEN N.V. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Digene Corporation.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2007, and the related consolidated statement of income, shareholders’ equity and comprehensive income and cash flows for the year then ended of QIAGEN N.V. and Subsidiaries and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 12, 2008

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006 and 2005. Our audits also included the financial statement schedule listed in the Index at Item 19(A) for each of the two years in the period ended December 31, 2006. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2006 and the consolidated results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the information in the related financial statement schedule for each of the two years in the period ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 15 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for share-based compensation in 2006 upon adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

/s/ Ernst & Young LLP

March 30, 2007

McLean, Virginia

F-3

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
	2007	2006
Assets
Current Assets:
Cash and cash equivalents	$347,320,000	$430,357,000
Marketable securities	2,313,000	52,782,000
Accounts receivable, net of allowance for doubtful accounts of $3.3 million and $2.6 million in 2007 and 2006, respectively	136,707,000	80,429,000
Notes receivable	5,139,000	4,247,000
Income taxes receivable	10,696,000	2,901,000
Inventories, net	88,346,000	64,085,000
Prepaid expenses and other	33,693,000	29,763,000
Deferred income taxes	23,732,000	18,627,000

Total current assets	647,946,000	683,191,000

Long-Term Assets:
Property, plant and equipment, net	283,491,000	221,277,000
Goodwill	1,107,882,000	160,141,000
Intangible assets, net of accumulated amortization of $65.1 million and $25.9 million in 2007 and 2006, respectively	639,107,000	118,492,000
Deferred income taxes	72,128,000	2,409,000
Other assets	24,620,000	26,502,000

Total long-term assets	2,127,228,000	528,821,000

Total assets	$2,775,174,000	$1,212,012,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
	2007	2006
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$40,379,000	$23,806,000
Accrued and other liabilities (of which $6.4 million due to related parties in 2007 and 2006, see Note 18)	104,220,000	66,197,000
Income taxes payable	13,456,000	13,746,000
Line of credit	4,000	—
Current portion of long-term debt	—	6,599,000
Current portion of capital lease obligations	2,769,000	823,000
Deferred income taxes	4,903,000	5,360,000

Total current liabilities	165,731,000	116,531,000

Long-Term Liabilities:
Long-term debt, net of current portion (of which $450.0 million in 2007 and 2006 due to related parties, see Note 18)	950,000,000	489,592,000
Capital lease obligations, net of current portion	33,017,000	12,009,000
Deferred income taxes	225,893,000	21,705,000
Other	8,405,000	6,010,000

Total long-term liabilities	1,217,315,000	529,316,000

Minority interest	553,000	—

Commitments and Contingencies (Note 16)

Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—195,335,076 and 150,167,540 shares at December 31, 2007 and 2006, respectively	2,175,000	1,535,000
Additional paid-in capital	925,597,000	178,656,000
Retained earnings	388,779,000	344,739,000
Accumulated other comprehensive income	75,024,000	41,235,000

Total shareholders’ equity	1,391,575,000	566,165,000

Total liabilities and shareholders’ equity	$2,775,174,000	$1,212,012,000

The accompanying notes are an integral part of these consolidated financial statements.

F-5

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2007	2006	2005
Net sales	$649,774,000	$465,778,000	$398,395,000
Cost of sales	189,773,000	139,122,000	122,755,000
Cost of sales—acquisition related	2,839,000	2,046,000	439,000
Cost of sales—acquisition related intangible amortization	23,615,000	6,135,000	3,319,000

Gross profit	433,547,000	318,475,000	271,882,000

Operating Expenses:
Research and development	64,935,000	41,560,000	35,780,000
Sales and marketing	164,690,000	115,942,000	94,312,000
General and administrative	71,932,000	48,574,000	40,123,000
Purchased in-process research and development	25,900,000	2,200,000	3,239,000
Acquisition, integration and related costs	14,708,000	6,061,000	3,213,000
Acquisition related intangible amortization	7,711,000	2,085,000	378,000
Relocation, restructuring and related costs	538,000	1,452,000	—

Total operating expenses	350,414,000	217,874,000	177,045,000

Income from operations	83,133,000	100,601,000	94,837,000

Other Income (Expense):
Interest income	19,509,000	16,359,000	7,552,000
Interest expense	(31,455,000)	(11,918,000)	(5,940,000)
Other income, net	4,539,000	1,026,000	815,000

Total other (expense) income	(7,407,000)	5,467,000	2,427,000

Income before provision for income taxes and minority interest	75,726,000	106,068,000	97,264,000
Provision for income taxes	25,555,000	35,529,000	35,039,000
Minority interest	49,000	—	—

Net income	$50,122,000	$70,539,000	$62,225,000

Basic net income per Common Share	$0.30	$0.47	$0.42

Diluted net income per Common Share	$0.28	$0.46	$0.41

Shares used in computing basic net income per Common Share	168,457,000	149,504,000	147,837,000

Shares used in computing diluted net income per Common Share	175,959,000	153,517,000	150,172,000

The accompanying notes are an integral part of these consolidated financial statements.

F-6

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2004	147,020,207	$1,495,000	$146,231,000	$211,975,000	$40,675,000	$400,376,000

Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on hedging contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)

Comprehensive income	—	—	—	—	—	38,498,000
Common stock issuances under employee stock plan	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit of employee stock plan	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000

BALANCE AT DECEMBER 31, 2005	148,455,864	1,513,000	157,796,000	274,200,000	16,948,000	450,457,000

Net income	—	—	—	70,539,000	—	70,539,000
Unrealized loss, net on hedging contracts	—	—	—	—	(539,000)	(539,000)
Realized loss, net on hedging contracts	—	—	—	—	2,122,000	2,122,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,565,000)	(1,565,000)
Translation adjustment	—	—	—	—	24,473,000	24,473,000

Comprehensive income	—	—	—	—	—	95,030,000
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204,000)	(204,000)
Stock issued for acquisition	125,000	2,000	1,846,000	—	—	1,848,000
Common stock issuances under employee stock plan	1,586,676	20,000	10,986,000	—	—	11,006,000
Tax benefit of employee stock plan	—	—	7,385,000	—	—	7,385,000
Share-based compensation	—	—	326,000	—	—	326,000
Proceeds from subscription receivable	—	—	317,000	—	—	317,000

BALANCE AT DECEMBER 31, 2006	150,167,540	1,535,000	178,656,000	344,739,000	41,235,000	566,165,000

Net income	—	—	—	50,122,000	—	50,122,000
Unrealized gain, net on hedging contracts	—	—	—	—	903,000	903,000
Realized loss, net on hedging contracts	—	—	—	—	611,000	611,000
Unrealized loss, net on marketable securities	—	—	—	—	(504,000)	(504,000)
Realized gain, net on marketable securities	—	—	—	—	(1,000)	(1,000)
Unrealized gain, net on pension	—	—	—	—	47,000	47,000
Translation adjustment	—	—	—	—	32,733,000	32,733,000

Comprehensive income	—	—	—	—	—	83,911,000
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082,000)	—	(6,082,000)
Stock issued for the acquisition of eGene Inc.	870,444	12,000	15,598,000	—	—	15,610,000
Stock issued for the acquisition of Digene Corporation.	39,618,164	563,000	635,388,000	—	—	635,951,000
Equity awards issued in connection with the Digene acquisition	—	—	33,212,000	—	—	33,212,000
Common stock issuances under employee stock plans	4,678,928	65,000	42,217,000	—	—	42,282,000
Tax benefit of employee stock plans	—	—	9,944,000	—	—	9,944,000
Share-based compensation	—	—	8,982,000	—	—	8,982,000
Proceeds from subscription receivables	—	—	1,600,000	—	—	1,600,000

BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175,000	$925,597,000	$388,779,000	$75,024,000	$1,391,575,000

The accompanying notes are an integral part of these consolidated financial statements.

F-7

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Cash Flows From Operating Activities:
Net income	$50,122,000	$70,539,000	$62,225,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	31,257,000	21,818,000	21,258,000
Acquisition related items:
Amortization of purchased intangible assets	31,326,000	8,220,000	3,697,000
Purchased in-process research and development	25,900,000	2,200,000	3,239,000
Non-cash acquisition and restructure costs	2,839,000	4,745,000	2,114,000
Share-based compensation:
Share-based compensation expense	8,982,000	326,000	—
Tax effect from share-based compensation	(9,944,000)	(7,385,000)	3,169,000
Provision for losses on accounts receivable	1,807,000	378,000	54,000
Deferred income taxes	(1,654,000)	5,210,000	(2,202,000)
Other	2,000	511,000	1,436,000
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(572,000)	346,000	(33,000)
Accounts receivable	(20,806,000)	(3,621,000)	(131,000)
Income taxes receivable	(7,598,000)	(5,385,000)	1,897,000
Inventories	(8,738,000)	(4,202,000)	3,764,000
Prepaid expenses and other	(4,604,000)	1,238,000	(9,778,000)
Other assets	(887,000)	(1,662,000)	934,000
Increase (decrease) in:
Accounts payable	956,000	2,720,000	(4,711,000)
Accrued and other liabilities	(23,539,000)	1,523,000	422,000
Income taxes payable	7,534,000	525,000	5,592,000
Other	2,428,000	3,435,000	(1,709,000)

Net cash provided by operating activities	84,811,000	101,479,000	91,237,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(34,492,000)	(28,995,000)	(13,728,000)
Proceeds from sale of equipment	715,000	1,256,000	1,738,000
Purchases of intangible assets	(24,122,000)	(6,358,000)	(15,276,000)
Purchases of investments	(747,000)	—	(4,981,000)
Collections of note receivable in connection with disposed synthetic DNA business unit	5,106,000	652,000	757,000
Purchases of marketable securities	(45,444,000)	(56,606,000)	(40,445,000)
Sales of marketable securities	299,005,000	20,000,000	55,430,000
Investment in unconsolidated subsidiary	—	(42,000)	—
Cash paid for acquisitions, net of cash acquired	(859,692,000)	(95,379,000)	(81,996,000)

Net cash used in investing activities	(659,671,000)	(165,472,000)	(98,501,000)

The accompanying notes are an integral part of these consolidated financial statements.

F-8

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2007	2006	2005
Cash Flows From Financing Activities:
Proceeds from debt	780,018,000	295,022,000	6,299,000
Repayment of debt	(337,811,000)	(9,825,000)	(10,705,000)
Principal payments on capital leases	(1,979,000)	(745,000)	(1,053,000)
Proceeds from subscription receivables	1,600,000	317,000	455,000
Excess tax benefits from share based compensation	9,944,000	7,385,000	—
Issuance of Common Shares under employee stock plans	42,282,000	11,006,000	7,959,000

Net cash provided by financing activities	494,054,000	303,160,000	2,955,000

Effect of exchange rate changes on cash and cash equivalents	(2,231,000)	(510,000)	(366,000)
Net increase (decrease) in cash and cash equivalents	(83,037,000)	238,657,000	(4,675,000)
Cash and cash equivalents, beginning of year	430,357,000	191,700,000	196,375,000

Cash and cash equivalents, end of year	$347,320,000	$430,357,000	$191,700,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$30,531,000	$24,289,000	$5,238,000
Cash paid for income taxes	$14,234,000	$36,384,000	$21,582,000
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$59,000	$175,000	$—
Issuance of common stock in connection with acquisitions	$651,561,000	$1,847,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

F-9

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.	Description of Business

QIAGEN N.V., a Netherlands holding company, and subsidiaries (the Company) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

During 2007, the Company acquired eGene Inc. and Digene Corporation. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and include the accounts of the Company and its wholly owned subsidiaries other than those that are considered variable interest entities for which the Company is not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company buys materials for products from many suppliers, and is not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, the Company may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, the Company’s customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which the Company’s products are used could have a significant effect on the demand for our products.

F-10

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 14, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Cash and Cash Equivalents, Marketable Securities and Investments

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Marketable Securities and Investments:    The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All such investments are classified “available for sale” and stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

The Company also has investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Marketable securities and investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

Temporary declines in value of investments classified as available-for-sale are recorded as an unrealized loss and netted with unrealized gains and reported as a separate component of shareholders’ equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in the consolidated statements of income. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2007, 2006 and 2005, write-offs of accounts receivable totaled

F-11

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$1.1 million, $333,000 and $620,000 while provisions for doubtful accounts which were charged to expense totaled $1.8 million, $378,000 and $54,000, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2007 and 2006:

Raw materials	$26,855,000	$22,376,000
Work in process	35,894,000	23,229,000
Finished goods	25,597,000	18,480,000

Total inventories	$88,346,000	$64,085,000

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangible assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) requires purchased intangible assets other than goodwill to be amortized over their estimated useful lives unless these lives are determined to be indefinite. In accordance with SFAS No. 142, intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142, goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company has elected to perform its annual test for indications of impairment as of October 1st of each year. For the years ended December 31, 2007, 2006 and 2005, goodwill has not been impaired.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

Revenue Recognition

The Company’s revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services and technology. The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Consumable Products:    Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms, and when all of the criteria of SAB 104 are achieved. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation:    Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes service revenues on a completed contract basis.

Other:    Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials. Purchased in-process research and development is expensed if technological feasibility has not been demonstrated and there is no alternative use for the in-process technology.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2007, 2006 and 2005, shipping and handling costs totaled $17.1 million, $8.8 million and $8.5 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred according to Statement of Position 93-7, “Reporting on Advertising Costs.” Advertising costs for the years ended December 31, 2007, 2006 and 2005 were $5.0 million, $2.6 million and $1.9 million, respectively.

Acquisition and Integration Costs

The Company incurs indirect acquisition and integration costs in connection with its purchase business combinations. These costs represent incremental costs that the Company believes would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs related to employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. These costs are expensed as incurred.

Warranty

The Company warrants its products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded at the time product revenue is recognized. The Company’s product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

BALANCE AT DECEMBER 31, 2005	$1,332,000
Provision charged to income	1,071,000
Usage	(823,000)
Adjustments to previously provided warranties, net	(223,000)
Currency translation	56,000

BALANCE AT DECEMBER 31, 2006	1,413,000
Provision charged to income	1,078,000
Usage	(775,000)
Adjustments to previously provided warranties, net	(155,000)
Currency translation	60,000

BALANCE AT DECEMBER 31, 2007	$1,621,000

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company adopted this provision beginning January 1, 2007. The net impact due to the adoption of FIN 48 was a $6.1 million decrease to retained earnings.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar and subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2007, 2006 and 2005 was $2.0 million, ($660,000), and ($157,000), respectively, and is included in other income (expense), net.

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments. The purpose of the derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the value of anticipated transactions, the fair value of the forward contracts also changes, offsetting foreign currency rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (Opinion 25), and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)) and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted prior to but were not vested as of January 1, 2006, based on the estimated grant date fair value. Compensation cost for all share-based payments granted subsequent to January 1, 2006 are recorded based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

Stock Options:    The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model in accordance with SFAS No. 123(R) and SAB 107. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the years ended December 31, 2007 and 2006, the estimated forfeiture rate was 5% and 9%, respectively.

Restricted Stock Units:    Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. Pre-vesting forfeitures were estimated to be approximately 5.1%.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Amounts reported in prior years as acquisition related intangible amortization within operating expenses are now included as a separate component of cost of sales.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Authoritative Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one year for non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has not yet determined the effect, if any, of this standard on the future consolidated financial statements.

In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.

In June 2007 the FASB ratified EITF No. 07-3, or EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on the consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date. The Company is still assessing the impact of this standard on the future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective for the Company beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts and disclosures of this standard.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for the Company beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impacts and disclosures of this standard.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per Common Share:

	Years ended December 31,
	2007	2006	2005
Weighted average number of Common Shares used to compute basic net income per Common Share	168,457,000	149,504,000	147,837,000
Dilutive effect of stock options and restrictive stock units	3,716,000	2,635,000	2,269,000
Dilutive effect of outstanding warrant shares used to compute diluted net income per Common Share	3,786,000	1,378,000	66,000

	175,959,000	153,517,000	150,172,000

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,207,000	3,309,000	5,235,000

Outstanding warrants having no dilutive effect, not included in above calculation	23,166,000	22,071,000	11,796,000

4.	Acquisitions

On July 9, 2007, the Company completed the acquisition of eGene, Inc. pursuant to which eGene, Inc. (eGene) became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received $0.65 in cash and 0.0416 Common Shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately $30.3 million, consisting of approximately $14.6 million in cash, including direct acquisition costs of approximately $599,000 and net of $202,000 cash acquired, and 873,911 QIAGEN Common Shares valued at $15.7 million. As of December 31, 2007, 3,467 shares of the purchase price, valued at approximately $62,000, were remaining to be issued.

On June 3, 2007, the Company and Digene Corporation announced a merger agreement, under which QIAGEN would acquire Digene Corporation (Digene) in a transaction consisting of 55% cash and 45% QIAGEN Common Shares and would combine the Company’s leading portfolio of sample and assay technologies,

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including a broad panel of molecular diagnostic tests, with Digene’s leadership in human Papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. In July 2007, the Company successfully completed its exchange offer and, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

Net of $17.5 million in cash acquired, the aggregate purchase consideration amounted to approximately $1.5 billion and consisted of approximately $856.0 million in cash, including direct acquisition costs of approximately $19.4 million, 39.6 million QIAGEN Common Shares valued at $636.0 million and 5.0 million of exchanged equity awards valued at $33.2 million. The estimated fair value of Common Shares was determined using an average price of $16.05 per share, which was determined by averaging the closing price of our common stock from two trading days before to two trading days after the announcement date in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0.73 to 1.46 years, risk-free interest rate ranging from 4.67% to 4.75%, expected volatility ranging from 26.5% to 26.9% and no dividend yield. The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of deferred tax assets acquired with the acquisition of Digene and the determinations of the final accrual amounts for the restructuring in connection with the acquisition of Digene.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007 Acquisitions

The allocation of the purchase price and estimated transaction costs as of December 31, 2007 is preliminary and based on information that was available to management at the time the financial statements were prepared. The preliminary allocation is as follows:

	eGene Acquisition	Digene Acquisition	Total
Purchase Price:
Stock issued or to be issued	$15,672,000	$635,951,000	$651,623,000
Cash, including direct costs	14,812,000	856,033,000	870,845,000
Exchanged equity awards	—	33,211,000	33,211,000
Cash acquired	(202,000)	(17,534,000)	(17,736,000)

	$30,282,000	$1,507,661,000	$1,537,943,000

Preliminary Allocation:
Working capital	$(2,973,000)	$198,777,000	$195,804,000
Fixed and other long-term assets	234,000	40,341,000	40,575,000
Acquired intangible assets	13,100,000	504,000,000	517,100,000
Goodwill	24,306,000	925,730,000	950,036,000
Purchased in-process research and development expense	900,000	25,000,000	25,900,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(4,569,000)	(155,480,000)	(160,049,000)
Liabilities assumed	(716,000)	(30,707,000)	(31,423,000)

	$30,282,000	$1,507,661,000	$1,537,943,000

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2007 are as follows:

	eGene Acquisition	Digene Acquisition	Total
Customer relationships	$700,000	$93,000,000	$93,700,000
Product technology and know how	12,400,000	252,000,000	264,400,000
Patented technology	—	138,000,000	138,000,000
Tradename	—	21,000,000	21,000,000

	$13,100,000	$504,000,000	$517,100,000

The weighted-average amortization periods for the customer relationships, product technology and know-how, patented technology and tradename acquired in 2007 are 12 years, 10 years, 12 years and 12 years, respectively. The weighted-average amortization period for all intangible assets acquired in 2007 is 11 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Purchased In-process Research and Development

Purchased in-process research and development expense represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

development activities or otherwise. In accordance with FASB SFAS No. 2, “Accounting for Research and Development Costs,” as interpreted by FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” amounts assigned to purchased in-process research and development meeting these criteria must be charged to expense at the date of consummation of the purchase business combination. In 2007, a charge of $25.9 million was recorded for purchased in-process research and development in connection with the business combinations, based on preliminary allocations of the purchase prices.

The $25.0 million purchased in-process research and development in connection with the acquisition of Digene, represents the estimated fair value of Digene’s incomplete research and development programs that had not yet reached technological feasibility and had no alternative future uses as of the acquisition date and, therefore, the amount was expensed upon acquisition.

While the in-process research and development programs were expected to represent new differentiating technologies, the revenues forecasted for these projects were a minor component of the overall projected revenues. A summary of these in-process research and development programs as of the acquisition date is as follows:

•	Genotyping Tests—an in vitro nucleic acid target amplification assay to specifically identify high-risk HPV types. The project was approximately 70% complete at the valuation date.

•	Asuragen CF—involves the development and marketing of cystic fibrosis (CF) screening products. The project was approximately 50% complete at the valuation date.

•

Fast HPV—a low-cost product that is designed to meet the needs of the developing world and run in low resource settings without main electricity and in temperature extremes. The project was approximately 70% complete at the valuation date.

•	Genotyping LMX—an in vitro nucleic acid target amplification assay for multiplex detection. The project was approximately 45% complete at the valuation date.

The estimated fair values of the projects were determined using the income approach, which discounts expected future cash flows to present value. We estimated the fair value of the purchased in-process research and development using a present value discount rate of 15%, which is based on the estimated return requirements for the projects and includes a premium over the Company’s weighted average cost of capital due to the inherent uncertainties associated with the incomplete programs. The rate is consistent with Digene’s internal rates for similar research and development projects, and we believe represents the rate market participants would use to value the purchased in-process research and development. The projected cash flows were estimated by forecasting total revenues expected from these products and deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of the net return on the in-process technology. These net returns were reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties in achieving commercial readiness. We believe the assumptions used in valuing in-process research and development are reasonable, but they are inherently uncertain.

Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2007 and 2006, pro forma net sales would have been $760.3 million and $643.4 million, pro forma net income would have been $68.9 million and $55.1 million, pro forma basic net income per Common Share would have been $0.41 and $0.37, and pro forma

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

diluted net income per Common Share would have been $0.39 and $0.36, respectively. The 2007 pro forma data excludes a $25.9 million charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

2006 Acquisitions

During 2006, the Company completed seven acquisitions which individually were not significant to the overall consolidated financial statements. The aggregate purchase price of these 2006 acquisitions, net of cash acquired was $88.3 million, including the issuance of 125,000 shares of QIAGEN common stock valued at $1.8 million.

Pursuant to the purchase agreements, the Company could be required to make additional contingent cash payments of which $3.9 million and $2.9 million were earned as of December 31, 2007 and 2006, respectively, and recorded as an increase to goodwill.

The acquisitions completed in 2006 include the following:

•

In the fourth quarter of 2006, the Company completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary polymerase chain reaction (PCR)-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with the Company’s portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. The Company also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, the Company completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expanded the Company’s position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expanded the Company’s direct presence in one of the most dynamic regions of the Company’s global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, the Company completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer and supplier of PCR-based molecular diagnostic kits in China. The acquisition supported the Company’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The Company also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Using the results of independent and internally prepared appraisals, the purchase prices for the 2006 acquisitions have been allocated as follows:

2006 Acquisitions
Purchase Price:
Cash, including direct costs	$90,454,000
Stock issued	1,847,000
Cash acquired	(4,017,000)

$88,284,000

Allocation:
Working Capital	$6,256,000
Fixed and other long-term assets	5,580,000
Acquired intangible assets	41,012,000
Goodwill	48,324,000
Purchased in-process research and development expense	2,200,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(11,855,000)
Liabilities assumed	(3,233,000)

$88,284,000

Acquired intangible assets for 2006 acquisitions are as follows:

2006 Acquisitions
Customer relationships	$10,887,000
Product technology	26,600,000
Tradename/license	2,000,000
Non-compete	1,525,000

$41,012,000

Of the 2006 transaction costs, approximately $300,000 was accrued at December 31, 2006. Of the goodwill acquired in 2006, approximately $818,000 is expected to be tax deductible. The weighted average amortization periods for intangible assets acquired in 2006 are: 12 years for customer relationships; 11 years for product technology; nine years for trade name and license; and four years for non-compete agreements.

2005 Acquisitions

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms. The purchase price, including direct acquisition costs and adjusted as per the terms of the share purchase agreement, paid by the Company was approximately EUR 26.4 million (approximately $32.6 million at May 31, 2005) in cash. A total of EUR 9.3 million (approximately $11.5 million at May 31, 2005), of which EUR 2.7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. During 2006, EUR 7.65 million of the escrow amount was released with EUR 6.3 million (approximately $7.6 million) recorded as additional purchase price resulting in an increase to goodwill.

During 2005, the Company completed five other acquisitions which were not individually significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions, net of cash acquired was $42.5 million. In 2006, pursuant to the acquisition agreements, an additional $1.6 million was paid and recorded as additional purchase price resulting in an increase to goodwill. The 2005 acquisitions included the following:

•

At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition added to our core strategic focus, represented an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and added a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification.

•

During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and marketed of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•

During the second quarter of 2005, we acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the purchase price allocation for 2005 acquisitions, as revised in 2006 for finalization of the purchase price allocation, are as follows:

	2005 Artus Acquisition	2005 Other Acquisitions	Total
Purchase Price:
Cash, including direct costs	$32,625,000	$43,038,000	$75,663,000
Cash acquired	(1,334,000)	(514,000)	(1,848,000)

	$31,291,000	$42,524,000	$73,815,000

Allocation:
Working Capital	$4,097,000	$(987,000)	$3,110,000
Fixed and other long-term assets	322,000	4,239,000	4,561,000
Acquired intangible assets	24,500,000	21,197,000	45,697,000
Goodwill	23,801,000	18,989,000	42,790,000
Purchased in-process research and development expense	700,000	2,525,000	3,225,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,800,000)	(3,403,000)	(9,203,000)
Liabilities assumed	(16,329,000)	(36,000)	(16,365,000)

	$31,291,0000	$42,524,000	$73,815,000

Acquired intangible assets for 2005 acquisitions are as follows:

	2005 Artus Acquisition	2005 Other Acquisitions	Total
Customer relationships	$3,400,000	$4,899,000	$8,299,000
Product technology	11,100,000	16,173,000	27,273,000
Trade name/license	10,000,000	125,000	10,125,000

	$24,500,000	$21,197,000	$45,697,000

Of the goodwill acquired in 2005, approximately $12.6 million is expected to be tax deductible. The weighted average amortization periods for intangible assets acquired in 2005 are: 14 years for customer relationships; 10 years for product technology; and 10 years for trade name and license.

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities related to the 2007 acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying consolidated balance sheet.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the acquisition accrual for the 2007 acquisitions are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
Amounts accrued	$2,445,000	$1,561,000	$1,011,000	$5,017,000
Amounts paid in cash or settled	(135,000)	—	(859,000)	(994,000)

ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310,000	$1,561,000	$152,000	$4,023,000

The changes in accrued acquisition expenses for acquisitions completed during 2006 are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2006	$773,000	$1,967,000	$538,000	$3,278,000
Amounts accrued	221,000	129,000	709,000	1,059,000
Amounts paid in cash or settled	(994,000)	(2,096,000)	(1,177,000)	(4,267,000)

ACCRUAL BALANCE AT DECEMBER 31, 2007	$—	$—	$70,000	$70,000

5.	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, forward contracts, pension liabilities and available-for-sale marketable securities. The following table is a summary of the components of accumulated other comprehensive income:

	2007	2006
Net unrealized gain on marketable securities	$899,000	$1,404,000
Net unrealized gain (loss) on forward contracts, net of tax of $512,000 and $175,000 in 2007 and 2006, respectively	1,225,000	(289,000)
Net unrealized loss on pension, net of tax of $67,000 and $129,000 in 2007 and 2006, respectively	(157,000)	(204,000)
Foreign currency translation adjustments	73,057,000	40,324,000

Accumulated other comprehensive income	$75,024,000	$41,235,000

In September of 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132(R). SFAS No. 158 makes numerous changes related to the accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all post-retirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes,

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as a component of shareholders’ equity. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and a net increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

6.	Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is recorded in accumulated other comprehensive income, a component of shareholders’ equity. At December 31, 2007 and 2006, the Company held contracts which effectively fix the exchange rate at which intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

During 2004, the Company entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007 and 2006, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and had fair market values at December 31, 2007 and 2006 of approximately $5.1 million and $2.8 million, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition in 2007 and 2006, the Company had forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for Canadian dollars 5.0 million which matures in February 2008 and had a fair market value of $788,000 at December 31, 2007 included in other liabilities. Additionally the Company held a contract for Japanese yen 160.0 million which matures in March 2008 and had a fair market value of $63,000 at December 31, 2007 which is included in prepaid and other assets at December 31, 2007.

At December 31, 2006, the Company held a contract for Canadian dollars 8.0 million which matured in February 2007 and had a fair market value of $126,000 at December 31, 2006. Additionally the Company held a contract for Japanese yen 200.0 million which matured in April 2007 and had a fair market value of $190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The fair market values of these options totaled approximately EUR 1.0 million ($1.5 million) at December 31, 2007 and were not significant at December 31, 2006. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net. The 2007 options expired in January 2008 and a loss of EUR 981,000 (or approximately $1.4 million) was realized.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Marketable Securities

At December 31, 2007, the Company had investments in marketable securities consisting of an investment in Coley Pharmaceutical Group, Inc (CPG). At December 31, 2007 and 2006, the Company held 289,096 shares in CPG with a fair market value of $2.3 million and $2.8 million, respectively and a cost of $1.4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for $8 per share. Upon the exchange in January 2008, the Company received $2.3 million in cash and recognized a gain of approximately $800,000.

At December 31, 2006, the Company had investments in marketable securities consisting of floating rate and fixed rate debt instruments which had a fair market value and cost of approximately EUR 40.0 million ($52.8 million at December 31, 2006). These securities are classified as current assets in the accompanying consolidated balance sheets since the Company could sell the securities at its discretion on the auction day without penalty or loss of principal.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
2006 Maturities due:
Within one year	$14,998,000	$38,000	$(5,000)	$15,031,000
One to three years	37,756,000	54,000	(59,000)	37,751,000

	$52,754,000	$92,000	$(64,000)	$52,782,000

For the years ended December 31, 2007, 2006 and 2005, proceeds from sales of available-for-sale securities totaled $299.0 million, $20.0 million and $55.4 million, respectively, and, calculated on the specific identification method, in 2005 there were realized losses of $507,000. There were no realized gains or losses during 2007 and 2006.

8.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2007 and 2006:

	2007	2006
Prepaid expenses and prepayments	$18,555,000	$16,360,000
Escrow Funds	—	1,500,000
Value Added Tax	4,980,000	1,073,000
Other	10,158,000	10,830,000

	$33,693,000	$29,763,000

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2007 and 2006:

	Estimated useful life (in years)	2007	2006
Land	—	$13,793,000	$12,896,000
Buildings and improvements	3-40	225,804,000	173,169,000
Machinery and equipment	2-10	111,930,000	83,146,000
Computer software	1-5	37,724,000	28,685,000
Furniture and office equipment	2-10	52,877,000	40,969,000
Construction in progress	—	7,842,000	14,062,000

		449,970,000	352,927,000
Less: Accumulated depreciation and amortization		(166,479,000)	(131,650,000)

Property, plant and equipment, net		$283,491,000	$221,277,000

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2007 and 2006, respectively. For the years ended December 31, 2007, 2006 and 2005 depreciation and amortization expense totaled $26.1 million, $19.7 million and $19.0 million, respectively. Repairs and maintenance expense was $7.4 million, $4.5 million and $4.0 million in fiscal years 2007, 2006 and 2005, respectively.

Construction on a new logistics facility in Germany began in August 2006 and was completed in 2007. The new facility cost approximately EUR 9.0 million (approximately $13.1 million) and of the amount incurred, approximately EUR 117,000 (approximately $170,000) represents capitalized interest.

10.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments, which are included in other assets, as of December 31, 2007 and 2006 is as follows:

Company	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2007	2006	2007	2006	2005
PreAnalytiX GmbH	50.00%	$4,555,000	$2,623,000	$1,318,000	$1,009,000	$(1,079,000)
QBM Cell Science	19.50%	$504,000	$546,000	$(42,000)	$(28,000)	$3,000
QIAGEN Finance	100.00%	$277,000	$169,000	$86,000	$66,000	$(73,000)
QIAGEN Euro Finance	100.00%	$476,000	$248,000	$250,000	$204,000	$—
Dx Assays Pte Ltd	33.30%	$747,000	$—	$—	$—	$—

Company	Ownership Percentage	Cost Investment at December 31,
		2007	2006
Operon Biotechnologies, Inc.	16.00%	$4,000,000	$4,000,000

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For PreAnalytiX, total assets amounted to $12.3 million and $7.5 million as of December 31, 2007 and 2006, respectively. The shareholders’ equity for PreAnalytiX amounted to $11.0 million as of December 31, 2007 and $7.0 million as of December 31, 2006. PreAnalytiX revenues totaled $7.8 million in both 2007 and 2006. PreAnalytiX net income was $3.3 million and $3.2 million in 2007 and 2006, respectively.

As of December 31, 2007 and 2006, total assets of QBM Cell Science totaled $383,000, and $576,000, respectively, and shareholders’ equity amounted to $317,000 and $578,000, respectively. In 2007, QBM Cell Science recorded revenues of $303,000 and a net loss of $396,000. In 2006, revenues of $523,000 and a net loss of $37,000 were recorded.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. The center is expected to be fully operational by early 2008.

The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

In December 2003, the FASB issued a revised Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities,” replacing the original interpretation issued in January 2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority voting interest. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46R. Thus, the investment is accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the year ended December 31, 2007.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing convertible debt in 2004. During the first quarter of 2006, the Company established QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance) for the purpose of issuing additional convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue Common Shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46R, QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

11.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2007 and December 31, 2006:

	Weighted Average Life	2007		2006
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.20 years	$216,871,000	$(24,557,000)	$41,362,000	$(11,744,000)
Developed technology	10.47 years	345,213,000	(30,412,000)	78,814,000	(11,690,000)
Customer base, Trademarks and non-compete agreements	11.46 years	142,152,000	(10,160,000)	24,220,000	(2,470,000)

		$704,236,000	$(65,129,000)	$144,396,000	$(25,904,000)

Unamortized Intangible Assets:
Goodwill		$1,107,882,000		$160,141,000

Amortization expense on intangible assets totaled approximately $36.4 million, $10.3 million and $5.9 million, respectively, for the years ended December 31, 2007, 2006 and 2005. In connection with the acquisitions as more fully discussed in Note 4, $25.9 million and $2.2 million of purchase price was allocated to purchased in-process research and development and expensed during the years ended December 31, 2007 and 2006, respectively.

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2008	$64,874,000
2009	$64,424,000
2010	$63,944,000
2011	$63,416,000
2012	$62,486,000

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2007 and 2006, are as follows:

	Germany	North America	Asia	Other Countries	Total
BALANCE AT DECEMBER 31, 2005	$42,918,000	$23,702,000	$1,727,000	$25,567,000	$93,914,000
Goodwill acquired during the year	—	40,610,000	6,896,000	818,000	48,324,000
Earn-out and milestone payments	7,358,000	—	4,768,000	500,000	12,626,000
Purchase adjustments	—	(2,355,000)	—	—	(2,355,000)
Effect of foreign currency translation	5,228,000	2,000	298,000	2,104,000	7,632,000

BALANCE AT DECEMBER 31, 2006	55,504,000	61,959,000	13,689,000	28,989,000	160,141,000

Goodwill acquired during the year	—	950,036,000	—	—	950,036,000
Intersegment goodwill transfer	802,000	(802,000)			—
Earn-out and milestone payments	—	3,000,000	—	875,000	3,875,000
Purchase adjustments	(1,748,000)	(17,053,000)	193,000	—	(18,608,000)
Effect of foreign currency translation	5,930,000	1,199,000	962,000	4,347,000	12,438,000

BALANCE AT DECEMBER 31, 2007	$60,488,000	$998,339,000	$14,844,000	$34,211,000	$1,107,882,000

In 2007, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts. In 2006, purchase adjustments represent the final allocation of purchase price and changes in our estimates of lease accruals for cancelled lease space.

12.	Income Taxes

Income before income taxes for the years ended December 31, 2007, 2006 and 2005 consisted of:

	2007	2006	2005
Pretax income in The Netherlands	$38,396,000	$16,131,000	$6,474,000
Pretax income from foreign operations	37,330,000	89,937,000	90,790,000

	$75,726,000	$106,068,000	$97,264,000

The provisions for income taxes for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Current—The Netherlands	$3,590,000	$386,000	$700,000
—Foreign	18,880,000	21,143,000	31,552,000

	22,470,000	21,529,000	32,252,000

Deferred—The Netherlands	1,257,000	376,000	—
—Foreign	1,828,000	13,624,000	2,787,000

	3,085,000	14,000,000	2,787,000

Total provision for income taxes	$25,555,000	$35,529,000	$35,039,000

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Netherlands statutory income tax rate for the years ended December 31, 2007, 2006 and 2005 was 25.5%, 29.6% and 31.5%, respectively. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$19,310,000	25.5%	$31,396,000	29.6%	$30,638,000	31.5%
Earnings of subsidiaries taxed at different rates	4,894,000	6.5	5,011,000	4.7	5,508,000	5.7
Tax on non-deductible expenses and exempt income	(3,825,000)	(5.1)	(1,944,000)	(1.8)	(1,534,000)	(1.6)
Purchased In-Process Research & Development	9,803,000	12.9	825,000	0.8	—	—
Tax contingencies, net	(3,806,000)	(5.0)	51,000	—	482,000	0.5
Taxes due to changes in tax rates	(1,123,000)	(1.5)	199,000	0.2	(249,000)	(0.3)
Other items, net	(302,000)	0.4	(9,000)	0.2	(194,000)	0.2

Total provision for income taxes	$25,555,000	33.7%	$35,529,000	33.5%	$35,039,000	36.0%

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries with few exceptions are no longer subject to income tax examinations by tax authorities for years before 2004.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109.” FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company adopted this provision beginning January 1, 2007. Net impact due to the adoption of FIN 48 was a $6.1 million decrease to retained earnings.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
Balance at January 1, 2007	$12,567,000
Additions based on tax positions related to the current year	728,000
Additions for tax positions of prior years	4,724,000
Reductions for tax positions of prior years	(307,000)
Settlements with taxing authorities	(1,080,000)
Reductions due to lapse of statute of limitations	(8,271,000)
Increase due to acquisitions	1,250,000
Increase from currency translation	883,000

Balance at December 31, 2007	$10,494,000

At December 31, 2007 and January 1, 2007, the Company’s unrecognized tax benefits totaled approximately $10.5 and $12.6 million, respectively, of which $6.6 million in benefits, if recognized, would favorably affect the Company’s effective tax rate in any future period. It is possible that approximately $2.9 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At the date of adoption of FIN 48, the Company had $1.4 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. At December 31, 2007, the amount of accrued interest decreased to $853,000 with approximately $1.7 million of net interest income and $1.6 million of net interest expense recognized during 2007.

The Company has recorded net deferred tax liabilities of $134.9 million and $6.0 million at December 31, 2007 and 2006, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2007 and 2006 as follows:

	2007	2006
Current deferred tax asset	$23,732,000	$18,627,000
Current deferred tax liabilities	(4,903,000)	(5,360,000)
Non-current deferred tax asset	72,128,000	2,409,000
Non-current deferred tax liabilities	(225,893,000)	(21,705,000)

Net deferred tax liabilities	$(134,936,000)	$(6,029,000)

F-34

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax liability at December 31, 2007 and 2006 are as follows:

	2007		2006
	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$59,389,000	$—	$20,171,000	$—
Accrued and other liabilities	17,375,000	(418,000)	4,937,000	(1,708,000)
Inventories	7,434,000	(817,000)	5,427,000	(542,000)
Allowance for bad debts	795,000	(15,000)	625,000	(221,000)
Currency Revaluation	531,000	(2,384,000)	—	(4,894,000)
Depreciation and amortization	2,576,000	(7,778,000)	288,000	(9,950,000)
Tax credits and state income taxes	4,396,000	(994,000)	—	—
Unremitted profits and earnings	—	(1,055,000)	—	—
Capital leases	674,000	(378,000)	749,000	—
Intangibles	1,917,000	(204,189,000)	4,767,000	(15,145,000)
Equity Awards	2,418,000	—	—	—
Other	1,348,000	(1,356,000)	532,000	(373,000)
Valuation allowance	(14,405,000)	—	(10,692,000)	—

	$84,448,000	$(219,384,000)	$26,804,000	$(32,833,000)

Net deferred tax liabilities		$(134,936,000)		$(6,029,000)

As of December 31, 2006, the Company had net operating loss (NOL) carryforwards in The Netherlands totaling approximately $7.9 million which were utilized in 2007.

At December 31, 2007, the Company had $129.6 million and $142.7 million of U.S. federal and state NOL carryforwards, respectively. These amounts include $5.4 million related to deductions for equity awards. These NOL’s have, for the most part, been acquired in our recent acquisitions and a portion of these NOL’s are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2007 and 2006, the Company had other foreign carryforwards totaling approximately $39.6 million and $27.0 million, respectively. These NOL’s were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOL’s, approximately $19.7 million at December 31, 2007, expire in various years through 2020. The balance does not expire.

Deferred tax assets as of December 31, 2007 and 2006, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $14.4 million and $10.7 million, respectively, to a net amount that management believes is more likely than not to be realized. During 2007, the valuation allowance related to prior year deferred tax assets increased by approximately $2.9 million. At December 31, 2007, $13.8 million of the Company’s valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce goodwill of an acquired business. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2007, the Company had deferred income tax liabilities of approximately $1.1 million for taxes that would be payable on the unremitted earnings of certain of the group’s subsidiaries. It is not practical to determine the amount of income tax payable in the event we repatriated all undistributed foreign earnings.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

13.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2007 and 2006 consist of the following:

	2007	2006
Payroll and related accruals	$29,086,000	$16,376,000
Royalties	15,720,000	9,392,000
Professional and other fees	9,223,000	1,923,000
Deferred revenue	8,934,000	6,432,000
Accrued interest on long-term debt	6,560,000	6,467,000
Acquisition and related costs	4,093,000	6,163,000
Accrued change in control payments related to acquisition	6,741,000	—
Other	23,863,000	19,444,000

Total accrued liabilities	$104,220,000	$66,197,000

14.	Lines of Credit and Debt

The Company has seven separate lines of credit amounting to $165.3 million with variable interest rates, $4,000 of which was utilized at December 31, 2007. There were no short-term borrowings outstanding at December 31, 2007 and 2006.

At December 31, 2007, long-term debt totaled approximately $950.0 million, none of which is current. Long-term debt consists of the following:

	2007	2006
$500 million note payable bearing interest at LIBOR plus 0.07%, or 5.545% at December 31, 2007, due on July 12, 2012, with payments beginning in 2009	$500,000,000	$—
EUR 30.0 million note payable bearing interest at EURIBOR plus 0.75%. Repaid in 2007	—	39,592,000
EUR 5.0 million note payable bearing interest at EURIBOR plus 0.75%. Repaid in 2007	—	6,599,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000,000	300,000,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	150,000,000	150,000,000

Total long-term debt	950,000,000	496,191,000
Less current portion	—	6,599,000

Long-term portion	$950,000,000	$489,592,000

During 2007 the Company repaid debt of EUR 5.0 million, which was originally due in June 2008, and a note payable of EUR 30.0 million, which was due in annual installments through June 2011.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement, and the $100 million bridge loan matured in six months from the date of the agreement. The $150 million revolving credit facility expires in five years from the date of the agreement. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2007.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2007 and 2006, $150.0 million is included in long-term debt for the amount of Notes proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in July 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of Common Shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2007 was approximately $277.8 million. The Company has reserved the 11.9 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the offering of $300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through a new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At December 31, 2007 and 2006, $300.0 million is included in long-term debt for the amount of 2006 Notes proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2007 was approximately $395.2 million. The Company has reserved the 15.0 million shares of common stock for issuance in the event of conversion.

F-37

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future principal maturities of long-term debt as of December 31, 2007 are as follows:

Year ending December 31,
2008	$—
2009	25,000,000
2010	50,000,000
2011	225,000,000
2012	650,000,000

$950,000,000

Interest expense on long-term debt was $29.7 million, $10.6 million and $3.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

15.	Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. During 2004 and 2005, the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 18.1 million shares of common stock reserved and available for issuance under this plan at December 31, 2007.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 1.8 million shares of common stock reserved and available for issuance under these plans at December 31, 2007.

Stock Options

During the years ended December 31, 2007 and 2006, the Company granted 379,598 and 201,500 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2007	2006
Stock price volatility	38%	43%
Risk-free interest rate	4.27%	4.74%
Expected life (in years)	5.47	6.00
Dividend rate	0%	0%
Forfeiture rate	5%	9%

F-38

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2007 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	11,716,539	$13.427
Assumed in acquisition	4,139,854	$9.238
Granted	379,598	$17.012
Exercised	(4,551,655)	$9.289
Forfeited and cancelled	(321,695)	$15.162

Outstanding at December 31, 2007	11,362,641	$13.633	5.31	$97,059,373

Exercisable at December 31, 2007	10,865,363	$13.494	5.14	$94,879,323

Vested and expected to vest at December 31, 2007	11,330,389	$13.622	0.05	$96,919,786

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4,139,854 stock options in the Company’s common stock.

Stock option grants are valued as a single award with a single average expected term and are amortized on a straight-line basis over the vesting period. The weighted-average grant-date fair value of options granted during years ended December 31, 2007, 2006 and 2005 was $6.97, $7.52 and $5.82, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 were $42.0 million and $12.0 million, respectively. At December 31, 2007, the unrecognized share-based compensation expense related to employee stock option awards is approximately $2.5 million and will be recognized over a weighted average period of approximately 1.33 years.

At December 31, 2007, 2006 and 2005, options were exercisable with respect to 10.9 million, 11.5 million and 13.4 million Common Shares at a weighted average price of $13.49, $13.40 and $12.81 per share, respectively. The options outstanding at December 31, 2007 expire in various years through 2017.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5.1%. At December 31, 2007, there was $16.9 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.85 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2007 was $16.63.

F-39

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s restricted stock units as of December 31, 2007 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—
Granted	864,855
Assumed in acquisition	857,445
Vested	(127,273)
Forfeited and cancelled	(9,469)

Outstanding at December 31, 2007	1,585,558	3.85	$33,375,996

Vested and expected to vest at December 31, 2007	1,458,865	2.89	$30,709,108

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s awards into 857,445 restricted stock units of the Company’s common stock.

Compensation Expense

Share-based compensation expense for the years ended December 31, 2007 and 2006 totaled approximately $9.0 million and $326,000, respectively and the recognized tax benefit related thereto totaled approximately $3.3 million and $112,000, respectively. No share-based compensation cost was capitalized in inventory in 2007 or 2006 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $9.9 million and $7.4 million, respectively, for the years ended December 31, 2007 and 2006.

Information under SFAS No. 123(R) for Periods Prior to Adoption

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to equity-based compensation for the year ended December 31, 2005.

2005
Net income, as reported	$62,225,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(13,835,000)

Pro forma net income	$48,390,000

Earnings per share:
Basic—as reported	$0.42
Basic—pro forma	$0.33
Diluted—as reported	$0.41
Diluted—pro forma	$0.32

F-40

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits generated from tax deductions in excess of the compensation costs recognized for those options (excess tax benefits) to be classified as financing cash flows.

During the fourth quarters of 2005 and 2004, and considering the new accounting implications of SFAS No. 123(R), the Company accelerated the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25,” the 2005 acceleration of vesting did not result in any compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of the Company’s Common Shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, allowed the Company to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, the Company did not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of the Company’s shareholders and the Company as it will reduce reported compensation expense in future periods. The Company has worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123(R). The Company’s aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $9.8 million, $9.1 million and $7.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

F-41

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2007 are as follows:

	Capital Leases	Operating Leases
2008	$4,952,000	$8,940,000
2009	4,952,000	5,872,000
2010	4,953,000	4,116,000
2011	4,985,000	2,845,000
2012	5,055,000	1,584,000
Thereafter	22,883,000	3,144,000

	47,780,000	$26,501,000

Less: Amount representing interest	(11,994,000)

	35,786,000
Less: Current portion	(2,769,000)

Long-term portion	$33,017,000

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $15.7 million and $9.4 million at December 31, 2007 and 2006, respectively. Royalty expense relating to these agreements amounted to $37.1 million, $24.0 million and $21.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2007, the Company had commitments to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

	Purchase Commitments	Royalty Commitments
2008	$26,366,000	$4,368,000
2009	5,751,000	4,451,000
2010	190,000	1,046,000
2011	190,000	611,000
2012	190,000	458,000
Thereafter	1,402,000	842,000

	$34,089,000	$11,776,000

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $27.1 million based on

F-42

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the achievement of certain revenue and operating results milestones as follows: $10.1 million in 2008, $4.0 million in 2009, and $12.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2007, the commitment under these agreements totaled $15.3 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2007 and 2006 appropriately reflect the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2007, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the acquisition of Digene, the Company is now involved in various claims and legal proceedings of a nature considered normal to the business including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of

F-43

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on May 13, 2008. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (Ventana) in the United States District Court for the District of Delaware. Digene alleged that Ventana infringed one or more claims of United States Patent No. 4,849,331 (the ‘331 patent) and United States Patent No. 4,849,332 (the ‘332 patent). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (Beckman) human Papillomavirus business. On December 10, 2002, Beckman was added as a co-defendant in the infringement action. Subsequently, Beckman filed a motion seeking to compel arbitration and the court granted its request. As a matter of judicial economy, the Court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (AAA) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible.

On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The Court, however, noted that there remained a substantial question as to whether Ventana had a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana was continued, and trial was set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana proceeded based upon patent infringement of Digene’s 331 and 332 patents (HPV 35). However, on December 15, 2007, the parties agreed to terms of a mutual settlement of all claims to be finalized on or before December 31, 2007. A stipulation of dismissal was filed with the Court on January 4, 2008 and the case was officially closed on the same day.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their

Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement. The parties have served discovery requests (requests for production of documents and things). The parties are evaluating discovery and following up on supplementation of requests.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied that motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration. Both motions are currently being briefed and no decision has been rendered as of this date. The trial before the panel is scheduled for October 27, 2008, to November 14, 2008. QIAGEN intends to vigorously pursue this case.

17.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plan acquired with the acquisition of Digene Corporation, was $1.4 million, $881,000 and $782,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. In 2007, 2006 and 2005, matching contributions to the plan totaled approximately $390,000, $295,000 and $82,000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately, in compliance with the Emerging Issues Task Force Issue No. 88-21, “Determination of Vested Benefit Pension Plan” (EITF 88-1). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.2 million at December 31, 2007 and $2.0 million at December 31, 2006. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and an increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc., QIAGEN Finance and QIAGEN Euro Finance.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. As of December 31, 2007 and 2006, the Company had accounts receivable from PreAnalytix of $670,000 and $20,000, and accounts payable to PreAnalytix of $116,000 and $219,000, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2007 and 2006, the Company had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million and $2.9 million, respectively. As of December 31, 2007 and 2006, the Company has a loan payable to Euro Finance of $300.0 million amounts due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million and $1.9 million, respectively.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. During 2007 and 2006 the Company paid approximately $471,000 and $524,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

19.	Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. In 2006, considering recent acquisitions, the Company revised its segment presentation. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s Corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2007	2006	2005
Net Sales
North America	$465,878,000	$318,865,000	$285,242,000
Germany	270,173,000	220,325,000	187,381,000
Switzerland	56,615,000	40,044,000	36,957,000
Asia	71,168,000	49,875,000	35,266,000
Rest of World	148,082,000	109,025,000	88,924,000
Corporate	350,000	525,000	985,000

Subtotal	1,012,266,000	738,659,000	634,755,000
Intersegment Elimination	(362,492,000)	(272,881,000)	(236,360,000)

Total	$649,774,000	$465,778,000	$398,395,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2007, 2006 and 2005, no single customer represented more than ten percent of consolidated net sales.

	2007	2006	2005
Intersegment Sales
North America	$(155,052,000)	$(115,924,000)	$(103,357,000)
Germany	(162,149,000)	(129,438,000)	(107,882,000)
Switzerland	(42,637,000)	(26,518,000)	(25,058,000)
Asia	(1,876,000)	(784,000)	—
Rest of World	(778,000)	(188,000)	(15,000)
Corporate	—	(29,000)	(48,000)

Total	$(362,492,000)	$(272,881,000)	$(236,360,000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

	2007	2006	2005
Operating Income (Loss)
North America	$14,605,000	$31,414,000	$36,095,000
Germany	63,769,000	53,956,000	43,279,000
Switzerland	(391,000)	(1,558,000)	(305,000)
Asia	5,941,000	8,302,000	7,182,000
Rest of World	21,922,000	15,594,000	14,136,000
Corporate	(20,051,000)	(6,550,000)	(3,959,000)

Subtotal	85,795,000	101,158,000	96,428,000
Intersegment Elimination	(2,662,000)	(557,000)	(1,591,000)

Total	$83,133,000	$100,601,000	$94,837,000

The Corporate component of operating income (loss) is primarily general and administrative expenses and share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2006	2005
Depreciation and Amortization
North America	$34,274,000	$10,074,000	$6,538,000
Germany	20,186,000	14,070,000	13,829,000
Switzerland	2,653,000	1,638,000	1,753,000
Asia	2,512,000	1,626,000	231,000
Rest of World	2,373,000	1,850,000	1,641,000
Corporate	585,000	780,000	963,000

Total	$62,583,000	$30,038,000	$24,955,000

	2007	2006
Assets
North America	$2,122,875,000	$313,599,000
Germany	459,761,000	352,173,000
Switzerland	97,730,000	93,134,000
Asia	80,987,000	71,580,000
Rest of World	119,470,000	103,205,000
Corporate	1,862,963,000	1,360,732,000

Subtotal	4,743,786,000	2,294,423,000
Intersegment Elimination	(1,968,612,000)	(1,082,411,000)

Total	$2,775,174,000	$1,212,012,000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2007 and 2006, for Switzerland, the net investment in equity method investees was $4.6 million and $2.6 million, respectively. The Netherlands had a net investment in equity method investees of $2.0 million and $963,000 as of December 31, 2007 and 2006, respectively.

	2007	2006	2005
Capital Expenditures
North America	$6,381,000	$4,206,000	$3,258,000
Germany	19,938,000	20,638,000	8,093,000
Switzerland	3,445,000	2,211,000	1,468,000
Asia	2,875,000	804,000	232,000
Rest of World	1,822,000	1,130,000	671,000
Corporate	31,000	6,000	6,000

Total	$34,492,000	$28,995,000	$13,728,000

	2007	2006
Long-Lived Assets
North America	$1,653,244,000	$189,680,000
Germany	303,097,000	245,818,000
Switzerland	12,191,000	9,293,000
Asia	33,237,000	30,627,000
Rest of World	45,817,000	38,843,000
Corporate	7,514,000	12,151,000

Total	$2,055,100,000	$526,412,000

F-48

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2005:
Allowance for doubtful accounts	$2,647,000	$54,000	$(620,000)	$307,000	$2,388,000
Year Ended December 31, 2006:
Allowance for doubtful accounts	$2,388,000	$378,000	$(333,000)	$175,000	$2,608,000
Year Ended December 31, 2007:
Allowance for doubtful accounts	$2,608,000	$1,807,000	$(1,062,000)	$(9,000)	$3,344,000

S-1

QIAGEN N.V., VENLO, THE NETHERLANDS

Annual Report 2007

REPORT OF THE SUPERVISORY BOARD

QIAGEN N.V., VENLO

Report of the Supervisory Board

To our Shareholders

The Supervisory Board thanks QIAGEN’s Executive Committee and all our employees for their significant contributions to QIAGEN’s success in 2007. In addition we also would like to thank our partners and customers for their commitment and their trust in QIAGEN as well.

2007 was an exciting year for the Company where we significantly increased our technology and market leadership in sample and assay technologies in all our customer segments. One of the most important milestones was the acquisition of Digene which significantly strengthen our position in molecular diagnostics and women’s health. The successes reported in this annual report reflect how we further implemented our growth strategy which is based primarily on organic growth complemented by targeted acquisitions.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management.

In particular and as defined by the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy, the risks of the business and the result of the assessment by the Managing Board of the structure and operation of the internal risk management and control systems as well as any significant changes thereto.

In addition, the Supervisory Board discussed its current and desired profile, composition and competence as well as its performance and that of its individual members. In its discussions, the Supervisory Board came to the conclusion that the Managing Board and the Supervisory Board properly functioned and that its current profile, composition and the competence of its members are appropriate. The conclusions of these discussions were also considered by the Selection and Appointment (Nomination) Committee and the Supervisory Board in the selection process for two new Supervisory Board members after the resignation of Dr. Wirtz and Dr. Hornef in 2007. We are very pleased that Dr. Brandt and Mr. von Prondzynski joined our Supervisory Board. The Supervisory Board is convinced that both new members, Dr. Brandt as a financial and healthcare expert and Mr. von Prondzynski with his expertise in the in vitro diagnostics and the pharmaceutical industry, will strengthen the competence of the Supervisory Board in these areas significantly.

The Supervisory Board further reviewed the performance of the Managing Board and the performance of its individual members with and also in the absence of the members of the Managing Board. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005.

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QIAGEN N.V., VENLO

Compensation of the members of the Managing Board consists of a fixed salary and variable components. Variable compensation include one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of the compensation of the Managing Board are described in greater detail in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Further detailed information on the composition of the Supervisory Board, the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in the Corporate Governance Report (page 53) which is an integral part of this Annual Report.

We are pleased to report and very high attendance at our meetings—none of the members of the Supervisory Board has been frequently absent from the Supervisory Board meetings in 2007. Because of the extraordinary size of the Digene acquisition, the Supervisory Board had several additional meetings on this matter. The personal data and other board positions held by the members of the Supervisory Board are set forth in the Corporate Governance Report. All members of the Supervisory Board fulfil the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market Rules and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of the Company. Additional information on how the duties of the committees of the Supervisory Board have been carried out in the financial year 2007 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s Common Shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s Common Shares have been listed since 1997. QIAGEN provides detailed disclosure regarding compliance with the German and the Dutch Corporate Governance Code in the Corporate Governance Report.

All Company operations are believed to be carried out in accordance to legal frameworks, including Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The Common Shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment.

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QIAGEN N.V., VENLO

Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2007 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2007 are presented as prepared by the Managing Board, audited by Ernst & Young Accountants (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting adopts these financial statements, including allocation of profits to retained earnings.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 26, 2008. Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt. Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath, and Heino von Prondzynski will stand for re-election. Prof. Dr. jur Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposed during the joint meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 26, 2008.

Venlo, The Netherlands, April 2008

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

3

MANAGING DIRECTORS’ REPORT

QIAGEN N.V., VENLO

MANAGING DIRECTORS’ REPORT

Dear Shareholder,

2007 was a very exciting year for our Company. We have taken a great step forward to expand our leadership in sample and assay technologies and have not only further strengthened our position in life sciences, applied testing markets and the pharmaceutical industry, but have also become the top player in molecular diagnostics, which today accounts for almost 50% of our revenues.

We were pleased to report many successes in 2007, including new products, partnerships, acquisitions and expansions. All of these events added momentum to our growth by significantly increasing our capabilities to deliver outstanding innovations – to science and to people.

We are also proud that the consistent and focused execution of our strategy has resulted in industry-leading financial performance. We achieved consolidated net sales of US$ 650 million for the year ending December 31, 2007 – a 40% increase in net sales compared to 2006. Our innovation engine continues to deliver impressive performance and contributed already 4% to our organic revenue growth rate of 12%. Including charges, mainly related to the acquisition of Digene Corporation in July 2007, reported net income in 2007 increased slightly to US$ 74,4 million from US$ 73,3 million and diluted earnings per share decreased to US$ 0,43 from US$ 0,48 in 2006.

Our financial performance is a testimony to our dedicated work leveraging our strengths and capabilities in sample and assay technologies across all customer segments, ranging from research laboratories in academia, biotechnology companies and the pharmaceutical industry to the applied testing markets and human molecular diagnostics. Through our presence in all of these markets, QIAGEN’s products play a vital role in the entire process of bringing innovations from laboratories to medical practice and in transforming ingenious ideas to practical applications which improve our lives and increase our safety.

QIAGEN spans the continuum from invention to healthcare, from science to people. Today, we are also closer to the patient than we ever were. Our strategic acquisition of Digene Corporation in 2007, which was the largest transaction in the history of QIAGEN, was a tremendously important step towards this end and a paradigm of our strategy of achieving market leadership in all customer segments for sample and assay technologies. This acquisition brought together two exciting positions in molecular diagnostics, QIAGEN’s and Digene’s. The two companies’ global sales into molecular diagnostics were about the same size and ranked in about fourth and third position in their market, respectively. By combining these two franchises, we have built a fast-growing global leader in the extremely exciting area of molecular diagnostics.

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Our value proposition for diagnostic laboratories, hospitals, physicians and patients is unique and very powerful. We market more than 100 molecular diagnostic tests, helping to detect and to fight a wide range of diseases and pathogens such as tuberculosis, human immunodeficiency virus (HIV) and, following the acquisition of Digene, also human papillomavirus (HPV). We continuously strive to further widen our panel and scope by developing new products and seeking regulatory approval from health authorities.

As a leader, we are taking a very active role in educating health professionals and individual patients about the benefits of molecular diagnostics. One such example is our test for high-risk strains of HPV, the primary cause of cervical cancer, a terrible disease to which approximately 300.000 women succumb every year. QIAGEN offers the only broadly validated HPV test approved by the US Food and Drug Administration (FDA), and currently we are developing a version of this test which is specially designed to allow women in areas with scarce healthcare resources to benefit from the advanced technology of HPV testing. We are actively marketing the benefits of this test through advocacy efforts, direct to consumer advertising and through our marketing and sales channels to health care professionals including doctors, laboratories and hospitals.

QIAGEN also continues to play a major role in the in the development of treatments of diseases. We supply our sample and assay technologies to all phases of drug discovery, development and post-launch marketing. Increasingly, sample and assay technologies are used in combination with the development or use of drugs, in order to select or monitor patients, increasing safety and at the same time enabling personalized medicine. Being able to interact and deliver at any stage of the drug development process, QIAGEN has an unrivalled value proposition for customers in the pharmaceutical industry. Today, even with personalized medicine still in its early stages, almost all major drug development programs are incorporating molecular sample and assay technologies. In 2007, we started to significantly expand our targeted efforts in this area and focused on solutions such as biological sample collection, storage and sample management systems, automation, development-targeted assays, the promotion of our pharmacogenomic assay portfolio and tailored service partnerships.

Likewise, significant improvements have been achieved in the area of applied testing. As a key driver of standardization in molecular biology, QIAGEN advanced the dissemination of its products into many application areas such as veterinary medicine, forensics, food testing and bio security. Today, QIAGEN’s products are used to screen and eradicate veterinary diseases, give access to evidence in criminal cases and trials, and test for biowarfare agents or the quality and safety of food or water.

Our presence in academic research is extremely important for all the above and we continue to focus on this market. While other customer segments might be growing more rapidly, this segment is still of high relevance for QIAGEN. It continuously challenges us to deliver state-of-the-art and the most reliable solutions in sample and assay technologies, forming the foundation for ongoing invention and innovation in all markets we serve.

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QIAGEN N.V., VENLO

Overall, once again a blend of innovation-driven organic growth, active partnering and highly synergistic acquisitions has proven to be a winning formula to achieve our growth targets and to outperform our industry. In 2007, QIAGEN launched 72 new products, entered into six collaborations and acquired two companies – Digene and eGene. These acquisitions were highly synergistic. The acquisition of Digene significantly expanded QIAGEN’s leadership position in molecular diagnostics and women’s health. The joint franchises link virology with oncology, thereby creating an exceptional platform to add next-generation and high-value molecular diagnostic products and strategically position the company for future growth.

eGene has developed a multi-channel sample preparation and analysis technology for nucleic acids based on capillary electrophoresis including an affordable and robust instrument designed for applications in the molecular diagnostic and research markets. This expertise was very attractive as an expansion of our sample and assay technologies. The instrument incorporates many capabilities into one convenient platform, integrating automatic sample loading, separation and data analysis. We expect such instruments to generate significant growth, as our customers increasingly demand automated solutions that replace tedious lab work, enable highly efficient workflows and reduce the risks for errors.

In 2007, QIAGEN further extended its automated solutions portfolio by introducing the QIAcube – a revolutionary platform allowing for the automated processing of virtually all our spin-column based sample technologies. Recognized with prestigious industry accolades such as the Association for Laboratory Automation (ALA) Best New Product and the Red Dot Design Awards, the QIAcube enjoys highest success among customers in low- to medium-throughput laboratories and has established itself as our best selling instrument ever. In January of 2008, the Company also announced the launch of QIAsymphony, the result of one of the largest R&D programs ever undertaken at QIAGEN. QIAsymphony is a novel, modular automated platform, designed to cover entire laboratory workflows from sample to result. The QIAsymphony platform offers a new level of flexibility, convenience and safety in automated processing of molecular sample and assay technologies in a broad spectrum of throughput settings. Its first module for sample preparation, QIAsymphony SP, was successfully launched and also won the ALA Innovation Award within days of being introduced.

As a global innovation and market leader in sample and assay technologies, QIAGEN is well positioned to fully capitalize on the tremendous growth and profit opportunities which continue to distinguish us from our industry. In 2008, we will increase our investments in talent, infrastructure and presence to further enhance our record of innovation and superior service that define our Company. Currently, more than 450 QIAGEN scientists work in research and development on over 220 different projects, which will add to our product portfolio and help to secure future growth.

We will also continue to expand our business into new geographic areas such as Asia, which is still one of the fastest growing regions for QIAGEN. In this effort, we not only strive to provide first-class service for our customers, but also to capitalize on the excellent research opportunities which abound in these markets. In late 2007 we entered a partnership with the investment management company Bio*One Capital to establish Dx Assays – one of the first Singapore based centers for assay development focusing on molecular diagnostics for infectious and genetic

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QIAGEN N.V., VENLO

diseases. This state-of-the-art research facility employs more than 30 scientists and is already fully operational. Overall, our business in Asia contributes approximately 11% to QIAGEN’s total sales and is growing very rapidly.

I would like to thank you, our shareholders, for the continuous support and trust you have given QIAGEN in the past. I am pleased to report that we have very attractive value and growth opportunities in the future. The foundation of our success has been the dedicated work of our more than 2.600 employees in 18 different countries. Their ideas, passion and knowledge help QIAGEN to build on its leading position and to address future growth opportunities in a rapidly evolving industry.

I would also like to express my gratitude and respect for what each member of QIAGEN has accomplished this past year, and see it as one of our main tasks at QIAGEN to provide each person with the best possible working conditions in the industry. We take pride in being awarded the designation as one of the “Best Companies to Work For” in a number of contests.

However, the biggest reward for QIAGEN and our employees remains the “good confidence” that we can provide to people who know that everything possible has been done to ensure safety and health as a result of our work – Delivering Innovation – to Science and to People.

For us at QIAGEN this is a mission, an obligation and the basis for a great future!

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Management Report for the Period from January 1, 2007, to December 31, 2007

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Results of Operations, Financial Position

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers. We employ more than 2.600 people in over 20 locations worldwide.

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Since 2002, we have had a compound annual growth rate of approximately 17% in net sales. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

•

In the fourth quarter of 2006, we completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with our portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. In the fourth quarter of 2006, we also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea, and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, we completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd., and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer, and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands our position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands our direct presence in one of the most dynamic regions of our global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

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•

During the first quarter of 2006, we completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer, and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, which we acquired in 2005, in Italy.

During 2005, we purchased the previously leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden, Germany. Construction on the new facility began in August 2006 and was completed in 2007.

In 2006, we closed our facilities in Oslo, Norway and Fremont, California, and commenced the relocation and closure of a facility in Canada. In 2007 we started the closure of a facility in Huntsville, Alabama.

In 2007, on a consolidated basis, operating income increased to US$ 115,1 million compared to the operating income of US$ 108,2 million in 2006. Our financial results include the contributions of our recent acquisitions, primarily Digene Corporation, as well as the costs related to the acquisitions and integrations, and costs related to the relocation and closure of certain of our facilities formerly located in Norway and North America. Our operating income was also impacted by growth in consumables and instrument product sales, both of which experienced growth of 40% during 2007.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings.

The following table sets forth operating income by segment for the years ended December 31, 2007 and 2006. Further segment information can be found in Note 33 in the accompanying financial statements.

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Income (Loss) from Operations (Excluding Other Income and Other Expense)

(US$)	2007	2006
North America	38,905,000	29,714,000
Germany	69,426,000	59,276,000
Switzerland	3,735,000	2,600,000
Asia	5,920,000	8,485,000
Rest of World	21,885,000	15,572,000
Corporate	(20,916,000)	(6,550,000)

	118,955,000	109,097,000

Intersegment elimination	(2,662,000)	(557,000)

	116,293,000	108,540,000

In 2007, operating income in North America increased compared to 2006. The United States experienced an increase in sales, however, operating expenses in the United States were also higher as a result of our recent acquisitions, in particular the third quarter 2007 acquisition of Digene, as well as integration and relocation efforts.

In Germany, operating income was higher in 2007 primarily due to an increase in sales partially offset by an increase in research and development expense as a result of intercompany transfers of technology and license agreements.

In Switzerland, the increase in operating income in 2007 compared to 2006 was primarily due to an increase in instrumentation sales as well as a decrease in research and development expense as a result of intercompany transfers of technology and license agreements.

The net decrease in operating income in our Asia segment is primarily due to decreases in operating income from our Japanese subsidiary which, during 2007, experienced lower gross margins as compared to 2006 as a result of intercompany transfer prices, partially offset by results in China and our new expansions in Korea and Singapore.

The operating income increase in our Rest of World segment is primarily due to increased sales in 2007 as compared to 2006 as resulting from acquisitions and organic growth.

Fiscal Year Ended December 31, 2007 compared to 2006

Net Sales

In 2007, net sales increased 40% to US$ 649,8 million compared to US$ 465,8 million in 2006. In 2007 compared to 2006, net sales in Germany increased 19%, net sales in Asia increased 41%, primarily driven by Singapore, China, and Korea, net sales in North America increased 53%, primarily due to the acquisition of Digene, and net sales in Rest of World increased 35%. The increase in sales in each of these regions was the result of an increase in our consumable and instrumentation products, which both experienced overall growth rates of 40% in 2007 as compared to 2006. The increase in consumable sales includes organic growth (12%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (6%). During 2007, sales from our instrumentation products increased primarily due to the launch of our new QIAcube system. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, increased 30% in 2007 as compared to 2006.

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We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2007, we introduced 72 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as innovative platform solutions such as the QIAcube.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2007, as compared to 2006, using the 2006 foreign exchange rates for both periods, net sales would have increased approximately 34% as compared to the reported increase of 40%.

Gross Profit

Gross profit was US$ 433,1 million, or 67% of net sales, in the year ended December 31, 2007, as compared to US$ 318,5 million, or 68% of net sales, in 2006. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 67% in 2007 as compared to the gross margin of 68% in 2006 reflects the impact of an increase in acquisition related costs and instrumentation sales, partially offset by the increase in consumable product sales.

During 2007, a total of US$ 2,8 million was expensed to acquisition-related costs within cost of sales. Included within this amount is approximately US$ 300,000 of inventory which has been written off as a result of the acquisitions as well as US$ 2,5 million related to the write-up of acquired inventory to fair market value as a result of a business combination. In accordance with purchase accounting rules, acquired inventory was recorded at fair market value and subsequently expensed as the inventory was sold.

In connection with our 2006 acquisitions, during the year ended December 31, 2006, we recorded a charge of US$ 2,0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to US$ 24,0 million in 2007 as compared to US$ 6,1 million in 2006. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

We experienced increased instrument sales in 2007, including sales of our new QIAcube instrument which began shipping in April 2007. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During both 2007 and 2006, instrumentation sales represented approximately 10% of our total sales.

Our consumable sales in 2007 represent approximately 90% of our total sales and increased 40% over sales in 2006. In 2007, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

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Research and Development

Research and development expenses increased 74% to US$ 56,3 million (9% of net sales) in 2007 compared to US$ 32,3 million (7% of net sales) in the same period of 2006. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 46% to US$ 172,6 million (27% of net sales) in 2007 from US$ 118,0 million (25% of net sales) in 2006. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2007 as compared to 2006 is primarily due to our third quarter acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 49% to US$ 72,2 million (11% of net sales) in 2007 from US$ 48,6 million (10% of net sales) in 2006. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth. The increase in general and administrative expenses in 2007 is primarily the result of expenses related to our newly acquired subsidiaries in North America, Digene and eGene. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition, Integration and Related Costs

During 2007, we recorded costs of US$ 15,0 million, related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations. During 2007, a total of US$ 2,8 million was expensed to acquisition-related costs within cost of sales. As we further integrate the acquired companies, we expect to continue to incur acquisition, integration and related costs in 2008.

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Costs related to acquisition and integration activities during 2006 totaled US$ 6,1 million, including US$ 1,0 million in severance and employee-related costs, US$ 2,5 million of costs related to acquisition integrations and US$ 2,6 million for the impairment of assets.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under sales and marketing expenses. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2007, the amortization expense on acquisition-related intangibles within operating expense increased to US$ 7,7 million compared to US$ 2,1 million in 2006. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Relocation and Restructuring Costs

Relocation and restructuring costs amount to US$ 696.000 in 2007 (2006: US$ 4.943.000). These costs are primarily related to the restructuring of acquired businesses located in Norway and North America.

Non-Operating Income (Expense)

Non-operating expense was US$ 17,4 million in 2007 compared to non-operating expense of US$ 4,5 million in 2006. This increase in non-operating expense was mainly due to higher financial expense.

For the year ended December 31, 2007, financial income increased to US$ 19,5 million from US$ 16,4 million in 2006. The increase in financial income was primarily the result of an increase in interest rates. At December 31, 2007, we had US$ 348,5 million in cash and cash equivalents compared to US$ 430,9 million at December 31, 2006. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Financial expense increased to US$ 40,3 million in 2007 compared to US$ 21,2 million in 2006. Interest costs relate to the US$ 500,0 million term loan obtained in July 2007 in connection with the Digene acquisition and the convertible loans. The increase in financial expense in 2007 as compared to 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

We recorded a gain from foreign currency transactions of US$ 2,0 million in 2007 as compared to a loss of US$ 660.000 in 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies.

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In 2007, we recorded a net gain from equity method investees of US$ 1,3 million compared to US$ 1,0 million in 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2007 and 2006, our effective tax rate was 24%. Effective January 1, 2007, The Netherlands corporate tax rate decreased to 25,5% from 29,6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 18% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In 2008, the German tax rate decreased to 30% from 39% which will positively impact our 2008 consolidated effective tax rate.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2007 and 2006, we had cash and cash equivalents of US$ 348,5 million and US$ 430,9 million, respectively, and investments in current marketable securities of US$ 2,3 million and US$ 52,8 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2007, cash and cash equivalents had decreased by US$ 82,4 million over December 31, 2006, primarily due to cash provided by operating activities of US$ 96,3 million and financing activities of US$ 483,2 million, offset by cash used in investing activities of US$ 659,7 million. As of December 31, 2007 and 2006, we had working capital of US$ 465,2 million and US$ 553,2 million, respectively.

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Operating Activities. For the years ended December 31, 2007 and 2006, we generated net cash from operating activities of US$ 96,3 million and US$ 109,4 million, respectively. Cash provided by operating activities decreased in 2007 compared to 2006 primarily due to a decrease in accrued liabilities and an increase in accounts receivable. The decrease in accrued liabilities in 2007 primarily reflects payment of liabilities assumed in connection with the acquisitions, while the increase in accounts receivable reflects our increasing sales. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately US$ 659,7 million of cash was used in investing activities during 2007, compared to US$ 165,4 million during 2006. Investing activities during 2007 consisted principally of cash paid for the acquisitions of Digene and eGene, during the third quarter of 2007 along with purchases of property and equipment, partially offset by proceeds from the sale and purchases of marketable securities. In addition, during 2007 we invested in a joint venture with BioOne*Capital in Singapore to establish Dx Assay Pte Ltd for the development of infectious and genetic disease assays.

In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility opened during 2007, and consists of approximately 61.000 square feet and cost approximately EUR 9,0 million. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to US$ 27,1 million based on the achievement of certain revenue and operating results milestones as follows: US$ 10,1 million in 2008, US$ 4,0 million in 2009, and US$ 12,0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and US$ 1,0 million payable upon the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities. Financing activities provided US$ 483,2 million in cash for the year ended December 31, 2007, compared to US$ 295,5 million for 2006. Cash provided during the year was primarily due to proceeds from debt and the issuance of Common Shares in connection with our employee stock plans.

We have credit lines totaling US$ 165,3 million at variable interest rates, US$ 4.000 of which was utilized as of December 31, 2007. We also have capital lease obligations, including interest, in the amount of US$ 35,8 million, and carry US$ 950,0 million of long-term debt.

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In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders have agreed to make available to us an aggregate amount of US$ 750 million in the form of (1) a US$ 500 million term loan, (2) a US$ 100 million bridge loan, and (3) a US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement. The US$ 150 million credit facility will also expire in five years from the date of the agreement. The US$ 100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,9 million shares of Common Shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2007, was approximately US$ 277,8 million (December 31, 2006: US$ 200,0 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,9 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of Common Shares at the option of the holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2007, was approximately US$ 395,2 million (December 31, 2006: US$ 316,5 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million shares of common stock for issuance in the event of conversion.

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At December 31, 2006, we had a note payable of EUR 30,0 million which bore interest at a variable interest rate of EURIBOR plus 0,75%, and was due in annual payments of EUR 5,0 million through June 2011, and a note payable of EUR 5,0 million which was due in June 2008. These notes were repaid in July 2007. In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately US$ 3,1 million in short-term debt. The debt was due and paid in April 2006.

We expect that cash from financing activities will continue to be impacted by issuances of Common Shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Employees

As of December 31, 2007, we employed 2.662 individuals, 17% of whom worked in research and development, 35% in sales, 24% in production/logistics, 9% in marketing and 15% in administration. In July 2007 we acquired Digene and approximately 500 employees as a result.

Country	R&D	Sales	Production	Marketing	Administration	Total
North America	108	333	263	91	128	923
Europe	334	338	314	116	206	1,308
Asia	19	227	64	14	50	374
Rest of World	0	27	9	8	13	57
Dec. 31, 2007	461	925	650	229	397	2,662

At December 31, 2006, we employed 1.954 individuals. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

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Compensation of Directors and Officers

Managing Board

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2007 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2007	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1.059,000	$437.000	$11.000	$1.507.000
Roland Sackers	$452.000	$162.000	$53.000	$667.000
Dr. Joachim Schorr	$291.000	$122.000	$27.000	$440.000
Bernd Uder	$311.000	$121.000	$20.000	$452.000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50.000 or 10% of the total salary and bonus reported in 2007 for the officer.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$80.000	114.551	318.175
Roland Sackers	$72.000	35.019	97.285
Dr. Joachim Schorr	$25.000	17.049	47.355
Bernd Uder	$47.000	17.276	47.986

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Further details on the Remuneration Policy and its implementation during the fiscal year 2007 are disclosed in the Remuneration Report of the Compensation Committee which is published on the Company’s website at www.qiagen.com.

Supervisory Board

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board US$ 15.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board US$ 10.000

•	Vice Chairman of the Supervisory Board US$ 5.000

•	Fee payable to each member of a committee US$ 2.500

•	Additional fee payable to a Chairman of a Committee US$ 5.000

Members of the Supervisory Board also receive US$ 1.000 for attending the General Meeting and US$ 1.000 for attending each meeting of the Supervisory Board (not to exceed US$ 5.000 in the aggregate). Members of the Audit Committee receive US$ 1.000 for attending each meeting of the Audit Committee (not to exceed US$ 5.000 in the aggregate).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. In detail, the compensation of the Supervisory Board Members for 2007 consists of the following components:

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15.000	$15.000	$6.000	$2.500	$7.300	$45.800
Dr. Heinrich Hornef (1)	$7.500	$5.000	$6.000	$2.500	$3.700	$24.700
Dr. Metin Colpan	$15.000	—	$5.000	—	$7.300	$27.300
Dr. Franz A. Wirtz (1)	$7.500	$2.500	$4.500	$2.500	$3.700	$20.700
Erik Hornnaess	$15.000	$5.000	$10.000	$6.250	$7.300	$43.550
Prof. Dr. Manfred Karobath	$15.000	—	$5.000	$2.500	$7.300	$29.800
Dr. Werner Brandt (1)	$7.500	$2.500	$6.500	$1.250	$3.700	$21.450
Heino von Prondzynski (1)	$7.500	—	$4.500	$1.250	$3.700	$16.950

(1)	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to stand for re-election for another term as Supervisory Board members in 2007. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Drs. Hornef and Wirtz on the Supervisory Board following our 2007 General Meeting of Shareholders.

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Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,942	5,387
Dr. Heinrich Hornef	—	6,734
Dr. Metin Colpan	1,942	5,387
Dr. Franz A. Wirtz	—	6,734
Erik Hornnaess	1,942	5,387
Prof. Dr. Manfred Karobath	1,942	5,387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2.750 per day for scientific consulting services subject to adjustment. During 2007 QIAGEN paid approximately US$ 471.000 to Dr. Colpan for scientific consulting services under this agreement.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies”, we can invest more in research and development than we believe is typical in our industry. Over 460 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Rapid, proven innovation cycles promise fast introductions of new technologies which meet the needs of today’s labs. Our total research and development expenses in 2007 and 2006 were approximately US$ 56,3 million and US$ 32,3 million, respectively. We have fast, proven innovation cycles, with four percent of 2007 revenue growth stemming from new products launched in 2007. Our comprehensive intellectual property portfolio spans over 630 granted patents and more than 600 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches.

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From 2005 to 2007, the Company launched 170 new products, thereof 72 new sample and assay solution during 2007 including QIAGEN’s miRNease FFPE kit – a tool to purify miRNA from FFPE tissue sections including laser capture microscopy samples and QIAGEN’s miRNA assay technology that allows for the sensitive, specific and simultaneous detection of hundreds of different miRNAs as well as other RNAs from only one cDNA reaction.

We believe that improvements in instrumentation will strengthen our leadership position in the automation of pre-analytical processing applications and generate an increased demand for our consumable products.

In early 2007, we launched the QIAcube, a revolutionary automated sample processing platform for low- to medium-throughput applications. The QIAcube allows users to fully automate the processing of almost all QIAGEN consumable products that are used manually in over 40.000 laboratories throughout the world.

The EZ1 Advanced, launched in January 2008, builds on and extends the functionality of the well-established and highly successful BioRobot®EZ1. The improved workstation provides the convenience and reliability laboratories worldwide have come to depend on together with a new design and new functions – ensuring effortless data management and improved safety.

In early 2008, QIAGEN has further advanced this market through the launch of QIAsymphony SP as the first system of a novel modular automation platform intended to cover the entire workflow from sample to result. Currently, the system is designed to meet users’ needs in the areas of applied testing, pharmaceutical and life science research.

Risks Related to Our Business and Risk Management

The Company has identified various risk factors for its business which are set forth in detail below. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are presented in detail in the Corporate Governance Report.

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from US$ 263,8 million in 2001 to US$ 649,8 million in 2007. In 2007, we completed the construction of a new logistics facility in Germany. Additionally, we have made several acquisitions in the last few years, including our acquisition of Digene Corporation in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

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Our earlier expansion of facilities in Maryland and Germany added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, including our acquisition of Digene Corporation in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Digene, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to implement and maintain uniform standards and effective controls and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

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Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in our markets. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	scientists’ opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2007, we owned 109 issued patents in the United States, 70 issued patents in Germany and 434 issued patents in other major industrialized countries. In addition, at December 31, 2007, we had 619 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

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The patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

Although we have the only fully commercialized and FDA-approved test for the detection of the human Papillomavirus (HPV), a significant portion of our HPV-related intellectual property is in the public domain, subject to patents that will begin to expire in the next few years or are not licensed to us on a sole and exclusive basis. As a result, we believe other companies are developing or may develop HPV detection tests in the next few years.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license and as a result we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

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Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

Following our acquisition of Digene Corporation, we believe that revenue from sales of our HPV test product may represent as much as 20% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for substantially all of our revenues for that product. If there is a significant reduction in sales of this product that is not replaced by revenues from new products or customers or an increase in revenues from existing products or customers, then it will have a significant adverse impact on our earnings. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If we fail to diversify our product line and customer base for this product, we may continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV products and our ability to increase sales of HPV products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and, more specifically, of our HPV test products as a primary cervical cancer screening method, in conjunction with Pap tests, independent of Pap tests, and in conjunction with the implementation of HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we frequently need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

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Direct-to-consumer awareness marketing programs are used because a well educated female population will work with their health care providers to increase the use of the HPV Test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

Our products for the diagnosis of the presence of chlamydia and gonorrhea compete with other FDA-approved products that detect the presence of such infectious diseases. Our marketing activities focus on providing information regarding the accuracy and objective nature of these diagnostic tests, but such activities are time-consuming and expensive. We believe the best way to increase our revenues from these products is to educate laboratories and physicians about the ability to run such tests from the same patient sample collected for HPV testing. If we are not successful in executing our marketing strategy, we do not expect to significantly grow revenues from these products.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

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Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce sales.

Our primary competition stems from traditional methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed, or “home-brew,” molecular tests such as HPV tests. These tests, although not approved by the FDA or similar non-U.S. regulatory authorities, do offer an alternative to our products that could limit the laboratory customer base for our product. The success of our business depends in part on the continued conversion of current users of such traditional methods to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

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We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical products and other products competitive with our own. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotech industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

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A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We have encountered delays in receipt of some European reimbursement approvals and public health funding, which has impacted our ability to grow revenues in these markets.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests such as our HPV test products, that involve new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

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We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in numerous countries, including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China and Brazil. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European and Japanese subsidiaries.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

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We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including risks, arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

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We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2007 of approximately US$ 500,0 million, of which US$ 25,0 million will become due in July 2009, US$ 50,0 million will become due in July 2010, US$ 75,0 million will become due in July 2011, and US$ 350,0 million will become due in July 2012. As of December 31, 2007, we also had additional long-term debt obligations of US$ 450 million, of which US$ 150 million becomes due in July 2011 and US$ 300 million becomes due in November 2012. Furthermore, as of December 31, 2007, we have capital lease obligations, including the current portion, of US$ 35,8 million, that expire in various years through 2018. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2007, our consolidated balance sheet reflected approximately US$ 1,1 billion of goodwill and approximately US$ 716 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. IFRS generally require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings with a correlative effect on partners’ equity and balance sheet leverage, as measured by debt to total capitalization.

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Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors, such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness, among other things, could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

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•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

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Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

The key products and product candidates we acquired in our acquisition of Digene are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities previously performed by Digene (which are now performed by us), including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. With respect to our HPV test products, Digene was the first company to obtain approval of regulatory applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may also affect our ability to commercially distribute these products in the United States.

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Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our self, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

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Our debt service obligations may adversely affect our cash flow.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business

Our Common Shares may have a volatile public trading price.

The market price of the Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the closing price of our Common Shares has ranged from a high of US$ 23,55 to a low of US$ 11,72 on the NASDAQ, and a high of EUR 16,24 to a low of EUR 9,55 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

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Holders of our Common Shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares is through the appreciation in value of such shares.

Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association as amended on October 11, 2007, our authorized share capital amounts to EUR 9,0 million, divided into 410,0 million Common Shares, 40,0 million financing preference shares and 450,0 million preference shares, with all shares having a EUR 0,01 par value. As of December 31, 2007, we had outstanding 195,3 million Common Shares plus 12,9 million additional shares subject to outstanding stock options and awards, of which 11,2 million were vested. A total of approximately 19,9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. The resale of Common Shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,9 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or

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more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained

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in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The risk management and control systems are adequate for the size and nature of QIAGEN’s business and effectively contribute to identify risk exposures. Regarding the operation of the internal risk management and control system reference is made to ‘Risk Management’ in the Corporate Governance Report.

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Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2007, we had outstanding 195,3 million Common Shares plus 12,9 million additional shares subject to outstanding stock options and awards, of which 11,2 million were vested. A total of approximately 19,9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. The resale of Common Shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,9 million Common Shares, subject to adjustments in certain cases.

Restrictions on the transfer of securities

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in the shareholders register of QIAGEN with TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2007, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

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Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	28,386.926	(2)	14.53%

(1)	The percentage ownership was calculated based on 195.335.076 Common Shares issued and outstanding as of December 31, 2007.

(2)	Of the 28.386.926 shares attributed to FMR LLC, it has sole voting power over 7.774.971 shares and sole dispositive power over all 28.386.926 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 15, 2007, which reported ownership as of December 31, 2007. FMR Corp. reported that it beneficially owned 18.425.233 shares representing 12,27% of the total Common Shares issued and outstanding at December 31, 2006 and 19.391.037 shares representing 13,06% of the total Common Shares issued and outstanding at December 31, 2005.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

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Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Corporate Governance Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

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A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Powers of board members, and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue Common Shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such Common Shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of Common Shares to be issued or rights to subscribe for Common Shares.

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a

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maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 20, 2007 the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital for an 18-month period from June 20, 2007 until December 20, 2008, without limitation against a price between one Euro cent (Euro 0,01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0,01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Certain provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting effective as of October 11, 2007, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

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During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22.000.000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2007, the commitment under these agreements totaled US$ 15,3 million.

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

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The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2007, the commitment under these agreements totaled US$ 15,3 million.

Subsequent Events

No events or transactions have occurred subsequently to December 31, 2007, that would have a material impact on the financial statements as presented.

Outlook

Nucleic acids and proteins play an increasingly important role in molecular biology and every single day, the commercial use of technologies based on nucleic acids disseminates into new applications and markets. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as infectious disease testing, prevalence testing in oncology and genetic testing as well as applied testing, such as forensics, veterinary diagnostics, testing of genetically modified organisms, or GMOs, and other food testing, quality control testing in drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45.000 academic and industrial research laboratories with more than 400.000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over

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500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds US$ 1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional US$ 800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence in the sample must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

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For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone initial test, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

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Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Venlo, The Netherlands, April 2008

Peer M. Schatz
Chief Executive Officer

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Corporate Governance Report

In the Netherlands, the Dutch Corporate Governance Code (the “Code”) became effective on January 1, 2004. The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, The Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of the members of the Managing Board and the Supervisory Board and shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

Corporate Structure

QIAGEN is a ‘Naamloze Vennootschap’ (“N.V.”), a Dutch limited liability company similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board under the supervision of a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

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Currently, our Managing Board consist of the following individuals:

Name	Age*	Position
Peer M. Schatz	42	Managing Director, Chief Executive Officer
Roland Sackers	39	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	47	Managing Director, Senior Vice President, Research and Development
Bernd Uder	50	Managing Director, Senior Vice President, Global Sales

*	As of January 25, 2008

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2007.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, members of the Managing Board may be suspended (but not dismissed) by the Supervisory Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

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The remuneration granted to the members of the Managing Board in 2007 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2007	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1.059,000	$437.000	$11.000	$1.507.000
Roland Sackers	$452.000	$162.000	$53.000	$667.000
Dr. Joachim Schorr	$291.000	$122.000	$27.000	$440.000
Bernd Uder	$311.000	$121.000	$20.000	$452.000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50.000 or 10% of the total salary and bonus reported in 2007 for the officer.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$80.000	114.551	318.175
Roland Sackers	$72.000	35.019	97.285
Dr. Joachim Schorr	$25.000	17.049	47.355
Bernd Uder	$47.000	17.276	47.986

Further details on the Remuneration Policy and its implementation during the fiscal year 2007 are disclosed in the Remuneration Report of the Compensation Committee which is published on the Company’s website at www.qiagen.com.

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Supervisory Board

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2007, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

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Currently, the Supervisory Board consist of the following members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	66	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Metin Colpan	52	Supervisory Director
Erik Hornnaess	70	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Dr. Werner Brandt	54	Supervisory Director and Chairman of the Audit Committee
Heino von Prondzynski	58	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 66, is a co-founder of the Company. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne, Neuraxo GmbH, Düsseldorf and Direvo AG, Köln. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

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Dr. Metin Colpan, 52, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 70, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

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Dr. Werner Brandt, 54, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany and SAP Systems Integration AG, Dresden, Germany.

Heino von Prondzynski, 58, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche (SWX: RO) where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of BBMedtech, Koninklijke Philips Electronics NV and Epigenomics.

Professor Dr. jur. Carsten P. Claussen, 80, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s website.

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Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as that term is defined in the provision III.3.2 and III 5.7 of the Code. The Audit Committee met six times in fiscal year 2007, whereof one meeting took place together with the external auditor and without the members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with laws and policies such as the Code of Conduct; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports prepared under US –GAAP (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

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The Compensation Committee consists of two members: Mr. Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met 13 times in fiscal year 2007. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application including stock rights or stock option grants on a monthly basis.

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board and the functioning of their individual members. The Selection and Appointment Committee is chaired by Professor Riesner with Mr. Hornnaess acting as vice chairman. The other members are individually involved on a case-by-case basis. The Selection and Appointment Committee did not convene in 2007 as there had been numerous discussions and meetings in 2006 which led to the appointment of Dr. Brandt and Mr. von Prondzynski as new members of the Supervisory Board.

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board US$ 15.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board US$ 10.000

•	Vice Chairman of the Supervisory Board US$ 5.000

•	Fee payable to each member of a committee US$ 2.500

•	Additional fee payable to a Chairman of a Committee US$ 5.000

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Members of the Supervisory Board also receive US$ 1.000 for attending the General Meeting and US$ 1.000 for attending each meeting of the Supervisory Board (not to exceed US$ 5.000 in the aggregate). Members of the Audit Committee receive US$ 1.000 for attending each meeting of the Audit Committee (not to exceed US$ 5.000 in the aggregate).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. In detail, the compensation of the Supervisory Board Members for 2007 consists of the following components:

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15.000	$15.000	$6.000	$2.500	$7.300	$45.800
Dr. Heinrich Hornef (1)	$7.500	$5.000	$6.000	$2.500	$3.700	$24.700
Dr. Metin Colpan	$15.000	—	$5.000	—	$7.300	$27.300
Dr. Franz A. Wirtz (1)	$7.500	$2.500	$4.500	$2.500	$3.700	$20.700
Erik Hornnaess	$15.000	$5.000	$10.000	$6.250	$7.300	$43.550
Prof. Dr. Manfred Karobath	$15.000	—	$5.000	$2.500	$7.300	$29.800
Dr. Werner Brandt (1)	$7.500	$2.500	$6.500	$1.250	$3.700	$21.450
Heino von Prondzynski (1)	$7.500	—	$4.500	$1.250	$3.700	$16.950

(1)	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to stand for re-election for another term as Supervisory Board members in 2007. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Drs. Hornef and Wirtz on the Supervisory Board following our 2007 General Meeting of Shareholders.

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

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Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1.942	5.387
Dr. Heinrich Hornef	—	6.734
Dr. Metin Colpan	1.942	5.387
Dr. Franz A. Wirtz	—	6.734
Erik Hornnaess	1.942	5.387
Prof. Dr. Manfred Karobath	1.942	5.387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2.750 per day for scientific consulting services subject to adjustment. During 2007 QIAGEN paid approximately US$ 471.000 to Dr. Colpan for scientific consulting services under this agreement.

Share Ownership

The following table sets forth certain information as of January 25, 2008 concerning the ownership of Common Shares by the members of the Managing Board and the Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1)		Percent Ownership (2)
Peer M. Schatz, Germany	1.482.064	(3)	*
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1.952.068	(7)	1.00%
Dr. Metin Colpan, Germany	6.342.025	(8)	3.25%
Erik Hornnaess, Spain	10.000	(9)	*
Professor Dr. Manfred Karobath, UK	0	(10)	*
Dr. Werner Brandt, Germany	800		*
Heino von Prondzynski	—		*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of January 25, 2008.

(1)	The number of Common Shares issued and outstanding as of January 25, 2008 was 195.496.779. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.

(2)	Does not include Common Shares subject to options or awards held by such persons at January 25, 2008. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

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(3)	Does not include 2.398.059 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 4,590 to US$ 20,563 per share. Options expire in increments during the period between May 2009 and February 2017.

(4)	Does not include 347.598 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 10,610 to US$ 20,563 per share. Options expire in increments during the period between September 2009 and February 2017.

(5)	Does not include 207.127 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 8,940 to US$ 17,900 per share. Options expire in increments during the period between October 2011 and February 2017.

(6)	Does not include 125.758 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 11,985 to US$ 20,563 per share. Options expire in increments during the period between March 2011 and February 2017.

(7)	Does not include 90.667 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 20,563 per share. Options expire in increments during the period between January 2010 and April 2017. Prof. Riesner also has the option to purchase 82.302 Common Shares through Thomé Asset Management & Controlling. Includes 1.952.068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(8)	Does not include 976.150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 20,563 per share. Options expire in increments during the period between May 2009 and April 2017. Includes 5.088.000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800.000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330.566 Common Shares through Thomé Asset Management & Controlling.

(9)	Does not include 112.000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 20,563 per share. Options expire in increments during the period between January 2009 and April 2017.

(10)	Does not include 90.000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 20,563 per share. Options expire in increments during the period between January 2010 and April 2017.

The following table sets forth the vested and unvested options of the Managing Board and Supervisory Board members as of January 25, 2008:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2.359.876	114.551	5/2009 to 2/2017	$4,590 to $20,563	318.175
Roland Sackers	347.598	23.346	9/2009 to 2/2017	$10,610 to $20,563	97.285
Dr. Joachim Schorr	201.444	17.049	10/2011 to 2/2017	$8,940 to $17,900	47.355
Bernd Uder	120.000	17.276	3/2011 to 2/2017	$11,985 to $20,563	47.986
Prof. Dr. Detlev H. Riesner	90.667	1.942	1/2010 to 4/2017	$6,018 to $20,563	5.387
Dr. Metin Colpan	976.150	1.942	5/2009 to 4/2017	$6,018 to $20,563	5.387
Erik Hornnaess	112.000	1.942	1/2009 to 4/2017	$6,018 to $20,563	5.387
Prof. Dr. Manfred Karobath	90.000	1.942	1/2010 to 4/2017	$6,018 to $20,563	5.387

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Shareholders

Our shareholders exercise their voting rights through the General Meeting. Resolutions are adopted by the General Meeting by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. At the General Meeting, each share confers the right to cast one vote, unless the law or the Articles of Association provide otherwise.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

The notice convening a General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed at the General Meeting, based on a nomination drawn up by the Supervisory Board. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts.

Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 18,1 million shares of common stock reserved and available for issuance under this plan at December 31, 2007.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 1,8 million shares of common stock reserved and available for issuance under these plans at December 31, 2007.

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Stock Options

During the year ended December 31, 2007 the Company granted 379.598 stock options. A summary of the status of the Company’s employee stock options as of December 31, 2007 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	11.716.539	$13,427
Assumed in acquisition	4.139.854	$9,238
Granted	379.598	$17,012
Exercised	(4.551.655)	$9,289
Forfeited and cancelled	(321.695)	$15,162

Outstanding at December 31, 2007	11.362.641	$13,633	5.31	$97.059.373

Exercisable at December 31, 2007	10.865.363	$13,494	5.14	$94.879.323

Vested and expected to vest at December 31, 2007	11.330.389	$13,622	0.05	$96.919.786

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4.139.854 stock options in the Company’s common stock.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. A summary of the Company’s restricted stock units as of December 31, 2007 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—
Granted	864.855
Assumed in acquisition	857.445
Vested	(127.273)
Forfeited and cancelled	(9.469)

Outstanding at December 31, 2007	1.585.558	3,85	$33.375.996

Vested and expected to vest at December 31, 2007	1.458.865	2,89	$30.709.108

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In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s awards into 857.445 restricted stock units of the Company’s common stock.

Risk Management

The Company has identified various risk factors for its business which are set forth in detail in the 2007 Managing Directors’ Report. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are as follows:

Functional Group	Risk Management Focus

Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. - contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

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As a publicly listed Company in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

Anti-Takeover Measures

In 2004, the Company granted an option to a Foundation (Stichting) which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders.

Comply or Explain

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting.

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Nonapplication of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The employment agreements of the Managing Directors with the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to management board members, it shall apply performance criteria.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN Common Shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s Common Shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options.

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3.	Best practice provision II.2.3 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

The members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive Common Shares at a future date. The number of granted restricted stock units is dependent on the achievement of pre-defined performance goals. Restricted stock units are usually structured such that 40% of a grant vest after three years, 50% after five years and the remaining 10% after ten years.

4.	Best practice provision II.2.6 recommends that the supervisory board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by management board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A management board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in The Netherlands we do not see a conflict with potential trades by Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

5.	Pursuant to best practice provision II.2.7 the maximum remuneration in the event of dismissal of a management board member is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1. above (best practice provision II.1.1), our Managing Directors have, in addition to their employment agreement with the Company, entered into employment agreements with certain QIAGEN affiliates which have a term of 24 months and 36 months respectively. In case of a termination of such agreements without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate such Managing Board Member for the remaining term of his employment agreement.

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6.	Best practice provision III.7.1 recommends that a supervisory board member should not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. Since 2007, members of the Supervisory Board were granted restricted stock units also. This practice is in compliance with international business practice in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

7.	Best practice provision III.7.3 recommends that the supervisory board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by supervisory board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A supervisory board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A supervisory board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement in item 1 above to best practice provision II.2.6.

8.	Pursuant to best practice provision IV.1.1, a general meeting of Shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting of Shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

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9.	Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date. All of QIAGEN´s shares are registered shares and all shareholders are welcome to a shareholders meeting, provided that a shareholder needs to inform the Company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to § 161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 4.2.3 paragraph 3

In particular, company stocks with a multi-year blocking period, stock options or comparable instruments (e.g. phantom stocks) serve as variable compensation components with long-term incentive effect and risk elements. Stock options and comparable instruments shall be related to demanding, relevant comparison parameters. Changing such performance targets or comparison parameters retroactively shall be excluded. For extraordinary, unforeseen developments a possibility of limitation (Cap) shall be agreed for by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN Common Shares with an exercise price that is 2% higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed to increase shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by

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peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

2.	Item 5.4.3 paragraph 1

Elections to the Supervisory Board shall be made on an individual basis.

Pursuant to QIAGEN’s Articles of Association, the members of its Supervisory Board stand for election every year. This is different to German Stock Corporations, where members of the Supervisory Board are appointed for a period of up to five years. Due to this difference between German and Dutch corporate law, we consider the election of Supervisory Board members on an individual basis as not appropriate for QIAGEN.

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FINANCIAL STATEMENTS

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2007 US$	December 31, 2006 US$
Assets
Current Assets:
Cash and cash equivalents	(12)	348.468.000	430.871.000
Current available-for-sale assets	(13)	2.313.000	52.782.000
Notes receivable		5.139.000	4.247.000
Trade accounts receivable	(14)	136.707.000	80.429.000
Inventories	(15)	88.346.000	64.085.000
Income taxes receivable		10.696.000	2.901.000
Prepaid expenses and other current assets	(16)	29.104.000	24.906.000

Total current assets		620.773.000	660.221.000

Non-Current Assets:
Property, plant and equipment	(17)	271.483.000	214.410.000
Goodwill	(18)	1.120.374.000	149.816.000
Intangible assets	(19)	714.760.000	153.971.000
Non-current available-for-sale assets	(13)	4.000.000	6.801.000
Deferred income taxes	(11)	126.282.000	37.223.000
Investments in equity-accounted investees	(20)	5.806.000	3.169.000
Other non-current assets		7.395.000	8.761.000

Total non-current assets		2.250.100.000	574.151.000

Total assets		2.870.873.000	1.234.372.000

Liabilities and Shareholders’ Equity
Current Liabilities:
Line of credit		4.000	0
Current financial debts	(21)	2.044.000	8.642.000
Current finance lease obligations	(27)	2.769.000	823.000
Trade accounts payable		40.379.000	23.249.000
Provisions	(22)	5.714.000	5.017.000
Income taxes payable		13.098.000	14.142.000
Accrued expenses and other current liabilities	(23)	91.607.000	55.169.000

Total current liabilities		155.615.000	107.042.000

Non-Current Liabilities:
Non-current financial debts	(21)	875.044.000	403.547.000
Non-current finance lease obligations	(27)	33.017.000	12.009.000
Deferred income taxes	(11)	272.347.000	62.129.000
Other non-current liabilities		8.309.000	5.725.000

Total non-current liabilities		1.188.717.000	483.410.000

Shareholders’ Equity Attributable to Equity Holders of the Parent:	(24)
Common shares, EUR 0,01 par value: Authorized–410.000.000 shares
Issued and outstanding–195.335.076 shares in 2007 and 150.167.540 shares in 2006		2.175.000	1.535.000
Share premium		1.099.110.000	327.226.000
Retained earnings	(25)	347.683.000	273.312.000
Other reserves		2.124.000	1.114.000
Cumulative foreign currency translation adjustments		74.896.000	40.733.000

Total shareholders’ equity attributable to equity holders of the parent		1.525.988.000	643.920.000

Minority interest		553.000	0

Total equity		1.526.541.000	643.920.000

Total liabilities and shareholders’ equity		2.870.873.000	1.234.372.000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Notes	Year ended December 31, 2007 US$	Year ended December 31, 2006 US$
Revenues	(5)	649.774.000	465.778.000
Cost of sales		(213.872.000)	(145.257.000)
Cost of sales-restructuring related		(2.839.000)	(2.046.000)

Gross profit		433.063.000	318.475.000

Operating Expenses:
Research and development		(56.348.000)	(32.306.000)
Sales and marketing		(172.569.000)	(118.028.000)
General and administrative		(72.166.000)	(48.597.000)
Acquisition. integration and related costs	(4)	(14.991.000)	(6.061.000)
Relocation and restructuring costs	(7)	(696.000)	(4.943.000)
Other income		1.189.000	602.000
Other expense		(2.364.000)	(966.000)

Total operating expenses		(317.945.000)	(210.299.000)

Income from operations		115.118.000	108.176.000

Non-Operating Income (Expense):
Financial income	(8)	19.540.000	16.424.000
Financial expense	(8)	(40.253.000)	(21.227.000)
Foreign currency gains (losses), net	(8)	2.019.000	(660.000)
Gain (loss) from investments in equity-accounted investees	(20)	1.276.000	981.000

Total non-operating income (expense)		(17.418.000)	(4.482.000)

Income before income taxes		97.700.000	103.694.000
Income taxes	(11)	(23.280.000)	(30.381.000)

Profit for the year		74.420.000	73.313.000

Profit attributable to
Equity holders of the parent		74.371.000	73.313.000
Minority interest		49.000	0

		74.420.000	73.313.000

Weighted average number of common shares
- basic	(3)	168.457.000	149.504.000
- diluted	(3)	172.173.000	152.139.000
Earnings per common share
- basic	(3)	0.44	0.49
- diluted	(3)	0.43	0.48
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Common Shares
	Notes	Shares	Amount US$	Share Premium US$	Retained Earnings US$	Other Reserves US$	Cumulative Foreign Currency Translation Adjustment US$	Minority Interest US$	Total US$
BALANCE - December 31, 2005		148.455.864	1.513.000	265.143.000	199.999.000	1.096.000	15.505.000	0	483.256.000

Unrealized loss, net on forward contracts	(30)	0	0	0	0	(539.000)	0	0	(539.000)
Realized loss, net on forward contracts	(30)	0	0	0	0	2.122.000	0	0	2.122.000
Unrealized loss, net on marketable securities	(13)	0	0	0	0	(1.565.000)	0	0	(1.565.000)
Translation adjustment		0	0	0	0	0	25.228.000	0	25.228.000

Total income and expense for the year directly recognized in equity		0	0	0	0	18.000	25.228.000	0	25.246.000

Profit for the year		0	0	0	73.313.000	0	0	0	73.313.000

Total income and expense for the year		0	0	0	73.313.000	18.000	25.228.000	0	98.559.000

Issue of convertible debt	(21)	0	0	41.540.000	0	0	0	0	41.540.000
Stock issued for Genaco Biomedical Products, Inc. acquisition	(4)	125.000	2.000	1.846.000	0	0	0	0	1.848.000
Common stock issuances under employee stock plans		1.586.676	20.000	10.986.000	0	0	0	0	11.006.000
Tax benefit of employee stock plans		0	0	7.385.000	0	0	0	0	7.385.000
Share-based payments	(26)	0	0	326.000	0	0	0	0	326.000

BALANCE - December 31, 2006		150.167.540	1.535.000	327.226.000	273.312.000	1.114.000	40.733.000	0	643.920.000

Unrealized gain, net on forward contracts	(30)	0	0	0	0	903.000	0	0	903.000
Realized loss, net on forward contracts	(30)	0	0	0	0	611.000	0	0	611.000
Unrealized loss, net on marketable securities	(13)	0	0	0	0	(503.000)	0	0	(503.000)
Realized gain, net on marketable securities	(13)	0	0	0	0	(1.000)	0	0	(1.000)
Translation adjustment		0	0	0	0	0	34.163.000	0	34.163.000

Total income and expense for the year directly recognized in equity		0	0	0	0	1.010.000	34.163.000	0	35.173.000

Profit for the year		0	0	0	74.371.000	0	0	49.000	74.420.000

Total income and expense for the year		0	0	0	74.371.000	1.010.000	34.163.000	49.000	109.593.000

Acquisition of minority interest		0	0	0	0	0	0	504.000	504.000
Stock issued for the acquisition of eGene Inc.	(4)	870.444	12.000	15.893.000	0	0	0	0	15.905.000
Stock issued for the acquisition of Digene Corp.	(4)	39.618.164	563.000	660.268.000	0	0	0	0	660.831.000
Equity awards issued in connection with the acquisition of Digene Corp.	(4)	0	0	33.212.000	0	0	0	0	33.212.000
Proceeds from subscription receivables		0	0	675.000	0	0	0	0	675.000
Common stock issuances under employee stock plans		4.678.928	65.000	42.217.000	0	0	0	0	42.282.000
Tax benefit of employee stock plans		0	0	9.773.000	0	0	0	0	9.773.000
Share-based payments	(26)	0	0	9.846.000	0	0	0	0	9.846.000

BALANCE - December 31, 2007		195.335.076	2.175.000	1.099.110.000	347.683.000	2.124.000	74.896.000	553.000	1.526.541.000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year ended December 31, 2007 US$	Year ended December 31, 2006 US$
Cash Flows From Operating Activities:
Net income		74.420.000	73.313.000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	(17/19)	69.542.000	31.958.000
Acquisition and restructure costs		2.839.000	4.745.000
Capitalization of development expenses and purchased in-process research and development		(13.472.000)	(10.383.000)
Provision for losses on accounts receivable		1.807.000	378.000
Deferred income taxes		2.645.000	11.457.000
Stock option expenses	(26)	9.847.000	326.000
(Gain) loss on disposition of property and equipment		1.566.000	1.262.000
(Gain) loss on investments in equity-accounted investees	(20)	(1.276.000)	(981.000)
Other		0	500.000
(Increase) decrease in:
Notes receivable		(572.000)	346.000
Accounts receivable		(20.806.000)	(3.621.000)
Income taxes receivable		(7.598.000)	(5.385.000)
Inventories		(8.738.000)	(4.202.000)
Prepaid expenses and other assets		(4.590.000)	940.000
Other assets		(2.083.000)	362.000
Increase (decrease) in:
Accounts payable		1.513.000	2.162.000
Accrued and other liabilities		(23.863.000)	2.426.000
Income taxes payable		12.597.000	682.000
Other liabilties		2.536.000	3.090.000

Net cash provided by operating activities		96.314.000	109.375.000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment		(34.492.000)	(28.995.000)
Proceeds from sale of equipment		715.000	1.256.000
Purchases of intangible assets		(24.122.000)	(6.358.000)
Purchases of investments in equity-accounted investees and available-for-sale financial assets		(747.000)	0
Collections of note receivable in connection with disposed synthetic DNA business unit		5.106.000	652.000
Purchases of marketable securities		(45.444.000)	(56.606.000)
Sales of marketable securitities	(13)	299.005.000	20.000.000
Cash paid for acquisitions, net of cash acquired	(4)	(859.692.000)	(95.379.000)

Net cash used in investing activities		(659.671.000)	(165.430.000)

Cash Flows From Financing Activities:
Proceeds from debt		780.018.000	295.022.000
Repayments of debt		(337.811.000)	(9.825.000)
Principal payments on finance leases		(1.979.000)	(745.000)
Proceeds from subscription receivable		675.000	0
Issuance of common shares		42.282.000	11.006.000

Net cash provided by financing activities		483.185.000	295.458.000

Effect of exchange rate changes on cash and cash equivalents		(2.231.000)	(510.000)
Net increase (decrease) in cash and cash equivalents		(82.403.000)	238.893.000
Cash and Cash Equivalents, beginning of year		430.871.000	191.978.000

Cash and Cash Equivalents, end of year		348.468.000	430.871.000

Supplemental Cash Flow Disclosures:
Cash paid for interest		9.231.000	11.244.000
Cash received for interest		19.540.000	16.002.000
Cash paid for taxes		14.234.000	36.384.000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.	Description of Business

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (the Company, Group or ‘QIAGEN’) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection and nucleic acid and protein handling, separation and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

During 2007, the Company acquired eGene Inc. and Digene Corporation. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

2.	Summary of Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements of the QIAGEN Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. In view of the international nature of the Group’s activities and due to the fact that more of the Group’s revenues are denominated in U.S. dollars (US$) than in any other single currency, the consolidated financial statements are presented in that currency (if roundings have been used, this has been displayed).

The Company has adopted all IFRSs in these consolidated financial statements that were issued and became effective before December 31, 2007, and are relevant to its operations. No material impact resulted from the adoption of new standards, amendments and interpretations in 2007. The introduction of IFRS 7 ‘Financial Instruments: Disclosures’ and the application of the amendments to IAS 1 ‘Presentation of Financial Statements’ resulted in a number of additional disclosures.

QIAGEN did not opt for early adoption of the following new standards, amendments and interpretations which will be mandatory for QIAGEN for annual periods beginning on or after January 1, 2008, or later years:

•	IAS 1 Revised ‘Presentation of Financial Statements’ which separates owner and non-owner changes in equity.

•

IAS 23 (Amendment) ‘Borrowing Costs’ which removes the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets.

•

Amendments to IAS 32 and IAS 1 ‘Puttable Financial Instruments’ which require certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met and require disclosure of certain information relating to puttable instruments classified as equity.

•

IFRS 2 ‘Share-based Payments – Vesting Conditions and Cancellations’ which restricts the definition of ‘vesting condition’ to a condition that includes an explicit or implicit requirement to provide services.

•

IFRS 3R ‘Business Combinations’ and IAS 27R ‘Consolidated and Separate Financial Statements’ which introduce a number of changes in the accounting for business combinations and require that a change in the ownership interest of a subsidiary is accounted for as an equity transaction.

•

IFRS 8 ‘Operating Segments’ which introduces the requirement to report financial and descriptive information about operating segments on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources.

•	IFRIC 11 ‘Group and Treasury Share Transactions’.

•	IFRIC 12 ‘Service Concession Arrangements’.

•	IFRIC 13 ‘Customer Loyalty Programs’.

•

IFRIC 14 ‘IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ which provides further clarification on the recognition of defined benefit assets for economic benefits available in the form of refunds from a defined benefit plan or reductions of future contributions to the plan, particularly when a minimum funding requirement exists.

QIAGEN will only adopt new standards, amendments and interpretations which have been endorsed by the European Union (EU). QIAGEN expects that the adoption of these new standards, amendments and interpretations in future periods will have no material impact on its consolidated financial statements.

As provided in section 402 of the Dutch Civil Code, Book 2, the company income statement of QIAGEN N.V. includes only the net income from group companies and affiliates after tax and other income after tax, as the Company’s figures are included in these consolidated financial statements.

2.2	Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under 2.20 ‘Impairment of Assets’. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under 2.6 ‘Research and Development’. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits.

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favourable or unfavourable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated under 2.11 ‘Taxation’. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under 26. ‘Share-Based Payments’. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: These are the dividends expected on the shares (if appropriate).

•

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2 ‘Share-based Payment’. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units:

Restricted stock units represent rights to receive common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant is amortized to expense over the vesting period. Pre-vesting forfeitures were estimated to be approximately 5,1%.

2.3	Consolidation

The consolidated financial statements include all companies in which the Group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation as from the date on which control is transferred to the Group, while companies sold are excluded from the consolidation as from the date that control ceases. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Investments in companies over which the Group is able to exercise significant influence (investments in associates), generally participations of 20% or more of the voting power, but over which it does not exercise management control, and joint ventures are accounted for by using the equity method. Such investments are initially recognized at cost and subsequently adjusted for the Group’s share of net income and equity.

2.4	Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$). The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Balance sheets prepared in their functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity.

2.5	Revenue Recognition

Revenue from the sale of products and from the sale and/or licensing of technologies is recognized upon transfer of significant risks and rewards of ownership to the customer. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period.

Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the Group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

Consumable Products

Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes service revenues on a completed contract basis.

Other

Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

2.6	Research and Development

Expenditure on research activities is recognized in the income statement as an expense as incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years) and are tested for impairment in accordance with the accounting policy stated in 2.20 ‘Impairment of Assets’.

2.7	Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Otherwise, payments received under Government grants are recorded as liabilities in the balance sheet. When the grant relates to an expense item, it is recognized over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value of the grant is deducted from the carrying amount of the asset, resulting in a reduction of the depreciation of the asset.

2.8	Borrowing Costs

Borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are capitalized for qualifying assets of property, plant and equipment.

2.9	Pension Obligations

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

2.10	Share-Based Payments

The Company has a stock option plan, which is described in detail under 26. ‘Share-Based Payments’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

2.11	Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

2.12	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have a maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. The Company maintains its cash accounts in highly qualified institutions.

2.13	Trade Accounts Receivable

Trade accounts receivable are measured at the amount the item is initially recognized less any impairment losses. Impairments, which take the form of allowances, make adequate provision for the expected credit risk based on internal credit ratings; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of circumstances impacting this decision, it is within the responsibility of the respective local managers.

2.14	Inventories

Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

2.15	Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings	three to fourty years
Machinery and equipment	two to ten years
Computer software	one to five years
Furniture and office equipment	two to ten years
Leasehold improvements	over the shorter of the lease term and the useful life of the asset

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

2.16	Leases

Leases of items of property, plant and equipment under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment. The items of property, plant and equipment which are acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the Group’s depreciation policy and the lease term. The corresponding liabilities, net of financing charges, are included in the current and non-current portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

QIAGEN acts as a lessor in connection with certain operating leases and continues to recognize the leased assets in its balance sheet. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of instruments. Due to the insignificance of these lease agreements the Company did not disclose all required information.

At the inception of all material arrangements an assessment is performed based on all available facts and circumstances whether the respective arrangements contain leases. A reassessment is performed only, if specified indicators are apparent.

2.17	Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s share of the fair value of the net assets acquired, at the date of acquisition. Goodwill is stated at cost less accumulated impairment losses. Goodwill is tested for impairment at least annually.

2.18	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives:

Technology rights and patents	five to fourteen years
Computer software	one to five years
Development expenses	three to fourteen years
Other intellectual properties	three to fourteen years

The amortization expense on intangible assets is recognized in the income statement in the expense category consistent with the function of the intangible asset.

2.19	Financial Assets

The Group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as current and non-current financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be measured reliably, which are measured at cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

Reversals in respect of equity instruments classified as available for sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and / or purchased option (including a cash settled option or similar provision) on the transferred assets, the extent of the Group’s continuing involvement is the amount of the transferred assets that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on assets measured at fair value the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

2.20	Impairment of Assets

Items of property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed at least annually for impairment losses, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

2.21	Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

2.22	Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost, representing the fair value at inception, and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on whether the derivative is designated to hedge a specific risk and qualifies for hedge accounting. The Group designates certain derivatives which qualify as hedges for accounting purposes as a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as income or expense in the same period in which the forecasted transaction affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivatives transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

2.23	Financial Debts

Financial debts are recognized initially at fair value of the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders’ equity; the value of the conversion option is not changed in subsequent periods.

Financial liabilities are derecognized when the obligations under the liabilities are discharged or cancelled or expire.

Where existing financial liabilities are replaced by other liabilities from the same lender on substantially different terms, or the terms of existing liabilities are substantially modified, such exchanges or modifications are treated as a derecognition of the original liabilities and the recognition of new liabilities, and the difference in the respective carrying amounts is recognized in the income statement.

2.24	Segment Reporting

The Group’s primary reporting format for segment reporting is geographical segments and the secondary reporting format is business segment. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. The risk and return of the Group’s operations are primarily determined by the geographical location of the operations. This is reflected by the Group’s organizational structure and internal financial reporting system.

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. The consumables business segment and the instruments business segment have been identified as the Companies business segments. The consumables business segment makes up for more than 90% of the revenues of the Group, for more than 90 % of the combined result of the Group and for more than 90% of the total assets of the Group as of December 31, 2007 and 2006, respectively. Accordingly, the consumables business segment is considered to be the dominant business segment and any secondary segment reporting is omitted in accordance with materiality considerations.

2.25	Cash Flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheets as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2006 and 2007 such eliminations primarily related to non-cash impacts from the convertible bonds.

3.	Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Basic Earnings Per Share (US$)	2007	2006
Total net income attributable to equity holders of the parent	74.371.000	73.313.000
Weighted average number of common shares used to compute basic net income per common share	168.457.000	149.504.000

Basic earnings per share	0.44	0.49

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2007, share equivalents of 3.716.000 common shares (2006: 2.635.000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In 2007, 2.207.000 outstanding stock options (2006: 3.309.000 stock options) were not considered in the calculation as they were anti-dilutive.

For the convertible bonds, the number of shares into which the bonds are assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bonds were converted. In 2007 and 2006, the effect of the convertible bonds was excluded from calculating diluted earnings per share as it was antidilutive.

Diluted Earnings Per Share (US$)	2007	2006
Total net income (adjusted) attributable to equity holders of the parent	74.371.000	73.313.000
Weighted average number of common shares used to compute diluted net income per common share	172.173.000	152.139.000

Diluted earnings per share	0.43	0.48

4.	Acquisitions

4.1	Acquisitions in 2007

On July 9, 2007, the Company completed the acquisition of eGene, Inc. pursuant to which eGene, Inc. (eGene) became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California, that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received US$ 0,65 in cash and 0,0416 common shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately US$ 30,6 million, consisting of approximately US$ 14,6 million in cash, including direct acquisition costs of approximately US$ 599.000 and net of US$ 202.000 cash acquired, and 873.911 QIAGEN common shares valued at US$ 16,0 million. As of December 31, 2007, 3.467 shares of the purchase price were remaining to be issued.

On June 3, 2007, the Company and Digene Corporation announced a merger agreement, under which QIAGEN would acquire Digene Corporation (Digene) in a transaction consisting of 55% cash and 45% QIAGEN common shares and would combine the Company’s leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in human papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. In July 2007, the Company successfully completed its exchange offer and, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

Net of US$ 17,5 million in cash acquired, the aggregate purchase consideration amounted to approximately US$ 1,5 billion and consisted of approximately US$ 856,0 million in cash, including direct acquisition costs of approximately US$ 19,4 million, 39,6 million QIAGEN common shares valued at US$ 660,8 million and US$ 33,2 million in exchanged equity awards. The estimated fair value of common shares was determined using a price of US$ 16,68 per share, The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0,73 to 1.46 years, risk-free interest rate ranging from 4,67% to 4,75%, expected volatility ranging from 26,5% to 26,9% and no dividend yield.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include:

•	use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products;

•	use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products;

•	and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of deferred tax assets acquired with the acquisition of Digene and the determinations of the final accrual amounts for the restructuring in connection with the acquisition of Digene.

The preliminary allocation is as follows:

Preliminary Purchase Price Allocation (US$ ‘000)	eGene	Digene	Total
Purchase Price
Stock issued or to be issued	15.967	660.831	676.798
Cash, including direct cost	14.812	856.032	870.844
Exchanged equity awards	0	33.212	33.212
Cash acquired	(202)	(17.534)	(17.736)

	30.577	1.532.541	1.563.118

Preliminary Allocation
Working capital	(2.973)	198.777	195.804
Fixed and other non-current assets	234	40.341	40.575
Product technology and know-how	12.400	252.000	264.400
Patented technology	0	138.000	138.000
In-process R&D	900	25.000	25.900
Customer relationships	700	93.000	93.700
Tradenames	0	21.000	21.000
Goodwill	24.834	948.361	973.195
Deferred tax liability on fair value of			0
intangible assets acquired	(4.960)	(153.231)	(158.191)

Liabilities assumed	(558)	(30.707)	(31.265)

	30.577	1.532.541	1.563.118

The amortization periods for intangible assets acquired are 10 years for product technology and in-process R&D, 12 years for patented technology, 10 and 12 years for customer relationships and 12 years for tradenames.

In 2007 acquisition related intangible amortization in the amount of US$ 24,0 million is included in cost of sales (2006: US$ 6,1 million which in prior year were included in R&D expenses; in order to correspond to the current year presentation this amount has been reclassified to cost of sales) and acquisition related intangible amortization in the amount of US$ 7,7 million is included in S&M expenses (2006: US$ 2,1 million).

The following tables state the carrying amounts of each class of the acquired assets and liabilities at the acquisition date for eGene and Digene:

eGene - Carrying Values and Fair Values at Acquisition Date (US$)	Fair Value	Carrying Value
Current Assets
Cash and cash equivalents	202.000	202.000
Trade accounts receivable	435.000	435.000
Inventories	663.000	663.000
Other current assets	20.000	20.000
Non-Current Assets
Property, plant and equipment	211.000	211.000
Intangible assets	14.000.000	1.138.000
Other non-current assets	23.000	23.000

	15.554.000	2.692.000

Current Liabilities
Line of credit	558.000	558.000
Trade accounts payable	1.079.000	1.079.000
Other current liabilities	3.013.000	3.013.000
Non-Current Liabilities
Deferred income taxes	4.960.000	0

	9.610.000	4.650.000

Digene - Carrying Values and Fair Values at Acquisition Date (US$)	Fair Value	Carrying Value
Current Assets
Cash and cash equivalents	17.534.000	17.534.000
Marketable securities	196.547.000	196.569.000
Trade accounts receivable	30.445.000	30.445.000
Inventories	13.418.000	10.924.000
Other current assets	4.179.000	12.496.000
Non-Current Assets
Property, plant and equipment	39.407.000	41.799.000
Intangible assets	529.000.000	8.866.000
Other non-current assets	934.000	17.784.000

	831.464.000	336.417.000

Current Liabilities
Trade accounts payable	13.646.000	13.646.000
Finance lease obligations	1.789.000	1.789.000
Other current liabilities	30.377.000	50.106.000
Non-Current Liabilities
Finance lease obligations	21.855.000	21.855.000
Deferred income taxes	153.231.000	0
Other non-current liabilities	6.114.000	6.114.000

	227.012.000	93.510.000

4.2	Acquisitions in 2006

During 2006, the Company completed seven acquisitions which individually were not significant to the overall consolidated financial statements. The aggregate purchase price of these 2006 acquisitions, net of cash acquired was US$ 88,3 million, including the issuance of 125.000 shares of QIAGEN common stock valued at US$ 1,8 million (determined based on the published price of the shares at the date of exchange).

•

In the fourth quarter of 2006, the Company completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama, USA. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop TemplexTM molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with the Company’s portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. The Company also acquired former distributors PhileKorea Technology Inc., located in Daejeon, South Korea, and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, the Company completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, USA, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expanded the Company’s position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expanded the Company’s direct presence in one of the most dynamic regions of the Company’s global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, the Company completed two acquisitions: PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition supported the Company’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The Company also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include:

•	use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products;

•	use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products;

•	and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price was based on estimates of the fair value of the net assets acquired.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Using the results of independent and internally prepared appraisals, the purchase prices for the 2006 and acquisitions have been allocated as follows:

2006 Acquisitions (US$)	Total
Purchase price
Cash (including direct costs)	90.454.000
Stock issued (125.000 common shares)	1.847.000
Cash acquired	(4.017.000)

88.284.000

Allocation
Working capital	6.256.000
Property, plant and equipment and other non-current assets	5.580.000
Developed technology	26.600.000
In-process R&D	2.200.000
Customer relationships	10.887.000
Tradenames	2.000.000
Non-compete agreements	1.525.000
Goodwill	48.324.000
Liabilities assumed	(3.233.000)
Deferred tax liabilities	(11.855.000)

88.284.000

The amortization periods for intangible assets acquired are between 10 and 14 years for developed technology and in-process R&D, between 8 and 10 years for customer relationships, between 5 and 10 years for tradenames and between 3 and 4 years for non-compete agreements.

The following table states the carrying amounts of each class of the acquired assets and liabilities at the acquisition date:

Carrying Values and Fair Values at Acquisition Date (US$)	Fair Value	Carrying Value
Working Capital
Marketable securities	500.000	500.000
Trade accounts receivable	9.679.000	9.679.000
Inventories	3.646.000	3.646.000
Other receivables	3.775.000	3.775.000
Prepaid expenses	160.000	160.000
Trade accounts payable	(3.255.000)	(3.255.000)
Provisions and accrued expenses	(838.000)	(838.000)
Other liabilities	(6.478.000)	(5.593.000)
Income taxes payable	(933.000)	(933.000)

	6.256.000	7.141.000

Property, plant and equipment and other non-current assets	5.580.000	5.580.000

4.3	Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2007 and 2006, pro forma net sales would have been US$ 760,3 million and US$ 643,4 million and pro forma net income would have been US$ 68,0 million and US$ 57,8 million, pro forma basic net income per common share would have been US$ 0,40 and US$ 0,39, and pro forma diluted net income per common share would have been US$ 0,39 and US$ 0,38, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Due to the integration of the acquired entities into the existing structure of the Group it is impracticable to disclose the amount of the acquirees’ profit or loss which relates to the period subsequently to the acquisition and which is included in the profit of the Company for fiscal years 2007 and 2006.

4.4	Acquisition, Integration and Related Costs

During 2007, we recorded costs of US$ 15,0 million related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations. An amount of US$ 2,9 million relates to R&D expenses, an amount of 2,7 million to S&M expenses and an amount of 9,4 million to G&A expenses. During 2007, a total of US$ 2,8 million was expensed to acquisition-related costs within cost of sales. As we further integrate the acquired companies, we expect to continue to incur acquisition, integration and related costs in 2008.

Costs related to acquisition and integration activities during 2006 totaled US$ 6,1 million, including US$ 1,0 million in severance and employee-related costs, US$ 2,5 million of costs related to acquisition integrations and US$ 2,6 million for the impairment of assets.

5.	Revenues

Revenues (US$)	2007	2006
Product sales	646.404.000	462.823.000
Royalty and license income	3.370.000	2.955.000

	649.774.000	465.778.000

6.	Government Grants

The Company has received cost grants and investment grants. In 2007 the Company recorded income from Government grants in the amount of US$ 1.790.000 (2006: US$ 795.000). As of December 31, 2007, liabilities in the amount of US$ 1.670.000 (December 31, 2006: US$ 456.000) are recorded with respect to grants which have been received but for which not all conditions have been met.

7.	Relocation and Restructuring Costs

Relocation and restructuring costs amount to US$ 696.000 in 2007 (2006: US$ 4.943.000). These costs are primarily related to the restructuring of acquired businesses located in Norway and North America. The entire amount relates to G&A expenses. With respect to changes in the provision for relocation and restructuring for the year ended December 31, 2007, reference is made to 22. ‘Provisions’.

8.	Financial Income (Expense), Net

Financial Income (Expense), Net (US$)	2007	2006
Financial income	19.540.000	16.424.000
Financial expense	(40.253.000)	(21.227.000)
Foreign currency gains (losses), net	2.019.000	(660.000)

	(18.694.000)	(5.463.000)

The increase in financial expense in 2007 as compared to 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

Reference is made to note 31. ‘Additional Information for Financial Instruments’ with respect to financial income and expense related to financial instruments.

9.	Other Income / Other Expense

Other income and other expense include income and expense resulting from transactions that are outside the core Group business such as non-operating unrealized losses and losses on disposal of available-for-sale equity investments, donations to charitable and other foundations etc.

10.	Personnel Costs

Personnel costs amounted to US$ 187,2 million in 2007 (2006: US$ 133,0 million). As of December 31, 2007, there were 2.662 employees within the Group (December 31, 2006: 1.954).

Personnel Costs (US$)	2007	2006
Salaries and wages	123.809.000	87.797.000
Social security	25.906.000	19.082.000
Other	37.481.000	26.165.000

	187.196.000	133.044.000

11.	Income Taxes

Major components of income tax expense for the years ended December 31, 2007 and 2006, are:

Income tax provision (US$)	2007	2006
Current income tax
Current income tax charge	30.775.000	21.690.000
Adjustment in respect of current income tax of previous years	(3.806.000)	51.000
Deferred income tax
Relating to origination and reversal of temporary differences	404.000	8.441.000
Relating to changes in tax rates	(4.093.000)	199.000

	23.280.000	30.381.000

The applicable statutory income tax rate in The Netherlands decreased from 29,6% in 2006 to 25,5% in 2007 due to changes in the tax laws. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate for the years ended December 31, 2007 and 2006, is as follows:

Reconciliation of income tax expense (‘000 US$)	2007	2006
Accounting profit before tax	97.700	103.694

At Dutch statutory income tax rate of 25,5% (2006: 29,6%)	24.914	30.693
Income from tax rate differences	9.755	6.916
Income taxes related to changes in tax rates	(4.093)	199
Income tax impact from permanent differences	(3.825)	(1.944)
Income tax impact related to Stock Option Plan (stock price fluctuations)	(3.644)	(6.390)
Other	173	907

	23.280	30.381

The effective income tax rate amounts to 23,8% in 2007 (29,3% in 2006).

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries with few exceptions are no longer subject to income tax examinations by tax authorities for years before 2004.

Deferred income tax at December 31, 2007 and 2006, relates to the following:

Deferred taxes (US$)	Dec. 31, 2007	Dec. 31, 2006	Change
Deferred tax assets
NOL carryforward	44.984.000	8.861.000	36.123.000
Accrued liabilities	17.375.000	4.937.000	12.438.000
Inventories	7.027.000	5.618.000	1.409.000
Allowance for bad debts	795.000	625.000	170.000
Currency Revaluation	531.000	0	531.000
Depreciation and amortization	2.576.000	288.000	2.288.000
Tax credits	4.396.000	618.000	3.778.000
Finance lease	674.000	749.000	(75.000)
Intangibles	1.917.000	4.767.000	(2.850.000)
Equity awards	32.940.000	15.643.000	17.297.000
Other	1.655.000	532.000	1.123.000

Gross deferred income tax asset	114.870.000	42.638.000

Deferred tax liabilities
Accrued liabilities	(1.413.000)	(1.775.000)	362.000
Inventories	(817.000)	(542.000)	(275.000)
Allowance for bad debts	(15.000)	(221.000)	206.000
Currency Revaluation	(2.384.000)	(4.894.000)	2.510.000
Depreciation and amortization	(7.778.000)	(9.950.000)	2.172.000
Finance lease	(378.000)	0	(378.000)
Intangibles	(225.269.000)	(26.297.000)	(198.972.000)
Bifircation of convertible debt	(20.755.000)	(23.449.000)	2.694.000
Unremitted profits earnings	(1.055.000)	0	(1.055.000)
Other	(1.071.000)	(416.000)	(655.000)

Gross deferred income tax liability	(260.935.000)	(67.544.000)

Net deferred tax assets (liabilities)	(146.065.000)	(24.906.000)

Change in deferred taxes thereof deferred income tax provision	3.689.000	(8.640.000)
thereof booked during purchase accounting	(121.422.000)	(10.766.000)
thereof booked through equity	(3.426.000)	138.000

	(121.159.000)	(19.268.000)

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2007 and 2006, as follows:

Deferred taxes (US$)	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets	126.282.000	37.223.000
Deferred tax liabilities	(272.347.000)	(62.129.000)

Net deferred tax assets (liabilities)	(146.065.000)	(24.906.000)

As of December 31, 2006, the Company had net operating losses (NOL) carryforwards in The Netherlands totaling approximately US$ 7,9 million which were utilized in 2007.

At December 31, 2007, the Company had US$ 129,6 million and US$ 142,7 million of U.S. federal and state NOL carryforwards, respectively. These amounts include US$ 5,4 million related to deductions for equity awards. These net operating losses have, for the most part, been acquired in our recent acquisitions and a portion of these NOL’s are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2007 and 2006, the Company had other foreign NOL carryforwards totaling approximately US$ 39,6 million and US$ 27,0 million, respectively. These NOL’s were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOL’s, approximately US$ 19,7 million at December 31, 2007, expire in various years through 2020. The balance does not expire.

Deferred tax assets have been recognized to the extent that it is probable that future taxable profits will be available against which these NOL carryforwards can be utilized. For NOL carryforwards resulting in deferred tax assets amounting to US$ 14,4 million and US$ 10,7 million as of December 31, 2007 and 2006, respectively, no deferred tax assets were recognized as the future utilization was not probable. In case these NOL carryforwards could be used in future periods, deferred tax assets of US$ 13,8 million would reduce goodwill of an acquired business.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2007, the Company had deferred income tax liabilities of approximately US$ 1,1 million for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. It is not practicable to determine the amount of income tax payable in the event we repatriated all undistributed foreign earnings.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Present obligations that are probable to result in an outflow of resources are included in income taxes payable.

12.	Cash and Cash Equivalents

Cash and Cash Equivalents (US$)	Dec. 31, 2007	Dec. 31, 2006
Cash at bank and on hand	122.261.000	324.812.000
Short-term bank deposits	226.207.000	106.059.000

	348.468.000	430.871.000

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating (minimum rating A).

13.	Available-For-Sale Financial Assets

Available-For-Sale Financial Assets (US$)	Dec. 31, 2007	Dec. 31, 2006
Available-for-sale equity securities	6.313.000	6.801.000
Available-for-sale debt securities	0	52.782.000

Total available-for-sale financial assets	6.313.000	59.583.000

- thereof current available-for-sale financial assets	2.313.000	52.782.000
- thereof non-current available-for-sale financial assets	4.000.000	6.801.000

Available-For-Sale Financial Assets (US$)	Cost Dec. 31, 2007	Gross unrealized gains Dec. 31, 2007	Gross unrealized losses Dec. 31, 2007	Dec. 31, 2007
Available-for-sale equity securities	5.413.000	900.000	0	6.313.000
Available-for-sale debt securities	0	0	0	0

	5.413.000	900.000	0	6.313.000

(US$)	Cost Dec.,31, 2006	Gross unrealized gains Dec, 31, 2006	Gross unrealized losses Dec. 31, 2006	Dec. 31, 2006
Available-for-sale equity securities	5.413.000	1.388.000	0	6.801.000
Available-for-sale debt securities	52.754.000	92.000	(64.000)	52.782.000

	58.167.000	1.480.000	(64.000)	59.583.000

The Company has made strategic investments in certain companies that are classified as available-for-sale equity securities. These investments are carried at fair value. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

At December 31, 2007 and 2006, the Company held 289.096 shares in Coley Pharmaceutical Group, Inc. (CPG). At December 31, 2007, the shares in CPG have a fair market value of US$ 2,3 million and a cost of US$ 1,4 million (December 31, 2006: fair market value of US$ 2,8 million and a cost of US$ 1,4 million). In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for US$ 8 per share. Upon the exchange in January 2008, the Company received US$ 2,3 million in cash and recognized a gain of approximately US$ 800.000.

At December 31, 2006, the Company had investments in available-for-sale debt securities which are classified as current, as the Company’s plan is generally not to hold its investments in such securities until maturity in order to take advantage of market conditions. Interest income from these investments amounted to US$ 1.876.000 in 2007 (2006: US$ 422.000).

Unrealized gains and losses on available-for-sale equity and debt securities, net of any realized amounts are included in other reserves.

For the years ended December 31, 2007 and 2006, proceeds from sales of available-for-sale equity and debt securities totaled US$ 299,0 million and US$ 20,0 million, respectively. There were no realized gains or losses during 2007 and 2006.

The Company periodically reviews the carrying value of its investments for impairment, considering factors such as the most recent stock transactions and book values from the most recent financial statements.

14.	Trade Accounts Receivable

Trade Accounts Receivable (US$)	Dec. 31, 2007	Dec. 31, 2006
Trade accounts receivable, gross	140.051.000	83.037.000
Provision for doubtful accounts	(3.344.000)	(2.608.000)

	136.707.000	80.429.000

The Group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the Group has a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired at the balance sheet date:

Trade Accounts Receivable

			Thereof past due but not impaired
December 31, 2007 (US$)	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	More than 90 days
Trade accounts receivable	136.707.000	87.811.000	25.518.000	8.062.000	5.676.000	9.640.000

			Thereof past due but not impaired
December 31, 2006 (US$)	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	More than 90 days
Trade accounts receivable	80.429.000	47.934.000	19.119.000	4.623.000	3.329.000	5.424.000

With respect to the trade accounts receivable that are neither impaired nor past due, there are no indications as of the balance sheet date that the debtors will not meet their payment obligations.

The following table shows the development of allowances on trade accounts receivable:

Allowances On Trade Accounts Receivable (US$)	2007	2006
Balance January 1	2.608.000	2.388.000

Additions (allowances recognized as expense)	1.807.000	378.000
Write-offs	(1.062.000)	(333.000)
Currency translation adjustments	(9.000)	175.000

Balance December 31	3.344.000	2.608.000

All additions and write-offs relate to allowances for individual impairments.

15.	Inventories

Inventories (US$)	Dec. 31, 2007	Dec. 31, 2006
Raw materials	26.855.000	22.376.000
Work in process	35.894.000	23.229.000
Finished goods	25.597.000	18.480.000

	88.346.000	64.085.000

Included in inventories as of December 31, 2007, are US$ 8,9 million (2006: US$ 7,2 million) of inventory provisions. The movement in inventory provisions was recorded as a write-down under cost of sales. During 2007 inventories in the amount of US$ 97,9 million have been recognized as cost of sales (2006: US$ 73,7 million).

16.	Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets (US$)	Dec. 31, 2007	Dec. 31, 2006
Prepaid expenses and prepayments	18.555.000	15.561.000
VAT	4.980.000	1.073.000
Escrow funds	0	1.500.000
Receivables against Operon Biotechnologies Inc.	0	871.000
Other	5.569.000	5.901.000

	29.104.000	24.906.000

17.	Property, Plant and Equipment

Property, Plant and Equipment

(US$)	Total	Land and Buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in process
Net book value
Jan. 1, 2007	214.410.000	136.341.000	36.626.000	11.220.000	16.161.000	14.062.000

Cost
Jan. 1, 2007	324.241.000	153.048.000	83.144.000	40.970.000	33.017.000	14.062.000

Additions	35.994.000	4.220.000	20.362.000	5.539.000	838.000	5.035.000
Additions from business combinations	38.939.000	28.914.000	7.644.000	1.719.000	139.000	523.000
Disposals	(11.431.000)	(1.339.000)	(6.239.000)	(1.723.000)	(2.130.000)	0
Transfers	0	25.485.000	687.000	3.328.000	(16.289.000)	(13.211.000)
Currency adjustments	24.518.000	12.275.000	6.348.000	3.062.000	1.400.000	1.433.000

Dec, 31. 2007	412.261.000	222.603.000	111.946.000	52.895.000	16.975.000	7.842.000

Accumulated depreciation
Jan. 1, 2007	109.831.000	16.707.000	46.518.000	29.750.000	16.856.000	0

Additions	29.783.000	6.751.000	13.838.000	7.804.000	1.390.000	0
Disposals	(8.164.000)	(100.000)	(4.721.000)	(1.412.000)	(1.931.000)	0
Transfers	0	5.461.000	0	0	(5.461.000)	0
Currency adjustments	9.328.000	1.793.000	4.206.000	2.282.000	1.047.000	0

Dec. 31, 2007	140.778.000	30.612.000	59.841.000	38.424.000	11.901.000	0

Net book value
Dec. 31, 2007	271.483.000	191.991.000	52.105.000	14.471.000	5.074.000	7.842.000

No property, plant and equipment was pledged as security against non-current financial debts at December 31, 2007 (December 31, 2006: US$ 81,8 million). The net carrying amount of property, plant and equipment under finance lease contracts amounts to US$ 10,5 million as of December 31, 2007 (December 31, 2006: US$ 10,7 million).

Construction on a new logistics facility in Germany began in August 2006 and was completed in 2007. The new facility cost approximately EUR 9,0 million (approximately US$ 13,1 million), and of the amount incurred, approximately US$ 170.000 represents capitalized interest.

The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

The information for the comparative period is provided below:

Property, Plant and Equipment

(US$)	Total	Land and Buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in process
Net book value
Jan. 1, 2006	188.796.000	128.277.000	29.947.000	9.681.000	15.502.000	5.389.000

Cost
Jan. 1, 2006	276.737.000	139.604.000	67.527.000	33.915.000	30.302.000	5.389.000

Additions	28.930.000	1.350.000	11.564.000	4.237.000	325.000	11.454.000
Additions from business combinations	3.000.000	1.003.000	1.830.000	105.000	62.000	0
Disposals	(6.740.000)	0	(4.540.000)	(1.055.000)	(1.015.000)	(130.000)
Transfers	0	1.087.000	1.905.000	485.000	0	(3.477.000)
Currency adjustments	22.314.000	10.004.000	4.858.000	3.283.000	3.343.000	826.000

Dec. 31, 2006	324.241.000	153.048.000	83.144.000	40.970.000	33.017.000	14.062.000

Accumulated depreciation
Jan. 1, 2006	87.941.000	11.327.000	37.580.000	24.234.000	14.800.000	0

Additions	17.134.000	4.382.000	7.430.000	4.006.000	1.316.000	0
Disposals	(3.530.000)	0	(2.035.000)	(490.000)	(1.005.000)	0
Transfers	0	0	0	0	0	0
Currency adjustments	8.286.000	998.000	3.543.000	2.000.000	1.745.000	0

Dec. 31, 2006	109.831.000	16.707.000	46.518.000	29.750.000	16.856.000	0

Net book value
Dec. 31, 2006	214.410.000	136.341.000	36.626.000	11.220.000	16.161.000	14.062.000

18.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2007, are as follows:

Goodwill (US$)	Total
January 1, 2007	149.816.000
Goodwill acquired during the year	973.195.000
Purchase price adjustments for earn-out payments	3.875.000
Other goodwill adjustments	(17.851.000)
Foreign currency translation	11.339.000

December 31, 2007	1.120.374.000

With respect to additions to goodwill reference is made to 4. ‘Acquisitions’. In 2007, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts. In 2006, purchase adjustments represent the final allocation of purchase price and changes in our estimates of lease accruals for cancelled lease space.

The information for the comparative period is provided below:

Goodwill (US$)	Total
January 1, 2006	82.734.000
Goodwill acquired during the year	48.324.000
Purchase price adjustments for earn-out payments	12.626.000
Other goodwill adjustments	(958.000)
Foreign currency translation	7.090.000

December 31, 2006	149.816.000

In the fourth quarter of 2007, we performed our annual impairment assessment of goodwill (using data as of October 1, 2007) in accordance with the provisions of IAS 38. For the US$ 973.195.000 goodwill acquired in 2007 the purchase price allocation as of December 31, 2007, is preliminary and accordingly no impairment test was performed during 2007. No events or changes in circumstances indicated that the acquired goodwill might be impaired. In testing for potential impairment, we measured the estimated fair value of our cash generating units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination. For this purpose operating segments were identified which generate cash flows which are separable from the cash flows of other operating segments. While in most cases this determination is based on products and technologies, in some cases the determination is based on subsidiaries. For impairment testing, the recoverable amount of goodwill allocated to a cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating units. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (six to seven years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period. The discount rates used are based on the weighted average cost of capital (8,65%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management’s estimate of the risks profile for the respective valuation object. The discount rates used are based on the weighted average cost of capital (8,65%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2007. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

The allocation of the carrying amount of goodwill as of December 31, 2007, to the cash generating units and key assumptions used for the value in use calculations is presented below:

Cash Generating Units

(US$)

	Carrying amount of goodwill
Cash generating unit	Dec. 31, 2007	Dec. 31, 2006
HPV	939.757.000	0
IVD Assays	37.546.000	34.671.000
Electrophoresis	24.868.000	0
Whole Genome Amplification	23.700.000	21.418.000
Mag Attract	23.160.000	20.191.000
Multiplex Assays	18.140.000	14.768.000
Large Scale Sampling	16.160.000	24.275.000
Christalization	7.891.000	6.692.000
Amplification	7.849.000	7.849.000
PCR Diagnostics	6.052.000	5.639.000
Research Biolabs	5.575.000	5.033.000
siRNA	4.836.000	4.836.000
Tiangen	1.956.000	1.828.000
MSSP	1.627.000	1.458.000
QIAGEN KK	924.000	857.000
Molecular Diagnostics	333.000	301.000

	1.120.374.000	149.816.000

With respect to additions to goodwill reference is made to 4. ‘Acquisitions’. In 2007, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts.

19.	Intangible Assets

Intangible Assets

(US$)	Jan. 1, 2007	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2007
Cost
Technology rights and patents	118.607.000	33.972.000	402.400.000	2.051.000	8.236.000	561.164.000
Computer software	28.685.000	7.443.000	0	217.000	1.737.000	37.648.000
Development expenses	32.481.000	13.481.000	25.900.000	0	3.460.000	75.322.000
Other intellectual properties	25.788.000	681.000	114.700.000	0	1.904.000	143.073.000

	205.561.000	55.577.000	543.000.000	2.268.000	15.337.000	817.207.000

	Jan. 1, 2007	Additions	Disposals	Currency Adjustments	Dec. 31, 2007
Accumulated amortization
Technology rights and patents	23.266.000	30.032.000	333.000	1.898.000	54.863.000
Computer software	21.818.000	2.741.000	78.000	1.159.000	25.640.000
Development expenses	3.870.000	6.959.000	0	848.000	11.677.000
Other intellectual properties	2.636.000	7.404.000	0	227.000	10.267.000

	51.590.000	47.136.000	411.000	4.132.000	102.447.000

	Dec. 31, 2007	Dec. 31, 2006
Net book value
Technology rights and patents	506.301.000	95.341.000
Computer software	12.008.000	6.867.000
Development expenses	63.645.000	28.611.000
Other intellectual properties	132.806.000	23.152.000

	714.760.000	153.971.000

The amortization on intangible assets is allocated to the functional areas in which the respective intangible assets are used (primarily cost of sales, R&D and S&M). In 2007 acquisition related intangible amortization in the amount of US$ 24,0 million is included in cost of sales (2006: US$ 6,1 million which in prior year were included in R&D expenses; in order to correspond to the current year presentation this amount has been reclassified to cost of sales) and acquisition related intangible amortization in the amount of US$ 7,7 million is included in S&M expenses (2006: US$ 2,1 million).

The amortization periods for intangible assets acquired in the business combinations in 2007 are 10 years for product technology and in-process R&D, 12 years for patented technology, between 10 and 12 years for customer relationships and 12 years for tradenames from the date of acquisition (July 2007).

The information for the comparative period is provided below:

Intangible Assets

(US$)	Jan. 1, 2006	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2006
Cost
Technology rights and patents	78.152.000	6.841.000	27.471.000	226.000	6.369.000	118.607.000
Computer software	23.650.000	3.867.000	10.000	356.000	1.514.000	28.685.000
Development expenses	18.016.000	10.333.000	2.200.000	0	1.932.000	32.481.000
Other intellectual properties	10.226.000	2.653.000	12.034.000	0	875.000	25.788.000

	130.044.000	23.694.000	41.715.000	582.000	10.690.000	205.561.000

	Jan. 1, 2006	Additions	Disposals	Currency Adjustments	Dec. 31, 2006
Accumulated amortization
Technology rights and patents	13.350.000	8.596.000	5.000	1.325.000	23.266.000
Computer software	17.247.000	3.566.000	111.000	1.116.000	21.818.000
Development expenses	1.697.000	1.920.000	0	253.000	3.870.000
Other intellectual properties	462.000	2.075.000	0	99.000	2.636.000

	32.756.000	16.157.000	116.000	2.793.000	51.590.000

	Dec. 31, 2006	Dec. 31, 2005
Net book value
Technology rights and patents	95.341.000	64.802.000
Computer software	6.867.000	6.403.000
Development expenses	28.611.000	16.319.000
Other intellectual properties	23.152.000	9.764.000

	153.971.000	97.288.000

20.	Investments in Equity-Accounted Investees

Investments in Equity-Accounted Investees (US$)	Ownership Percentage	Dec. 31, 2007	Dec. 31, 2006
PreAnalytiX GmbH	50.0%	4.555.000	2.623.000
QBM Cell Science	19.5%	504.000	546.000
Dx Pte. Ltd.	33.3%	747.000	0

		5.806.000	3.169.000

Gain (Loss) from Investments in Equity-Accounted Investees	2007	2006
PreAnalytiX GmbH	1.318.000	1.009.000
QBM Cell Science	(42.000)	(28.000)
Dx Assays Pte. Ltd.	0	0

	1.276.000	981.000

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX). The investment is accounted for under the equity method. The Company has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX develops, manufactures and markets integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. For further information on PreAnalytix reference is made to 30. ‘Related Party Transactions’.

As of December 31, 2007, total assets of PreAnalytix amount to US$ 12,3 million (December 31, 2006: US$ 7,5 million) and shareholders’ equity amounts to US$ 11,0 million (December 31, 2006: US$ 7,0 million). In 2007 the Company generated revenues of US$ 7,8 million (2006: US$ 7,8 million) and net income of US$ 3,3 million (2006: US$ 3,2 million).

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%.

As of December 31, 2007, total assets of QBM Cell Science amount to US$ 383.000 (December 31, 2006: US$ 576.000) and shareholders’ equity amounts to US$ 317.000 (December 31, 2006: US$578.000). In 2007 the Company recorded revenues of US$ 303.000 (2006: US$ 523.000) and a net loss of US$ 396.000 (2006: net loss of US$ 37.000).

During 2007, the Company made an initial investment of US$ 747.000 in Dx Assays Pte Ltd. a joint venture with Bio*One Capital. The Company’s investment represents a 33,3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. The center is expected to be fully operational by early 2008.

21.	Financial Debts

Financial Debts (US$)	Dec. 31, 2007	Dec. 31, 2006
US$500,0 million note payable bearing interest at LIBOR plus 0,7% or 5,545% at December 31, 2007, due on July 12, 2012, with payments beginning in 2009	500.000.000	0
US$300,0 million 3,25% convertible bond 2006/2026 bearing interest at a rate of 3,25%	248.350.000	241.768.000
US$150,0 million 1,5% convertible bond 2004/2024 bearing interest at a rate of 1,50%	128.738.000	124.231.000
EUR 30,0 million note payable bearing interest at EURIBOR plus 0,75% - repaid in 2007	0	39.591.000
EUR 5,0 million note payable bearing interest at EURIBOR plus 0,75% - repaid in 2007	0	6.599.000

Total financial debts, non-current and current	877.088.000	412.189.000

Less current portion of financial debts	2.044.000	8.642.000

Total non-current financial debts	875.044.000	403.547.000

Breakdown by maturities - carrying values
2007	0	8.642.000
2008	2.044.000	13.197.000
2009	25.000.000	6.599.000
2010	50.000.000	6.599.000
2011	158.519.000	136.602.000
2012	394.000.000	0
Thereafter	247.525.000	240.550.000

	877.088.000	412.189.000

Breakdown by maturities - payments due for nominal amounts and future interest
2007	0	20.444.000
2008	39.725.000	26.552.000
2009	64.078.000	19.464.000
2010	87.045.000	19.118.000
2011	257.801.000	174.544.000
2012	370.101.000	9.750.000
Thereafter	303.656.000	303.656.000

	1.122.406.000	573.528.000

Total amount of secured financial debts	500.000.000	39.591.000
Unused lines of credit for short-term financing	165.300.000	12.400.000

During 2007, the Company repaid debt of EUR 5,0 million, which was originally due in June 2008, and a note payable of EUR 30,0 million, which was due in annual installments through June 2011.

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available an aggregate amount of US$ 750 million in the form of (1) a US$ 500 million term loan, (2) a US$ 100 million bridge loan, and (3) a US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement, and the US$ 100 million bridge loan matured in six months from the date of the agreement. The US$ 150 million revolving credit facility expires in five years from the date of the agreement. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2007.

The carrying amounts of current and non-current financial debts, excluding the convertible bonds, approximate their fair values. The fair values are based on future cash flows using market rates of interests for borrowings with similar credit status and maturities.

The Company has seven separate lines of credit amounting to US$ 164,4 million with variable interest rates, US$ 4.000 of which was utilized at December 31, 2007. There were no current borrowings outstanding at December 31, 2007 and 2006. Interest expense on line of credit and current borrowings was US$ 0 for the years ended December 31, 2007 and 2006.

Interest expense on non-current debt was US$ 37,9 million for the year ended December 31, 2007 (2006: US$ 19,9 million).

Convertible Bond 2004/2024 (US$)	Dec. 31, 2007	Dec. 31, 2006
Face value of convertible bond issued in August 2004	150.000.000	150.000.000
Transaction costs	(3.300.000)	(3.300.000)
Equity conversion component	(35.584.000)	(35.584.000)

Liability component on initial recognition in August 2004	111.116.000	111.116.000

Accrued interest expense	17.622.000	13.115.000

	128.738.000	124.231.000

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2007, was approximately US$ 277,8 million (December 31, 2006: US$ 200,0 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,9 million shares of common stock for issuance in the event of conversion.

Convertible Bond 2006/2026 (US$)	Dec. 31, 2007	Dec. 31, 2006
Face value of convertible bond issued in August 2004	300.000.000	300.000.000
Transaction costs	(4.788.000)	(4.788.000)
Equity conversion component	(60.561.000)	(60.561.000)

Liability component on initial recognition in May 2006	234.651.000	234.651.000

Accrued interest expense	13.699.000	7.117.000

	248.350.000	241.768.000

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2007, was approximately US$ 395,2 million (December 31, 2006: US$ 316,5 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million shares of common stock for issuance in the event of conversion.

22.	Provisions

Provisions (US$)	Jan. 1, 2007	Utilization	Reversal	Additions	Currency Adjustments	Dec. 31, 2007
Warranty	1.413.000	(775.000)	(155.000)	1.078.000	60.000	1.621.000
Acquisition and related costs	3.278.000	(3.278.000)	0	4.093.000	0	4.093.000
Relocation and restructuring costs	326.000	(326.000)	0	0	0	0

	5.017.000	(4.379.000)	(155.000)	5.171.000	60.000	5.714.000

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

The provision for acquisition and related costs primarily relates to severance and employee related costs as well as to lease and related costs.

For all provisions it is expected that the respective costs will be incurred in the next financial year.

23.	Accrued Expenses and Other Current Liabilities

Accrued Expenses and Other Current Liabilities (US$)	Dec. 31, 2007	Dec. 31, 2006
Payroll and related accrued liabilities	29.086.000	15.150.000
Royalties	15.720.000	9.392.000
Professional and other fees	9.223.000	1.897.000
Deferred revenue	8.934.000	5.562.000
Accrued change in control payments related to acquisition	6.741.000	0
Sales and other taxes	2.662.000	2.123.000
Management bonuses	2.054.000	727.000
Other liabilities	17.187.000	20.318.000

	91.607.000	55.169.000

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Provisions for professional and other fees are recorded when the respective services are received.

The Company records provisions for sales and other taxes when the exposure item becomes probable and reasonably estimable.

Accrued expenses and other current liabilities are non-interest bearing and have an average term of six months.

24.	Shareholders’ Equity

Shareholders’ Equity (US$)	Dec. 31, 2007	Dec. 31, 2006
Common shares, EUR 0,01 par value:
Authorized—410.000.000 shares
Issued and outstanding - 195.335.076 shares in 2007 and 150.167.540 shares in 2006	2.175.000	1.535.000
Share premium	1.099.110.000	327.226.000
Retained earnings	347.683.000	273.312.000
Other reserves	2.124.000	1.114.000
Cumulative foreign currency translation adjustments	74.896.000	40.733.000

Total shareholders’ equity attributable to equity holders of the parent	1.525.988.000	643.920.000

Minority interest	553.000	0

Total equity	1.526.541.000	643.920.000

Other Reserves

Other Reserves (US$)	Total	Cash Flow Hedges	Marketable Securities
January 1, 2006	1.096.000	(1.873.000)	2.969.000

Unrealized loss on cash flow hedges	(539.000)	(539.000)	0
Realized loss on cash flow hedges	2.122.000	2.122.000	0
Unrealized loss on marketable securities	(1.565.000)	0	(1.565.000)

December 31, 2006	1.114.000	(290.000)	1.404.000

Unrealized gain on cash flow hedges	903.000	903.000	0
Realized loss on cash flow hedges	611.000	611.000	0
Unrealized loss on marketable securities	(503.000)	0	(503.000)
Realized gain on marketable securities	(1.000)	0	(1.000)

December 31, 2007	2.124.000	1.224.000	900.000

25.	Retained Earnings

At the Annual General Meeting of Shareholders on June 26, 2008, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

26.	Share-Based Payments

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan and during 2005 the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, the options vest over a three-year period. During 2004 and 2005 the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The settlement of the Plan is accomplished by the issuance of common stock to the bearers of the options. In this respect the Company has approximately 18,1 million shares of common stock reserved and available for issuance under this plan at December 31, 2007.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 1,8 million shares of common stock reserved and available for issuance under these plans at December 31, 2007.

Stock Options

During the years ended December 31, 2007 and 2006, 379.598 and 201.500 stock options were granted, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions used for the grants: weighted average risk-free interest rates of 4,27% and 4,74% and a weighted average expected life of 5,47 years and 6,00 years for the years ended December 31, 2007 and 2006, respectively. The weighted average expected volatility which was determined based on market volatility for QIAGEN shares was 38%, and 43% for the years ended December 31, 2007 and 2006, respectively. It is assumed that no dividends would be issued during the option term. For the year ended December 31, 2007, the estimated forfeiture rate was 5% (2006: 9%).

Information regarding the Plan as of December 31, 2007 and 2006, and changes during the years then ended is summarized as follows:

Stock Options (US$)	Stock Options	Weighted Average Exercise Price
January 1, 2006	13.585.295	12,75
Granted	201.500	15,55
Exercised	(1.586.676)	6,93
Forfeited	(483.580)	16,51

December 31, 2006	11.716.539	13,43

Assumed in acquisition	4.139.854	9,24
Granted	379.598	17,01
Exercised	(4.551.655)	9,29
Forfeited	(321.695)	15,16

December 31, 2007	11.362.641	13,63

Exercisable at December 31, 2007	10.865.363	13,49

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4,139,854 stock options in the Company’s common stock.

Stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during years ended December 31, 2007 and 2006 and 2005 was US$ 6,97 and US$ 7,52, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 were US$ 42,0 million and US$ 12,0 million, respectively.

At December 31, 2007 and 2006, options were exercisable with respect to 10,9 million and 11,5 million common shares at a weighted average price of US$ 13,49 and US$ 13,40 per share, respectively. The options outstanding at December 31, 2007, expire in various years through 2017.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense over the vesting period. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5.1%. At December 31, 2007, there was US$ 16,2 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3,85 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2007, was US$ 16,63.

A summary of the Company’s restricted stock units as of December 31, 2007, is presented below:

Restricted Stock Units	Restricted Stock Units
January 1, 2007	0
Assumed in acquisition	857.445
Granted	864.855
Released	(127.273)
Forfeited	(9.469)

December 31, 2007	1.585.558

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s awards into 857.445 restricted stock units of the Company’s common stock.

Compensation Expense

Share-based compensation expense for the years ended December 31, 2007 and 2006 totaled approximately US$ 9,8 million and US$ 326.000, respectively.

27.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute finance leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these finance lease obligations. Rent expense under non-cancelable operating lease agreements was US$ 9,8 million in 2007 and US$ 9,1 million in 2006.

Minimum future obligations under finance and operating leases at December 31, 2007, are as follows:

Finance and Operating Leases (US$)	Finance Leases	Operating Leases
2008	4.952.000	8.940.000
2009	4.952.000	5.872.000
2010	4.953.000	4.116.000
2011	4.985.000	2.845.000
2012	5.055.000	1.584.000
Thereafter	22.883.000	3.144.000

	47.780.000	26.501.000

Less: amount representing interest	(11.994.000)

	35.786.000
Less: current portion	(2.769.000)

	33.017.000

There are no material renewal or purchase options and escalation clauses included in the lease agreements.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20% of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of US$ 15,7 million and US$ 9,4 million at December 31, 2007 and 2006, respectively. Royalty expense relating to these agreements amounted to US$ 37,1 million and US$ 24,0 million for the years ended December 31, 2007 and 2006, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2007, the Company had commitments with several vendors to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

Purchase and Royalties Commitments (US$)	Purchase Commitments	Royalty Commitments
2008	26.366.000	4.368.000
2009	5.751.000	4.451.000
2010	190.000	1.046.000
2011	190.000	611.000
2012	190.000	458.000
Thereafter	1.402.000	842.000

	34.089.000	11.776.000

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in detail under 4. ‘Acquisitions’ the Company could be required to make additional contingent cash payments totaling up to US$ 27,1 million based on the achievement of certain revenue and operating results milestones as follows: US$ 10,1 million in 2008, US$ 4,0 million in 2009, and US$ 12,0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and US$ 1,0 million payable upon the grant of certain patent rights.

In the prior year (December 31, 2006) the potential contingent cash payments for acquisitions were as follows: US$ 20,9 million in 2007, US$ 6,7 million in 2008, US$ 4,0 million in 2009, and US$ 12,0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and US$ 1,0 million payable upon the grant of certain patent rights.

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2007, the commitment under these agreements totaled US$ 15,3 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2007 and 2006, appropriately reflect the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2007, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the acquisition of Digene, the Company is now involved in various claims and legal proceedings of a nature considered normal to the business including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on May 13, 2008. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (Ventana) in the United States District Court for the District of Delaware. Digene alleged that Ventana infringed one or more claims of United States Patent No. 4,849,331 (the ‘331 patent) and United States Patent No. 4,849,332 (the ‘332 patent). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (Beckman) human Papillomavirus business. On December 10, 2002, Beckman was added as a co-defendant in the infringement action. Subsequently, Beckman filed a motion seeking to compel arbitration and the court granted its request. As a matter of judicial economy, the Court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (AAA) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible.

On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The Court, however, noted that there remained a substantial question as to whether Ventana had a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana was continued, and trial was set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana proceeded based upon patent infringement of Digene’s 331 and 332 patents (HPV 35). However, on December 15, 2007, the parties agreed to terms of a mutual settlement of all claims to be finalized on or before December 31, 2007. A stipulation of dismissal was filed with the Court on January 4, 2008 and the case was officially closed on the same day.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement. The parties have served discovery requests (requests for production of documents and things). The parties are evaluating discovery and following up on supplementation of requests.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied that motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration. Both motions are currently being briefed and no decision has been rendered as of this date. The trial before the panel is scheduled for October 27, 2008, to November 14, 2008. QIAGEN intends to vigorously pursue this case.

28.	Employee Benefits

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plan acquired with the acquisition of Digene Corporation, was US$ 1,4 million and US$ 881.000 for the years ended December 31, 2007 and 2006, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. In 2007 and 2006, matching contributions to the plan totaled approximately US$ 390.000 and US$ 295.000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was US$ 2,1 million at December 31, 2007, and US$ 1,7 million at December 31, 2006. Due to the insignificance of the defined benefit plans on the total assets the Company did not disclose all required information.

29.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in aggregate immaterial except for certain transactions with PreAnalytiX GmbH and Operon Biotechnologies, Inc.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. Amounts due to/from PreAnalytiX GmbH at year end are summarized as follows:

PreAnalytiX GmbH (US$)	Dec. 31, 2007	Dec. 31, 2006
Accounts receivable	670.000	20.000
Accounts payable	(116.000)	(219.000)

	554.000	(199.000)

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2.750 per day for consulting services less the amount received as member of the Supervisory Board. During 2007 and 2006, the Company paid approximately US$ 471.000 and US$ 524.000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2007. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2007 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2007	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Other*	Total
Peer M. Schatz	1.059.000	437.000	11.000	1.507.000
Roland Sackers	452.000	162.000	53.000	667.000
Dr. Joachim Schorr	291.000	122.000	27.000	440.000
Bernd Uder	311.000	121.000	20.000	452.000

*	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of US$ 50.000 or 10% of the total salary and bonus reported in 2007 for the officer.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan		Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	US$	80.000	114.551	318.175
Roland Sackers	US$	72.000	35.019	97.285
Dr. Joachim Schorr	US$	25.000	17.049	47.355
Bernd Uder	US$	47.000	17.276	47.986

The information for the comparative period is as follows:

Year Ended December 31, 2006	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Other*	Total
Peer M. Schatz	942.000	373.000	1.000	1.316.000
Roland Sackers	377.000	128.000	157.000	662.000
Dr. Joachim Schorr	259.000	104.000	38.000	401.000
Bernd Uder	276.000	104.000	10.000	390.000

*	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of US$ 50.000 or 10% or the total salary and bonus reported for the officer.

Year Ended December 31, 2006	Long-Term Compensation (US$)
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	73.000	—
Roland Sackers	63.000	—
Dr. Joachim Schorr	23.000	—
Bernd Uder	23.000	—

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board UD$ 15.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board US$ 10.000

•	Vice Chairman of the Supervisory Board US$ 5.000

•	Fee payable to each member of a committee US$ 2.500

•	Additional fee payable to a Chairman of a Committee US$ 5.000

Members of the Supervisory Board also receive US$ 1.000 for attending the Annual General Meeting and US$ 1.000 for attending each meeting of the Supervisory Board (not to exceed US$ 5.000 in the aggregate). Members of the Audit Committee receive US$ 1.000 for attending each meeting of the Audit Committee (not to exceed US$ 5.000 in the aggregate).

Supervisory Board members also receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$ 471.000 to Dr. Colpan for his scientific consulting services, including travel reimbursement.

(US$) Name	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.300	45.800
Dr. Heinrich Hornef*	7.500	5.000	6.000	2.500	3.700	24.700
Dr. Metin Colpan	15.000	—	5.000	—	7.300	27.300
Dr. Franz A. Wirtz*	7.500	2.500	4.500	2.500	3.700	20.700
Erik Hornnaess	15.000	5.000	10.000	6.250	7.300	43.550
Prof. Dr. Manfred Karobath	15.000	—	5.000	2.500	7.300	29.800
Dr. Werner Brandt	7.500	2.500	6.500	1.250	3.700	21.450
Heino von Prondzynski	7.500	—	4.500	1.250	3.700	16.950

*	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to seek another term as Supervisory Board members. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Dr. Hornef and Dr. Wirtz on the Supervisory Board following our 2007 Annual General Meeting of Shareholders.

The information for the comparative period is as follows:

(US$) Name	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.000	45.500
Dr. Heinrich Hornef	15.000	10.000	11.000	5.000	7.000	48.000
Dr. Metin Colpan	15.000	—	5.000	—	7.000	27.000
Jochen Walter*	15.000	—	5.000	1.250	7.000	28.250
Dr. Franz A. Wirtz	15.000	5.000	8.000	3.750	7.000	38.750
Erik Hornnaess	15.000	—	10.000	5.000	7.000	37.000
Prof. Dr. Manfred Karobath	15.000	—	4.500	2.500	7.000	29.000

*	Mr. Jochen Walter was a member of our Supervisory Board from 1988 until 2006 during which time he served on the Audit Committee from 1996 until 2006.

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restrictive Stock Units
Prof. Dr. Detlev H. Riesner	1.942	5.387
Dr. Heinrich Hornef	—	6.734
Dr. Metin Colpan	1.942	5.387
Dr. Franz A. Wirtz	—	6.734
Erik Hornnaess	1.942	5.387
Prof. Dr. Manfred Karobath	1.942	5.387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

During 2006, no options were granted to the members of the Managing and Supervisory Board.

The following table sets forth the vested and unvested options of officers and directors:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)		Total Unvested Stock Awards
Peer M. Schatz	2.359.876	114.551	5/2009 to 2/2017	4.590 to $	20.563	318.175
Roland Sackers	347.598	23.346	9/2009 to 2/2017	10.610 to $	20.563	97.285
Dr. Joachim Schorr	201.444	17.049	10/2011 to 2/2017	8.940 to $	17.900	47.355
Bernd Uder	120.000	17.276	3/2011 to 2/2017	11.985 to $	20.563	47.986
Prof. Dr. Detlev H. Riesner	90.667	1.942	1/2010 to 4/2017	6.018 to $	20.563	5.387
Dr. Metin Colpan	976.150	1.942	5/2009 to 4/2017	6.018 to $	20.563	5.387
Erik Hornnaess	112.000	1.942	1/2009 to 4/2017	6.018 to $	20.563	5.387
Prof. Dr. Manfred Karobath	90.000	1.942	1/2010 to 4/2017	6.018 to $	20.563	5.387

The information for the comparative period is as follows:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)
Peer M. Schatz	2.399.876	—	1/2008 to 12/2015	4,590 to $	20,563
Roland Sackers	375.925	—	9/2009 to 12/2015	8,940 to $	20,563
Dr. Joachim Schorr	241.444	—	10/2011 to 12/2015	8,940 to $	17,900
Bernd Uder	192.607	—	3/2011 to 12/2015	8,940 to $	20,563
Prof. Dr. Detlev H. Riesner	90.667	—	1/2010 to 12/2015	6,018 to $	20,563
Dr. Heinrich Hornef	76.000	—	1/2010 to 12/2015	11,985 to $	20,563
Dr. Metin Colpan	1.128.150	—	2/2007 to 12/2015	3,219 to $	20,563
Dr. Franz A. Wirtz	128.000	—	1/2008 to 12/2015	5,625 to $	20,563
Erik Hornnaess	122.300	—	1/2008 to 12/2015	5,625 to $	20,563
Prof. Dr. Manfred Karobath	90.000	—	1/2010 to 12/2015	6,018 to $	20,563

30.	Risks and Use of Derivative Financial Instruments

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the Group uses derivative financial instruments. The Group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. The Group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the U.S. dollar to achieve relatively stable and predictable cash flows. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

Because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2006 and 2007 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes. The Group hedges these risks in full. On account of these hedging activities, QIAGEN was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of QIAGEN’s exchange rate risk from ongoing operations is low.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is only exposed to currency risks from specific currency derivatives. These are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Exchange rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders’ equity and the fair value of these hedging transactions.

If the U.S. dollar had gained (lost) 10 percent against other major currencies (Euro, Swiss Franc, Canadian dollar) at December 31, 2007, the hedging reserve in shareholders’ equity and the fair value of the hedging transactions would have been US$ 586.000 lower (higher).

Interest rates

The Group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate. The Group’s exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity.

At December 31, 2007, we had US$ 348,5 million in cash and cash equivalents and US$ 2,3 million in marketable equity securities. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately US$ 224.000.

At December 31, 2007, we had US$ 875,0 million in long-term debt, of which US$ 500,0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately US$ 1,8 million, based on the period-end interest rate.

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2007 and 2006, we had cash and cash equivalents of US$ 348,5 million and US$ 430,9 million, respectively, and investments in current marketable securities of US$ 2,3 million and US$ 52,8 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2007, cash and cash equivalents had decreased by US$ 82,4 million over December 31, 2006 primarily due to cash provided by operating activities of US$ 96,3 million and financing activities of US$ 483,2 million, offset by cash used in investing activities of US$ 659,7 million. As of December 31, 2007 and 2006, we had working capital of US$ 465,2 million and US$ 553,2 million, respectively.

We have credit lines totaling US$ 165,3 million at variable interest rates. We also have capital lease obligations, including interest, in the amount of US$ 35,8 million, and carry US$ 950,0 million of long-term debt.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. At balance sheet date there are no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The Group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors and managed by the Group treasury department.

At December 31, 2007 and 2006, the Company held 289.096 shares in Coley Pharmaceutical Group, Inc. (CPG). At December 31, 2007, the shares in CPG have a fair market value (stock price) of US$ 2,3 million and a cost of US$ 1,4 million (December 31, 2006: fair market value of US$ 2,8 million and a cost of US$ 1,4 million). In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for US$ 8 per share. Upon the exchange in January 2008, the Company received US$ 2,3 million in cash and recognized a gain of approximately US$ 800.000.

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

Derivatives

During 2004, the Company entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007 and 2006, these forward contracts totaled US$ 44,0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have fair market values of approximately US$ (5,1) million, which are included in other non-current liabilities in the accompanying consolidated balance sheet at December 31, 2007. At December 31, 2006, the contracts had fair market values of approximately US$ (2,8) million and US$ 61.000, which are included in other non-current assets in the accompanying consolidated balance sheet at December 31, 2006.

In addition in 2007 and 2006, the Company had forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for CAD 5,0 million which matures in February 2008 and had a fair market value of US$ 788.000 at December 31, 2007, included in other liabilities. Additionally, the Company held a contract for JPY 160,0 million which matures in March 2008 and had a fair market value of US$ 63,000 at December 31, 2007, which is included in prepaid and other assets at December 31, 2007.

At December 31, 2006, the Company held a contract for CAD 8.0 million which matured in February 2007 and had a fair market value of US$ 126.000 at December 31, 2006. Additionally the Company held a contract for JPY 200,0 million which matured in April 2007 and had a fair market value of US$ 190.000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in other reserves, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives. Unrealized gains which have been recorded in equity amount to US$ 903.000 in 2007 (unrealized losses of US$ 539.000 in 2006). Realized losses recorded through the income statement amount to US$ 612.000 in 2007 and to US$ 2.122.000 in 2006.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the requirement, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The fair market values of these options totaled approximately EUR 1,0 million (US$ 1,5 million) at December 31, 2007, and were not significant at December 31, 2006. The 2007 options expired in January 2008 and a loss of US$ 1,4 million was realized.

The fair values of derivative financial instruments, if all the instruments were closed out at year end, are as follows as of December 31, 2007 and 2006:

Derivative Financial Instruments
(US$)	Positive fair values Dec. 31, 2007	Negative fair values Dec. 31, 2007	Positive fair values Dec. 31, 2006	Negative fair values Dec. 31, 2006
Forward contracts	63.000	(5.861.000)	377.000	(2.818.000)

31.	Additional Information for Financial Instruments

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values (Dec. 31, 2007)

		Measurement in Accordance with IAS 39
(US$)	Category	Carrying amount	Amortized cost	Cost	Fair value (through equity)	Fair value (through profit or loss)
Assets
Cash and cash equivalents	LaR	348.468.000	348.468.000	0	0	0
Available-for-sale assets	AfS	6.313.000	0	4.000.000	2.313.000	0
Notes receivable	LaR	5.139.000	5.139.000	0	0	0
Trade accounts receivable	LaR	136.707.000	136.707.000	0	0	0
Hedges	N/A	63.000	0	0	63.000	0
Liabilities
Financial debts	FLAC	(877.088.000)	(877.088.000)	0	0	0
Finance lease obligations	N/A	(35.786.000)	0	0	0	0
Trade accounts payable	FLAC	(40.378.000)	(40.378.000)	0	0	0
Hedges	N/A	(5.861.000)	0	0	1.035.000	(6.860.000)
Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		490.314.000	490.314.000	0	0	0
Available-for-Sales Financial Assets (AfS)		6.313.000	0	4.000.000	2.313.000	0
Financial Liabilities Measured at Amortized Cost (FLAC)		(917.466.000)	(917.466.000)	0	0	0

The information for the comparative period is provided below:

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values (Dec. 31, 2006)

		Measurement in Accordance with IAS 39
(US$)	Category	Carrying amount	Amortized cost	Cost	Fair value (through equity)	Fair value (through profit or loss)
Assets
Cash and cash equivalents	LaR	430.871.000	430.871.000	0	0	0
Available-for-sale assets	AfS	59.583.000	0	4.000.000	55.583.000	0
Notes receivable	LaR	4.247.000	4.247.000	0	0	0
Trade accounts receivable	LaR	80.429.000	80.429.000	0	0	0
Other assets	LaR	4.235.000	4.235.000	0	0	0
Hedges	N/A	377.000	0	0	84.000	293.000
Liabilities
Financial debts	FLAC	(412.189.000)	(412.189.000)	0	0	0
Finance lease obligations	N/A	(12.832.000)	0	0	0	0
Trade accounts payable	FLAC	(23.249.000)	(23.249.000)	0	0	0
Hedges	N/A	(2.818.000)	0	0	(511.000)	(2.307.000)
Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		519.782.000	519.782.000	0	0	0
Available-for-Sales Financial Assets (AfS)		59.583.000	0	4.000.000	55.583.000	0
Financial Liabilities Measured at Amortized Cost (FLAC)		(435.438.000)	(435.438.000)	0	0	0

Cash and cash equivalents, notes receivable, trade accounts receivable and other assets mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2007 and 2006, fair values of financial debts amount to US$ 1,173 billion and 562,7 million, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

As of December 31, 2007 and 2006, there are no significant concentrations of risks arising from financial instruments.

Net Results by Category

Net Results by Category (2007)		Subsequent Measurement
(US$)	From interest	At fair value	Allowances and impairments	From derecognition	Net result
Loans and Receivables (LaR)	15.857.000	0	(2.869.000)	0	12.988.000
Available-for-Sales Financial Assets (AfS)	1.876.000	0	0	(150.000)	1.726.000
Financial Liabilities Measured at Amortized Cost (FLAC)	(37.901.000)	0	0	0	(37.901.000)

	(20.168.000)	0	(2.869.000)	(150.000)	(23.187.000)

Interest from financial instruments is recognized in finance costs.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under G&A expenses.

The information for the comparative period is provided below:

Net Results by Category (2006)		Subsequent Measurement
(US$)	From interest	At fair value	Allowances and impairments	From derecognition	Net result
Loans and Receivables (LaR)	15.838.000	0	(711.000)	0	15.127.000
Available-for-Sales Financial Assets (AfS)	422.000		(2.100.000)	0	(1.678.000)
Financial Liabilities Measured at Amortized Cost (FLAC)	(19.900.000)	0	0	0	(19.900.000)

	(3.640.000)	0	(2.811.000)	0	(6.451.000)

32.	Disclosures on Capital Management

The overriding aim of the Group’s capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the ratio of shareholders’ equity compared to total assets as shown in the consolidated balance sheet.

The following table provides the shareholders’ equity ratio as of December 31, 2007 and 2006:

Shareholders’ Equity Ratio
(US$)	Dec. 31, 2007	Dec. 31, 2006
Shareholders’ Equity attributable to Equity Holders of the Parent	1.525.988.000	643.920.000

Total Assets	2.870.873.000	1.234.372.000

33.	Segment Information

Primary Reporting Format – Geographical Segments

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s Corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

Summarized financial information concerning the Company’s reportable geographical segments is shown in the following tables:

Revenues
(US$)	2007	2006
North America	465.878.000	318.865.000
Germany	270.173.000	220.325.000
Switzerland	56.615.000	40.044.000
Asia	71.168.000	49.875.000
Rest of World	148.082.000	109.025.000
Corporate	350.000	525.000

	1.012.266.000	738.659.000

Intersegment elimination	(362.492.000)	(272.881.000)

	649.774.000	465.778.000

Revenues are attributed to countries based on the location of the Company’s subsidiary. During 2007 and 2006, no single customer represented more than ten percent of consolidated revenues.

Intersegment Revenues
(US$)	2007	2006
North America	(155.052.000)	(115.924.000)
Germany	(162.149.000)	(129.438.000)
Switzerland	(42.637.000)	(26.518.000)
Asia	(1.876.000)	(784.000)
Rest of World	(778.000)	(188.000)
Corporate	0	(29.000)

	(362.492.000)	(272.881.000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and are eliminated in consolidation.

Income (Loss) from Operations (Excluding Other Income and Other Expense)
(US$)	2007	2006
North America	38.905.000	29.714.000
Germany	69.426.000	59.276.000
Switzerland	3.735.000	2.600.000
Asia	5.920.000	8.485.000
Rest of World	21.885.000	15.572.000
Corporate	(20.916.000)	(6.550.000)

	118.955.000	109.097.000

Intersegment elimination	(2.662.000)	(557.000)

	116.293.000	108.540.000

The Corporate component of operating income (loss) is primarily general and administrative expenses and share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

Depreciation and Amortization
(US$)	2007	2006
North America	35.717.000	10.283.000
Germany	25.059.000	15.420.000
Switzerland	3.275.000	1.982.000
Asia	2.533.000	1.643.000
Rest of World	2.373.000	1.850.000
Corporate	585.000	780.000

	69.542.000	31.958.000

Assets
(US$)	Dec. 31., 2007	Dec. 31., 2006
North America	2.183.631.000	313.495.000
Germany	493.363.000	375.797.000
Switzerland	97.795.000	93.164.000
Asia	80.830.000	71.437.000
Rest of World	112.636.000	96.636.000
Corporate	1.871.230.000	1.366.254.000

	4.839.485.000	2.316.783.000

Intersegment elimination	(1.968.612.000)	(1.082.411.000)

	2.870.873.000	1.234.372.000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2007, for Switzerland, the net investment in equity-accounted investees was US$ 4,6 million (December 31, 2006: US$ 2,6 million). The Netherlands had a net investment in equity-accounted investees of US$ 1,3 million as of December 31, 2007 (December 31, 2006: US$ 546.000).

Capital Expenditures
(US$)	2007	2006
North America	6.381.000	4.206.000
Germany	19.938.000	20.638.000
Switzerland	3.445.000	2.211.000
Asia	2.875.000	804.000
Rest of World	1.822.000	1.130.000
Corporate	31.000	6.000

	34.492.000	28.995.000

Long-Lived Assets (Excluding Deferred Income Taxes)
(US$)	Dec. 31, 2007	Dec. 31, 2006
North America	1.702.501.000	189.575.000
Germany	336.699.000	269.442.000
Switzerland	12.255.000	9.323.000
Asia	33.080.000	30.484.000
Rest of World	37.237.000	31.363.000
Corporate	2.046.000	6.741.000

	2.123.818.000	536.928.000

Liabilities
(US$)	Dec. 31, 2007	Dec. 31, 2006
North America	816.590.000	45.150.000
Germany	77.029.000	112.604.000
Switzerland	13.054.000	14.122.000
Asia	12.312.000	9.185.000
Rest of World	413.727.000	400.809.000
Corporate	11.620.000	8.582.000

	1.344.332.000	590.452.000

Stock Option Expenses
(US$)	2007	2006
North America	(7.177.000)	(65.000)
Germany	(2.112.000)	(197.000)
Switzerland	(49.000)	(19.000)
Asia	(32.000)	(7.000)
Rest of World	(154.000)	(38.000)
Corporate	(322.000)	0

	(9.846.000)	(326.000)

Impairment Losses
(US$)	2007	2006
North America	0	(401.000)
Germany	0	(714.000)
Switzerland	(306.000)	(1.509.000)
Asia	0	0
Rest of World	0	0
Corporate	0	(2.121.000)

	(306.000)	(4.745.000)

Secondary Reporting Format – Business Segments

The consumables business segment and the instruments business segment have been identified as the Companies business segments. The consumables business segment makes up for more than 90% of the revenues of the Group, for more than 90% of the combined result of the Group and for more than 90% of the total assets of the Group as of December 31, 2007 and 2006, respectively. Accordingly, the consumables business segment is considered to be the dominant business segment and any secondary segment reporting is omitted in accordance with materiality considerations.

34.	Subsequent Events

No events or transactions have occurred subsequently to December 31, 2007, that would have a material impact on the financial statements as presented.

35.	Authorisation for Issue

The consolidated financial statements for the period ended December 31, 2007, were authorized for issue on April 29, 2008, by the Board of Directors.

36.	List of Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2007, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

As of December 31, 2007

Company	Country	Currency	Capital	Ownership	Activity
Genaco Biomedical Products, Inc.	USA	USD	5.000	100%	P/R&D/S
Gentra Systems, Inc.	USA	USD	161.000	100%	P/R&D/S
QIAGEN BV	Netherlands	EUR	18.000	100%	S
QIAGEN Deutschland Holding GmbH	Germany	EUR	25.000	100%	H
QIAGEN Euro Finance (Luxembourg) S.A.	Luxemburg	USD	25.000	100%	Finance
QIAGEN Finance Deutschland GmbH	Germany	EUR	25.000	100%	Finance
QIAGEN Finance (Luxembourg) S.A.	Luxemburg	EUR	125.000	100%	Finance
QIAGEN Gaithersburg, Inc.	USA	USD	249.000	100%	P/R&D/S
QIAGEN GmbH	Germany	EUR	210.000	100%	P/R&D/S
QIAGEN Hamburg GmbH	Germany	EUR	178.000	100%	P/R&D/S
QIAGEN, Inc. (Canada)	Canada	CAD	50.000	100%	S
QIAGEN, Inc. (USA)	USA	USD	15.000	100%	S
QIAGEN Instruments AG	Switzerland	CHF	14.939.000	100%	P/R&D
QIAGEN KK	Japan	JPY	10.000.000	100%	S
QIAGEN Ltd.	UK	GBP	105.000	100%	S
QIAGEN North American Holding Inc.	USA	USD	0	100%	H
QIAGEN NV	Netherlands	USD	1.535.000	100%	H
QIAGEN Pty. Ltd.	Australia	AUD	160.000	100%	S
QIAGEN S.A.	France	EUR	240.000	100%	S
QIAGEN Sciences, Inc.	USA	USD	0	100%	P/R&D
QIAGEN Shared Services, Inc.	USA	USD	3.185.000	100%	H
QIAGEN SpA	Italy	EUR	100.000	100%	S
QIAGEN Vertriebsges. mbH	Austria	EUR	18.000	100%	S
Nextal Biotechnology Inc.	Canada	CAD	3.000	100%	P
Shenzhen PG Biotech Co. Ltd.	China	CNY	20.400.000	100%	P/R&D/S

Activities:	P (production): this company performs manufacturing and/or production activities for the Group.

R&D (research and development): this company performs research and development activities for the Group.

S (sales): this company performs marketing, export and trading activities for the Group.

H (headquarters): this company serves as headquarter of the Group or in a certain country.

Venlo, The Netherlands, April 22, 2008

Peer M. Schatz
Chief Executive Officer

QIAGEN N.V.

COMPANY BALANCE SHEETS

(Before proposed appropriation of net income)

	Notes	December 31, 2007 US$	December 31, 2006 US$
Assets
Fixed Assets
Intangible fixed assets	(3)	48.005.000	43.131.000
Tangible fixed assets	(4)	30.000	10.000
Financial fixed assets	(5)	1.327.852.000	542.068.000

Total fixed assets		1.375.887.000	585.209.000

Current Assets
Receivables	(6)	2.800.000	1.643.000
Cash		196.284.000	109.524.000

Total current assets		199.084.000	111.167.000

Total assets		1.574.971.000	696.376.000

Shareholders’ Equity and Liabilities
Shareholders’ Equity:	(7)
Common shares		2.175.000	1.535.000
Share premium		1.099.110.000	327.226.000
Retained earnings		239.258.000	176.524.000
Net income		74.371.000	73.313.000
Legal reserves		34.054.000	23.475.000
Other reserves		2.124.000	1.114.000
Cumulative foreign currency translation adjustments		74.896.000	40.733.000

Total shareholders’ equity		1.525.988.000	643.920.000

Non-Current Liabilities:
Non-current liabilities		0	0

Total non-current liabilities		0	0

Current liabilities
Trade accounts payable		1.116.000	482.000
Payables to group companies		42.347.000	49.083.000
Accrued liabilities		5.520.000	2.891.000

Total current liabilities		48.983.000	52.456.000

Total shareholders’ equity and liabilities		1.574.971.000	696.376.000

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

COMPANY INCOME STATEMENTS

	Notes	Year ended December 31, 2007 US$	Year ended December 31, 2006 US$
Net income from investments (after income tax)	(2)	56.302.000	59.124.000
Other income (after income tax)	(2)	18.069.000	14.189.000

Net income		74.371.000	73.313.000

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.	Accounting Policies

As from 2005, Dutch law allows companies that apply IFRS as adopted in the European Union in their consolidated financial statements to use the same accounting principles in the financial statements of the Company. Financial statements that are based on this provision qualify as financial statements under Dutch law. The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company.

Subsidiaries of QIAGEN N.V. are accounted for using the equity method.

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of QIAGEN N.V. includes only the net income from investments after tax and other income after tax, as the Company’s figures are included in the consolidated financial statements.

2.	Net Income from Investments / Other Income

Net income from investments relates to QIAGEN N.V.’s share in the earnings of its subsidiaries and affiliates.

3.	Intangible Fixed Assets

Intangible Fixed Assets
(US$)	Dec. 31, 2007	Dec. 31, 2006
Goodwill	44.892.000	39.627.000
Other intangible assets	3.113.000	3.504.000

	48.005.000	43.131.000

The changes in the carrying amount of goodwill for the year are as follows:

Goodwill
(US$)	Total
December 31, 2006	39.627.000
Additions	1.091.000
Foreign currency translation	4.174.000

December 31, 2007	44.892.000

The movements of other intangible assets for the year are as follows:

Other intangible assets (US$)	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Cost
Patent rights and licenses	5.456.000	440.000	0	5.896.000
Computer software	1.601.000	0	0	1.601.000

	7.057.000	440.000	0	7.497.000

	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Accumulated depreciation
Patent rights and licenses	2.432.000	511.000	0	2.943.000
Computer software	1.121.000	320.000	0	1.441.000

	3.553.000	831.000	0	4.384.000

	Dec. 31, 2007	Dec. 31, 2006
Net book value
Patent rights and licenses	2.953.000	3.024.000
Computer software	160.000	480.000

	3.113.000	3.504.000

For the comparative period the movements are as follows:

Other intangible assets (US$)	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Cost
Patent rights and licenses	5.454.000	2.000	0	5.456.000
Computer software	1.601.000	0	0	1.601.000

	7.055.000	2.000	0	7.057.000

	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Accumulated depreciation
Patent rights and licenses	1.931.000	501.000	0	2.432.000
Computer software	801.000	320.000	0	1.121.000

	2.732.000	821.000	0	3.553.000

	Dec. 31, 2006	Dec. 31, 2005
Net book value
Patent rights and licenses	3.024.000	3.523.000
Computer software	480.000	800.000

	3.504.000	4.323.000

4.	Tangible Fixed Assets

Tangible Fixed Assets (US$)	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Cost
Furniture and office equipment	48.000	31.000	0	79.000

	48.000	31.000	0	79.000

	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Accumulated depreciation
Furniture and office equipment	38.000	11.000	0	49.000

	38.000	11.000	0	49.000

	Dec. 31, 2007	Dec. 31, 2006
Net book value
Furniture and office equipment	30.000	10.000

	30.000	10.000

For the comparative period the movements are as follows:

Tangible Fixed Assets (US$)	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Cost
Furniture and office equipment	42.000	6.000	0	48.000

	42.000	6.000	0	48.000

	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Accumulated depreciation
Furniture and office equipment	36.000	2.000	0	38.000

	36.000	2.000	0	38.000

	Dec. 31, 2006	Dec. 31, 2005
Net book value
Furniture and office equipment	10.000	6.000

	10.000	6.000

5.	Financial Fixed Assets

Financial Fixed Assets (US$)	Dec. 31, 2007	Dec. 31, 2006
Investments in subsidiary companies	823.191.000	537.815.000
Participating interests	3.564.000	3.348.000
Loans receivable	501.097.000	905.000

	1.327.852.000	542.068.000

Financial Fixed Assets (US$)	Investments in subsidiary companies	Participating interests	Loans receivable	Total
Balance as of January 1, 2006	399.021.000	7.078.000	0	406.099.000
Additions / disposals	132.195.000	(3.702.000)	905.000	129.398.000
Dividends received	(78.422.000)	0	0	(78.422.000)
Share of net profit	59.152.000	(28.000)	0	59.124.000
Translation adjustments	25.869.000	0	0	25.869.000

Balance as of December 31, 2006	537.815.000	3.348.000	905.000	542.068.000

Additions / disposals	260.529.000	258.000	500.192.000	760.979.000
Dividends received	(65.776.000)	0	0	(65.776.000)
Share of net profit	56.344.000	(42.000)	0	56.302.000
Translation adjustments	34.279.000	0	0	34.279.000

Balance as of December 31, 2007	823.191.000	3.564.000	501.097.000	1.327.852.000

At December 31, 2007, the Company’s investments comprise (exclusive of insignificant investments and participating interests):

Name		Registered office	% owned
Subsidiary companies:
•	QIAGEN BV	Venlo, The Netherlands	100%
•	QIAGEN Deutschland Holding GmbH*	Hilden, Germany	100%
•	QIAGEN Euro Finance (Luxembourg) S.A.	Luxembourg	100%
•	QIAGEN Finance (Luxembourg) S.A.	Luxembourg	100%
•	QIAGEN Inc. (Canada)****	Mississauga, Canada	100%
•	QIAGEN Instruments AG	Hombrechtikon, Switzerland	100%
•	QIAGEN KK	Tokyo, Japan	100%
•	QIAGEN Ltd.	Crawley, England	100%
•	QIAGEN Pty. Ltd.	Victoria, Australia	100%
•	QIAGEN S.A.	Courtaboeuf Cedex, France	100%
•	QIAGEN SpA**	Milan, Italy	100%
•	QIAGEN NAH Inc.***	Valencia, United States	100%
•	QIAGEN Vertriebsgesellschaft mbH****	Vienna, Austria	100%
•	Shenzen PG Biotech Co. Ltd.	Shenzen, China	100%

*.	and subsidiaries QIAGEN GmbH, QIAGEN Finance Deutschland GmbH and QIAGEN Hamburg GmbH (all 100 % owned).

**	75 % owned by QIAGEN N.V. and 25 % owned by QIAGEN GmbH.

***	and subsidiaries eGene Inc., Genaco Biomedical Products Inc., Gentra Systems Inc., QIAGEN Gaithersburg Inc., QIAGEN Inc. (USA), QIAGEN Sciences Inc. and QIAGEN Shared Services, Inc. (all 100 % owned).

****	and subsidiary Nextal Biotechnology Inc. (Canada) (100 % owned).

6.	Receivables

Receivables (US$)	Dec. 31, 2007	Dec. 31, 2006
Marketable securities	0	0
Receivables	107.000	128.000
Prepaid expenses and other	2.693.000	1.515.000

	2.800.000	1.643.000

7.	Shareholders’ Equity

Shareholders’ Equity (US$ ‘000)	Common Shares US$	Share Premium US$	Retained Earnings US$	Net Income US$	Legal Reserves US$	Cumulative Foreign Currency Other Reserves US$	Translation Adjustments US$	Total US$
December 31, 2006	1.535	327.226	176.524	73.313	23.475	1.114	40.733	643.920
Appropriation of prior year net income	—	—	73.313	(73.313)	—	—	—	—
Income and expense directly recognized in equity	—	—	—	—	—	1.010	34.163	35.173
Profit for the year	—	—	—	74.371	—	—	—	74.371
Allocation to legal reserves	—	—	(10.579)	—	10.579	—	—	—
Share issue for acquisitions	575	709.373	—	—	—	—	—	709.948
Subscription receivable	—	675	—	—	—	—	—	675
Stock options	65	61.836	—	—	—	—	—	61.901

December 31, 2007	2.175	1.099.110	239.258	74.371	34.054	2.124	74.896	1.525.988

Legal reserves in the amount of US$ 34.054.000 (2006: US$ 23.475.000) were set up in connection with capitalized development expenses.

8.	Employee information

The average number of employees during the year was six (2006: five).

9.	Remuneration of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2007. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2007 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses). The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2007	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	212.000	71.000	283.000
Roland Sackers	104.000	41.000	145.000
Dr. Joachim Schorr	31.000	14.000	45.000
Bernd Uder	29.000	14.000	43.000

The information for the comparative period is as follows:

Year Ended December 31, 2006	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	188.000	69.000	257.000
Roland Sackers	95.000	38.000	133.000
Dr. Joachim Schorr	28.000	9.000	37.000
Bernd Uder	26.000	9.000	35.000

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board UD$ 15.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board US$ 10.000

•	Vice Chairman of the Supervisory Board US$ 5.000

•	Fee payable to each member of a committee US$ 2.500

•	Additional fee payable to a Chairman of a Committee US$ 5.000

Members of the Supervisory Board also receive US$ 1.000 for attending the Annual General Meeting and US$ 1.000 for attending each meeting of the Supervisory Board (not to exceed US$ 5.000 in the aggregate). Members of the Audit Committee receive US$ 1.000 for attending each meeting of the Audit Committee (not to exceed US$ 5.000 in the aggregate).

Supervisory Board members also receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year.

(US$) Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.300	45.800
Dr. Heinrich Hornef*	7.500	5.000	6.000	2.500	3.700	24.700
Dr. Metin Colpan	15.000	—	5.000	—	7.300	27.300
Dr. Franz A. Wirtz*	7.500	2.500	4.500	2.500	3.700	20.700
Erik Hornnaess	15.000	5.000	10.000	6.250	7.300	43.550
Prof. Dr. Manfred Karobath	15.000	—	5.000	2.500	7.300	29.800
Dr. Werner Brandt	7.500	2.500	6.500	1.250	3.700	21.450
Heino von Prondzynski	7.500	—	4.500	1.250	3.700	16.950

*	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to seek another term as Supervisory Board members. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Dr. Hornef and Dr. Wirtz on the Supervisory Board following our 2007 Annual General Meeting of Shareholders.

The information for the comparative period is as follows:

(US$) Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.000	45.500
Dr. Heinrich Hornef	15.000	10.000	11.000	5.000	7.000	48.000
Dr. Metin Colpan	15.000	—	5.000	—	7.000	27.000
Jochen Walter*	15.000	—	5.000	1.250	7.000	28.250
Dr. Franz A. Wirtz	15.000	5.000	8.000	3.750	7.000	38.750
Erik Hornnaess	15.000	—	10.000	5.000	7.000	37.000
Prof. Dr. Manfred Karobath	15.000	—	4.500	2.500	7.000	29.000

*	Mr. Jochen Walter was a member of our Supervisory Board from 1988 until 2006 during which time he served on the Audit Committee from 1996 until 2006.

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restrictive Stock Units
Prof. Dr. Detlev H. Riesner	1.942	5.387
Dr. Heinrich Hornef	—	6.734
Dr. Metin Colpan	1.942	5.387
Dr. Franz A. Wirtz	—	6.734
Erik Hornnaess	1.942	5.387
Prof. Dr. Manfred Karobath	1.942	5.387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

During 2006, no options were granted to the members of the Supervisory Board.

10.	Guarantees

In connection with the issuance of convertible notes in the amount of US$ 150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of US$ 300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted guarantees to banks as security for credit facilities of certain of its foreign subsidiaries amounting to RMB 30.000.000 at December 31, 2007.

Venlo, The Netherlands, April 22, 2008

Peer M. Schatz
Chief Executive Officer

OTHER INFORMATION

QIAGEN N.V., VENLO

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

QIAGEN N.V., VENLO

Subsequent Events

No events or transactions have occurred subsequently to December 31, 2007, that would have a material impact on the financial statements as presented.

Responsibility Statement of the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Venlo, April 22, 2008

QIAGEN N.V.

Peer M. Schatz	Roland Sackers	Bernd Uder	Joachim Schorr

To: Shareholders, Supervisory Board and Management of Qiagen N.V., Venlo

AUDITOR’S REPORT

Report on the financial statements

We have audited the accompanying (as set out on pages F-1 to F-80) financial statements 2007 of Qiagen N.V., Venlo, The Netherlands. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2007, the income statement, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2007, the company income statement for the year then ended and the notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the managing directors’ report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the managing board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, April 22, 2008

for Ernst & Young Accountants

/s/ W.J. Spijker

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: June 20, 2008